

ANNUAL REPORT

2022

TiptreeInc.

Annual percentage change in share price of Tiptree Inc. vs. equity indices as of 12/31/22:			
	Tiptree	Russell 2000	S&P 500
1 Year	**1.2%**	(20.4)%	(18.1)%
3 Year	**21.1%**	3.1%	7.7%
5 Year	**20.4%**	4.1%	9.4%
From Inception (June 2007)	**9.2%**	6.5%	8.4%

To Our Fellow Shareholders:

Although 2022 presented a number of significant market challenges, we were pleased with our results for the year. Tiptree's share price appreciation plus dividends for the year produced a total return of 1.2% compared to (20.4)% for the Russell 2000 and (18.1)% for the S&P 500.

Throughout the year we faced the extraordinary headwinds of global inflation and economic recession fears (the combination being "stagflation", something few people have experienced in their careers), significantly higher interest rates and commodity prices, deterioration in the global equity markets, and the start and continuation of a Russian/Ukrainian conflict. In response to the confluence of these major market events, the leaders of our businesses adapted and helped guide us to a strong year in 2022. Revenues for the year increased to a record $1.4 billion, up 16.4% from the prior year, while contributing adjusted net income of $63.4 million.

Our specialty insurance business, The Fortegra Group, built upon its exceptional multi-year performance, producing a record adjusted return on equity of 26.1% while growing top-line premiums at 22.2% for the year. Once again, we credit Fortegra's CEO Rick Kahlbaugh and his team for continuing to build upon a great platform, with extra credit earned for consistency. In June of 2022 we welcomed our new partner Warburg Pincus helping to further fuel growth of the business.

Our businesses in Tiptree Capital also performed well in 2022, with a combined return on average equity of 16.9%. Although interest rate movements negatively impacted origination volumes at Reliance First Capital, the nimble actions taken by our exceptionally experienced management team, led by CEO Hugh Miller, and the positive impacts of our mortgage servicing book, kept the business profitable. We continued our positive momentum within Tiptree Marine as both the dry bulk and product tanker shipping sectors experienced increases in asset valuations and shipping rates.

In a tough year for many, we are pleased to say we have increased our dividend by 25% (as of March 2023) and repurchased 165,040 of our shares at a weighted average price of $10.44, a substantial discount to our intrinsic value.

Our consolidated results for 2022 are summarized below:

TIPTREE CONSOLIDATED RESULTS

<u>GAAP FINANCIAL HIGHLIGHTS</u>

(dollars in millions, except per share data)	2022	2021	2020	2019	2018
Net income attributable to Common Stockholders	(8.3)	38.1	(29.2)	18.4	23.9
Diluted earnings per Common Share	(0.23)	1.09	(0.86)	0.50	0.69
Cash dividends paid per share	0.16	0.16	0.16	0.155	0.135
Total assets	4,039.6	3,599.1	2,995.8	2,198.3	1,864.9
Total investments and cash and cash equivalents	1,373.7	1,165.9	948.3	870.1	782.9
Debt, net	259.4	393.3	366.2	374.5	354.1
Total stockholders' equity	533.6	400.2	373.5	411.4	399.3

<u>NON-GAAP FINANCIAL HIGHLIGHTS[1]</u>	<u>2022</u>	<u>2021</u>	<u>2020</u>	<u>2019</u>	<u>2018</u>
Adjusted EBITDA	81.1	100.8	4.5	68.1	26.7
Adjusted Net Income	63.4	63.9	54.1	27.6	22.3
Shares outstanding[2]	36.4	34.1	32.7	34.6	35.9
Book Value per share[2]	10.92	11.22	10.90	11.52	10.79
Total cash returned to shareholders	7.4	8.2	19.3	14.4	19.1

INSURANCE

Our largest business, The Fortegra Group, is a provider of specialty insurance products which are generally focused on underserved markets or require niche product knowledge. As previously mentioned, Fortegra continued to grow in 2022, with gross written premiums and premium equivalents increasing 22.2% for the year driven by growth in our U.S. insurance lines and service contract businesses in U.S. and Europe. Many of Fortegra's products are multiyear policies where premiums are earned over the life of the policy. So, as we grow our written premiums, our earned premiums will lag, creating a balance sheet item known as unearned premiums and deferred revenue. We will continue to highlight this balance sheet metric which has grown to $2.0 billion, up $347.8 million, or 21.0%, from the prior year-end. This unearned premium provides a solid and stable base to Fortegra's future earnings. Fortegra's growth has been remarkable over the past few years but more importantly, profitability has been maintained as Fortegra's combined ratio has consistently remained low at an impressive 90.7% for the year. While the financial markets provided some challenges to the performance of the investment portfolio, it increased in size by 27% to $1.154 billion. Our affiliate Corvid Peak Capital Management manages the portfolio and we anticipate future investment performance to be positively impacted by our ability to invest (and re-invest) in a higher interest rate environment.

---

[1] For a reconciliation to GAAP financials, see "Non-GAAP Measures" beginning on p. 62 of the attached Form 10-K.

[2] For periods prior to April 10, 2018, book value per share assumes the full exchange of the limited partner units of TFP for Common Stock.

Lastly, as we have discussed previously, in June 2022, Warburg Pincus closed on their investment in Fortegra giving them an approximate 24% ownership in the company assuming conversion of their convertible securities. We welcome Warburg Pincus' capital, to help further fuel Fortegra's growth, but we equally value their partnership and deep experience they bring in the financial services sector.

The table below highlights Fortegra's results since 2015:

Year	Gross Written Premiums & Premium Equivalents[3]	Adjusted Net Income[3]	Combined Ratio[3]
2015	$861.7	$19.3	89.1%
2016	926.3	24.2	90.2
2017	962.5	25.9	92.6
2018	1,096.5	31.3	92.2
2019	1,297.0	32.8	92.4
2020	1,666.9	43.4	91.5
2021	2,194.0	66.8	90.6
2022	2,680.7	83.8	90.7
Compound Annual Growth Rate	17.6%	23.3%	

The table below highlights the growth in Fortegra's investment portfolio since 2014 (year of acquisition):

Year	Insurance Investment Portfolio	Tiptree Total Stockholders' Equity	Implied Investment leverage
2014	$186	$402	0.5x
2015	323	398	0.8x
2016	499	390	1.3x
2017	492	397	1.2x
2018	541	399	1.4x
2019	566	411	1.4x
2020	713	374	1.9x
2021	910	400	2.3x
2022	1,154	534	2.2x

---

[3] For a reconciliation to GAAP financials, see "Non-GAAP Measures" beginning on p. 62 of the attached Form 10-K. Combined ratio has been adjusted for impacts of purchase price accounting amortization for 2014-2017.

TIPTREE CAPITAL

Tiptree Capital has invested in a broad range of assets and businesses over the years with the objective of sourcing "high conviction" investment opportunities for which we see a significant long-term value proposition. In 2022, Tiptree Capital generated pretax income of $32.3 million, representing a 16.9% return on average equity for the year. The positive returns were primarily driven by gains on the sale of our shipping assets which closed in the second half of 2022. Reliance First Capital, our residential mortgage business, faced a challenging market environment but delivered pretax income of $0.9 million mostly by a positive impact from fair value adjustments on its mortgage servicing portfolio. As residential mortgage rates stabilize at these higher levels, we maintain a positive outlook, seeing greater potential for future profit than when rates were at their historical lows. Said differently: the "value option" has been reset.

We are always looking for new investment opportunities, with the objective of generating "all-weather", long-term absolute returns. With no set holding period, and no risk of redemption on our capital, we believe we have a distinct advantage, and we are able to take a very long-term view on our outlook for returns.

LOOKING AHEAD

2022 was an exceptional year, with our business performing well. Although we certainly experienced some benefits from a unique and volatile market environment, our positive performance can also be directly attributed to the hard work and expertise of Tiptree's team of professionals and those of our related companies. Starting out 2023 well positioned financially, we could not be more excited about Tiptree's future and we are confident in the long-term outlook of the company.

We welcome any and all questions and suggestions from our shareholders and look forward to speaking with you.

With best regards,

Michael Barnes   Jonathan Ilany
Executive Chairman   Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2022
OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from to

Commission File Number: 001-33549

Tiptree Inc.

(Exact name of Registrant as Specified in Its Charter)

Maryland	**38-3754322**
(State or Other Jurisdiction of Incorporation)	**(I.R.S. Employer Identification No.)**
660 Steamboat Road, 2nd Floor, Greenwich, Connecticut	**06830**
(Address of Principal Executive Offices)	**(Zip Code)**

(Registrant's telephone number, including area code) (212) 446-1400

Former address: 299 Park Avenue, 13th Floor, New York, New York 10171

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
common stock, par value $0.001 per share	TIPT	NASDAQ Capital Market

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 762(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes ☐ No ☒

As of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates of the registrant was approximately $218,657,304, based upon the closing sales price of $10.62 per share as reported on the Nasdaq Capital Market. For purposes of this calculation, all of the registrant's directors and executive officers were deemed to be affiliates of the registrant.

As of March 1, 2023, there were 36,734,948 shares, par value $0.001, of the registrant's common stock outstanding.

Documents Incorporated by Reference

Certain information in the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission relating to the registrant's 2023 Annual Meeting of Stockholders is incorporated by reference into Part III.

TIPTREE INC.
Annual Report on Form 10-K
December 31, 2022
Table of Contents

PART I

Forward-Looking Statements

Except for the historical information included and incorporated by reference in this Annual Report on Form 10-K, the information included and incorporated by reference herein are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements provide our current expectations or forecasts of future events and are not statements of historical fact. These forward-looking statements include information about possible or assumed future events, including, among other things,discussion and analysis of our future financial condition, results of operations and our strategic plans and objectives. When we use words such as "anticipate," "believe," "estimate," "expect," "intend," "seek," "may," "might," "plan," "project," "should," "target," "will," or similar expressions, we intend to identify forward-looking statements.

Forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, many of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those described in the section entitled "Risk Factors" and elsewhere in this Annual Report on Form 10-K and in our other public filings with the SEC.

The factors described herein are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could affect our forward-looking statements. Consequently, our actual performance could be materially different from the results described or anticipated by our forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by the applicable law, we undertake no obligation to update any forward-looking statements.

Market and Industry Data

This Annual Report on Form 10-K includes certain market and industry data and statistics, which are based on publicly available information, industry publications and surveys, reports by market research firms and our own estimates based on our management's knowledge of, and experience in, the insurance industry and market segments in which we compete. Third-party industry publications and forecasts generally state that the information contained therein has been obtained from sources generally believed to be reliable. In addition, certain information contained in this Form 10-K, including information relating to the proportion of new opportunities we pursue, represents management estimates. While we believe our internal estimates to be reasonable, they have not been verified by any independent sources. Such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the captions "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements and Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. These risks are discussed more fully in Item 1A. Risk Factors herein. These risks include, but are not limited to, the following:

- A portion of our assets are illiquid or have limited liquidity, which may limit our ability to sell those assets at favorable prices or at all and creates uncertainty in connection with valuing such assets.
- Our investment in Invesque shares is subject to market volatility.
- We operate in highly competitive markets for business opportunities and personnel, which could impede our growth and negatively impact our results of operations.
- The amount of statutory capital and reserve requirements applicable to our insurance subsidiaries can increase due to factors outside of our control.
- Our insurance subsidiaries' actual claims losses may exceed their reserves for claims, which may require them to establish additional reserves.
- Performance of our insurance subsidiaries' investment portfolio is subject to a variety of investment risks.
- Our insurance subsidiaries could be forced to sell investments to meet their liquidity requirements.
- We may need to raise additional capital in the future or may need to refinance existing indebtedness, but there is no assurance that such capital will be available on a timely basis, on acceptable terms or at all.
- Cybersecurity attacks or information system failures could disrupt our businesses, including our insurance businesses.
- Third-party vendors our insurance subsidiaries rely upon to provide certain business and administrative services on their behalf may not perform as anticipated. These include independent financial institutions, lenders, distribution partners, agents and retailers for distribution of its products and services, and the loss of these distribution sources, or their failure to sell our insurance business's products and services could be adverse.
- A downgrade in our insurance subsidiaries' claims paying ability or financial strength ratings could increase policy surrenders and withdrawals, adversely affecting relationships with distributors and reducing new policy sales.
- If market conditions cause reinsurance to be more costly or unavailable, our insurance subsidiaries may be required to bear increased risks or reduce the level of their underwriting commitments.
- Our insurance subsidiaries may incur losses if reinsurers are unwilling or unable to meet their obligations under reinsurance contracts.
- New lines of business, new products and services or new geographic markets may subject our insurance subsidiaries to additional risks.
- The effects of emerging claim and coverage issues on our insurance subsidiaries' business are uncertain.
- Our insurance subsidiaries' international operations expose them to investment, political and economic risks, including foreign currency and credit risk.
- Our insurance subsidiaries' continued growth depends partly on the continued growth of their business's customer base.
- Our results of operations have in the past varied quarterly and may not be indicative of our long-term prospects.
- Adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity, could result in the sale of fewer policies than expected or an increase in the frequency of claims and premium defaults, and even the falsification of claims, or a combination of these effects, which, in turn, could affect our insurance subsidiaries' growth and profitability.
- Our business's risk management policies and procedures may prove to be ineffective and leave them exposed to unidentified or unanticipated risk.
- Our insurance subsidiaries may not be able to generate sufficient cash to service all of their indebtedness and may be forced to take other actions to satisfy their obligations under their indebtedness, which may not be successful.
- Restrictive covenants in the agreements governing our insurance subsidiaries' indebtedness may restrict their ability to pursue their business strategies.
- Retentions in various lines of business and catastrophic events expose our insurance subsidiaries to potential losses.
- The exit of the United Kingdom from the European Union could adversely affect our insurance subsidiaries' business.
- Due to the structure of some of our insurance business's commissions, it is exposed to risks related to the creditworthiness of some of its independent agents and program partners.
- Our insurance subsidiaries may act based on inaccurate or incomplete information regarding the accounts they underwrite.

- The insurance industry is cyclical in nature, competition is intense and our insurance business may lose clients or business as a result of consolidation within the financial services industry or otherwise.

- Any failure to protect our insurance subsidiaries' intellectual property rights could impair their intellectual property, technology platform and brand. In addition, they may be sued for alleged infringement of their proprietary rights.

- Our businesses employ third-party licensed software, and the inability to maintain these licenses, errors in the software they license or the terms of open source licenses could result in increased costs or reduced service levels, which would adversely affect their business.

- Some of our investments are made jointly with other persons or entities, which may limit our flexibility with respect to such jointly owned investments.

- Our mortgage business is significantly impacted by interest rates. Changes in prevailing interest rates or U.S. monetary policies that affect interest rates may have a detrimental effect on our mortgage business.

- Our mortgage business is highly dependent upon programs administered by GSEs to generate revenues through mortgage loan sales to institutional investors. Any changes in existing U.S. government-sponsored mortgage programs could materially and adversely affect our mortgage business, financial condition and results of operations.

- We may be unable to obtain sufficient capital to meet the financing requirements of our mortgage business.

- In our mortgage business, we may sustain losses and/or be required to indemnify or repurchase loans we originated, or will originate, if, among other things, our loans fail to meet certain criteria or characteristics.

- We may be limited in the future in utilizing net operating losses incurred during prior periods to offset taxable income.

- We may leverage certain of our assets and a decline in the fair value of such assets may adversely affect our financial condition and results of operations.

- Certain of our and our subsidiaries' assets are subject to credit risk, market risk, interest rate risk, credit spread risk, call and redemption risk and refinancing risk, and any one of these risks may materially and adversely affect the value of our assets, our results of operations and our financial condition.

- Our risk mitigation or hedging strategies could result in our experiencing significant losses.

- The values we record for certain investments and liabilities are based on estimates of fair value made by our management, which may cause our operating results to fluctuate and may not be indicative of the value we can realize on a sale.

- The accounting rules applicable to certain of our transactions are highly complex and require the application of significant judgment and assumptions by our management. In addition, changes in accounting interpretations or assumptions could impact our financial statements.

- Because we are a holding company, our ability to meet our obligations and pay dividends to stockholders will depend on distributions from our subsidiaries that may be subject to restrictions and income from assets.

- Some provisions of our charter may delay, deter or prevent takeovers and business combinations that stockholders consider in their best interests.

- Maryland takeover statutes may prevent a change of our control, which could depress our stock price.

- Our holding company structure with multiple lines of business, may adversely impact the market price of our common stock and our ability to raise equity and debt capital.

- Maintenance of our 1940 Act exemption imposes limits on our operations.

- Increasing regulatory focus on privacy issues and expanding laws could affect our various subsidiaries' business models and expose them to increased liability.

- Our insurance subsidiaries could be adversely affected if their controls to ensure compliance with guidelines, policies and legal and regulatory standards are not effective.

- Our businesses are subject to risks related to litigation and regulatory actions, including increased compliance costs.

- Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the EU and other jurisdictions.

- We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and anti-corruption laws in other applicable jurisdictions.

- Assessments and premium surcharges for state guaranty funds, secondary-injury funds, residual market programs and other mandatory pooling arrangements may reduce our insurance subsidiaries' profitability.

- Operation of dry bulk vessels and product tankers is subject to complex laws and regulations, including environmental laws and regulations that, if any of our vessel owner subsidiaries are found guilty of violation, can result in substantial fines and costs to the Company.

Note to Reader

In reading this Annual Report on Form 10-K, references to:

"1940 Act" means the Investment Company Act of 1940, as amended.

"A.M. Best" means A.M. Best Company, Inc.

"BSBY" means the Bloomberg Short-Term Bank Yield Index.

"CFPB" means the Consumer Financial Protection Bureau.

"Code" means the Internal Revenue Code of 1986, as amended.

"Common Stock" or "Common Shares" means Tiptree's common stock $0.001 par value per share.

"Corvid Peak" means collectively: Corvid Peak Holdings, L.P., Corvid Peak Capital Management, LLC, Corvid Peak GP Holdings, LLC and Corvid Peak Holdings GP, LLC.

"Corvid Peak Funds" means Corvid Peak Restructuring Partners Onshore Fund LLC and Albatross CP LLC.

"Defend" means Defend Insurance Group.

"Dodd-Frank Act" means the Dodd-Frank Wall Street Reform and Consumer Protection Act.

"E&S" means excess and surplus.

"EBITDA" means earnings before interest, taxes, depreciation and amortization.

"EBITDAR" means earnings before interest, taxes, depreciation and amortization, and restructuring or rent costs.

"EU" means European Union.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Fannie Mae" means Federal National Mortgage Association.

"Fortegra" or "The Fortegra Group" means The Fortegra Group, LLC and its subsidiaries prior to June 21, 2022 and The Fortegra Group, Inc. on or after June 21, 2022.

"Fortegra Additional Warrants" means the additional warrants issued to Warburg and Tiptree Holdings to acquire Fortegra Common Stock.

"Fortegra Additional Warrants (Warburg)" means the Fortegra Additional Warrants issued to Warburg.

"Fortegra Common Stock" means the common stock of Fortegra.

"Fortegra Financial" means Fortegra Financial Corporation.

"Fortegra Plan" means the 2022 Equity Incentive Plan of Fortegra.

"Fortegra Preferred Stock" means the 5,333,333 shares of Series A Preferred Stock of Fortegra issued to Warburg.

"Fortegra Warrants" means the warrants to purchase shares of Fortegra Common Stock.

"Fortegra Warranty" mean Fortegra Warranty Holdings, LLC.

"Fortress" means Fortress Credit Corp., as administrative agent, collateral agent and lead arranger, and affiliates of Fortress that are lenders under the Credit Agreement among the Company, Fortress and the lenders party thereto.

"Freddie Mac" means Federal Home Loan Mortgage Corporation.

"GAAP" means U.S. generally accepted accounting principles.

"Ginnie Mae" means Government National Mortgage Association.

"GSE" means government-sponsored enterprise.

"Invesque" means Invesque Inc.

"ITC" means ITC Compliance GRP Limited.

"Luxury" means Luxury Mortgage Corp.

"MGAs" means managing general agents.

"NAIC" means the National Association of Insurance Commissioners.

"Operating Company" means Tiptree Operating Company, LLC.

"Reliance" means Reliance First Capital, LLC.

"SEC" means the U.S. Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended.

"Sky Auto" means Sky Services LLC.

"Smart AutoCare" means the following entities and their subsidiaries operating under the Smart AutoCare brand: SAC Holdings, Inc., Freedom Insurance Company, Ltd., Dealer Motor Services, Inc., Independent Dealer Group, Inc., Ownershield, Inc. and Accelerated Service Enterprise, LLC.

"SOFR" means the Secured Overnight Financing Rate.

"Tiptree", the "Company", "we", "its", "us" and "our" means, unless otherwise indicated by the context, Tiptree Inc. and its consolidated subsidiaries.

"Tiptree Holdings" means Tiptree Holdings LLC.

"Transition Services Agreement" means the Amended and Restated Transition Services Agreement between Corvid Peak and Tiptree Inc., effective as of January 1, 2019.

"VSC" means vehicle service contracts.

"Warburg" means WP Falcon Aggregator, L.P., a Delaware limited partnership affiliated with funds advised or managed by Warburg Pincus LLC.

"WP Transaction" means the $200 million strategic investment in Fortegra by Warburg.

Item 1. Business

OVERVIEW

Our Business

At Tiptree, our mission is to build long-term value by allocating capital to select small and middle market companies across industries. We have a significant track record investing in the insurance and credit-related financial sectors. With proprietary access and a flexible capital base, we seek to uncover compelling investment opportunities and support management teams in unlocking the full value potential of their businesses. This investment philosophy, executed by our experienced leadership, is our hallmark and has delivered consistent risk-adjusted returns to our stockholders since 2007.

We categorize our businesses into: Insurance and Tiptree Capital.

Insurance: Our Insurance segment is a group of companies operating as part of Fortegra, which is a leading provider of specialty insurance products and related services. Fortegra designs, markets and underwrites specialty commercial and personal property and casualty insurance products incorporating value-added coverages and services for select target markets or niches. We target markets with specialized areas of demand, including niche business lines, and by offering innovative policy features. We believe this approach allows us to compete by offering customized coverage and solutions, rather than competing solely on price. Our products are distributed through a diverse multi-channel delivery system centered around our production underwriting organization and large independent agent network. We use proprietary technology to efficiently and effectively administer business to specialty markets that we believe are underserved by larger, less agile insurers. Our underwriting expertise, strong agent relationships and proprietary technology empower us to remain agile and take advantage of attractive opportunities.

Tiptree Capital: We own a diversified group of businesses and investments that are owned and managed separately as Tiptree Capital, and include our Mortgage segment operations. We manage Tiptree Capital with a long-term focus, balancing current cash flow and long-term value appreciation. Today, Tiptree Capital consists primarily of our mortgage operations, maritime shipping operations and investments in shares of Invesque.

Our Operating Principles

We acquire controlling interests and invest in businesses that we believe (i) operate in industries with long-term macroeconomic growth opportunities, (ii) have positive and stable cash flows, (iii) offer scalable business models with embedded optionality, and (iv) have strong management teams. We believe that our patient capital approach and long-term outlook enhances the ability for our businesses to grow earnings and cash flows across market cycles.

Underwrite to a Profit. Our principal strategic objective is to continue expanding Fortegra's operations, particularly the specialty insurance and service contract businesses. Our highest priority is to maintain strong underwriting practices, with attention paid to the insurance disciplines of pricing, underwriting and claims management.

Invest for Long-term Returns. Our financial goals are to generate consistent and growing earnings and cash flow, and to enhance stockholder value as measured by growth in stock price plus dividends paid. We manage Tiptree with a long-term perspective, balancing cash-flowing investments with opportunities for capital appreciation. We focus on targeting investment returns that have a combination of current earnings and long-term capital appreciation, understanding that temporary accounting gains and losses may vary significantly from one period to the next.

Think Like Owners. Efficient deployment of capital is our top priority. We aim to find the best use of capital to create long-term value for our stockholders. We hope to achieve this through a combination of investments in our existing businesses, select acquisitions and monetization opportunities, opportunistic share repurchases and paying a consistent dividend. As of March 7, 2023, directors, officers, employees and related trusts owned 33% of the Company.

As of December 31, 2022, Tiptree and its consolidated subsidiaries had 1,304 employees, 27 of whom were at our corporate headquarters. Corporate employees are responsible for overall strategy, capital allocation and investment decisions, as well as public company reporting and compliance.

Our businesses are subject to regulation as described below. The 1940 Act may limit the types and nature of businesses that we engage in and assets that we may acquire. See "Risk Factors-Risks Related to Regulatory and Legal Matters-Maintenance of our 1940 Act exemption will impose limits on our operations."

Insurance

Overview

Fortegra is an established, growing and consistently profitable specialty insurer. We focus on niche business lines and fee-oriented services, providing us with a unique combination of insurance, service contract products and related service solutions. Our vertically integrated business model creates an attractive blend of traditional underwriting revenues, unregulated fee revenues and investment income. This differentiated approach has led to robust growth, consistent profitability and high cash flows. The business was founded in 1978 and is headquartered in Jacksonville, Florida.

We target lines of business with lower risk limits and use risk mitigation to limit both aggregation and catastrophic exposures. We believe this focus has allowed us to produce superior underwriting results through a more granular spread of risk. We use proprietary technology to efficiently and effectively administer business to specialty markets that we feel are underserved by larger, less agile insurers. Our underwriting expertise, strong distribution relationships and proprietary technology empower us to remain agile and take advantage of attractive opportunities in all market conditions.

We use an agent-focused distribution model, employing a "one-to-many" strategy, which allows us to leverage our high-quality partners and their customer bases. We deliver our insurance products through independent insurance agents. We also partner with agents that are embedded in consumer finance companies, online and regional big box retailers, auto dealers and other companies to deliver our products that complement retail and consumer purchases. We use artificial intelligence ("A.I.") technology to create a distinct lead generation advantage for our insurance distribution partners and over the past five years have maintained a greater than 95% persistency rate, which represents the annual retention of the number of our producing agents. We align our agents' economics with their underwriting results via risk-sharing agreements, which we believe has enabled us to better manage uncertainties and deliver more consistent profit margins. Combined with our underwriting expertise and technology-enabled administration, we provide a high-value proposition to our distribution relationships.

Products and Services

U.S. Insurance: Provides niche, specialty insurance products distributed through MGAs, wholesale agents, retail agents and brokers. We offer an array of commercial programs with a particular focus on casualty lines. These lines include professional liability, contractual liability, energy, allied health, general liability, directors and officers liability, life sciences, inland marine, contractors equipment, contractors liability, student legal liability, hospitality and business owner policy. We also offer a range of personal lines programs including storage unit contents, manufactured housing, GAP, auto, credit life and disability and collateral insurance products. Additionally, we offer related fee-earning, unregulated products and services, such as captive administration services, program administration and premium financing, to our U.S. Insurance customers. We are active in 50 states in the United States.

- Commercial Lines: Our business is focused on underwriting specialty commercial insurance coverages for agents, retail agents, MGAs, brokers and other program managers that require broad licensure, an "A-" or better A.M. Best rating, and specialized knowledge and expertise to deliver our products. Our commercial lines include a wide array of niche products, including admitted and E&S lines. With each program, we grant agents and program managers the authority to produce, underwrite and administer policies subject to our pricing and underwriting guidelines. We typically transfer a substantial portion of the underwriting risk to third-party reinsurers for which we are paid a ceding fee. We generally retain between 30-60% of the premium on a net basis.

- Personal Lines: Our personal lines offer a diverse set of specialty products including credit insurance, collateral insurance, non-standard auto and other niche personal lines. Credit insurance products offer consumers and lenders protection from life events that limit a borrower's ability to make payments on outstanding loan balances. These products offer consumers and lenders the option to protect loan balance repayment in the event of death, involuntary unemployment or disability. Our collateral insurance products are designed to primarily protect the lender from losses to collateral pledged to secure an installment loan. In most instances, these products offer lenders the option to protect collateral from a comprehensive loss due to fire, wind, flood and theft. Additionally, if the collateral is an automobile, the coverage does protect against collision losses.

U.S. Warranty Solutions: Provides consumers with protection from certain covered losses on automobiles, mobile devices, consumer electronics, appliances and furniture in the United States. Our offerings include, but are not limited to, vehicle service contracts, roadside assistance and motor clubs, GAP, automobile dent and ding repair, key replacement, cellular handset protection

11

and service contracts on other consumer goods. We distribute our products through agents, retailers, auto dealerships and cell-phone carriers. We are active in 50 states in the United States.

Our service contract products and solutions provide consumers with coverage for specific losses to automobiles, recreation vehicles, mobile devices, consumer electronics, appliances and furniture and bedding. These products offer benefits such as replacement, service or repair coverage in the event of mechanical breakdown, accidental damage and water or spill damage. Some of our service contract products are extensions of coverage provided by their original equipment manufacturers. As part of our vertically integrated offering, we provide valuable services to our distribution partners including premium financing, lead generation support, insurance sales, and business process outsourcing.

Europe: Provides consumers with protection from certain covered losses on automobiles, mobile devices, consumer electronics, appliances and furniture in the European region. We offer a variety of programs, including GAP, VSCs, automobile dent and ding repair, tire and wheel protection, cellular handset protection, consumer products accidental damage and others. We distribute our programs through MGAs, retail agents and auto dealerships.

Our Competitive Strengths

Focus on Niche, Underserved Specialty Lines with Significant Fee-Based Income

We focus on specialty insurance business and have continued to diversify our revenues. We use three distinct approaches to grow our business: (i) we pursue and acquire agents with select books of business that we believe will maintain risk-appropriate rates; (ii) we seek agents with what we believe is distinct underwriting expertise in select specific niches; and (iii) we target the lines of business we believe are overlooked by the standard markets. For example, we often target lines that we believe are highly profitable, have the potential to grow and are underserved by our competitors. We believe we have a unique ability to source niche programs that meet our rate, form and risk threshold through our extensive distribution network and A.I. technology.

We believe our underwriting expertise, proprietary technology and deep distribution relationships allow us to serve our specialty markets and capture share. We cross-sell multiple products to our customers through the breadth of our products and solutions, including fee-based services. We believe the combination of a low limits profile, low severity products and attractive fee income provides higher underwriting margin and earnings stability for our business. While low limits and low severity constitute most of our underwritten business, we believe we are agile enough to take advantage of attractive opportunities in challenging market conditions. For the year ended December 31, 2022, Fortegra produced gross written premium and premium equivalents of $2.68 billion, an increase from $0.96 billion in 2017, representing a 23% compounded annual growth rate.

Track Record of Growth, Profitable Underwriting and Strong Economic Alignment with Our Distribution Network

Consistent underwriting is a function of rate adequacy and risk selection by our specialized agents. While we regularly establish sound actuarial rates similar to our insurance peers, we believe our stringent risk selection requires unique underwriting expertise by our agents and a high degree of specialty underwriting skillsets. After we establish relationships with our targeted agents, we further solidify our alliance by creating additional value for our distribution partners through our technology platform. We believe our A.I. algorithm and machine learning assisted underwriting drives a distinct lead generation advantage for our agents. Using A.I. technology and machine learning, we identify risks that fit into an acceptable profile, enhancing the agent's efficiency and revenue base while allowing us to experience what we believe is a superior spread of risk and exceptional underwriting results. For the year ended December 31, 2022, our combined ratio was 90.7% and has averaged 91.2% over the past five years.

Scalable, Proprietary Technology, Which Drives Efficiency and Delivers Premium Customer Service

We provide many aspects of insurance, including admitted specialty property-casualty products, E&S line offerings, administration, premium finance and other value-added services. We have a scalable and flexible technology infrastructure, together with highly trained and knowledgeable information technology ("IT") personnel and consultants. These resources allow us to launch new insurance and fee for service programs and expand gross written premiums and premium equivalents volume quickly and seamlessly without significant incremental expenses. Our technology also delivers low-cost, highly automated underwriting and administration services to our partners without substantial up-front investments. This technology-enhanced platform enables us to automate core business processes, reduce our operating costs, increase our operating efficiency and secure high agent retention. We have maintained a greater than 95% persistency rate with our insurance producing agents over the past five years. Our underwriting expertise, strong distribution relationships and proprietary technology empower us to remain agile and take advantage of attractive opportunities in challenging market conditions. Our systems also enable us to provide a high level of service to our distribution partners and customers through technology.

High-Quality, Conservative Balance Sheet with Solid Capitalization and Ratings

We maintain a high quality, S&P "AA+" rated, fixed income investment portfolio. Our investment portfolio's principal objectives are to preserve capital and surplus, to maintain appropriate liquidity for corporate requirements, to support our strong ratings and to maximize returns. We have a track record of reducing our reinsurance counterparty exposure by partnering with reinsurers that have high-grade credit quality, ensuring high-quality recoverable assets and by effectively using collateral and partnering with producer owned reinsurance companies ("PORCs"). Our financial strength ratings of "A-" (Excellent) (Stable Outlook) from A.M. Best and "A-" (Stable Outlook) from KBRA reflect our adherence to our core values.

Distribution and Marketing

Our products are marketed and sold by agents and distribution partners. Our commercial and personal lines insurance products are marketed through a network of independent insurance agents, retailers, brokers and managing general agencies. Our partners that market and sell service contracts, collateral protection and credit insurance include financial services companies, big-box retailers, furniture stores, automobile dealerships, regional cellular service providers and mobile device service providers. Our service contract offerings are primarily marketed and sourced through insurance intermediaries including third-party administrators ("TPAs"), insurance brokers, MGAs and agents. Our vertically integrated platform also allows us to engage and enter into direct relationships with distributors. In each case, we pay our partners a commission-based fee (or a dealer net equivalent in the case of our service contract and protection product business).

We generally target markets that are niche and specialty in nature, which we believe are underserved by competitors and have high barriers to entry. We focus on establishing quality client relationships and emphasizing customer service. This focus, along with our ability to help clients enhance revenue and reduce costs, has enabled us to develop and maintain numerous long-term client relationships.

A significant portion of our marketing partnership commission agreements are on a variable or retrospective commission basis, which allows us to adjust commissions on the basis of claims experience. Under these types of arrangements, the compensation to our marketing partners is based upon the actual losses incurred compared to premiums earned. We believe these types of contractual arrangements align their economic interests with ours, help us to better manage our risk exposure and deliver more consistent profit margins with respect to these types of arrangements.

Underwriting

Our underwriting team consists of 90 underwriting professionals as of December 31, 2022. Our underwriters are industry veterans with deep knowledge of the specialty products that they underwrite, and they have longstanding relationships with our agents and distribution partners.

We give limited underwriting authority to our MGAs. This means that we give our MGAs quote, bind and policy issuance authority within specifically agreed underwriting guidelines. Our underwriters work with our MGA partners to develop the underwriting guidelines for each program. Exceptions to the underwriting guidelines require approval from a senior underwriter. Our portfolio of risk predominantly consists of business that is low severity and high frequency. Our underwriting team prices the business to a target margin, taking into account anticipated claims and administrative services. We believe our pricing encompasses prudent risk evaluation based on historical data, while remaining commercially competitive and sustainable. We believe our approach to risk selection, pricing and underwriting has contributed to our superior combined ratio, which has averaged 91.2% over the past five years.

Technology

Fortegra is a data driven, technology enabled insurance platform that uses technology to support the business strategy through: (i) the ability to effectively serve a high volume of policies in a cost efficient manner; (ii) the ability to generate business leads that fit our risk profile using A.I.; (iii) enhancing underwriting results, improving the experience of our distribution partners; and (iv) the ability to grow our business and add new product lines with minimal incremental expense.

Our integrated, proprietary technology efficiently manages the high volume of policies and claims that result from servicing large numbers of small policyholders and contract holders. Our technology is highly automated, scalable and allows us to operate at a low cost. We believe this is a significant barrier to entry as many of our competitors have IT systems that do not have the ability to service a high volume of policies in a cost efficient manner.

Through our A.I. algorithm and machine learning assisted underwriting, we provide qualified leads for new business to our agents. We gather proprietary customer performance data, correlated characteristics and macro-economic research to generate an ideal customer profile across our targeted business mixes. We then work with a third-party marketing consultant to translate the ideal customer profiles into a proprietary target customer list that can be shared with our agents. This both enhances the agent's efficiency and revenue base while allowing us to experience a superior spread of risk.

Our flexible technology platform provides value-added services that we believe creates stronger relationships with our agents. In addition to the A.I. based lead generation service that we provide, our technology platform is connected to our agents and provides them with access to claims, research and reporting portals. We believe our technology makes it easier for agents to do business with us. These value-added services deepen our relationships and contribute to the high persistency rate with our agents.

Our technology infrastructure is scalable and affords us the opportunity to add new agents, distribution partners and services without significant additional expense.

Claims Management

We organize our claims department by lines of business, with specialized teams aligned by the line of business in which they have expertise. Each claims adjuster is trained and experienced in evaluating the coverage applicable to the noticed matter and effectuating an appropriate resolution. When an insured reports a claim, it is immediately directed to the proper unit for handling.

We maintain claims disposition authority for greater than 90% of claims adjudicated within the credit and service contract lines. We maintain claims disposition authority for greater than 70% of claims adjudicated within the property and casualty lines. When necessary, the claims team has access to a panel of expert attorneys, mediators, investigators and independent adjusters who will be retained in connection with litigation or loss inspection. Our claims adjusters work closely with our underwriting team by keeping them apprised of loss trends early in a program's development. For certain lines of business that have high frequency and low severity, we utilize TPAs to process claims. This allows our claims professionals to focus on more complex claims, and enhances the efficiency of our claims department. Our MGAs do not have claims authority and the TPAs that we use do not have underwriting authority.

Our claims are generally reported and settled quickly, resulting in consistent historical loss development patterns and limited tail risk. We have data systems that allow for the centralization of data and creation of reports, which creates a management reporting tool allowing for the identification of trends within a product, specific jurisdiction or across multiple jurisdictions.

Investments

We invest in asset classes that we believe will maintain liquidity and support capital preservation while producing attractive risk-adjusted returns. Most of these securities are invested in short-duration fixed income securities that are both highly liquid and highly rated. Our fixed maturity securities totaled $1,057 million and include cash and cash equivalents, available for sale securities, at fair value, exchange traded funds and investment grade securities classified in other investments, had a weighted-average effective duration of 2.3 years, an average S&P rating of AA+, and a book yield of 2.7% as of December 31, 2022. These securities, representing 92% of our total investments, are primarily managed by BlackRock with direction from internal asset management professionals. We internally manage credit risk assets, equities and alternative assets, which represented 8% of total investments as of December 31, 2022. We conduct monthly stress tests and use predictive analytics to manage our investments, which we believe reduces risk to our investment performance. We also maintain an investment committee that meets monthly to ensure our investment objectives remain aligned with our broader strategic and financial objectives.

Risk Management and Reinsurance

Consistent with standard industry practice for most insurance companies, we use reinsurance to manage our underwriting risk and efficiently utilize capital. In our commercial insurance lines, our reinsurers tend to be highly rated, well-capitalized professional third-party reinsurers. We typically contract with third-party reinsurers that have attained an "A-" or better financial strength rating from A.M. Best. Those reinsurers that fall below this threshold are required to post collateral on a funds held basis or with a letter of credit. A significant portion of our distribution partners of credit and service contract insurance products have captive reinsurance companies to assume the insurance risk on the products they deliver. These captive reinsurance companies are known as PORCs and in most instances each PORC assumes almost all of the underwriting risk associated with the insurance products they deliver. When we use PORCs, consistent with applicable laws and insurance regulations, we act in a fronting and administrative capacity on behalf of each PORC, providing underwriting and claims management services. We receive an administration fee that compensates us for our expenses associated with underwriting and servicing the underlying policies. Because reinsurance does not relieve us of our primary liability to the policyholder, we generally require cash collateral to secure the reinsurance receivable in the event that a PORC is unable to pay the claims it has assumed.

Market Opportunity

Commercial Lines

We underwrite and administer both admitted and E&S business. We believe underwriting business across multiple industries and geographies creates a conducive environment for targeting profitable programs, supporting agents with highly specialized skill sets and focusing on overlooked business lines. Our approach facilitates participation in niche markets when the rate environment presents actionable opportunities. We believe the breadth of our underwriting capacity, services and expertise afford our agents with a platform that meets the entirety of their needs. Our risk-sharing model aligns agents' economics to their underwriting performance, incentivizing agents to grow while maintaining strict profit margin discipline. Through long-term relationships with our agents and substantial experience in the markets we serve, we believe we operate in an advantageous position against new market entrants, who we believe would find it time-consuming and expensive to compete against or replicate our success. Our commercial lines gross written premiums (including E&S lines) grew to $1,035 million in the year ended December 31, 2022, compared to $656.6 million in the year ended December 31, 2021, an increase of 57.7%.

Personal Lines

We are a leading provider of credit insurance and collateral protection products in the United States and believe we are well positioned to increase our market share both organically and potentially through acquisition. We believe our capabilities and reputation have allowed us to better position ourselves competitively for new business and renewals in the marketplace. We also believe our market position, capabilities and reputation will make us a preferred acquisition partner for smaller competitors that may choose to exit the market or desire a partner with more resources. Our personal lines gross written premiums declined to $654.7 million in the year ended December 31, 2022, compared to $781.8 million in the year ended December 31, 2021, a decrease of 16.3%.

U.S. Warranty Solutions

We believe we can significantly increase our market presence in the service contract sector. We entered the service contract market as a natural extension of our insurance products given that it possesses similar attributes and distribution channels. Our service contract gross written premium equivalents grew to $852.8 million in the year ended December 31, 2022, compared to $652.1 million in the year ended December 31, 2021, an increase of 30.8%. We believe the demand from consumers for extended service contracts on products such as automobiles, furniture, mobile phones and electronics will continue to drive long-term growth opportunities.

Europe

In 2018, we expanded into Europe where we believe our existing protection solutions and service contract offerings can be successfully distributed while maintaining similar levels of historical underwriting performance. Our European gross written premiums and equivalents grew to $137.9 million in the year ended December 31, 2022, compared to $103.6 million in the year ended December 31, 2021, an increase of 33.1%.

Competition

We operate in several markets, and believe that no single company competes against us in all of our business lines. We may compete with other specialty carriers or program managers within a given program, but no specific insurers can be identified as clear competition across all of our business lines. Within the United States, we compete with specialty insurers like Markel Corporation, RLI Corporation and Clear Blue Insurance Group. We also compete with larger insurance companies that may selectively underwrite specialty or credit lines such as AIG and Allianz SE. Within our U.S. and European Warranty Solutions lines of business, we compete with Assurant, Securian Financial, Great American, Asurion, LLC, AmTrust Financial, SquareTrade Inc., Allianz SE, Helvetia Insurance and AXA SA. These lists are not exhaustive and are constantly evolving as we and our competitors expand coverages.

In general, the insurance markets we operate in are highly competitive. The competition we face is due to a confluence of factors, including product pricing, industry knowledge and expertise, quality of customer service, effectiveness of distribution channels, technology platforms and underwriting processes, the quality of information systems, financial strength ratings, size, breadth of products offered, overall reputation, and other factors. We primarily compete by leveraging our proprietary technological platform, decades of underwriting expertise, robust distribution relationships, data-driven marketing initiatives, our "agent-first" mentality, and best-in-class reputation.

Regulation

We are subject to federal, state, local and foreign regulation and supervision. The type and degree of regulation and supervision varies depending on which type of license may be involved, such as: insurance company, administrator and agency licenses; or service contract administration and obligor licenses; or premium finance and consumer finance licenses. We are also subject to the related federal, state and foreign data privacy and data protection laws.

Our U.S. insurance company subsidiaries are domiciled in several states, including Arizona, California, Delaware, Georgia, Kentucky and Louisiana. The regulation, supervision and administration by state departments of insurance relate, among other things, to: standards of solvency that must be met and maintained, restrictions on the payment of dividends, changes in control of insurance companies, the licensing of insurers and their agents and other producers, the types of insurance that may be written, privacy practices, the ability to enter and exit certain insurance markets, the nature of and limitations on investments and premium rates, or restrictions on the size of risks that may be insured under a single policy, reserves and provisions for unearned premiums, losses and other obligations, deposits of securities for the benefit of policyholders, payment of sales compensation to third parties, approval of policy forms and the regulation of market conduct, including underwriting and claims practices. As part of their routine regulatory oversight process, state insurance departments conduct periodic detailed financial examinations of the books, records, accounts and operations of insurance companies that are domiciled in their states. In addition, our insurance subsidiaries are generally restricted by the insurance laws of their respective domiciles as to the amount of dividends they may pay without the prior approval of the respective regulatory authorities. Generally, the maximum dividend that may be paid by an insurance subsidiary during any year without prior regulatory approval is limited to a stated percentage of that subsidiary's statutory surplus as of a certain date, or net income of the subsidiary for the preceding year.

Our insurance company subsidiaries are also subject to certain state regulations that define eligible investments and establish diversification requirements and concentration limits among asset classes. Failure to comply with these regulations would cause non-conforming investments to be treated as non-admitted assets in the states in which we are licensed to sell insurance policies for purposes of measuring statutory surplus and, in some instances, would require us to sell those investments. Such investment laws are generally permissive with respect to federal, state and municipal obligations, and more restrictive with respect to corporate obligations, particularly non-investment grade obligations, foreign investment, equity securities and real estate investments. Each insurance company is therefore limited by the investment laws of its state of domicile from making excessive investments in any given security (such as single issuer limitations) or in certain classes or riskier investments (such as aggregate limitation in non-investment grade bonds) or in its affiliates.

The NAIC provides model insurance laws and regulations for adoption by the states and standardized insurance industry accounting and reporting guidance. However, model insurance laws and regulations only become effective when adopted and enacted by the states, and statutory accounting and reporting principles continue to be established by individual state laws, regulations and permitted practices. The NAIC has adopted a model act with risk-based capital ("RBC") formulas to be applied to insurance companies to measure the minimum amount of capital appropriate for an insurance company to support its overall business operations in light of its size and risk profile. State insurance regulators use RBC standards as a tool to monitor capital adequacy and to determine appropriate actions relating to insurers that show signs of weak or deteriorating conditions. The domiciliary states of our insurance company subsidiaries have adopted laws substantially similar to the NAIC's RBC model act.

Our insurance holding company is subject to the respective state insurance holding company statutes which may require prior regulatory approval or non-disapproval of material transactions between an insurance company and an affiliate or of a change in control of a domestic insurer or of payments of extraordinary dividends or distributions.

Our insurance, service contract, and premium finance businesses are subject to U.S. federal and state regulations governing the protection of personal confidential information and data security, including the Gramm-Leach-Bliley Act, New York Department of Financial Services Cybersecurity Regulation and California Consumer Privacy Act. Our subsidiaries operating in the EU are subject to the General Data Protection Regulation, or the "GDPR," which regulates data protection for all individuals within the EU.

A portion of our foreign business is conducted via our insurance company in Malta. Malta is a member country of the EU, and as of December 31, 2022, we were active in eighteen countries in the EU, plus the United Kingdom. The EU's executive body, the European Commission, implemented insurance directives and capital adequacy and risk management regulations. EU member countries follow the insurance directives approved by the European Commission. The insurance directives set forth a regulatory regime for the authorization and supervision of insurers, with a broad set of principles and standards for protecting policyholders across the EU.

These directives give insurers authorized in any one EU country or territory the freedom to conduct insurance business in any other EU country or territory, referred to as passporting. Procedures are in place regarding the notifications and approvals by the home state regulator for passporting. Insurers exercising this freedom continue to be regulated by their home state regulator, although the host state is entitled to impose domestic rules with which passporting insurers are required to follow for their business in the host state, in the interest of the general good. Within this context, our Malta company is authorized and supervised by the Malta Financial Services Authority ("MFSA") and passports across EU member states.

In addition to the regulation of authorization and distribution, the European Commission established capital adequacy and risk management regulations, called Solvency II, that apply to insurers within the EU. Solvency II includes capital requirements, risk management and corporate governance frameworks, and financial reporting requirements, which are subject to MFSA regulatory oversight.

Even though the United Kingdom exited the EU as of December 31, 2020, United Kingdom insurance regulation generally follows substantially similar Solvency II principles for prudential regulation and the general good principles for conduct regulation. After Brexit, United Kingdom regulators established the Temporary Permissions Regime, which permitted passporting insurers to continue operating in the United Kingdom for up to three years post-Brexit. We are active in and subject to regulation in the United Kingdom. Our Malta company was passporting into the United Kingdom prior to Brexit and registered to operate under the Temporary Permissions Regime until permanent authority is granted by United Kingdom regulators. Our branch was formally authorized by the United Kingdom regulators in July 2022, thus ending our participation in the Temporary Permissions Regime and establishing our authority to operate in the United Kingdom on a continuing basis. Aspects of the relationship between the United Kingdom and the EU remain to be negotiated and their relationship will continue to evolve, including with respect to the cross-border provision of products and services and related compliance requirements. Post-transition period changes to the EU and United Kingdom legal, trade and regulatory frameworks, as well as changes to United Kingdom regulatory requirements for insurers operating in that host country, could increase our compliance costs and subject us to operational challenges in the region.

Additionally, a portion of our US and EU business is also ceded to our reinsurance company subsidiary domiciled in Turks and Caicos. Our Turks and Caicos company is subject to Solvency II type of regulation by the domestic regulator.

We are also subject to federal and state laws and regulations related to the administration of insurance products on behalf of other insurers. In order for us to process and administer insurance products of other companies, we are required to maintain licenses of a third-party administrator in the states where those insurance companies operate.

Similar to the federal and state regulations related to our insurance companies, our service contract companies, motor club companies and premium and consumer finance companies are subject to federal and state rules pertaining to authorization to operate, scope of permitted benefits and terms of service, disclosures, benefits requests, cancellation and termination. For example, some states require that forms be filed for prior review or require that our distributors hold a license to sell.

Seasonality

Our financial results historically have been, and we expect to continue to be, affected by seasonal variations. Revenues may fluctuate seasonally based on consumer spending, which has historically been higher in September and December, corresponding to auto-sales events and the back-to-school and holiday seasons. Accordingly, our revenues have historically been higher in the third and fourth quarters than in the first half of the year.

Intellectual Property

We own or license a number of trademarks, patents, trade names, copyrights, service marks, trade secrets and other intellectual property rights that relate to our services and products within the various jurisdictions we operate. Although we believe that these intellectual property rights are, in the aggregate, important to our business, we also believe that our business is not materially dependent upon any particular trademark, trade name, copyright, service mark, license or other intellectual property right. Additionally, our insurance subsidiaries have entered into confidentiality agreements with their clients that impose restrictions on client use of our proprietary software and other intellectual property rights.

Employees

As of December 31, 2022, Fortegra had 918 employees across 16 offices in four countries.

Tiptree Capital

We own a diversified group of investments that are owned and managed separately as Tiptree Capital, and include our Mortgage segment operations. Consistent with our operating principles, we manage Tiptree Capital with a long-term focus, balancing current cash flow and long-term value appreciation.

We expect the investments within Tiptree Capital to change over time as we exit investments and reallocate capital to new investment opportunities. Though we do not have any specific sector focus, historically, the majority of our investments have occurred within four major sectors: asset management, real assets, specialty finance and credit investments.

Tiptree Capital – Mortgage Operations

Our mortgage operations are conducted through Reliance First Capital, LLC. Our mortgage business has been focused on primarily originating and servicing agency-eligible (Federal Housing Administration ("FHA") and Veterans Administration ("VA")) and conventional and government loans that can be transferred to Ginnie Mae pools or sold on a servicing-retained or servicing-released basis to Fannie Mae, Freddie Mac or secondary market investors and aggregators. Revenues are primarily generated from gain on sale income, loan fee income, servicing fee income, and net interest income. The growth in our mortgage business is expected primarily to come from increased origination volume, retention of additional mortgage servicing rights, and new products.

Competition

The residential mortgage market is highly competitive. There are a large number of institutions offering these products, including many that operate on a national scale, as well as local savings banks, commercial banks, and other lenders. Many of our competitors are larger and have access to greater financial resources. In addition, many of the largest competitors are banks or are affiliated with banking institutions, the advantages of which include, but are not limited to, having access to financing with more favorable terms, including lower interest rate bank deposits as a favorable source of funding.

Regulation

We are subject to extensive regulation by federal, state and local governmental authorities, including the CFPB, the Federal Trade Commission and various state agencies that license, audit and conduct examinations. Our mortgage operations must comply with a number of federal, state and local consumer protection and privacy laws including laws that apply to loan origination, fair lending, debt collection, use of credit reports, safeguarding of non-public personally identifiable information about customers, foreclosure and claims handling, investment of and interest payments on escrow balances and escrow payment features, and mandate certain disclosures and notices to borrowers.

Employees

As of December 31, 2022, our Mortgage operations had 339 employees.

Tiptree Capital - Other

Tiptree Capital - Other currently includes:

- Our investment holdings in the maritime transportation sector.
- Our share holdings of Invesque, a publicly traded real estate investment company that specializes in health care and senior living property investment throughout North America.
- Our ownership of Corvid Peak, a credit oriented, special situations asset manager.

Competitive Strengths

The depth and breadth of experience of our management team enables us to source, structure, execute and manage the capital allocated to Tiptree Capital. In addition, in each of our investments, we benefit by partnering with experienced management teams and third-party managers, which we have hired or chosen based on their depth of experience in their respective sectors.

Competition

In the sectors in which Tiptree Capital participates, the markets are highly competitive. There are a large number of competitors offering similar products and services, including many that operate on an international scale, and which are often affiliated with major multi-national companies. Many of these organizations have substantially more personnel and greater financial and commercial resources than we do. Some of these competitors have proprietary products and distribution capabilities that may make it more difficult for us to compete with them. Some competitors also have greater name recognition, have managed their businesses for longer periods of time, have greater experience over a wider range of products or have other competitive advantages.

Regulation

In the sectors in which Tiptree Capital participates, we are subject to extensive regulation by international, federal, state and local governmental authorities, including the SEC, the Federal Trade Commission, the EU, the United Kingdom and various state agencies. Our asset manager is registered with the SEC as an investment advisor and is subject to various federal and state laws and regulations and rules of various securities regulators and exchanges. These laws and regulations primarily are intended to protect clients and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with such laws and regulations.

Our international operations and activities also expose us to risks associated with trade and economic sanctions, prohibitions or other restrictions, including environmental and cybersecurity regulations, imposed by the United States or other governments or organizations, including the United Nations, the EU and its member countries. Under economic and trade sanctions laws, governments may seek to impose modifications to, prohibitions/restrictions on business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines and other penalties. In our international activities, we are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws and regulations in various jurisdictions in which we conduct business, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010.

Employees

As of December 31, 2022, Tiptree Capital - Other's combined operations had 47 employees.

Human Capital

The success of our businesses depend on our ability to attract and retain experienced personnel and seasoned key executives who are knowledgeable about their industry and business. We recruit talent in diverse communities. Tiptree's seven member board of directors includes two women and one underrepresented minority. Tiptree's seven person senior management team includes two women and one underrepresented minority. Our talent strategy is focused on employee engagement and investments in programs to support career development, as well as recognizing and rewarding performance. An important element of our talent strategy is succession planning and building leadership at various levels across the organization.

We strive to:
- Provide employee wages that are competitive and consistent with employee positions, skill levels, experience, knowledge and geographic location.
- Align executives' long-term equity compensation with stockholders' interests by linking realizable pay with earnings and total stockholder return.
- Ensure that annual increases and incentive compensation are based on merit, which is communicated to employees at the time of hiring and documented through their talent management process as part of the annual review procedures and upon internal transfer and/or promotion.
- Ensure that all employees are eligible for health insurance, paid and unpaid leaves, and life and disability/accident coverage as well as access to wellness programs.

The Fortegra Foundation, a non-profit corporation chaired by Fortegra's Chief Executive Officer, Mr. Richard S. Kahlbaugh, is a 501(c)(3) tax-exempt charity committed to giving back to our communities by lending a helping hand to those in need. We undertake multiple initiatives to support military families and local charities focused on the health and welfare of children and families. We also support clean water initiatives in Africa. Fortegra N.O.W. (Network of Women) is working to ensure equal access to leadership positions in the insurance industry regardless of gender or race. This is being accomplished through unconscious bias training, mentoring programs, education reimbursement, and policies that support work/life balance and equal pay for equal jobs. This group is led by female executives at Fortegra. The programming and resources provided are available to all Fortegra employees.

At Fortegra, we have developed an education program that assists employees in developing key skills that enable them to perform their jobs and to advance their careers. We also have a Leadership Development Program ("LDP") that identifies new talent and prepares them for success within the organization. The program hires recent college graduates who will typically rotate through several departments over a two-year period, becoming fully immersed in the insurance company's business. Our goal for successful LDP participants is to hire them on a full time basis upon completion of the program.

We invest in our employees' career growth and provide employees with a wide range of training and development opportunities, including face-to-face, virtual and self-directed learning, mentoring, external development opportunities and continuing education required by certain professional organizations.

AVAILABLE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are also available free of charge on our Internet site at www.tiptreeinc.com as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC. The information on our website is not, and shall not be deemed to be, a part hereof or incorporated into this or any of our other filings with the SEC.

Our Investor Relations Department can be contacted at Tiptree Inc., 660 Steamboat Road, 2nd Floor, Greenwich, Connecticut 06830, Attn: Investor Relations, telephone: (212) 446-1400, email: IR@tiptreeinc.com.

Item 1A. Risk Factors

We are subject to certain risks and uncertainties in our business operations which are described below. The risks and uncertainties described below are not the only risks we face. Additional risks and uncertainties that are not presently known or are currently deemed immaterial may also impair our business, results of operations and financial condition.

Risks Related to our Businesses

A portion of our assets are illiquid or have limited liquidity, which may limit our ability to sell those assets at favorable prices or at all and creates uncertainty in connection with valuing such assets.

Our assets include equity securities, real estate, non-controlling interests in credit assets and related equity interests which may be illiquid or have limited liquidity. It may be difficult for us to dispose of assets with limited liquidity rapidly, or at favorable prices, if at all. In addition, assets with limited liquidity may be more difficult to value and may be sold at a substantial discount or experience more volatility than more liquid assets. We may not be able to dispose of assets at the carrying value reflected in our financial statements. Our results of operations and cash flows may be materially and adversely affected if our determinations regarding the fair value of our illiquid assets are materially higher than the values ultimately realized upon their disposal.

Our investment in Invesque shares is subject to market volatility.

As of December 31, 2022, we owned 16.98 million shares, or approximately 30%, of Invesque, a real estate investment company that specializes in health care real estate and senior living property investment throughout North America. The value of our Invesque shares is reported at fair market value on a quarterly basis and fluctuates. A loss in the fair market value of our Invesque shares could have a material adverse effect on our financial condition and results of operations. To the extent we determine to sell all or a portion of our Invesque shares, there can be no assurance that we will be able to do so on a timely basis or at acceptable prices.

We operate in highly competitive markets for business opportunities and personnel, which could impede our growth and negatively impact our results of operations.

We operate in highly competitive markets for business opportunities in each of our areas of focus. Many of our competitors have financial, personnel and other resource advantages relative to us and may be better able to react to market conditions. These factors may place us at a competitive disadvantage in successfully competing for future business opportunities and personnel, which could impede our growth and negatively impact our business, financial condition and results of operations.

Our insurance subsidiaries face competition from other specialty insurance companies, standard insurance companies and underwriting agencies, as well as from diversified financial services companies that are larger than we are and that have greater financial, marketing, personnel and other resources than we do. Many of these competitors have more experience and market recognition than our insurance subsidiaries. In addition, it may be difficult or prohibitively expensive for our insurance subsidiaries to implement technology systems and processes that are competitive with the systems and processes of these larger companies.

In particular, competition in the insurance industry is based on many factors, including price of coverage, general reputation and perceived financial strength, relationships with brokers, terms and conditions of products offered, ratings assigned by independent rating agencies, speed of claims payment and reputation, and the experience and reputation of the members of an underwriting team in the particular lines of insurance they seek to underwrite. In recent years, the insurance industry has undergone increasing consolidation, which may further increase competition.

A number of new, proposed or potential legislative or industry developments could further increase competition in the insurance industry. These developments include:

- an increase in capital raising by companies in the industry, which could result in new entrants to the insurance markets and an excess of capital in the industry; and

- the deregulation of commercial insurance lines in certain states and the possibility of federal regulatory reform of the insurance industry, which could increase competition from standard carriers.

Our insurance subsidiaries may not be able to continue to compete successfully in one or more insurance markets. Increased competition in these markets could result in a change in the supply and demand for insurance, affect our insurance subsidiaries' ability to price their products at risk-adequate rates and retain existing business, or underwrite new business on favorable terms. If this increased competition limits our insurance subsidiaries' ability to transact business, their results of operations would be adversely affected.

Additionally, our E&S insurance operations cover risks that are typically more complex and unusual than standard risks and require a high degree of specialized underwriting. As a result, E&S risks do not often fit the underwriting criteria of standard insurance carriers, and are generally considered higher risk than those covered in the standard market. If our underwriting staff inadequately judges and prices the risks associated with the business underwritten in the E&S market, our financial results could be adversely impacted.

Warburg exerts substantial influence on Fortegra, potentially in a manner that is not in Tiptree's shareholders' interests.

Warburg acquired an approximate 24% ownership in Fortegra on an as converted basis from us as part of the WP Transaction and has contractual consent rights over Fortegra, including but not limited to certain acquisitions or dispositions, a sale or change of control of Fortegra that does not achieve certain thresholds, an initial public offering that does not achieve certain gross proceeds thresholds, incurrence of certain indebtedness, the issuance of equity senior in right to shares of Fortegra common or preferred stock, or amendments to the terms thereof, affiliated or related party transactions and transactions between Fortegra and us, any hiring or firing of certain management of Fortegra, and any material change in the nature of the business conducted by Fortegra. Warburg would also have pro rata representation on the Fortegra board of directors. As a result of their substantial ownership in Fortegra, Warburg may exert a substantial influence on Fortegra, potentially in a manner that is not in Tiptree's shareholder's interests.

We are exposed to risks associated with acquiring or divesting businesses or business operations.

We regularly evaluate strategic acquisition opportunities for growth. Acquired companies and operations may have unforeseen operating difficulties and may require greater than expected financial and other resources. In addition, potential issues associated with acquisitions could among other things, include:

- our ability to realize the full extent of the benefits, synergies or cost savings that we expect to realize as a result of the completion and integration of an acquisition within the anticipated time frame, or at all;
- receipt of necessary consents, clearances and approvals in connection with the acquisition;
- diversion of management's attention from other strategies and objectives;
- motivating, recruiting and retaining executives and key employees; and
- conforming and integrating financial reporting, standards, controls, procedures and policies, business cultures and compensation structures.

If an acquisition is not successfully completed or integrated into our existing operations, our business, results of operations and financial condition could be materially adversely effected.

We have also divested, and may in the future divest, businesses or business operations. Any divestitures may involve a number of risks, including the diversion of management's attention, significant costs and expenses, the loss of customer relationships and cash flow, and the disruption of the affected business or business operations. Failure to timely complete or to consummate a divestiture may negatively affect the valuation of the affected business or business operations or result in restructuring charges.

We may need to raise additional capital in the future or may need to refinance existing indebtedness, but there is no assurance that such capital will be available on a timely basis, on acceptable terms or at all.

We may need to raise additional funds or refinance our indebtedness in order to grow our business or fund our strategy or acquisitions. Additional financing may not be available in sufficient amounts, if at all, or on terms acceptable to us and may be dilutive to existing stockholders. Additionally, any securities issued to raise such funds may have rights, preferences and privileges senior to those of our existing stockholders. We also cannot predict the extent and duration of future economic and market disruptions, the impact of government interventions into the market to address these disruptions and their combined impact on our industries, businesses and our insurance subsidiaries' investment portfolios. If adequate funds are not available on a timely basis, if at all, or on acceptable terms, our ability to expand, develop or enhance our subsidiaries' services and products, enter new markets, consummate acquisitions or respond to competitive pressures could be materially limited.

The amount of statutory capital and reserve requirements applicable to our insurance subsidiaries can increase due to factors outside of our control.

Our insurance subsidiaries are subject to regulation by state and, in some cases, foreign insurance authorities with respect to statutory capital, reserve and other requirements, including statutory capital and reserve requirements established by applicable insurance regulators based on RBC and Solvency II formulas. In any particular year, these requirements may increase or decrease depending on a variety of factors, most of which are outside our control, such as the amount of statutory income or losses generated, changes in equity market levels, the value of fixed-income and equity securities in the subsidiary's investment portfolio, changes in interest rates and foreign currency exchange rates, as well as changes to the RBC and Solvency II formulas used by insurance regulators. The laws of the various states in which our insurance subsidiaries operate establish insurance departments and other regulatory agencies with broad powers to preclude or temporarily suspend our insurance subsidiaries from carrying on some or all of these activities or otherwise fine or penalize our insurance subsidiaries in any jurisdiction in which we operate. Such regulation or compliance could reduce our insurance subsidiaries' profitability or limit their growth by increasing the costs of compliance, limiting or restricting the products or services they sell, or the methods by which they sell services and products, or subject them to the possibility of regulatory actions or proceedings. Additionally, increases in the amount of additional statutory reserves that our insurance subsidiaries are required to hold could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our insurance subsidiaries' actual claims losses may exceed their reserves for claims, which may require them to establish additional reserves that may materially and adversely affect their business, results of operations and financial condition.

Our insurance subsidiaries maintain reserves to cover their estimated ultimate exposure for claims with respect to reported claims, and incurred, but not reported, claims as of the end of each accounting period. Reserves, whether calculated under GAAP or statutory accounting principles, do not represent an exact calculation of exposure. Instead, they represent our insurance subsidiaries' best estimates, generally involving actuarial projections, of the ultimate settlement and administration costs for a claim or group of claims, based on our assessment of facts and circumstances known at the time of calculation. The adequacy of reserves will be impacted by future trends in claims severity, frequency, judicial theories of liability and other factors. These variables are affected by external factors such as changes in the economic cycle, unemployment, inflation, judicial trends, legislative changes, as well as changes in claims handling procedures. Many of these items are not directly quantifiable, particularly on a prospective basis. Reserve estimates are refined as experience develops. Adjustments to reserves, both positive and negative, are reflected in the statement of operations of the period in which such estimates are updated. Because the establishment of reserves is an inherently uncertain process involving estimates of future losses, we can give no assurances that ultimate losses will not exceed existing claims reserves. In general, future loss development could require reserves to be increased, which could have a material adverse effect on our insurance subsidiaries' business, results of operations and financial condition.

Performance of our insurance subsidiaries' investment portfolio is subject to a variety of investment risks.

Our insurance subsidiaries' results of operations depend significantly on the performance of their investment portfolio. We manage our insurance subsidiaries' portfolio of investments along with one or more additional advisers. Such investments are subject to general economic conditions and market risks in addition to risks inherent to particular securities and risks relating to the performance of our investment advisers.

Our primary market risk exposures are to changes in interest rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk." Prior to 2022, interest rates were at or near historic lows for an extended period of time. A protracted low interest rate environment places pressure on our insurance subsidiaries' net investment income, which, in turn, would have a material adverse effect on our profitability. During 2022, interest rates increased significantly, which caused a significant decrease in the value of our fixed income securities, the majority of which were unrealized and recorded in equity. Future increases in interest rates could cause the values of our insurance subsidiaries' fixed income securities portfolios to decline further, with the magnitude of the decline depending on the duration of securities included in our insurance subsidiaries' portfolio and the amount by which interest rates increase. Some fixed income securities have call or prepayment options, which create possible reinvestment risk in declining rate environments. Other fixed income securities, such as mortgage backed and asset backed securities, carry prepayment risk or, in a rising interest rate environment, may not prepay as quickly as expected when purchased, which can affect the value of these securities and the amount and timing of cash flows.

The value of our insurance subsidiaries' investment portfolio is also subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities our insurance subsidiaries' hold, or due to deterioration in the financial condition of an insurer that guarantees an issuer's payments on such investments. Downgrades in the credit ratings of fixed maturities may also have a significant negative effect on the market valuation of such securities.

Such factors could reduce our insurance subsidiaries' net investment income and result in realized investment losses. Our insurance subsidiaries' investment portfolio is subject to increased valuation uncertainties when investment markets are illiquid. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e., the carrying amount) of the securities our insurance subsidiaries' hold in their portfolio does not reflect prices at which actual transactions would occur.

The performance of our insurance subsidiaries' investments also depends heavily on our skills and those of our insurance subsidiaries' other investment advisers, in analyzing, selecting and managing the investments. Our insurance subsidiaries' investment policy establishes investment parameters such as maximum percentages of investment in certain types of securities and minimum levels of credit quality and is designed to manage investment risk. Achievement of our insurance subsidiaries' investment objectives will depend, in part, on our ability and other investment advisers' ability to provide competent, attentive and efficient services to our insurance subsidiaries' portfolio under the terms of the respective investment management agreement and to successfully manage their investment risk. There can be no assurance that, over time, we or our insurance subsidiaries' other investment advisers will be able to provide services on that basis or that we or they will be able to invest such assets on attractive terms or generate any investment returns for stockholders or avoid investment losses. Our insurance subsidiaries' investment objectives may not be achieved and results may vary substantially over time. In addition, although we and our insurance subsidiaries' other investment advisers seek to employ investment strategies that are not correlated with our insurance subsidiaries' insurance and reinsurance exposures, losses in their investment portfolio may occur at the same time as underwriting losses.

Our insurance subsidiaries' portfolio is highly dependent on the financial and managerial experience of certain investment professionals associated with our insurance subsidiaries' investment advisers, none of whom are under any contractual obligation to our insurance subsidiaries to continue to be associated with such investment advisers. The loss of one or more of these individuals could have a material adverse effect on the performance of our insurance subsidiaries' investment portfolio.

A shift in our insurance subsidiaries' investment strategy could increase the riskiness of our insurance subsidiaries' investment portfolio and the volatility of our results, which, in turn, may have a material adverse effect on our profitability.

Our insurance subsidiaries' investment strategy has historically been largely focused on fixed income securities which are subject to less volatility but also lower returns as compared to certain other asset classes. In the future, our insurance subsidiaries' investment strategy may include a greater focus on investments in equity securities, which are subject, among other things, to changes in value that may be attributable to market perception of a particular issuer or to general stock market fluctuations that affect all issuers. Investments in equity securities may be more volatile than investments in other asset classes such as fixed income securities. Common stocks generally subject their holders to more risks than preferred stocks and debt securities because common stockholders' claims are subordinated to those of holders of preferred stocks and debt securities upon the bankruptcy of the issuer. An increase in the riskiness of our insurance subsidiaries' investment portfolio could lead to volatility of our results, which, in turn, may have a material adverse effect on our profitability.

Our insurance subsidiaries could be forced to sell investments to meet their liquidity requirements.

Our insurance subsidiaries invest a portion of the premiums they receive from their insureds until they are needed to pay policyholder claims. Consequently, our insurance subsidiaries seek to manage the duration of their investment portfolio based on the duration of their losses and loss adjustment expenses reserves to ensure sufficient liquidity and avoid having to liquidate investments to fund claims. Risks such as inadequate losses and loss adjustment expenses reserves or unfavorable trends in litigation could potentially result in the need to sell investments to fund these liabilities. Our insurance subsidiaries may not be able to sell their investments at favorable prices or at all. Sales could result in significant realized losses depending on the conditions of the general market, interest rates and credit issues with individual securities.

Cybersecurity attacks, technology breaches or failures of our or our third-party service providers' information systems could disrupt our various business operations and could result in the loss of critical and personally identifiable information, which could result in the loss of reputation and customers, reduce profitability, subject our businesses to fines, penalties and litigation and have a material adverse effect on our business's results of operation, financial condition and cash flows.

Tiptree's businesses are highly dependent upon the effective operation of their information systems and those of their third-party service providers and their ability to collect, use, store, transmit, retrieve and otherwise process personally identifiable information and other data, manage significant databases and expand and upgrade their information systems. Our businesses rely on these systems for a variety of functions, including marketing and selling their products and services, performing their services, managing their operations, processing claims and applications, providing information to customers, performing actuarial analyses and maintaining financial records. Some of these systems may include or rely on third-party systems not located on their premises or under their control. The interruption or loss of their information processing capabilities, or those of their third-party service providers, through cybersecurity attacks, computer hacks, theft, malicious software, phishing, employee error, ransomware, denial-of-service attacks, viruses, worms, other malicious software programs, the loss of stored data, programming errors, the breakdown or malfunctioning of computer equipment or software systems, telecommunications failure or damage caused by weather or natural disasters, catastrophes, terrorist attacks, industrial accidents or any other significant disruptions or security breaches could harm our businesses by hampering their ability to generate revenues and could negatively affect their partner relationships, competitive position and reputation.

In addition, our business's information systems may be vulnerable to physical or electronic intrusions, computer viruses or other attacks which could disable their information systems and their security measures may not prevent such attacks. There are numerous and evolving risks to cybersecurity and privacy from cyber threat actors, including criminal hackers, state-sponsored intrusions, industrial espionage and employee malfeasance. There is also a potential heightened risk of cybersecurity incidents as a result of geopolitical events outside of our control, such as the ongoing Russia-Ukraine conflict. Global cybersecurity threats can range from uncoordinated individual attempts to gain unauthorized access to our IT systems and those of our business partners or third-party service providers to sophisticated and targeted measures known as advanced persistent threats. These cyber threat actors are becoming more sophisticated and coordinated in their attempts to access IT systems and data, including the IT systems of cloud providers and third parties with whom our businesses conduct or may conduct business. Although our businesses devote significant resources to prevent, detect, address and mitigate unwanted intrusions and other threats and protect their systems and data, whether such data is housed internally or by external third parties, such internal controls may not be adequate or successful in protecting against all security breaches and cybersecurity attacks, social-engineering attacks, computer break-ins, theft and other improper activity. Our businesses have experienced immaterial cybersecurity incidents and they and their third-party service providers will likely continue to experience cybersecurity incidents of varying degrees. Because the techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, our businesses and the third parties with whom they do business may be unable to anticipate these techniques or to implement adequate preventative measures. With the increasing frequency of cyber-related frauds to obtain inappropriate payments and other threats related to cybersecurity attacks, our businesses may find it necessary to expend resources to remediate cyber-related incidents or to enhance and strengthen their cybersecurity. Such remediation efforts may not be successful and could result in interruptions, delays or cessation of service.

Our businesses have also implemented physical, administrative and logical security systems with the intent of maintaining the physical security of their facilities and systems and protecting their and their customers' confidential and personally identifiable information against unauthorized access through their information systems or by other electronic transmission or through misdirection, theft or loss of data. Despite such efforts, they may be subject to a breach of their security systems that results in unauthorized access to their facilities or the information they are trying to protect. Anyone who is able to circumvent their security measures or those of their third-party service providers and penetrate their information systems could access, view, misappropriate, alter, destroy, misuse or delete any information in such systems, including personally identifiable information and proprietary business information (their own or that of third parties) or compromise of their control networks or other critical systems and infrastructure, resulting in disruptions to their business operations or access to their financial reporting systems. While our businesses have implemented business contingency plans and other reasonable plans to protect their systems, sustained or repeated system failures or service denials could severely limit their ability to write and process new and renewal business, provide customer service or otherwise operate in the ordinary course of business. In addition, most states require that customers be notified if a security breach results in the disclosure of personally identifiable customer information and the trend toward general public notification of such incidents could exacerbate the harm to our companies' business, financial condition and results of operations. Any failure, interruption or compromise of the security of our business's information systems or those of their third-party service providers that result in inappropriate disclosure of such information could result in, among other things, significant financial losses, unfavorable publicity and damage to their reputation, governmental inquiry and oversight, difficulty in marketing their services, loss of customers, significant civil and criminal liability related to legal or regulatory violations, litigation and the incurrence of significant technical, legal and other expenses, any of which may have a material adverse effect on their business, results of operations, financial condition and cash flows.

In some cases, our businesses rely on the safeguards put in place by third parties to protect against security threats. These third parties, including vendors that provide products and services for their operations, could also be a source of security risk to them in the event of a failure or a security incident affecting such third parties' own security systems and infrastructure. Our business's network of ecosystem partners could also be a source of vulnerability to the extent their applications interface with our businesses, whether unintentionally or through a malicious backdoor. Our businesses do not review the software code included in third-party integrations in all instances.

Our insurance business is dependent on independent financial institutions, lenders, distribution partners, agents, brokers and retailers for distribution of its products and services, and the loss of these distribution sources, or their failure to

sell our insurance business's products and services could materially and adversely affect its business, results of operations and financial condition and cash flows.

Our insurance business is dependent on independent financial institutions, lenders, distribution partners, agents, brokers and retailers to distribute its products and services and its revenue is dependent on the level of business conducted by such distributors as well as the effectiveness of their sales efforts, each of which is beyond our insurance business's control because such distributors typically do not have any minimum performance or sales requirements. Further, although its program arrangements with these distributors can be exclusive, they can be canceled on relatively short notice. Therefore, our insurance business's growth is dependent, in part, on its ability to identify and attract new distribution relationships and successfully integrate its information systems with those of its new distributors. The impairment of our insurance business's distribution relationships, the loss of a significant number of its distribution relationships, the failure to establish new distribution relationships, the failure to offer increasingly competitive products, the increase in sales of competitors' services and products by these distributors or the decline in distributors' overall business activity or the effectiveness of their sales of our insurance business's products could materially reduce our insurance business's sales and revenues and have a material adverse effect on its business, results of operations, financial condition and cash flows.

Our insurance business may lose distributors or business as a result of consolidation within the financial services industry or otherwise.

There has been considerable consolidation in the financial services industry, driven primarily by the acquisition of small and mid-size organizations by larger entities. We expect this trend to continue. Our insurance business may lose business or suffer decreased revenues if one or more of its significant distributors consolidate or align themselves with other companies. While our insurance business has not been materially affected by consolidation to date, it may be affected by industry consolidation that occurs in the future, particularly if any of its significant clients are acquired by organizations that already possess the operations, services and products that it provides.

A downgrade in our insurance subsidiaries' claims paying ability or financial strength ratings could increase policy surrenders and withdrawals, adversely affecting relationships with distributors and reducing new policy sales.

Participants in the insurance industry use ratings from independent ratings agencies, such as A.M. Best and KBRA, as an important means of assessing the financial strength and quality of insurers, including their ability to pay claims. In setting its ratings, A.M. Best and KBRA perform quantitative and qualitative analyses of a company's balance sheet strength, operating performance and business profile. A.M. Best financial strength ratings range from "A++" (Superior) to "F" for insurance companies that have been publicly placed in liquidation. KBRA's ratings range from AAA (extremely strong) to R (under regulatory supervision).

Currently, A.M. Best has assigned a financial strength of "A-" (Excellent) (Outlook Stable) and KBRA has assigned a financial strength rating of "A–" (Outlook Stable) to our insurance subsidiaries. A.M. Best and KBRA assign ratings that are intended to provide an independent opinion of an insurance company's ability to meet its obligations to policyholders. These analyses include comparisons to peers and industry standards as well as assessments of operating plans, philosophy and management. A.M. Best and KBRA periodically review our insurance subsidiaries' financial strength ratings and may, at their discretion, revise downward or revoke their ratings based primarily on their analyses of our insurance subsidiaries' balance sheet strength (including capital adequacy and loss adjustment expense reserve adequacy), operating performance and business profile. Factors that could affect such analyses include:

- if our insurance subsidiaries change their business practices from their organizational business plan in a manner that no longer supports A.M. Best's or KBRA's ratings;
- if unfavorable financial, regulatory or market trends affect our insurance subsidiaries, including excess market capacity;
- if our insurance subsidiaries' losses exceed their loss reserves;
- if our insurance subsidiaries have unresolved issues with government regulators;
- if our insurance subsidiaries are unable to retain their senior management or other key personnel;
- if our insurance subsidiaries' investment portfolio incurs significant losses; or
- if A.M. Best or KBRA alters its capital adequacy assessment methodology in a manner that would adversely affect our insurance subsidiaries' ratings.

These and other factors could result in a downgrade of our insurance subsidiaries' financial strength ratings. A downgrade or withdrawal of our insurance subsidiaries' ratings could result in any of the following consequences, among others:

- causing our insurance subsidiaries' current and future distribution partners and insureds to choose other, more highly-rated competitors;
- increasing the cost or reducing the availability of reinsurance to our insurance subsidiaries; or
- severely limiting or preventing our insurance subsidiaries from writing new and renewal insurance contracts.

In addition, in view of the earnings and capital pressures experienced by many financial institutions, including insurance companies, it is possible that rating organizations will heighten the level of scrutiny that they apply to such institutions, will increase the frequency and scope of their credit reviews, will request additional information from the companies that they rate or will increase the capital and other requirements employed in the rating organizations' models for maintenance of certain ratings levels. We can offer no assurance that our insurance subsidiaries' ratings will remain at their current levels. It is possible that such reviews of our insurance subsidiaries may result in adverse ratings consequences, which could have a material adverse effect on our insurance subsidiaries' business, results of operations, financial condition and cash flows.

If market conditions cause reinsurance to be more costly or unavailable, our insurance subsidiaries may be required to bear increased risks or reduce the level of their underwriting commitments.

Our insurance subsidiaries' reinsurance facilities are generally subject to annual renewal. They may not be able to maintain their current reinsurance facilities and their customers may not be able to continue to operate their captive reinsurance companies. As a result, even where highly desirable or necessary, they may not be able to obtain other reinsurance facilities in adequate amounts and at favorable rates. If our insurance subsidiaries are unable to renew their expiring facilities or to obtain or structure new reinsurance facilities, either their net exposures would increase or, if they are unwilling to bear an increase in net exposures, they may have to reduce the level of their underwriting commitments. Either of these potential developments could have a material adverse effect on their business, results of operations, financial condition and cash flows.

Our insurance subsidiaries' failure to accurately pay claims in a timely manner could have a material adverse effect on their business, results of operations, financial condition and cash flows.

Our insurance subsidiaries must accurately and timely evaluate and pay claims that are made under their policies. Many factors affect their ability to pay claims accurately and timely, including the training and experience of their claims representatives, including their distribution partners, the effectiveness of their management, and their ability to develop or select and implement appropriate procedures and systems to support their claims functions and other factors. Their failure to pay claims accurately and timely could lead to regulatory and administrative actions or material litigation, undermine their reputation in the marketplace and have a material adverse effect on their business, financial condition, results of operations and cash flows. In addition, if our insurance subsidiaries do not manage their distribution partners effectively, or if their distribution partners are unable to effectively handle their volume of claims, their ability to handle an increasing workload could be adversely affected. In addition to potentially requiring that growth be slowed in the affected markets, our insurance subsidiaries' business could suffer from decreased quality of claims work which, in turn, could have a material adverse effect on their operating margins.

Our insurance subsidiaries may incur losses if reinsurers are unwilling or unable to meet their obligations under reinsurance contracts.

Our insurance subsidiaries use reinsurance to reduce the severity and incidence of claims costs, and to provide relief with regard to certain reserves. Under these reinsurance arrangements, other insurers assume a portion of our losses and related expenses; however, we remain liable as the direct insurer on all risks reinsured. Consequently, reinsurance arrangements do not eliminate our obligation to pay claims and we assume credit risk with respect to our ability to recover amounts due from reinsurers. The inability or unwillingness of any reinsurer to meet its financial obligations could negatively affect our business, results of operations, financial condition and cash flows. As credit risk is generally a function of the economy, our insurance subsidiaries face a greater credit risk in an economic downturn. While our insurance subsidiaries attempt to manage credit risks through underwriting guidelines, collateral requirements and other oversight mechanisms, their efforts may not be successful. For example, to reduce such credit risk, our insurance subsidiaries require certain third parties to post collateral for some or all of their obligations to them. In cases where our insurance subsidiaries receive letters of credit from banks as collateral and one of their counterparties is unable to honor its obligations, our insurance subsidiaries are exposed to the credit risk of the banks that issued the letters of credit.

New lines of business, new products and services or new geographic markets may subject our insurance subsidiaries to additional risks.

From time to time, our insurance subsidiaries may implement new lines of business or offer new products and services within existing lines of business, as well as expand into new geographic markets. In addition, our insurance subsidiaries will continue to make investments in development and marketing for new products and services. There are substantial risks and uncertainties associated with these efforts. In developing and marketing new lines of business and/or new products or services, our insurance subsidiaries may invest significant time and resources. Initial timetables for the development and introduction of new lines of business and/or new products or services and/or expansions into new geographies, may not be achieved and price and profitability targets may not prove feasible. Furthermore, new lines of business and/or new product or service offerings may not gain market acceptance. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, the burden on management and our insurance subsidiaries' IT of introducing any new line of business and/or new product or service could have a significant impact on the effectiveness of their system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our insurance subsidiaries' business, financial condition, results of operations and cash flows.

If our insurance subsidiaries fail to manage future growth effectively, their business, results of operations, financial condition and cash flows would be harmed.

Our insurance subsidiaries have expanded their operations significantly and anticipate that further expansion will be required in order for them to significantly grow their business. In particular, they may require additional capital, systems development and skilled personnel. Their growth has placed and may continue to place increasing and significant demands on their management, operational and financial systems and infrastructure and their other resources. If our insurance subsidiaries do not effectively manage their growth, the quality of their services could suffer, which could harm their business, results of operations, financial condition and cash flows. In order to manage future growth, they may need to hire, integrate and retain highly skilled and motivated employees. Our insurance subsidiaries may not be able to hire new employees quickly enough to meet their needs. If they fail to effectively manage their hiring needs and successfully integrate new hires, their efficiency and their employee morale, productivity and retention could suffer, and their business, results of operations, financial condition and cash flows could be harmed. They may also be required to continue to improve their existing systems for operational and financial management, including their reporting systems, procedures and controls. These improvements may require significant capital expenditures and place increasing demands on their management. They may not be successful in managing or expanding their operations or in maintaining adequate financial and operating systems and controls. If they do not successfully implement any required improvements in these areas, their business, results of operations, financial condition and cash flows could be harmed.

The effects of emerging claim and coverage issues on our insurance subsidiaries' business are uncertain.

As industry practices and economic, legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may have a material adverse effect on our insurance subsidiaries' business by either extending coverage beyond their underwriting intent or by increasing the number or size of claims. In some instances, these emerging issues may not become apparent for some time after they have issued the affected insurance policies. As a result, the full extent of liability under their insurance policies may not be known until many years after the policies are issued. In addition, the potential passage of new legislation designed to expand the right to sue, to remove limitations on recovery, to extend the statutes of limitations or otherwise to repeal or weaken tort reforms could have an adverse impact on their business. The effects of these and other unforeseen emerging claim and coverage issues are difficult to predict and could harm their business and have a material adverse effect on their results of operations.

Our insurance subsidiaries' international operations expose them to investment, political and economic risks, including foreign currency and credit risk.

Our insurance subsidiaries' expanding international operations in the United Kingdom, continental Europe and the Asia-Pacific region, expose them to increased investment, political and economic risks, including foreign currency and credit risk. Changes in the value of the U.S. dollar relative to other currencies could have a material adverse effect on their business, results of operations, financial condition and cash flows. Their investments in non-U.S.-denominated assets are subject to fluctuations in non-U.S. securities and currency markets, and those markets can be volatile. Non-U.S. currency fluctuations also affect the value of any dividends paid by their non-U.S. subsidiaries to their parent companies in the United States.

Our businesses could be adversely affected by the loss of one or more key executives or by an inability to attract and retain qualified personnel.

The success of our businesses depend on their ability to attract and retain experienced personnel and seasoned key executives who are knowledgeable about their industry and business. The pool of talent from which they actively recruit is limited and may fluctuate based on market dynamics specific to their industry and independent of overall economic conditions. As such, higher demand for employees having the desired skills and expertise could lead to increased compensation expectations for existing and prospective personnel, making it difficult for them to retain and recruit key personnel and maintain labor costs at desired levels. Should any of their key executives cease to be employed by them, or if they are unable to retain and attract talented personnel, they may be unable to maintain their current competitive position in the specialized markets in which they operate, which could have a material adverse effect on their results of operations.

Our insurance subsidiaries' continued growth depends in part on their ability to continue to grow their customer base.

Increasing the customer base of our insurance subsidiaries will depend, to a significant extent, on their ability to effectively expand their sales and marketing activities, as well as their partner ecosystem and other customer referral sources. They may not be able to recruit qualified sales and marketing personnel, train them to perform and achieve an acceptable level of sales production from them on a timely basis or at all. If our insurance subsidiaries are unable to maintain effective sales and marketing activities and maintain and expand their partner network, their ability to attract new customers could be harmed and their business, results of operations, financial condition and cash flows would suffer.

Our insurance subsidiaries may not be able to effectively start up or integrate new program opportunities, and they may invest in new program opportunities or initiatives that are ultimately unsuccessful.

Our insurance subsidiaries' ability to grow their business depends, in part, on their creation, implementation and acquisition of new insurance programs that are profitable and fit within their business model. New program launches as well as resources to integrate business acquisitions are subject to many obstacles, including ensuring they have sufficient business and systems processes, determining appropriate pricing, obtaining reinsurance, assessing opportunity costs and regulatory burdens and planning for internal infrastructure needs. If they cannot accurately assess and overcome these obstacles or they improperly implement new insurance programs, their ability to grow profitably will be impaired. Additionally, they may be unsuccessful in identifying new program opportunities, or they may be unable to develop or market new programs or initiatives in a timely or cost-effective manner. In addition, new programs or initiatives may not achieve the market penetration or price levels necessary for profitability. If they are unable to develop timely enhancements to, and new features for, their existing programs and services or if they are unable to develop new programs and services, their programs and services may become less marketable and less competitive, and their business, results of operations, financial condition and cash flows would be harmed.

If our businesses are unable to maintain a high level of service, their business, results of operations, financial condition and cash flows may be harmed.

One of the key attributes of our various businesses is providing high quality service to their partners and customers. They may be unable to sustain these levels of service, which would harm their reputation and our business. Alternatively, they may only be able to sustain high levels of service by significantly increasing their operating costs, which would materially and adversely affect their results of operations. The level of service they are able to provide depends on their personnel to a significant extent. Their personnel must be well-trained in their processes and able to handle customer calls effectively and efficiently. Any inability of their personnel to meet service level demands, whether due to absenteeism, training, turnover, disruptions at their facilities, including due to health emergencies, such as pandemics, bad weather, power outages or other reasons, could adversely impact their business. If they are unable to maintain high levels of service performance, their reputation could suffer and their business, results of operations, financial condition and cash flows would be harmed.

Our business's results of operations have in the past varied from quarter to quarter and may not be indicative of our long-term prospects.

Our business's results of operations are subject to fluctuation and have historically varied from quarter to quarter. We expect our quarterly results to continue to fluctuate in the future due to a number of factors, including the general economic conditions in the markets where we operate, the frequency, occurrence or severity of catastrophic or other insured events or otherwise, fluctuating interest rates, claims exceeding our insurance subsidiaries' loss reserves, competition in the industries in which our subsidiaries operate, deviations from expected renewal rates of existing policies and contracts, adverse investment performance and the cost of reinsurance coverage.

In particular, our insurance subsidiaries seek to underwrite products and make investments to achieve favorable returns on tangible stockholders' equity over the long-term. In addition, their opportunistic nature may result in fluctuations in gross written premiums from period to period as they concentrate on underwriting contracts that they believe will generate better long-term, rather than short-term, results. Accordingly, their short-term results of operations may not be indicative of their long-term prospects.

The industries in which our businesses operate are cyclical in nature.

The financial performance of the insurance industry has historically fluctuated with periods of lower premium rates and excess underwriting capacity resulting from increased competition (a "soft market") followed by periods of higher premium rates and reduced underwriting capacity resulting from decreased competition (a "hard market"). Our commercial & personal lines program business is exposed to these hard and soft market cycles. We seek to isolate ourselves from these trends by utilizing reinsurance and adjusting retention rates through cycles. Because this market cyclicality is due in large part to the actions of our insurance subsidiaries' competitors and general economic factors, the timing or duration of changes in the market cycle is unknown. We expect these cyclical patterns will cause our insurance subsidiaries' revenues and net income to fluctuate, which may cause their results of operations, financial condition and cash flows to be more volatile.

Furthermore, adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity, could result in the sale of fewer policies than expected or an increase in the frequency of claims and premium defaults, and even the falsification of claims, or a combination of these effects, which, in turn, could affect our insurance subsidiaries' growth and profitability. In an economic downturn that is characterized by higher unemployment, declining spending and reduced corporate revenue, the demand for insurance products is generally adversely affected, which directly affects their premium levels and profitability. Negative economic factors may also affect their ability to receive the appropriate rate for the risk they insure with their policyholders and may adversely affect the number of policies they can write, and their opportunities to underwrite profitable business. In an economic downturn, our insurance subsidiaries' customers may have less need for insurance coverage, cancel existing insurance policies, modify their coverage or not renew the policies. Existing policyholders may exaggerate or even falsify claims to obtain higher claims payments. These outcomes would reduce their underwriting profit to the extent these factors are not reflected in the rates they charge.

This cyclical market pattern can be more pronounced in the E&S market than in the standard insurance market. When the standard insurance market hardens, the E&S market typically hardens, and growth in the E&S market can be significantly more rapid than growth in the standard insurance market. Similarly, when conditions begin to soften, many customers that were previously driven into the E&S market may return to the admitted-carrier market, exacerbating the effects of rate decreases. We cannot predict the timing or duration of changes in the market cycle because the cyclicality is due in large part to the actions of our competitors and general economic factors. These cyclical patterns cause our revenues and net income to fluctuate, which may cause the price of our common stock to be volatile.

The financial performance of the mortgage segment largely depends on the health of the U.S. residential real estate industry, which is seasonal, cyclical, and affected by changes in general economic conditions beyond our control. Economic factors such as increased interest rates, slow economic growth or recessionary conditions, the pace of home price appreciation or the lack of it, changes in household debt levels, and increased unemployment or stagnant or declining wages affect our clients' income and thus their ability and willingness to make loan payments. National or global events affect all such macroeconomic conditions. Weak or a significant deterioration in economic conditions reduce the amount of disposable income consumers have, which in turn reduces consumer spending and the willingness of qualified potential clients to take out loans. As a result, such economic factors affect loan origination volume.

If our insurance subsidiaries are not able to maintain and enhance their brand, their business and results of operations will be harmed. Damage to their reputation and negative publicity could have a material adverse effect on their business, results of operations, financial condition and cash flows.

We believe that maintaining and enhancing our insurance subsidiaries' brand identity is critical to their relationships with their existing customers and partners and to their ability to attract new customers and partners. They also intend to grow their brand awareness among consumers and potential program partners in order to further expand their reach and attract new customers and program partners. The promotion of their brand in these and other ways may require them to make substantial investments and it is anticipated that, as their market becomes increasingly competitive, these branding initiatives may become increasingly difficult and expensive. Our insurance subsidiaries' brand promotion activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses they incur and their results of operations could be harmed. If they do not successfully maintain and enhance their brand, their business may not grow and they could lose their relationships with customers or partners, which would harm their business, results of operations, financial condition and cash flows.

Our insurance subsidiaries may be adversely affected by negative publicity relating to brand and activities. For instance, if their brand receives negative publicity, the number of customers visiting their platforms could decrease, and their cost of acquiring customers could increase as a result of a reduction in the number of consumers coming from their direct customer acquisition channel.

Our business's risk management policies and procedures may prove to be ineffective and leave them exposed to unidentified or unanticipated risk, which could adversely affect their business, results of operations, financial condition or cash flows.

Our businesses have developed and continue to develop enterprise-wide risk management policies and procedures to mitigate risk and loss to which they are exposed. There are, however, inherent limitations to risk management strategies because there may exist, or develop in the future, risks that they have not appropriately anticipated or identified. If their risk management policies and procedures are ineffective, they may suffer unexpected losses and could be materially adversely affected. As their business changes and the markets in which they operate evolve, their risk management framework may not evolve at the same pace as those changes. As a result, there is a risk that new products or new business strategies may present risks that are not appropriately identified, monitored or managed. In times of market stress, unanticipated market movements or unanticipated claims experience, the effectiveness of their risk management strategies may be limited, resulting in losses to them. In addition, there can be no assurance that they can effectively review and monitor all risks or that all of their employees will follow their risk management policies and procedures.

Moreover, state legislatures and regulators have increased their focus on risks within an insurer's holding company system that may pose enterprise risk to insurers and within mortgage originators that may pose risk to borrowers. Our insurance and mortgage subsidiaries operate within an enterprise risk management ("ERM") framework designed to assess and monitor their risks. However, there can be no assurance that they can effectively review and monitor all risks, or that all of their employees will operate within the ERM framework or that their ERM framework will result in their accurately identifying all risks and accurately limiting their exposures based on our business's assessments.

Our insurance subsidiaries may not be able to generate sufficient cash to service all of their indebtedness and may be forced to take other actions to satisfy their obligations under their indebtedness, which may not be successful.

Our insurance subsidiaries' ability to make scheduled payments on or refinance their debt obligations depends on their financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond their control. They may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on their indebtedness.

If their cash flows and capital resources are insufficient to fund their debt service obligations, they could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, or to dispose of material assets or operations, alter their dividend policy, seek additional debt or equity capital or restructure or refinance their indebtedness. They may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow them to meet their scheduled debt service obligations. The instruments that will govern their indebtedness may restrict their ability to dispose of assets and may restrict the use of proceeds from those dispositions and may also restrict their ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. They may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations when due.

Our insurance subsidiaries' inability to generate sufficient cash flows to satisfy their debt obligations, or to refinance their indebtedness on commercially reasonable terms or at all, may materially adversely affect their business, results of operations, financial condition and cash flows.

Restrictive covenants in the agreements governing our insurance subsidiaries' indebtedness may restrict their ability to pursue their business strategies.

The agreements governing our insurance subsidiaries' indebtedness contain a number of restrictive covenants that impose significant operating and financial restrictions on them and may limit their ability to pursue their business strategies or undertake actions that may be in their best interests. The agreements governing their indebtedness include covenants restricting, among other things, their ability to:

- incur or guarantee additional debt;

- incur liens;
- complete mergers, consolidations and dissolutions;
- enter into transactions with affiliates;
- pay dividends or other distributions;
- sell certain of their assets that have been pledged as collateral; and
- undergo a change in control.

A breach of the covenants under the indenture that governs our insurance subsidiaries' 8.50% Fixed Rate Resetting Junior Subordinated Notes due in October 2057 (the "Notes") and Second Amended and Restated Credit Agreement dated as of October 21, 2022 by and among The Fortegra Group, Inc., Fortegra Financial and Lots Intermediate Co., as borrowers, Fifth Third Bank, N.A., as administrative agent and issuing lender could result in an event of default. Such default may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event our insurance subsidiaries' lenders or noteholders accelerate the repayment of their indebtedness, they and their subsidiaries may not have sufficient assets to repay that indebtedness. As a result of these restrictions, they may be:

- unable to raise additional debt or equity financing to operate during general economic or business downturns; or
- unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect their ability to grow in accordance with their strategy. In addition, their financial results, substantial indebtedness and credit ratings could materially adversely affect the availability and terms of future financing.

Retentions in various lines of business expose our insurance subsidiaries to potential losses.

Our insurance subsidiaries retain risk for their own account on business underwritten by their insurance subsidiaries. The determination to reduce the amount of reinsurance they purchase, or not to purchase reinsurance for a particular risk, customer segment or category is based on a variety of factors, including market conditions, pricing, availability of reinsurance, their capital levels and their loss history. Such determinations increase their financial exposure to losses associated with such risks, customer segments or categories and, in the event of significant losses associated with such risks, customer segments or categories, could have a material adverse effect on their business, results of operations, financial condition and cash flows.

The exit of the United Kingdom from the European Union could adversely affect our insurance subsidiaries' business.

The United Kingdom ceased to be a part of the European Union on December 31, 2020 (which is commonly referred to as "Brexit"). Aspects of the relationship between the United Kingdom and the EU remain to be negotiated and their relationship will continue to evolve, including with respect to the cross-border provision of products and services and related compliance requirements. The effects of Brexit on our insurance subsidiaries' business will depend on the manner in which it is implemented and any other relevant agreements between the United Kingdom and the EU, among other factors. For example, the United Kingdom ratified a trade and cooperation agreement governing its future relationship with the EU. Among other things, the agreement, which became effective in mid-2021, addresses trade, economic arrangements, law enforcement, judicial cooperation and governance. Because the agreement merely sets forth a framework in many respects that requires complex additional bilateral negotiations between the United Kingdom and the EU, significant uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal. Because our insurance subsidiaries conduct business in both the United Kingdom and the EU and because they rely on their Malta insurance subsidiary's ability to conduct business in the United Kingdom, they face risks associated with the uncertainty and disruptions relating to Brexit, including the risk of additional regulatory and other costs and challenges and/or limitations on their ability to sell particular products and services. As a result, the ongoing uncertainty surrounding Brexit could have a material adverse effect on their business (including their European growth plans), results of operations, financial condition and cash flows.

Due to the structure of some of our insurance business's commissions, it is exposed to risks related to the creditworthiness of some of its independent agents and program partners.

Our insurance business is subject to the credit risk of some of the independent agents and program partners with which it contracts to sell its products and services. Our insurance business typically advances commissions as part of its product offerings. These advances are a percentage of the premiums charged. If our insurance business over-advances such commissions, the agents and program partners may not be able to fulfill their payback obligations, which could have a material adverse effect on our insurance business's results of operations and financial condition.

Failure of our insurance subsidiaries' distribution partners to properly market, underwrite or administer policies could adversely affect our insurance subsidiaries.

The marketing, underwriting, claims administration and other administration of policies in connection with our insurance subsidiaries' issuing carrier services are the responsibility of their distribution partners. Any failure by them to properly handle these functions could result in liability to our insurance subsidiaries. Even though their distribution partners may be required to compensate them for any such liability, there are risks that they do not pay them because such partners become insolvent or otherwise. Any such failures could create regulatory issues or harm our insurance subsidiaries' reputation, which could have a material adverse effect on their business, results of operations, financial condition and cash flows.

Third-party vendors our businesses rely upon to provide certain business and administrative services on their behalf may not perform as anticipated, which could have an adverse effect on their business, results of operations, financial condition and cash flows.

Our businesses have taken action to reduce coordination costs and take advantage of economies of scale by transitioning multiple functions and services to third-party providers. They periodically negotiate provisions and renewals of these relationships, and there can be no assurance that such terms will remain acceptable to us or such third parties. If such third-party providers experience disruptions or do not perform as anticipated, or our businesses experience problems with a transition to a third-party provider, they may experience operational difficulties, an inability to meet obligations (including policyholder obligations), a loss of business and increased costs, or suffer other negative consequences, all of which may have a material adverse effect on their business, results of operations, liquidity and cash flows.

Our insurance subsidiaries may act based on inaccurate or incomplete information regarding the accounts they underwrite.

Our insurance subsidiaries rely on information provided by insureds or their representatives when underwriting insurance policies. While they may make inquiries to validate or supplement the information provided, they may make underwriting decisions based on incorrect or incomplete information. It is possible that they will misunderstand the nature or extent of the activities or facilities and the corresponding extent of the risks that they insure because of their reliance on inadequate or inaccurate information.

Any failure to protect or enforce our insurance subsidiaries' intellectual property rights could impair their intellectual property, technology platform and brand. In addition, they may be sued by third parties for alleged infringement of their proprietary rights.

Our insurance subsidiaries' success and ability to compete depend in part on their intellectual property, which includes their rights in their technology platform and their brand. Our insurance subsidiaries primarily rely on a combination of copyright, trade secret and trademark laws and confidentiality agreements, procedures and contractual provisions with their employees, customers, service providers, partners and other third parties to protect their proprietary or confidential information and intellectual property rights. However, the steps they take to protect their intellectual property may be inadequate and despite their efforts to protect their proprietary rights and intellectual property, unauthorized parties may attempt to copy aspects of their solutions or to obtain and use information that they regard as proprietary, and third parties may attempt to independently develop similar technology. Policing unauthorized use of their technology and intellectual property rights may be difficult and may not be effective. Litigation brought to protect and enforce their intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of their intellectual property. Additionally, their efforts to enforce their intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability and scope of their intellectual property rights. Our insurance subsidiaries' failure to secure, protect, defend and enforce their intellectual property rights could adversely affect their brand and adversely affect their business.

Our insurance subsidiaries' success also depends in part on them not infringing, misappropriating or otherwise violating the intellectual property rights of others. Their competitors and other third parties may own or claim to own intellectual property relating to our insurance subsidiaries' industry and, in the future, may claim that our insurance subsidiaries are infringing, misappropriating or otherwise violating their intellectual property rights, and our insurance subsidiaries may be found to be infringing on such rights. The outcome of any claims or litigation, regardless of the merits, is inherently uncertain. The disposition of any such claims, whether through settlement or licensing discussions or litigation, could cause our insurance subsidiaries to incur significant expenses and, if successfully asserted against them, could require that they pay substantial damages or ongoing royalty payments, prevent them from offering certain of their products and services, require them to change their technology or business practices or require that they comply with other unfavorable terms. Even if our insurance subsidiaries were to prevail in such a dispute, any litigation could be costly and time-consuming, divert the attention of their management and key personnel from their business operations and materially adversely affect their business, financial condition and results of operations.

Our businesses employ third-party licensed software, and the inability to maintain these licenses, errors in the software they license or the terms of open source licenses could result in increased costs or reduced service levels, which would adversely affect their business.

Our businesses rely on certain third-party software obtained under licenses from other companies and anticipate that they will continue to rely on such third-party software in the future. Although they believe that there are commercially reasonable alternatives to the third-party software they currently license, this may not always be the case, or it may be difficult or costly to replace their existing third-party software. In addition, integration of new third-party software may require significant work and require substantial investment of their time and resources. Our business's use of additional or alternative third-party software would require them to enter into license agreements with third parties, which may not be available on commercially reasonable terms or at all. Many of the risks associated with the use of third-party software cannot be eliminated, and these risks could negatively impact their respective business.

Additionally, some of the software powering our business's technology systems incorporates software covered by open source licenses. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that the licenses could be construed in a manner that imposes unanticipated conditions or restrictions on their ability to operate their systems. In the event that portions of their proprietary software are determined to be subject to an open source license, they could be required to publicly release the affected portions of their source code or re-engineer all or a portion of their technology systems, each of which could reduce or eliminate the value of their technology systems. Such risk could be difficult or impossible to eliminate and could adversely affect our business's results of operations, financial condition and cash flows.

Some of our investments are made jointly with other persons or entities, which may limit our flexibility with respect to such jointly owned investments and could, thereby, have a material adverse effect on our business, results of operations and financial condition and our ability to sell these investments.

Some of our current investments are, and future investments may be, made jointly with other persons or entities when circumstances warrant the use of such structures and we may continue to do so in the future. Our participation in such joint investments is subject to the risks that:

- we could experience an impasse on certain decisions because we do not have sole decision-making authority, which could require us to expend additional resources on resolving such impasses or potential disputes;
- our partners could have investment goals that are not consistent with our investment objectives, including the timing, terms and strategies for any investments;
- our partners might become bankrupt, fail to fund their share of required capital contributions or fail to fulfill their obligations as partners, which may require us to infuse our own capital into such venture(s) on behalf of the partner(s) despite other competing uses for such capital;
- our partners may have competing interests in our markets that could create conflict of interest issues;
- any sale or other disposition of our interest in such a venture may require consents which we may not be able to obtain;
- such transactions may also trigger other contractual rights held by a partner, lender or other third-party depending on how the transaction is structured; and
- there may be disagreements as to whether consents and/or approvals are required in connection with the consummation of a particular transaction with a partner, lender and/or other third-party, or whether such transaction triggers other contractual rights held by a partner, lender and/or other third-party, and in either case, those disagreements may result in litigation.

Our mortgage business is significantly impacted by interest rates. Changes in prevailing interest rates or U.S. monetary policies that affect interest rates may have a detrimental effect on our mortgage business.

Changes in interest rates and the level of interest rates are key drivers that impact the volatility of our mortgage loan originations. The historically low interest rate environment over the last several years created strong demand for mortgages. While long-term residential mortgage interest rates were at or near record lows for an extended period, in 2022, the Federal Reserve initiated a rapid series of interest rate increases that resulted in an increase in our mortgage rates of more than 330 bps since 2021 to rates above historical averages. This rapid rise in interest rates resulted in lower revenue and profitability in our mortgage business. The overwhelming majority of our mortgage loan originations have historically been refinancing existing homeowner's mortgage loans, with a particular emphasis on cash out refinancings. With the recent rise in interest rates, we may not be able to continue to grow our mortgage originations in the future.

With regard to the portion of our mortgage business that is centered on refinancing existing mortgages, we generally note that the refinance market experiences more significant fluctuations than the purchase market as a result of interest rate changes, with the rate and term financing market impacted the most by the volatility in mortgage rates. As interest rates rise, refinancing generally becomes a smaller portion of the market as fewer consumers are interested in refinancing their mortgages. With regard to our purchase mortgage loan business, higher interest rates may also reduce demand for purchase mortgages as home ownership becomes more expensive. This could adversely affect our mortgage business's revenues or require our mortgage business to increase marketing expenditures in an attempt to increase or maintain its volume of mortgages. Decreases in interest rates can also adversely affect our mortgage business's financial condition, the value of its mortgage servicing rights ("MSRs") portfolio, and its results of operations. Even in sustained low interest rate environments, refinancing transactions decline over time, as many clients and potential clients have already taken advantage of the low interest rates.

Changes in interest rates are also a key driver of the performance of our servicing business, particularly because our mortgage business's portfolio is composed primarily of MSRs related to high-quality loans, the values of which are highly sensitive to changes in interest rates. Historically, the value of MSRs has increased when interest rates rise as higher interest rates lead to decreased prepayment rates, and has decreased when interest rates decline as lower interest rates lead to increased prepayment rates. As a result, decreases in interest rates could have a detrimental effect on our mortgage business.

Borrowings under some of our mortgage business's finance and warehouse facilities are at variable rates of interest, which also expose us to interest rate risk. As interest rates increase, our mortgage business's debt service obligations on certain of its variable-rate indebtedness have increased even though the amount borrowed remains the same, and net income and cash flows, including cash available for servicing indebtedness, have correspondingly decreased. Our mortgage business currently has entered into, and in the future may continue to enter into, interest rate swaps that involve the exchange of floating for fixed-rate interest payments to reduce interest rate volatility. However, our mortgage business may not maintain interest rate swaps with respect to all of its variable-rate indebtedness, and any such swaps may not fully mitigate its interest rate risk, may prove disadvantageous, or may create additional risks.

In addition, our mortgage business is materially affected by the monetary policies of the U.S. government and its agencies. Our mortgage business is particularly affected by the policies of the Federal Reserve, which influence interest rates and impact the size of the loan origination market. In 2017, the Federal Reserve ended its quantitative easing program and started its balance sheet reduction plan. The Federal Reserve's balance sheet consists of U.S. Treasuries and mortgage backed securities ("MBS") issued by Fannie Mae, Freddie Mac and Ginnie Mae. To shrink its balance sheet, the Federal Reserve had slowed the pace of MBS purchases to a point at which natural runoff exceeded new purchases, resulting in a net reduction. In response to the COVID-19 pandemic, state and federal authorities took several actions to provide relief to those negatively affected by COVID-19, such as the CARES Act and the Federal Reserve's support of the financial markets. The lasting results of these policies by the Federal Reserve are unknown at this time.

Our mortgage business's MSRs are highly volatile assets with continually changing values, and these changes in value, or inaccuracies in estimates of their value, could adversely affect our mortgage business's financial condition and results of operations.

The value of our mortgage business's MSRs is based on the cash flows projected to result from the servicing of the related mortgage loans and continually fluctuates due to a number of factors. These factors include changes in interest rates; historically, the value of MSRs has increased when interest rates rise as higher interest rates lead to decreased prepayment rates, and has decreased when interest rates decline as lower interest rates lead to increased prepayment rates and refinancings. Other market conditions also affect the number of loans that are refinanced and thus no longer result in cash flows, and the number of loans that become delinquent.

Our mortgage business uses two external valuation firms to fair value its MSR assets. These valuation firms utilize market participant data and actual MSR market trades to value our MSRs for purposes of financial reporting, These models are complex and use asset-specific collateral data and market inputs for interest and discount rates. In addition, the modeling requirements of MSRs are complex because of the high number of variables that drive cash flows associated with MSRs, and because of the complexity involved with anticipating such variables over the life of the MSR. Even if the general accuracy of their valuation models is validated, valuations are highly dependent upon the reasonableness of their assumptions and the results of the models. If loan delinquencies or prepayment speeds are higher than anticipated or other factors perform worse than modeled, the recorded value of certain of their MSRs may decrease, which could adversely affect their business and financial condition.

Our mortgage business is highly dependent upon programs administered by GSEs, such as Fannie Mae and Freddie Mac, as well as Ginnie Mae, to generate revenues through mortgage loan sales to institutional investors. Any changes in existing U.S. government-sponsored mortgage programs could materially and adversely affect our mortgage business, financial condition and results of operations.

There is uncertainty regarding the future of Fannie Mae and Freddie Mac, including with respect to how long they will continue to be in existence, the extent of their roles in the market and what forms they will have. The future roles of Fannie Mae and Freddie Mac could be reduced or eliminated and the nature of their guarantees could be limited or eliminated relative to historical measurements. The elimination or modification of the traditional roles of Fannie Mae or Freddie Mac could adversely affect our mortgage business, financial condition and results of operations. Furthermore, any discontinuation of, or significant reduction in, the operation of these GSEs and Ginnie Mae, or any significant adverse change in the level of activity of these agencies in the primary or secondary mortgage markets or in the underwriting criteria of these agencies could materially and adversely affect our business, financial condition and results of operations.

We may be unable to obtain sufficient capital to meet the financing requirements of our mortgage business.

We fund substantially all of the loans which we originate through borrowings under warehouse financing and repurchase facilities. Our borrowings are in turn repaid with the proceeds we receive from selling such loans through securitizations, and to a lesser extent given our business model, whole loan sales. As we expand our operations, we will require increased financing.

There can be no assurance that such financing will be available on terms reasonably satisfactory to us or at all. An event of default, an adverse action by a regulatory authority or a general deterioration in the economy that constricts the availability of credit-similar to the market conditions experienced in recent years-may increase our cost of funds and make it difficult for us to obtain new, or retain existing, warehouse financing facilities. If we fail to maintain, renew or obtain adequate funding under these warehouse financing facilities or other financing arrangements, or there is a substantial reduction in the size of or increase in the cost of such facilities, we would have to curtail our mortgage loan production activities, which could have a material adverse effect on our business, financial condition and operating results in our mortgage business.

If the value of the collateral underlying certain of our mortgage business's loan funding facilities decreases, they could be required to satisfy a margin call, and an unanticipated margin call could have a material adverse effect on their liquidity.

Certain of our mortgage business's loan funding, early buy-out facilities, and MSR-backed facilities are subject to margin calls based on the lender's opinion of the value of the loan collateral securing such financing and certain of their hedges related to newly originated mortgages are also subject to margin calls. A margin call would require our mortgage business to repay a portion of the outstanding borrowings. A large, unanticipated margin call could have a material adverse effect on their liquidity.

In our mortgage business, we may sustain losses and/or be required to indemnify or repurchase loans we originated, or will originate, if, among other things, our loans fail to meet certain criteria or characteristics.

Securitizations guaranteed by government agencies and contracts with purchasers of our mortgage loans contain provisions that require us to indemnify or repurchase the related loans under certain circumstances. While these contractual relationships vary, they contain provisions that require us to repurchase loans if:

- our representations and warranties concerning loan quality and loan circumstances are inaccurate, including representations concerning the licensing of a mortgage broker;
- we fail to secure adequate mortgage insurance within a certain period after closing;
- a mortgage insurance provider denies coverage; or
- we fail to comply, at the individual loan level or otherwise, with regulatory requirements in the current dynamic regulatory environment.

We maintain reserves that we believe are appropriate to cover potential loan repurchase or indemnification losses, but there can be no assurance that such reserves will, in fact, be sufficient to cover future repurchase and indemnification claims. If we are required to indemnify or repurchase loans that we originate and sell that result in losses that exceed our reserve, this could adversely affect our business, financial condition and results of operations.

Furthermore, in the ordinary course of our mortgage business, we are subject to claims made against us by borrowers and private investors arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of our employees, officers and agents (including our appraisers), incomplete documentation and our failure to comply with various laws and regulations applicable to our business.

In addition, should the mortgage loans we originate sustain higher levels of delinquencies and/or defaults, we may lose the ability to originate and/or sell FHA loans, or to do so profitably and investors to whom we currently sell our mortgage loans may refuse to continue to do business with us, or may reduce the prices they are willing to purchase our mortgage loans and it may be difficult or impossible to sell any of our mortgage loans in the future. Any of the foregoing risks could adversely affect our business, financial condition and results of operations in our mortgage business.

We may be limited in the future in utilizing net operating losses incurred during prior periods to offset taxable income.

We previously incurred net operating losses. In the event that we experience an "ownership change" within the meaning of Section 382 of the Code, our ability to use those net operating losses to offset taxable income could be subject to an annual limitation. The annual limitation would be equal to a percentage of our equity value at the time the ownership change occurred. In general, such an "ownership change" would occur if the percentage of our stock owned by one or more 5% stockholders (including certain groups or persons acting in concert) were to increase by 50 percentage points during any three-year period. All stockholders that own less than 5% of our stock are treated as a single 5% stockholder. In addition, the Treasury Regulations under Section 382 of the Code contain additional rules the effect of which is to make it more likely that an ownership change could be deemed to occur. Accordingly, our ability to use prior net operating losses to offset future taxable income would be subject to a limitation if we experience an ownership change.

We may leverage certain of our assets and a decline in the fair value of such assets may adversely affect our financial condition and results of operations.

We leverage certain of our assets, including through borrowings, generally through warehouse credit facilities, secured loans, securitizations and other borrowings. A rapid decline in the fair value of our leveraged assets may adversely affect us. Lenders may require us to post additional collateral to support the borrowing. If we cannot post the additional collateral, we may have to rapidly liquidate assets, which we may be unable to do on favorable terms or at all. Even after liquidating assets, we may still be unable to post the required collateral, further harming our liquidity and subjecting us to liability to lenders for the declines in the fair values of the collateral. A reduction in credit availability may adversely affect our business, financial condition and results of operations.

Certain of our and our subsidiaries' assets are subject to credit risk, market risk, interest rate risk, credit spread risk, call and redemption risk and refinancing risk, and any one of these risks may materially and adversely affect the value of our assets, our results of operations and our financial condition.

Some of our assets, including our direct investments, are subject to credit risk, market risk, interest rate risk, credit spread risk, call and redemption risk and refinancing risk.

Credit risk is the risk that the obligor will be unable to pay scheduled principal and/or interest payments. Defaults by third parties in the payment or performance of their obligations could reduce our income and realized gains or result in the recognition of losses. The fair value of our assets may be materially and adversely affected by increases in interest rates, downgrades in our direct investments and by other factors that may result in the recognition of other-than-temporary impairments. Each of these events may cause us to reduce the fair value of our assets.

Interest rate risk is the risk that general interest rates will rise or that the risk spread used in our financings will increase. Although interest rates were at historically low levels for the last several years, the recent period of sharply rising interest rates has resulted in unrealized losses on the fair value of certain of our investments and has had an adverse impact on our business by negatively impacting our results and increasing our cost of borrowing to finance operations.

On March 5, 2021, the ICE Benchmark Administration and the United Kingdom Financial Conduct Authority confirmed that most USD LIBOR tenors will continue to be published through the second quarter of 2023. We have exposure to LIBOR–based contracts within certain of our finance receivables and loans primarily related to corporate finance loans, and mortgage loans, as well as certain investment securities, derivative contracts, and trust preferred securities, among other arrangements. The Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S.

financial institutions, has recommended the Secured Overnight Finance Rate (SOFR), as an alternative to LIBOR. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market. There can be no assurance that rates linked to SOFR, or associated changes related to the adoption of SOFR, will be as favorable to us as LIBOR and may result in an effective increase in the applicable interest rate on our current or future debt obligations. As a result, the discontinuation of LIBOR or LIBOR–based rates will present risks to our business.

Market risk is the risk that one or more markets to which the assets relate will decline in value, including the possibility that such markets will deteriorate sharply and unpredictably, which will likely impair the market value of the related instruments.

Credit spread risk is the risk that the market value of fixed income investments will change in response to changes in perceived or actual credit risk beyond changes that would be attributable to changes, if any, in interest rates.

Call and redemption risk is the risk that fixed income investments will be called or redeemed prior to maturity at a time when yields on other debt instruments in which the call or redemption proceeds could be invested are lower than the yield on the called or redeemed investments.

Refinancing risk is the risk that we will be unable to refinance some or all of our indebtedness or that any refinancing will not be on terms as favorable as those of our existing indebtedness, which could increase our funding costs, limit our ability to borrow, or result in a sale of the leveraged asset on disadvantageous terms.

Any one of the risks described above may materially and adversely affect the value of our assets, our results of operations and our financial condition.

Our risk mitigation or hedging strategies could result in our experiencing significant losses that may materially adversely affect us.

We may pursue risk mitigation and hedging strategies to seek to reduce our exposure to losses from adverse credit events, interest rate changes, market risk and other risks. These strategies may include short Treasury positions, interest rate swaps, foreign exchange derivatives, credit derivatives, freight forward agreements, fuel oil swaps and other derivative hedging instruments. Since we account for derivatives at fair market value, changes in fair market value are reflected in net income other than derivative hedging instruments which are reflected in accumulated other comprehensive income in stockholders' equity. Some of these strategies could result in our experiencing significant losses that may materially adversely affect our business, financial condition and results of operations.

The values we record for certain investments and liabilities are based on estimates of fair value made by our management, which may cause our operating results to fluctuate and may not be indicative of the value we can realize on a sale.

Some of our investments and liabilities are not actively traded and the fair value of such investments and liabilities are not readily determinable. Each of these carrying values is based on an estimate of fair value by our management. Management reports the estimated fair value of these investments and liabilities quarterly, which may cause our quarterly operating results to fluctuate. Therefore, our past quarterly results may not be indicative of our performance in future quarters. In addition, because such valuations are inherently uncertain, in some cases based on internal models and unobservable inputs, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these investments and liabilities existed. As such, we may be unable to realize the carrying value upon a sale of these investments or liabilities.

The accounting rules applicable to certain of our transactions are highly complex and require the application of significant judgment and assumptions by our management. In addition, changes in accounting interpretations or assumptions could impact our financial statements.

Accounting rules for consolidations, income taxes, business acquisitions, transfers of financial assets and other aspects of our operations are highly complex and require the application of judgment and assumptions by our management. In addition, changes in accounting rules, interpretations or assumptions could materially impact the presentation, disclosure and usability of our financial statements. For more information see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates".

Changes in accounting practices and future pronouncements may materially affect our reported financial results.

Developments in accounting practices may require us to incur considerable additional expenses to comply with new rules, particularly if we are required to prepare information relating to prior periods for comparative purposes or to otherwise apply the new requirements retroactively. The impact of changes in current accounting practices and future pronouncements cannot be predicted but may affect the calculation of net income, stockholders' equity and other relevant financial statement line items.

Our insurance subsidiaries are required are required to comply with Statutory Accounting Principles ("SAP"). SAP and various components of SAP are subject to constant review by the NAIC and its task forces and committees, as well as state insurance departments, in an effort to address emerging issues and otherwise improve financial reporting. Various proposals are pending before committees and task forces of the NAIC, some of which, if enacted, could have negative effects on insurance industry participants. The NAIC continuously examines existing laws and regulations. Whether or in what form such reforms will be enacted and, if so, whether the enacted reforms will positively or negatively affect us is unknown.

Catastrophic events could significantly impact the Company's businesses.

Unforeseen or catastrophic events, such as severe weather, natural disasters, pandemic (e.g. the COVID 19 pandemic) cybersecurity attacks, acts of war or terrorism and other adverse external events could have a significant impact on the Company's ability to conduct business. Although the Company and its subsidiaries have established disaster recovery plans, there is no guarantee that such plans will allow the Company and its subsidiaries to operate without disruption if such an event was to occur and the occurrence of any such event could have a material adverse effect on the Company's business, which, in turn, could have a material adverse effect on the Company's financial condition and results of operations.

Acts of war may disrupt international trade, create market volatility in debt, equity and commodities markets and result in import bans, export control regulations, increased costs, and sanctions by governmental authorities. These effects, individually or in the aggregate, could materially adversely impact our businesses, operations, financial condition, operating results, liquidity and cash flows and such adverse impacts may be material to our results of operations and liquidity position.

Whether or to what extent damage that may be caused by natural events, such as wildfires, severe tropical storms and hurricanes, will affect our insurance subsidiaries' ability to write new insurance policies and reinsurance contracts is unknown, but, to the extent our insurance subsidiaries' policies are concentrated in the specific geographic areas in which these events occur, any increase in frequency and severity of such events and the total amount of our loss exposure in the impacted areas of such events may adversely affect their business, financial condition and results of operations. In addition, although our insurance subsidiaries have historically had limited exposure to catastrophic risk, claims from catastrophe events could reduce their earnings and cause substantial volatility in their business, financial condition and results of operations for any period. Assessing the risk of loss and damage associated with natural and catastrophic events remains a challenge and might adversely affect their business, results of operations, financial condition and cash flows.

U.S. insurers are required by state and federal law to offer coverage for acts of terrorism in certain commercial lines. The Terrorism Risk Insurance Act, as extended by the Terrorism Risk Insurance Program Reauthorization Act of 2015 ("TRIPRA") requires commercial property and casualty ("P&C") insurance companies to offer coverage for acts of terrorism, whether foreign or domestic, and established a federal assistance program through the end of 2020 to help cover claims related to future terrorism-related losses. The likelihood and impact of any terrorist act is unpredictable, and the ultimate impact on our insurance subsidiaries would depend upon the nature, extent, location and timing of such an act. Although our insurance subsidiaries reinsure a portion of the terrorism risk they retain under TRIPRA, such terrorism reinsurance does not provide full coverage for an act stemming from nuclear, biological or chemical terrorism. To the extent an act of terrorism, whether a domestic or foreign act, is certified by the Secretary of Treasury, our insurance subsidiaries may be covered under TRIPRA of their losses for certain P&C lines of insurance. However, any such coverage would be subject to a mandatory deductible based on 20% of earned premium for the prior year for the covered 2020 of commercial P&C insurance.

Risks Related to our Structure

Because we are a holding company, our ability to meet our obligations and pay dividends to stockholders will depend on distributions from our subsidiaries that may be subject to restrictions and income from assets.

We are a holding company and do not have any significant operations of our own, other than our principal investments. Our ability to meet our obligations will depend on distributions from our subsidiaries and income from assets. The amount of dividends and other distributions that our subsidiaries may distribute to us may be subject to restrictions imposed by state law, restrictions that may be imposed by state regulators and restrictions imposed by the terms of any current or future indebtedness that these subsidiaries may incur. Such restrictions would also affect our ability to pay dividends to stockholders, if and when we choose to do so.

Our insurance business's Junior Subordinated Notes due 2057 and $200 million revolving credit facility restrict dividends to us based on the leverage ratio of our insurance business and its subsidiaries. Additionally, our regulated insurance company subsidiaries are required to satisfy minimum capital and surplus requirements according to the laws and regulations of the states in which they operate, which regulate the amount of dividends and distributions we receive from them. In general, dividends in excess of prescribed limits are deemed "extraordinary" and require insurance regulatory approval. Ordinary dividends, for which no regulatory approval is generally required, are limited to amounts determined by a formula, which varies by state. Some states have an additional stipulation that dividends may only be paid out of earned surplus. States also regulate transactions between our insurance company subsidiaries and us or our other subsidiaries, such as those relating to compensation for shared services, and in some instances, require prior approval of such transactions within the holding company structure. If insurance regulators determine that payment of an ordinary dividend or any other payments by our insurance company subsidiaries to us or our other subsidiaries (such as payments for employee or other services) would be adverse to policyholders or creditors, the regulators may block or otherwise restrict such payments that would otherwise be permitted without prior approval. In addition, there could be future regulatory actions restricting the ability of our insurance company subsidiaries to pay dividends or share services. The primary factor in determining the amount of capital available for potential dividends is the level of capital needed to maintain desired financial strength ratings from rating agencies for our insurance company subsidiaries. Given recent economic events that have affected the insurance industry, both regulators and rating agencies could become more conservative in their methodology and criteria, including increasing capital requirements for our insurance company subsidiaries which, in turn, could negatively affect our capital resources.

Some provisions of our charter may delay, deter or prevent takeovers and business combinations that stockholders consider in their best interests.

Our charter restricts any person that owns 9.8% or more of our capital stock, other than stockholders approved by applicable state insurance regulators, from voting in excess of 9.8% of our voting securities. This provision is intended to satisfy the requirements of applicable state regulators in connection with insurance laws and regulations that prohibit any person from acquiring control of a regulated insurance company without the prior approval of the insurance regulators. In addition, our charter provides for the classification of our board of directors into three classes, one of which is to be elected each year. Our charter also generally only permits stockholders to act without a meeting by unanimous consent. These provisions may delay, deter or prevent takeovers and business combinations that stockholders consider in their best interests.

Maryland takeover statutes may prevent a change of our control, which could depress our stock price.

Maryland law provides that "control shares" of a corporation acquired in a "control share acquisition" will have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter under the Maryland Control Share Acquisition Act. "Control shares" means voting shares of stock that, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: one-tenth or more but less than one-third; one-third or more but less than a majority; or a majority or more of all voting power. A "control share acquisition" means the acquisition of issued and outstanding control shares, subject to certain exceptions.

Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which such stockholder became an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities.

Our bylaws contain a provision exempting from the control share statute any and all acquisitions by any person of our shares of stock. Our board of directors has also adopted a resolution which provides that any business combination between us and any other person is exempted from the provisions of the business combination statute, provided that the business combination is first approved by the board of directors. However, our board of directors may amend or eliminate this provision in our bylaws regarding the control share statute or amend or repeal this resolution regarding the business combination statute. If our board takes such action in the future, the control share and business combination statutes may prevent or discourage others from trying to acquire control of us and increase the difficulty of consummating any offer, including potential acquisitions that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Our holding company structure with multiple lines of business, may adversely impact the market price of our common stock and our ability to raise equity and debt capital.

Tiptree holds and manages multiple lines of business. Analysts, investors and lenders may have difficulty analyzing and valuing a company with multiple lines of business, which could adversely impact the market price of our common stock and our ability to raise equity and debt capital at a holding company level. Moreover, our management is required to make decisions regarding the allocation of capital among the different lines of business, and such decisions could materially and adversely affect our business or one or more of our lines of business.

Risks Related to Regulatory and Legal Matters

Maintenance of our 1940 Act exemption imposes limits on our operations.

We conduct our operations so that we are not required to register as an investment company under the 1940 Act. Therefore, we must limit the types and nature of businesses in which we engage and assets that we acquire. We monitor our compliance with the 1940 Act on an ongoing basis and may be compelled to take or refrain from taking actions, to acquire additional income or loss generating assets or to forgo opportunities that might otherwise be beneficial or advisable, including, but not limited to selling assets that are considered to be investment securities or forgoing the sale of assets that are not investment securities, in order to ensure that we (or a subsidiary) may continue to rely on the applicable exceptions or exemptions. These limitations on our freedom of action could have a material adverse effect on our financial condition and results of operations.

If we fail to maintain an exemption, exception or other exclusion from registration as an investment company, we could, among other things, be required to substantially change the manner in which we conduct our operations either to avoid being required to register as an investment company or to register as an investment company. If we were required to register as an investment company under the 1940 Act, we would become subject to substantial regulation with respect to, among other things, our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the 1940 Act), portfolio composition, including restrictions with respect to diversification and industry concentration, and our financial condition and results of operations may be adversely affected. If we did not register despite being required to do so, criminal and civil actions could be brought against us, our contracts would be unenforceable unless a court were to require enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

A change in law, regulation or regulatory enforcement applicable to insurance products could adversely affect our financial condition and results of operations.

A change in state or U.S. federal tax laws could materially affect our insurance businesses. For example, tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "TCJA"), which was signed into law on December 22, 2017, fundamentally overhauled the U.S. tax system by, among other significant changes, reducing the U.S. corporate income tax rate to 21%. In the context of the taxation of U.S. P&C insurance companies such as our insurance companies, the TCJA also modified the loss reserve discounting rules and the proration rules that apply to reduce reserve deductions to reflect the lower corporate income tax rate, which could have an adverse impact on our insurance subsidiaries. It is possible that other legislation could be introduced and enacted by the current Congress or future Congresses that could have an adverse impact on our insurance subsidiaries. Additional regulations or pronouncements interpreting or clarifying provisions of the TCJA have been and will continue to be issued, and such regulations or pronouncements may be different from our insurance subsidiaries' interpretation and thus adversely affect their results. If, when or in what form such regulations or pronouncements may be provided or finalized, whether such guidance will have a retroactive effect or such regulations' or pronouncements' potential impact on our insurance subsidiaries is unknown.

Currently, our insurance business does not collect sales or other related taxes on its services. Whether sales of our insurance business's services are subject to state sales and use taxes is uncertain, due in part to the nature of its services and the relationships through which its services are offered, as well as changing state laws and interpretations of those laws. One or more states may seek to impose sales or use tax or other tax collection obligations on our insurance business, whether based on sales by our insurance business or its resellers or clients, including for past sales. A successful assertion that our insurance business should be collecting sales or other related taxes on its services could result in substantial tax liabilities for past sales, discourage customers from purchasing its services, discourage clients from offering or billing for its services, or otherwise cause material harm to its business, financial condition and results of operations.

With regard to our insurance business's payment protection products and financing of VSCs, there are federal and state laws and regulations that govern the disclosures related to the sales of those products. Our insurance business's ability to offer and administer these products on behalf of their distribution partners is dependent upon their continued ability to sell such products. To the extent that federal or state laws or regulations change to restrict or prohibit the sale of these products, our insurance business's revenues would be adversely affected. For example, the CFPB's enforcement actions have resulted in large refunds and civil penalties against financial institutions in connection with their marketing of payment protection and other products. Due to such regulatory actions, some lenders may reduce their sales and marketing of payment protection and other ancillary products, which may adversely affect our insurance business's revenues. The full impact of the CFPB's oversight is unpredictable and continues to evolve. With respect to the P&C insurance policies our insurance business underwrites, federal legislative proposals regarding national catastrophe insurance, if adopted, could reduce the business need for some of the related products that our insurance business provides.

Increasing regulatory focus on privacy issues and expanding laws could affect our various subsidiaries' business model and expose them to increased liability.

Some of our subsidiaries collect, use, store, transmit, retrieve, retain and otherwise process confidential and personally identifiable information in their information systems in and across multiple jurisdictions, and they are subject to a variety of confidentiality obligations and privacy, data protection and information security laws, regulations, orders and industry standards in the jurisdictions in which they do business. The regulatory environment surrounding information security, data privacy and cybersecurity is evolving and increasingly demanding. A number of our subsidiaries are subject to numerous U.S. federal and state laws and non-U.S. regulations governing the protection of personally identifiable and confidential information of their customers and employees. On October 24, 2017, the NAIC adopted an Insurance Data Security Model Law, which requires licensed insurance entities to comply with detailed information security requirements. The NAIC model law has been adopted by certain states and is under consideration by others. It is not yet known whether or not, and to what extent, states legislatures or insurance regulators where our insurance subsidiaries operate will enact the Insurance Data Security Model Law in whole or in part, or in a modified form. Such enactments, especially if inconsistent between states or with existing laws and regulations, could raise compliance costs or increase the risk of noncompliance, and noncompliance could subject our insurance subsidiaries to regulatory enforcement actions and penalties, as well as reputational harm. Any such events could potentially have an adverse impact on our insurance subsidiaries' business, results of operations, financial condition and cash flows.

Our insurance and mortgage subsidiaries are subject to the privacy regulations of the Gramm-Leach-Bliley Act of 1999 (the "Gramm-Leach-Bliley Act"), along with its implementing regulations, which restricts certain collection, processing, storage, use and disclosure of personal information, requires notice to individuals of privacy practices, provides individuals with certain rights to prevent the use and disclosure of certain nonpublic or otherwise legally protected information and imposes requirements for the safeguarding and proper destruction of personal information through the issuance of data security standards or guidelines. In addition, on March 1, 2017, new cybersecurity rules took effect for financial institutions, insurers and certain other companies, like our insurance and mortgage subsidiaries, supervised by the NY Department of Financial Services (the "NY DFS Cybersecurity Regulation"). The NY DFS Cybersecurity Regulation imposes significant new regulatory burdens intended to protect the confidentiality, integrity and availability of information systems. Our insurance and mortgage subsidiaries also have contractual obligations to protect confidential and personally identifiable information we obtain from third parties. These obligations generally require them, in accordance with applicable laws, to protect such information to the same extent that they protect their own such information.

Many states in which our insurance and mortgage subsidiaries operate have laws that protect the privacy and security of sensitive and personal information. Certain current or proposed state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, certain of our insurance and mortgage businesses are subject to the California Consumer Privacy Act of 2018 ("CCPA"), which among other things, requires companies covered by the legislation to provide new disclosures to California consumers and afford such consumers new rights of access and deletion of personal information. Additionally, when it becomes effective on January 1, 2023, our insurance subsidiaries will be subject to the California Privacy Rights Act ("CPRA"), which will significantly expand consumers' rights under the CCPA. Internationally, many jurisdictions have established their own data security and privacy legal framework with which our insurance subsidiaries operating in such jurisdictions, or their customers, may need to comply, including, but not limited to, the European Union, or EU. The EU has adopted the General Data Protection Regulation, or the GDPR, which contains numerous requirements, robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies.

Because the interpretation and application of many privacy and data protection laws along with contractually imposed industry standards are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our insurance subsidiaries' existing data management practices or the features of their services and platform capabilities. Any failure or perceived failure by our insurance subsidiaries, or any third parties with which they do business, to comply with their posted privacy policies, changing consumer expectations, evolving laws, rules and regulations, industry standards, or contractual obligations to which they or such third parties are or may become subject, may result in actions or other claims against our insurance subsidiaries by governmental entities or private actors, the expenditure of substantial costs, time and other resources or the incurrence of significant fines, penalties or other liabilities. In addition, any such action, particularly to the extent our insurance subsidiaries were found to be guilty of violations or otherwise liable for damages, would damage their reputation and adversely affect their business, financial condition and results of operations.

Compliance with existing and new regulations affecting our business in regulated industries may increase costs and limit our ability to pursue business opportunities.

We are subject to extensive laws and regulations administered and enforced by a number of different federal and state governmental authorities in the industries in which we operate. Regulation of such industries may increase. In the past, there has been significant legislation affecting financial services and insurance, including the Dodd-Frank Act. In addition, we are subject to regulations governing the protection of personal confidential information and data security including the Gramm-Leach-Bliley Act, the GDPR, the NY DFS Cybersecurity Regulation and the CCPA. Accordingly, the impact that any new laws and regulations will have on us is unknown. The costs to comply with these laws and regulations may be substantial and could have a significant negative impact on us and limit our ability to pursue business opportunities. We can give no assurances that with changes to laws and regulations, our businesses can continue to be conducted in each jurisdiction in the manner as we have in the past.

Our insurance subsidiaries are subject to regulation by state and, in some cases, foreign insurance authorities with respect to statutory capital, reserve and other requirements, including statutory capital and reserve requirements established by applicable insurance regulators based on RBC and Solvency II formulas. In any particular year, these requirements may increase or decrease depending on a variety of factors, most of which are outside our insurance subsidiaries' control, such as the amount of statutory income or losses generated, changes in equity market levels, the value of fixed-income and equity securities in our investment portfolio, changes in interest rates and foreign currency exchange rates, as well as changes to the RBC formulas used by insurance regulators. The laws of the various states in which our insurance businesses operate establish insurance departments and other regulatory agencies with broad powers to preclude or temporarily suspend our insurance subsidiaries from carrying on some or all of their activities or otherwise fine or penalize them in any jurisdiction in which they operate. Such regulation or compliance could reduce our insurance business's profitability or limit their growth by increasing the costs of compliance, limiting or restricting the products or services they sell, or the methods by which they sell their services and products, or subjecting their business to the possibility of regulatory actions or proceedings. Additionally, increases in the amount of additional statutory reserves that our insurance subsidiaries are required to hold could have a material adverse effect on their business, results of operations, financial condition and cash flows.

While the CFPB does not have direct jurisdiction over insurance products, it is possible that regulatory actions taken by the CFPB may affect the sales practices related to these products and thereby potentially affect our insurance business or the clients that it serves. In 2017, the CFPB issued rules under its unfair, deceptive and abusive acts and practices rulemaking authority relating to consumer installment loans, among other things. Such CFPB rules regarding consumer installment loans could adversely impact our insurance business's volume of insurance products and services and cost structure. Due to such regulatory actions, some lenders may reduce their sales and marketing of payment protection and other ancillary products, which may adversely affect our insurance business's revenues.

Due to the highly regulated nature of the residential mortgage industry, our mortgage subsidiaries are required to comply with a wide array of federal, state and local laws and regulations that regulate licensing, allowable fees and loan terms, permissible servicing and debt collection practices, limitations on forced-placed insurance, special consumer protections in connection with default and foreclosure, and protection of confidential, nonpublic consumer information. These laws and regulations are constantly changing and the volume of new or modified laws and regulations has increased in recent years as states and local cities and counties continue to enact laws that either restrict or impose additional obligations in connection with certain loan origination, acquisition and servicing activities in those cities and counties. These laws and regulations are complex and vary greatly among different states and localities, and in some cases, these laws are in conflict with each other or with U.S. federal law. A failure by us or our servicers to comply with applicable laws or regulations could subject our mortgage business and/or our mortgage servicers to lawsuits or governmental actions, which could result in the loss or suspension of our licenses in the applicable jurisdictions where such violations occur and/or monetary fines or changes in our mortgage operations. If we were to determine to change servicers, there is no assurance that we could find servicers that satisfy our requirements or with whom we could enter into agreements on satisfactory terms. Any of these outcomes could materially and adversely affect our mortgage business.

The CFPB continues to be active in its monitoring of the loan origination and servicing sectors, and its recently issued rules increase our regulatory compliance burden and associated costs.

Our mortgage business is subject to the regulatory, supervisory and examination authority of the CFPB, which has oversight of federal and state non-depository lending and servicing institutions, including residential mortgage originators and loan servicers. The CFPB has rulemaking authority with respect to many of the federal consumer protection laws applicable to mortgage lenders and servicers, including the Truth in Lending Act, the Real Estate Settlement Procedures Act and the Fair Debt Collections

Practices Act. The CFPB has issued a number of regulations under the Dodd-Frank Act relating to loan origination and servicing activities, including ability to repay and "Qualified Mortgage" standards and other origination standards and practices.

The CFPB's examinations have increased, and will likely continue to increase, our mortgage business's administrative and compliance costs. They could also greatly influence the availability and cost of residential mortgage credit and increase servicing costs and risks. These increased costs of compliance, the effect of these rules on the lending industry and loan servicing, and any failure in our mortgage business's ability to comply with the new rules by their effective dates, could be detrimental to their business. The CFPB also issued guidelines on sending examiners to banks and other institutions that service and/or originate mortgages to assess whether consumers' interests are protected.

The CFPB also has broad enforcement powers, and can order, among other things, rescission or reformation of contracts, the refund of moneys or the return of real property, restitution, disgorgement or compensation for unjust enrichment, the payment of damages or other monetary relief, public notifications regarding violations, limits on activities or functions, remediation of practices, external compliance monitoring and civil money penalties. The CFPB has been active in investigations and enforcement actions and, when necessary, has issued civil money penalties to parties the CFPB determines has violated the laws and regulations it enforces. Our mortgage business's failure to comply with the federal consumer protection laws, rules and regulations to which they are subject, whether actual or alleged, could expose them to enforcement actions or potential litigation liabilities.

Our insurance subsidiaries could be adversely affected if their controls to ensure compliance with guidelines, policies and legal and regulatory standards are not effective.

Our insurance business is highly dependent on the ability of our insurance subsidiaries to engage on a daily basis in a large number of insurance underwriting, claim processing and investment activities, many of which are highly complex. These activities often are subject to internal guidelines and policies, as well as legal and regulatory standards, including those related to privacy, anti-corruption, anti-bribery and global finance and insurance matters. The continued expansion into new products and geographic markets has brought about additional requirements. A control system, no matter how well designed and operated, can provide only reasonable assurance that the control system's objectives will be met. If our insurance subsidiaries' controls are not effective, it could lead to financial loss, unanticipated risk exposure (including underwriting, credit and investment risk) or damage to their reputation.

Our businesses are subject to risks related to litigation and regulatory actions.

Over the last several years, businesses in many areas of the financial services industry have been subject to increasing amounts of regulatory scrutiny. In addition, there has been an increase in litigation involving firms in the financial services industry and public companies generally, some of which have involved new types of legal claims, particularly in the insurance industry. We may be materially and adversely affected by judgments, settlements, fines, penalties, unanticipated costs or other effects of legal and administrative proceedings now pending or that may be instituted in the future, including from investigations by regulatory bodies or administrative agencies. An adverse outcome of any investigation by, or other inquiries from, any such bodies or agencies also could result in non-monetary penalties or sanctions, loss of licenses or approvals, changes in personnel, increased review and scrutiny of us by our clients, counterparties, regulatory authorities, potential litigants, the media and others, any of which could have a material adverse effect on us.

We are involved in various litigation matters from time to time. For example, we are a defendant in *Mullins v. Southern Financial Life Insurance Co.*, a class action lawsuit alleging violations of the Consumer Protection Act and certain insurance statutes, as well as common law fraud. This and other such matters can be time-consuming, divert management's attention and resources and cause us to incur significant expenses. Our insurance and indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. If we are unsuccessful in our defense in these litigation matters, or any other legal proceeding, we may be forced to pay damages or fines, enter into consent decrees or change our business practices, any of which could have a material adverse effect our business, results of operations, financial condition or cash flows.

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the EU and other jurisdictions.

Our international operations and activities expose us to risks associated with trade and economic sanctions, prohibitions or other restrictions imposed by the United States or other governments or organizations, including the United Nations, the EU and its member countries. Under economic and trade sanctions laws, governments may seek to impose modifications to, prohibitions/restrictions on business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines and other penalties.

We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and anti-corruption laws in other applicable jurisdictions.

We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws and regulations in various jurisdictions in which we conduct business, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010. We operate in countries known to present heightened risks for corruption and our dry bulk shipping and product tankers and related operations requires us to interact with government officials, including port officials, harbor masters, maritime regulators, customs officials and pilots.

Non-compliance with anti-corruption, anti-bribery or anti-money laundering laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation.

Assessments and premium surcharges for state guaranty funds, secondary-injury funds, residual market programs and other mandatory pooling arrangements may reduce our insurance subsidiaries' profitability.

Most states require insurance companies licensed to do business in their state to participate in guaranty funds, which require the insurance companies to bear a portion of the unfunded obligations of impaired, insolvent or failed insurance companies. These obligations are funded by assessments, which are expected to continue in the future. State guaranty associations levy assessments, up to prescribed limits, on all member insurance companies in the state based on their proportionate share of premiums written in the lines of business in which the impaired, insolvent or failed insurance companies are engaged. Accordingly, the assessments levied on our insurance subsidiaries may increase as they increase their written premiums. These funds are supported by either assessments or premium surcharges based on incurred losses.

In addition, as a condition to conducting business in some states, insurance companies are required to participate in residual market programs to provide insurance to those who cannot procure coverage from an insurance carrier on a negotiated basis. Insurance companies generally can fulfill their residual market obligations by, among other things, participating in a reinsurance pool where the results of all policies provided through the pool are shared by the participating insurance companies. Although our insurance subsidiaries price their insurance to account for their potential obligations under these pooling arrangements, they may not be able to accurately estimate their liability for these obligations. Accordingly, mandatory pooling arrangements may cause a decrease in their profits. Further, the impairment, insolvency or failure of other insurance companies in these pooling arrangements would likely increase the liability for other members in the pool. The effect of assessments and premium surcharges or increases in such assessments or surcharges could reduce our insurance subsidiaries' profitability in any given period or limit the ability to grow their business.

Operation of dry bulk vessels and product tankers is subject to complex laws and regulations, including environmental laws and regulations that, if any of our vessel owner subsidiaries are found guilty of violation, can result in substantial fines and costs to the Company.

The shipping business and vessel ownership are subject to government regulation in the form of international conventions, national, state and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. The principal international convention governing marine pollution prevention and response is the International Convention for the Prevention of Pollution from Ships ("MARPOL"). MARPOL regulates, among other things, the management and discharge of oil and garbage, as well as air emissions from vessels with a view of reducing pollution to the marine environment. One of MARPOL's key requirements is that transfers and discharges of oily water must be recorded in an Oil Record Book. Similar requirements exist for garbage records and recording changeovers between high and low sulfur fuel due to the impact on air emissions. The Act to Prevent Pollution from Ships, 33 U.S.C. § 1901, et seq. ("APPS"), implements MARPOL in the United States. The U.S. Coast Guard ("USCG") is the responsible regulatory and enforcement agency and has promulgated regulations implementing APPS at 33 C.F.R. Part 151. Civil and administrative violations of APPS and the implementing USCG regulations may be enforced by the USCG, whereas criminal violations are enforced by the U.S. Department of Justice.

Item 1B. Unresolved Staff Comments
None.

Item 2. Properties

Our principal executive office is located at 660 Steamboat Road, 2nd Floor, Greenwich, Connecticut 06830. We and our subsidiaries lease properties throughout the United States and Europe, all of which are used as administrative offices. We believe that the terms of the leases at each of our subsidiaries are sufficient to meet our present needs and we do not anticipate any difficulty in securing additional space, as needed, on acceptable terms.

Item 3. Legal Proceedings

Our legal proceedings are discussed under the heading "Litigation" in Note (21) — Commitments and Contingencies in the Notes to the consolidated financial statements in this report.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information
Tiptree's common stock is traded on the Nasdaq Capital Market under the ticker symbol "TIPT".

Holders
As of December 31, 2022, there were 48 common stockholders of record. This number does not include beneficial owners whose shares are held by nominees in street name.

Issuer Purchases of Equity Securities
Share repurchase activity for the three months ended December 31, 2022 was as follows:

Period	Purchaser	Total Number of Shares Purchased[1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value ($ in thousands) of Shares That May Yet Be Purchased Under the Program[1]
October 1, 2022 to October 31, 2022	Tiptree Inc.	6,878 $	10.58	6,878	
November 1, 2022 to November 30, 2022	Tiptree Inc.	— $	—	—	
December 1, 2022 to December 31, 2022	Tiptree Inc.	— $	—	—	
	Total	6,878 $	10.58	6,878 $	11,945

(1) On November 2, 2020, the Board of Directors of Tiptree authorized Tiptree's Executive Committee to repurchase up to $20 million of its outstanding common stock in the aggregate from time to time (the "Program"). The Program does not obligate the Company to acquire a minimum amount of shares. Under the Program, shares may be repurchased in privately negotiated and/or open market transactions, including under plans complying with Rule 10b5-1 under the Exchange Act.

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Management's Discussion and Analysis of Financial Condition and Results of Operations is presented in this section as follows:

- Overview
- Results of Operations
- Non-GAAP Measures and Reconciliations
- Liquidity and Capital Resources
- Critical Accounting Policies and Estimates

OVERVIEW

Tiptree allocates capital to select small and middle market companies with the mission of building long-term value. Established in 2007, we have a significant track record investing in the insurance sector and across a variety of other industries, including mortgage origination, specialty finance and shipping. Our largest operating subsidiary, Fortegra, is a leading provider of specialty insurance products and related services. We also generate earnings from a diverse group of select investments that we refer to as Tiptree Capital, which includes our Mortgage segment and other, non-insurance businesses and assets. We evaluate performance primarily by the comparison of stockholders' long-term total return on capital, as measured by growth in stock price plus dividends paid, in addition to Adjusted Net Income and Adjusted EBITDA.

Our 2022 highlights include:

Overall:
- Tiptree reported a net loss of $8.3 million for the year ended December 31, 2022, compared to net income of $38.1 million in the prior year, driven primarily by the gain on sale of five vessels and improved performance in our insurance business more than offset by realized and unrealized losses on the insurance investment portfolio and the deferred tax liability associated with the WP Transaction.
- Adjusted net income of $63.4 million decreased 0.7% from $63.9 million in 2021, driven by improvement in insurance and shipping operations more than offset by declines in mortgage volumes and margins. Adjusted return on average equity was 13.6%, as compared to 16.5% in 2021.
- Total proceeds from vessel sales in 2022 were $116.7 million, or a net gain of $34.8 million, including the sale of two product tankers in the fourth quarter for an aggregate of $49.0 million, representing an approximate 44% gain as compared to the September 30, 2022 book value.
- In June 2022, Tiptree closed the previously announced $200 million investment in Fortegra, by Warburg. The investment gives Warburg an approximate 24% ownership in Fortegra on an as converted basis.
- As a result of the WP Transaction, Tiptree recognized a $63.2 million pre-tax gain in stockholders' equity in the year ended December 31, 2022, which was partially offset by increased deferred tax liabilities resulting from the tax deconsolidation as Tiptree's ownership of Fortegra was reduced to below 80%. The change in deferred tax liabilities was $44.8 million, with $11.7 million impacting stockholders' equity directly (including AOCI) and $33.1 million impacting net income for the year ended December 31, 2022.

Insurance:
- Gross written premiums and premium equivalents were $2.7 billion for the year ended December 31, 2022, as compared to $2.2 billion for the year ended December 31, 2021, up 22.2% as a result of growth in specialty insurance lines and fee-based service contract offerings.
- Total revenues increased 26.9% to $1,248.8 million, from $984.1 million in 2021, driven by increases in earned premiums, net and service and administrative fees.
- The combined ratio remained consistent at 90.7%.
- Income before taxes of $68.2 million decreased by $1.7 million as compared to $69.9 million in 2021. Return on average equity was 14.6% in 2022 as compared to 17.1% in 2021. The decreases resulted from increased investment losses in 2022 compared to 2021, partially offset by growth in underwriting and fee revenues.
- Adjusted net income increased 25.5% to $83.8 million, as compared to $66.8 million in 2021. Adjusted return on average equity was 26.1%, as compared to 22.2% in 2021.
- In April 2022, Fortegra acquired ITC, a provider of regulatory and compliance services to the retail automotive sector in the United Kingdom, for net cash consideration of approximately $15.0 million, plus an earn-out.
- In February 2023, Fortegra acquired Premia Solutions Limited, one of the largest providers of automotive protection products in the United Kingdom, for net cash consideration of approximately $20.8 million.

Tiptree Capital:

- Maritime transportation income before taxes was $49.8 million in 2022, as compared to $11.6 million in 2021, driven by a rise in dry bulk and tanker charter rates and the gain on sale of three dry bulk vessels and two product tankers.
- Mortgage income before taxes was $0.9 million in 2022, as compared to $28.4 million in 2021, with the decrease driven by declines in origination volumes and gain on sale margins, partially offset by higher servicing fees and positive fair value adjustments on the mortgage servicing portfolio.

Key Trends:

Our results of operations are affected by a variety of factors including, but not limited to, general economic conditions and GDP growth, market liquidity and volatility, consumer confidence, U.S. demographics, employment and wage growth, business confidence and investment, inflation, interest rates and spreads, the impact of the regulatory environment, and the other factors set forth in Part I, Item 1A in this Annual Report on Form 10-K. Generally, our businesses are positively affected by a healthy U.S. consumer, stable to gradually rising interest rates, stable markets and business conditions, and global growth and trade flows. Conversely, rising unemployment, volatile markets, rapidly rising interest rates, inflation, changing regulatory requirements and slowing business conditions can have a material adverse effect on our results of operations or financial condition.

Fortegra generally offers products which have low severity but high frequency loss experiences and are short duration. In addition, the business has historically generated significant fee-based revenues. The types of products Fortegra offers tend to have limited aggregation risk and limited exposure to catastrophic and residual risk. Underwriting risk is mitigated through a combination of reinsurance and retrospective commission structures with agents, distribution partners and/or third-party reinsurers. To mitigate counterparty risk, Fortegra ensures its distribution partners' captive reinsurance entities are over-collateralized with highly liquid investments, primarily cash and cash equivalents. Insurance results primarily depend on pricing, underwriting, risk retention and the accuracy of reserves, reinsurance arrangements, returns on invested assets, and policy and contract renewals and run-off. Factors affecting these items, including conditions in financial markets, the global economy and the markets in which we operate, fluctuations in exchange rates, interest rates and inflation, including the current period of inflationary pressures, may have a material adverse effect on our results of operations or financial condition. While Fortegra's insurance operations have historically maintained a relatively stable combined ratio, initiatives to change the business mix along with these economic factors could generate different results than the business has historically experienced. In particular, the current period of rising inflation can have an impact on replacement costs associated with claims from our customers. To the extent we are unable to pass the higher costs of claims through higher premiums, lower underwriting margins could adversely affect our profitability. In addition, fluctuations of the U.S. dollar relative to other currencies, including the British pound and Euro, may have an impact on book value between periods, associated with the timing of the recognition of revenues and expenses related to multi-year insurance contracts.

Fortegra's investment portfolio includes fixed maturity securities, loans, credit investment funds, and equity securities. Many of those investments are held at fair value. In 2022, the U.S. fixed income markets experienced a significant rise in interest rates. Rising interest rates have and could continue to impact the value of Fortegra's fixed maturity securities, with any unrealized losses recorded in equity, and if realized, could impact our results of operations. Offsetting the impact of a rising interest rate environment, new investments in fixed rate instruments from both maturities and portfolio growth can result in higher interest income on investments over time. The weighted average duration of our fixed income available for sale securities is less than three years. In 2022, 2-year treasury yields increased significantly, which resulted in unrealized losses on Fortegra's fixed income portfolio and book value. While our asset and liability mix is relatively matched, should we need to liquidate any of these investments before maturity to pay claims, any realized losses could materially negatively impact our results of operations.

Changes in fair value for loans, credit investment funds, and equity securities in Fortegra's investment portfolio are reported as unrealized gains or losses in revenues and can be impacted by changes in interest rates, credit risk, currency risk, or market risk, including specific company or industry factors. In addition, our equity holdings are relatively concentrated. General equity market trends, along with company and industry specific factors, can impact the fair value which can result in unrealized gains and losses affecting our results.

Rising 10-year treasury yields, and the tapering of the Federal Reserve's purchases of mortgage-backed securities, has resulted in substantial increases in mortgage interest rates. Low mortgage interest rates driven by the Federal Reserve intervention in mortgage markets, and rising home prices in certain markets, provided tailwinds to the mortgage markets beginning in the second quarter of 2020 and through 2021, which benefited our mortgage operations and margins. The substantial rise in rates in 2022 resulted in a sharp reversal of those trends, with volumes and margins declining significantly. Only partially offsetting the declines in earnings in our origination business is an increase in the fair value of our mortgage servicing portfolio as rising rates slow prepayment speeds, with a resulting increase in servicing income. Continued rising or elevated mortgage rates could have a materially negative impact on our mortgage business results of operations, and is likely to be only partially mitigated by the improvement in mortgage servicing revenues. A sustained period of negative profitability in the mortgage industry could also impact the availability of funding sources for our mortgage business.

Rising interest rates can also impact the cost of floating interest rate debt obligations, while declining rates can decrease the cost of debt. Our secured revolving and term credit agreements, preferred trust securities and asset based revolving financing are all floating rate obligations. A continuation of rising rates could have a material impact on our costs of floating rate debt.

Common shares of Invesque represent a significant asset on our consolidated balance sheets, both as part of insurance investments and separately in Tiptree Capital. Our investment in Invesque, which operates in the seniors housing, skilled nursing and medical office industries, is carried on our consolidated balance sheets at fair value. The combination of the COVID-19 pandemic impacting occupancy rates and other market factors impacting operating costs has resulted in a significant decline in Invesque's stock price over the past three years. Any additional declines in the fair value of Invesque's common stock could continue to have a significant impact on our results of operations and the value of the investment.

A discussion of our performance for the year ended December 31, 2022 compared to the year ended December 31, 2021 appears below. A discussion of our performance for the year ended December 31, 2021 compared to the year ended December 31, 2020 is set forth in Part II, Item 7 of our Form 10-K for the year ended December 31, 2021 under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RESULTS OF OPERATIONS

The following is a summary of our consolidated financial results for the years ended December 31, 2022 and 2021. In addition to GAAP results, management uses the Non-GAAP measures Adjusted net income, Adjusted return on average equity, Adjusted EBITDA and book value per share as measurements of operating performance. Management believes these measures provide supplemental information useful to investors as they are frequently used by the financial community to analyze financial performance and comparison among companies. Management uses Adjusted net income and adjusted return on average equity as part of its capital allocation process and to assess comparative returns on invested capital. Adjusted EBITDA is also used in determining incentive compensation for the Company's executive officers. Adjusted net income represents income before taxes, less provision (benefit) for income taxes, and excluding the after-tax impact of various expenses that we consider to be unique and non-recurring in nature, stock-based compensation, net realized and unrealized gains (losses), and intangibles amortization associated with purchase accounting. The Company defines Adjusted EBITDA as GAAP net income of the Company plus corporate interest expense, plus income taxes, plus depreciation and amortization expense, less the effects of purchase accounting, plus non-cash fair value adjustments, plus significant non-recurring expenses, and plus unrealized gains (losses) on available for sale securities that are reported in other comprehensive income. Adjusted net income, Adjusted return on average equity and Adjusted EBITDA are not measurements of financial performance or liquidity under GAAP and should not be considered as an alternative or substitute for GAAP net income. See "Non-GAAP Reconciliations" for a reconciliation of these measures to their GAAP equivalents.

Selected Key Metrics

($ in thousands, except per share information)	For the Year Ended December 31,			
GAAP:		2022		2021
Total revenues	$	1,397,752	$	1,200,514
Net income (loss) attributable to common stockholders	$	(8,274)	$	38,132
Diluted earnings per share	$	(0.23)	$	1.09
Cash dividends paid per common share	$	0.16	$	0.16
Return on average equity		(2.1)%		11.4 %
Non-GAAP: [1]				
Adjusted net income	$	63,401	$	63,869
Adjusted return on average equity		13.6 %		16.5 %
Adjusted EBITDA	$	81,124	$	100,776
Book value per share	$	10.92	$	11.22

[1] See "—Non-GAAP Reconciliations" for a discussion of non-GAAP financial measures.

Revenues

For the year ended December 31, 2022, revenues were $1.4 billion, which increased $197.2 million, or 16.4%, compared to the prior year period. The changes were primarily driven by growth in earned premiums, net, and service and administrative fees in our insurance business, increase in charter rates and the gain on sale of five vessels in our maritime transportation operations, and increased revenues from our mortgage servicing portfolio, partially offset by lower mortgage volumes and margins and investment losses on Invesque and other investments in 2022 compared to gains in 2021.

The table below highlights net realized and unrealized gains and losses from the sale of vessels, Invesque and other investments, which impacted our consolidated results on a pre-tax basis. Many investments are carried at fair value and marked to market through unrealized gains and losses. As a result, we expect earnings related to these investments to be relatively volatile between periods. Fixed income securities are primarily marked to market through AOCI in stockholders' equity and do not impact net realized and unrealized gains and losses until they are sold.

($ in thousands)	For the Year Ended December 31,			
	2022		2021	
Net realized gains - Maritime transportation	$	34,803	$	—
Net realized and unrealized gains (losses) - Invesque	$	(19,360)	$	3,736
Net realized and unrealized gains (losses)[1]	$	(9,999)	$	8,885

[1] Excludes Invesque, Maritime transportation and Mortgage realized and unrealized gains and losses.

Net Income (Loss) Attributable to common stockholders

For the year ended December 31, 2022, net loss attributable to common stockholders was $8.3 million, a decrease of $46.4 million from net income of $38.1 million for the year ended December 31, 2021, primarily driven by net realized and unrealized losses on Invesque and other investments in 2022 compared to gains in 2021, lower mortgage origination revenues and the tax impacts of the WP Transaction, partially offset by growth in Fortegra's underwriting and fee operations, increased revenues from our mortgage servicing portfolio and improvement in dry bulk and tanker charter rates, and the gain on sale of five vessels.

Adjusted net income & Adjusted return on average equity - Non-GAAP

Adjusted net income for the year ended December 31, 2022 was $63.4 million, a decrease of $0.5 million, or 0.7%, from the year ended December 31, 2021, driven by improved performance in our insurance and shipping operations, more than offset by declines in our mortgage business. For the year ended December 31, 2022, adjusted return on average equity was 13.6%, as compared to 16.5% at December 31, 2021.

Adjusted EBITDA - Non-GAAP

Adjusted EBITDA for the year ended December 31, 2022 was $81.1 million, a decrease of $19.7 million from 2021, driven by realized and unrealized losses on Invesque and other investments in 2022 (including impacts to AOCI) compared to gains in 2021, partially offset by the WP Transaction gain and improved operating performance noted above.

Book Value per share - Non-GAAP

Total stockholders' equity was $533.6 million as of December 31, 2022 compared to $400.2 million as of December 31, 2021, with the increase driven by the WP Transaction and cash exercise of Tiptree warrants, partially offset by comprehensive loss in 2022 primarily resulting from unrealized losses on Available for Sale ("AFS") securities and negative impacts from foreign currency translation. In the year ended December 31, 2022, Tiptree returned $7.4 million to stockholders through dividends paid and shares repurchased.

Book value per share for the period ended December 31, 2022 was $10.92, a decrease from book value per share of $11.22 as of December 31, 2021 driven by the comprehensive loss per share primarily associated with unrealized losses on AFS securities, dividends paid of $0.16 per share, and issuance of shares as a result of the exercise of warrants and exchanges of vested subsidiary equity awards, partially offset by the net increase to Tiptree Inc. stockholders' equity from the WP Transaction.

Results by Segment

We classify our business into two reportable segments, Insurance and Mortgage, with the remainder of our operations aggregated into Tiptree Capital - Other. Corporate activities include holding company interest expense, corporate employee compensation and benefits, and other expenses, including, but not limited to, public company expenses.

The following tables present the components of Revenue, Income (loss) before taxes and Adjusted net income for the following periods:

($ in thousands)		For the Year Ended December 31,		
		2022		2021
Revenues:				
Insurance	$	1,248,796	$	984,130
Mortgage		70,246		111,295
Tiptree Capital - other		78,710		105,089
Corporate		—		—
Total revenues	$	1,397,752	$	1,200,514
Income (loss) before taxes:				
Insurance	$	68,150	$	69,857
Mortgage		874		28,407
Tiptree Capital - other		31,403		17,210
Corporate		(46,416)		(50,132)
Total income (loss) before taxes	$	54,011	$	65,342
Non-GAAP - Adjusted net income [(1)]:				
Insurance	$	83,832	$	66,782
Mortgage		(4,658)		17,434
Tiptree Capital - other		13,627		10,763
Corporate		(29,400)		(31,110)
Total adjusted net income	$	63,401	$	63,869

[(1)]   See "—Non-GAAP Reconciliations" for a discussion of non-GAAP financial measures.

Insurance

Our principal operating subsidiary, Fortegra, is a specialty insurance underwriter and service provider, which focuses on niche business mixes and fee-oriented services. The combination of specialty insurance underwriting, service contract products, and related service solutions delivered through a vertically integrated business model creates a blend of traditional underwriting revenues, investment income and unregulated fee revenues. The business is an agent-driven model, distributing products through independent insurance agents, consumer finance companies, online retailers, auto dealers, and regional big box retailers to deliver products that complement the consumer transaction.

The following tables present the Insurance segment results for the following periods:

Results of Operations - 2022 Compared to 2021

($ in thousands)		For the Year Ended December 31,						
		2022		**2021**		**Change**		**% Change**
Revenues:								
Earned premiums, net	$	904,765	$	685,552	$	219,213		32.0 %
Service and administrative fees		320,720		260,525		60,195		23.1 %
Ceding commissions		13,880		11,784		2,096		17.8 %
Net investment income		12,219		17,896		(5,677)		(31.7)%
Net realized and unrealized gains (losses)		(20,347)		(2,006)		(18,341)		NM%
Other revenue		17,559		10,379		7,180		69.2 %
Total revenues	$	1,248,796	$	984,130	$	264,666		26.9 %
Expenses:								
Net losses and loss adjustment expenses		361,601		253,473		108,128		42.7 %
Member benefit claims		91,004		73,539		17,465		23.7 %
Commission expense		522,686		396,683		126,003		31.8 %
Employee compensation and benefits		87,918		76,552		11,366		14.8 %
Interest expense		20,054		17,576		2,478		14.1 %
Depreciation and amortization		18,551		17,223		1,328		7.7 %
Other expenses		78,832		79,227		(395)		(0.5)%
Total expenses	$	1,180,646	$	914,273	$	266,373		29.1 %
Income (loss) before taxes [1]	$	68,150	$	69,857	$	(1,707)		(2.4)%
Key Performance Metrics:								
Gross written premiums and premium equivalents	$	2,680,771	$	2,194,024	$	486,747		22.2 %
Return on average equity		14.6 %		17.1 %				
Underwriting ratio		77.6 %		74.7 %				
Expense ratio		13.1 %		15.9 %				
Combined ratio		90.7 %		90.6 %				
Non-GAAP Financial Measures [2]:								
Adjusted net income	$	83,832	$	66,782	$	17,050		25.5 %
Adjusted return on average equity		26.1 %		22.2 %				

[1] Net income was $46,423 and $48,755 for the years ended December 31, 2022 and 2021, respectively.

[2] See "—Non-GAAP Reconciliations" for a discussion of non-GAAP financial measures.

Revenues

Earned Premiums, net represent the earned portion of our gross written premiums, less the earned portion that is ceded to third-party reinsurers under our reinsurance agreements, as well as the earned portion of our assumed premiums. Our insurance policies generally have a term of six months to seven years depending on the underlying product and premiums are earned pro rata over the term of the policy. At the end of each reporting period, premiums written but not earned are classified as unearned premiums and are earned in subsequent periods over the remaining term of the policy.

Service and Administrative Fees represent the earned portion of our gross written premiums and premium equivalents, which is generated from non-insurance products including auto and consumer goods service contracts, motor club contracts and other services offered as part of our vertically integrated product offerings. Such fees are typically positively correlated with transaction volume and are recognized as revenue when realized and earned. At the end of each reporting period, gross written premiums and premium equivalents written for service contracts not earned are classified as deferred revenue, which are earned in subsequent periods over the remaining term of the policy.

Ceding Commissions and Other Revenue consists of commissions earned on policies written on behalf of third-party insurance companies with no exposure to the insured risk and certain fees earned in conjunction with underwriting policies. Other revenue also includes interest income earned on premium finance product offerings and cash and cash equivalents.

Net Investment Income is earned on the portfolio of invested assets. Our invested assets are primarily comprised of fixed maturity securities, and may also include cash and cash equivalents and equity securities. The principal factors that influence net investment income are the size of the investment portfolio, the yield on investments and expenses of external investment managers.

Net Realized and Unrealized Gains (Losses) on investments are a function of the difference between the amount received on the sale of a security and the security's cost-basis, as well as any "other-than-temporary" impairments and allowances for credit losses which are recognized in earnings. Equity securities are carried at fair value with unrealized gains and losses also included in this line.

Revenues – 2022 compared to 2021

For the year ended December 31, 2022, total revenues increased 26.9%, to $1,248.8 million, as compared to $984.1 million for the year ended December 31, 2021. Earned premiums, net of $904.8 million increased $219.2 million, or 32.0%, driven by growth in commercial and personal lines, including E&S insurance offerings. Service and administrative fees of $320.7 million increased by 23.1%, driven by growth in auto and consumer goods service contract revenues. Ceding commissions of $13.9 million increased by $2.1 million, or 17.8%, driven by higher ceding fees as more business was ceded in our U.S. Insurance lines. Other revenues increased by $7.2 million, or 69.2%, driven by growth in our premium finance lines and interest income on cash and cash equivalents.

For the year ended December 31, 2022, net investment income of $12.2 million decreased by $5.7 million from 2021, driven by a reduction in special dividends on equity securities, increases in investment expenses on alternative investments, and a higher allocation to cash and cash equivalents which is recorded in other income. Net realized and unrealized losses were $20.3 million, compared to losses of $2.0 million in 2021, with the increase driven by realized and unrealized losses on equity securities and credit investment funds in 2022.

For the year ended December 31, 2022, 28.2% of revenues were derived from fees that are not solely dependent upon the underwriting performance of insurance products, resulting in more diversified and consistent earnings. For the year ended December 31, 2022, 78.0% of fee-based revenues were generated in non-regulated service companies, with the remainder in regulated insurance companies.

The combination of unearned premiums and deferred revenues on Fortegra's balance sheet grew to $2.0 billion, representing an increase of $347.8 million, or 21.0%, from December 31, 2021 to December 31, 2022, as a result of growth in gross written premiums and premium equivalents, primarily related to admitted and E&S insurance lines as well as auto and consumer goods service contracts.

Expenses

Underwriting and fee expenses under insurance and service contracts include losses and loss adjustment expenses, member benefit claims and commissions expense.

Net Losses and Loss Adjustment Expenses represent actual insurance claims paid, changes in unpaid claim reserves, net of amounts ceded and the costs of administering claims for insurance lines. Incurred claims are impacted by loss frequency, which is a measure of the number of claims per unit of insured exposure, and loss severity, which is based on the average size of claims. Factors affecting loss frequency and loss severity include the volume of underwritten contracts, changes in claims reporting patterns, claims settlement patterns, judicial decisions, economic conditions, morbidity patterns and the attitudes of claimants towards settlements, and original pricing of the product for purposes of the loss ratio in relation to loss emergence over time. Losses and loss adjustment expenses are based on an actuarial analysis of the estimated losses, including losses incurred during the period and changes in estimates from prior periods.

Member Benefit Claims represent the costs of services and replacement devices incurred in auto, consumer goods and roadside service contracts. Member benefit claims represent claims paid on behalf of contract holders directly to third-party providers for roadside assistance and for the repair or replacement of covered products. Claims can also be paid directly to contract holders as a reimbursement payment, provided supporting documentation of loss is submitted to the Company. Claims are recognized as expense when incurred.

Commission Expenses reflect commissions we pay retail agents, program administrators and managing general underwriters, net of ceding commissions we receive on business ceded under certain reinsurance contracts. In addition, commission expenses include premium-related taxes. Commission expenses related to each policy we write are deferred and amortized to expense in proportion to the premium earned over the policy life. Commission expense is incurred on most product lines, the majority of which are retrospective commissions paid to agents, distributors and retailers selling our products, including credit insurance policies, auto and consumer goods service contracts and motor club memberships. When claims increase, in most cases our distribution partners bear the risk through a reduction in their retrospective commissions. Commission rates are, in many cases, set by state regulators, such as in credit and collateral protection programs and are also impacted by market conditions and the retention levels of our distribution partners.

Operating and Other Expenses represent the general and administrative expenses of our insurance operations including employee compensation and benefits and other expenses, including, technology costs, office rent, and professional services fees, such as legal, accounting and actuarial services.

Interest Expense consists primarily of interest expense on our corporate revolving debt, our Notes, our preferred trust securities due June 15, 2037 ("Preferred Trust Securities") and asset-based debt for our premium finance business, which is non-recourse to Fortegra.

Depreciation is primarily associated with furniture, fixtures and equipment. *Amortization* is primarily associated with purchase accounting amortization including values associated with acquired customer relationships, trade names and internally developed software and technology.

Expenses – 2022 compared to 2021

For the year ended December 31, 2022, net losses and loss adjustment expenses were $361.6 million, member benefit claims were $91.0 million and commission expense was $522.7 million, as compared to $253.5 million, $73.5 million, and $396.7 million, respectively, for the year ended December 31, 2021. The increase in net losses and loss adjustment expenses of $108.1 million, or 42.7%, was driven by growth in U.S. Insurance lines, partially offset by the impact of favorable prior year development of $0.9 million. In 2021, the impact of unfavorable prior year development was $2.6 million driven by higher-than-expected claim severity from business written by a small group of producers in the personal and commercial lines of business. The impact of the prior year development in 2021 increased our ratio of net losses and loss adjustment expenses to earned premiums, net by 0.4%. The increase in member benefit claims of $17.5 million, or 23.7%, was driven by growth in auto and consumer goods service contracts. Commission expense increased by $126.0 million, or 31.8%, in line with growth in earned premiums, net and service and administrative fees.

For the year ended December 31, 2022, employee compensation and benefits were $87.9 million and other expenses were $78.8 million, as compared to $76.6 million and $79.2 million, respectively, for the year ended December 31, 2021. Employee compensation and benefits increased by $11.4 million, or 14.8%, driven by investments in human capital associated with our growth objectives in E&S and service contract lines. Other expenses decreased by $0.4 million, or 0.5%, driven primarily by a decrease in fair value of the Fortegra Additional Warrant liability. Included in other expenses were $2.2 million for both the years ended December 31, 2022 and 2021, related to acquisition fees in 2022 and professional fees associated with preparation of the registration statement for the Fortegra initial public offering which was withdrawn in 2021.

For the year ended December 31, 2022, interest expense was $20.1 million as compared to $17.6 million for the year ended December 31, 2021. The increase in interest expense of $2.5 million, or 14.1%, was driven by increased asset-based borrowings to support growth in our premium finance lines, the increase in floating rate borrowing costs, and higher usage of the revolving working capital facility and letters of credit to support net written premium growth.

For the year ended December 31, 2022, depreciation and amortization expense was $18.6 million, including $16.2 million of intangible amortization related to purchase accounting associated with acquisitions of ITC, Sky Auto, Smart AutoCare and Fortegra. For the year ended December 31, 2021, depreciation and amortization expense was $17.2 million, including $15.3 million of intangible amortization from purchase accounting related to acquisitions of Sky Auto, Smart AutoCare and Fortegra.

Key Performance Metrics

We discuss certain key performance metrics, described below, which provide useful information about our business and the operational factors underlying our financial performance.

Gross Written Premiums and Premium Equivalents

Gross written premiums and premium equivalents represent total gross written premiums from insurance policies and service contracts issued, as well as premium finance volumes during a reporting period. They represent the volume of insurance policies written or assumed and service contracts issued during a specific period of time without reduction for policy acquisition costs, reinsurance costs or other deductions. Gross written premiums is a volume measure commonly used in the insurance industry to compare sales performance by period. Premium equivalents are used to compare sales performance of service and administrative contract volumes to gross written premiums. Investors also use these measures to compare sales growth among comparable companies, while management uses these measures to evaluate the relative performance of various sales channels.

The below table shows gross written premiums and premium equivalents by business mix for the following periods:

($ in thousands)	For the Year Ended December 31,	
	Gross Written Premiums and Premium Equivalents	
	2022	2021
U.S. Insurance	$ 1,690,072	$ 1,438,393
U.S. Warranty Solutions	852,839	652,052
Europe	137,860	103,579
Total	$ 2,680,771	$ 2,194,024

Total gross written premiums and premium equivalents for the year ended December 31, 2022 were $2.7 billion as compared to $2.2 billion in 2021. The growth of $486.7 million, or 22.2%, is driven by a combination of factors including Fortegra's growing distribution partner network, expanding admitted and E&S insurance lines, and increasing market penetration in the service contract sector through the acquisitions of Smart AutoCare (January 2020) and Sky Auto (December 2020).

We believe the continued growth in commercial E&S and service contract lines will result in increased gross written premiums and premium equivalents, and therefore growth in unearned premiums and deferred revenues on the balance sheet. The growth in gross written premiums and premium equivalents, combined with higher retention in select products, has resulted in an increase of $347.8 million, or 21.0%, in Fortegra's unearned premiums and deferred revenue on the balance sheet. As of December 31, 2022, Fortegra's unearned premiums and deferred revenues were $2.0 billion, as compared to $1.7 billion as of December 31, 2021.

Combined Ratio, Underwriting Ratio and Expense Ratio

Combined ratio is an operating measure, which equals the sum of the underwriting ratio and the expense ratio. Underwriting ratio is the ratio of the GAAP line items net losses and loss adjustment expenses, member benefit claims and commission expense to earned premiums, net, service and administrative fees and ceding commissions and other revenue. Expense ratio is the ratio of the GAAP line items employee compensation and benefits and other underwriting, general and administrative expenses to earned premiums, net, service and administrative fees and ceding commissions and other revenue.

A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss. These ratios are commonly used in the insurance industry as a measure of underwriting profitability, excluding earnings on the insurance portfolio. Investors commonly use these measures to compare underwriting performance among companies separate from the performance of the investment portfolio. Management uses these measures to compare the profitability of various products we underwrite as well as profitability among our various agents and sales channels.

The combined ratio was 90.7% for the year ended December 31, 2022, which consisted of an underwriting ratio of 77.6% and an expense ratio of 13.1%, as compared to 90.6%, 74.7% and 15.9%, respectively, for the year ended December 31, 2021. The combined ratio remained consistent, driven by the scalability of Fortegra's technology and shared service platform, which improved the expense ratio, while the underwriting ratio increased due to a shift in business mix toward lines with higher loss ratios and lower expense ratios. Our focus on underwriting expertise, A.I. driven lead generation, and technology-enhanced administration improves productivity, lowers administrative costs and results in agent relationships sustained over the long-term.

Return on Average Equity

Return on average equity is expressed as the ratio of net income to average stockholders' equity during the period. Management uses this ratio as a measure of the on-going performance of the totality of the Company's operations.

Return on average equity was 14.6% for the year ended December 31, 2022, as compared to 17.1%, for the year ended December 31, 2021, driven by an increase in net realized and unrealized losses in 2022 period compared to 2021 as well as higher average equity balances, partially offset by growth in underwriting and fee revenues.

Non-GAAP Financial Measures

Underwriting and Fee Revenues and Underwriting and Fee Margin - Non-GAAP[1]

In order to better explain to investors the underwriting performance and the respective retentions between the Company and its agents and reinsurance partners, we use the non-GAAP metrics – underwriting and fee revenues and underwriting and fee margin. We generally manage our exposure to the risks we underwrite using both reinsurance (e.g., quota share and excess of loss) and retrospective commission agreements with our agents (e.g., commissions paid are adjusted based on the actual underlying losses incurred), which mitigate our risk. Period-over-period comparisons of revenues and expenses are often impacted by the agents and their PORC's choice as to their risk retention appetite, specifically earned premiums, net, service and administration fees, ceding commissions, and other revenue, all components of revenue, and losses and loss adjustment expenses, member benefit claims, and commissions paid to our agents and reinsurers. Generally, when losses are incurred, the risk which is retained by our agents and reinsurers is reflected in a reduction in commissions paid.

Underwriting and fee revenues represents total revenues excluding net investment income, net realized and unrealized gains (losses). See "—Non-GAAP Reconciliations" for a reconciliation of underwriting and fee revenues to total revenues in accordance with GAAP.

Underwriting and fee margin represents income before taxes excluding net investment income, net realized and unrealized gains (losses), employee compensation and benefits, other expenses, interest expense and depreciation and amortization. We deliver our products and services on a vertically integrated basis to our agents. As such, underwriting and fee margin exclude general and administrative expenses, interest income, depreciation and amortization and other corporate expenses, including income taxes, as these corporate expenses support our vertically integrated delivery model and are not specifically supporting any individual business line. See "—Non-GAAP Reconciliations" for a reconciliation of underwriting and fee margin to total revenues in accordance with GAAP.

The below table shows underwriting and fee revenues and underwriting and fee margin by business mix for the following periods:

| | For the Year Ended December 31, | | | |
| | Underwriting and Fee Revenues [1] | | Underwriting and Fee Margin [1] | |
($ in thousands)	2022	2021	2022	2021
U.S. Insurance	$ 922,293	$ 690,154	$ 172,046	$ 141,258
U.S. Warranty Solutions	274,923	230,942	88,264	90,255
Europe	59,708	47,144	21,323	13,032
Total	$ 1,256,924	$ 968,240	$ 281,633	$ 244,545

[1] See "—Non-GAAP Reconciliations" for a discussion of non-GAAP financial measures.

Underwriting and fee revenues were $1,256.9 million for the year ended December 31, 2022, as compared to $968.2 million, for the year ended December 31, 2021. Total underwriting and fee revenues were up $288.7 million, or 29.8%, driven by growth in all product lines. U.S. Insurance revenues increased $232.1 million, or 33.6%, driven by growth in E&S commercial, collateral protection and credit insurance lines. The increase in U.S. Warranty Solutions was $44.0 million, or 19.0%, driven by growth in auto, consumer goods, and premium finance. Europe increased by $12.6 million, or 26.7%, driven by growth in auto and consumer goods service contracts.

Underwriting and fee margin was $281.6 million for the year ended December 31, 2022 as compared to $244.5 million for the year ended December 31, 2021, representing an increase of $37.1 million, or 15.2%, driven by growth in U.S Insurance and Europe. U.S. Insurance grew by $30.8 million, or 21.8%, from growth in specialty admitted and E&S lines. U.S. Warranty Solutions decreased by $2.0 million, or 2.2%, primarily driven by the deferral of revenues associated with contracts acquired by Sky Auto. This revenue deferral in 2022 for Sky Auto was partially offset by the deferral of direct marketing costs in other expenses and therefore had minimal impact on the combined ratio or income before taxes in comparing 2022 versus 2021. Europe increased by $8.3 million, or 63.6%, driven by growth in auto and consumer goods service contracts.

Adjusted Net Income and Adjusted Return on Average Equity

Adjusted net income represents income before taxes, less provision (benefit) for income taxes, and excluding the after-tax impact of various expenses that we consider to be unique and non-recurring in nature, including merger and acquisition related expenses, stock-based compensation, net realized and unrealized gains (losses), and intangibles amortization associated with purchase accounting.

Adjusted return on average equity represents adjusted net income expressed on an annualized basis as a percentage of average beginning and ending stockholders' equity during the period.

Management uses both measures to assess the on-going performance of our operations. See "—Non-GAAP Reconciliations" for a reconciliation of adjusted net income and adjusted return on average equity to income before taxes and adjusted return on average equity.

For the year ended December 31, 2022, adjusted net income and adjusted return on average equity were $83.8 million and 26.1%, respectively, as compared to $66.8 million and 22.2%, respectively, for the year ended December 31, 2021. The improvement in metrics was driven by the growth in revenues and consistent combined ratio.

Net Investment Income and Net Realized and Unrealized Gains (Losses) on Investments

Our insurance investment portfolio includes investments held in statutory insurance companies and in unregulated entities. The portfolios held in statutory insurance companies are subject to different regulatory considerations, including with respect to types of assets, concentration limits, affiliate transactions and the use of leverage. Our investment strategy is designed to achieve attractive risk-adjusted returns across select asset classes, sectors and geographies while maintaining adequate liquidity to meet our claims payment obligations. As such, volatility from realized and unrealized gains and losses may impact period-over-period performance. Unrealized gains and losses on equity securities and loans held at fair value impact current period net income, while unrealized gains and losses on AFS securities impact AOCI.

Our net investment income includes interest and dividends, net of investment expenses, on our invested assets. We report net realized and unrealized gains and losses on our investments separately from our net investment income.

For the year ended December 31, 2022, net investment income was $12.2 million compared to $17.9 million in 2021 with the decrease driven by a reduction in special dividend income on equity securities, increases in investment expenses on alternative investments, and a higher allocation to cash and cash equivalents which is recorded in other income. Net realized and unrealized losses were $20.3 million, compared to losses of $2.0 million in 2021, with the increase driven by realized and unrealized losses on equity securities and credit investment funds in 2022.

Tiptree Capital

Tiptree Capital consists of our Mortgage segment, which includes the operating results of Reliance, our mortgage business, and Tiptree Capital - Other, which consists of our other non-insurance operating businesses and investments. As of December 31, 2022, Tiptree Capital - Other includes our Invesque shares and maritime transportation operations.

Mortgage

Through our Mortgage operating subsidiary, Reliance, we originate, sell, securitize and service one-to-four-family, residential mortgage loans, comprised of conforming mortgage loans, Federal Housing Administration ("FHA"), Veterans Administration ("VA"), United States Department of Agriculture ("USDA"), and to a lesser extent, non-agency jumbo prime.

We are an approved seller/servicer for Fannie Mae and Freddie Mac. We are also an approved issuer and servicer for Ginnie Mae. We originate residential mortgage loans through our retail distribution channel (directly to consumers) in 39 states and the District of Columbia as of December 31, 2022.

The following tables present the Mortgage segment results for the following periods:

Results of Operations

($ in thousands)	For the Year Ended December 31,			
	2022		**2021**	
Revenues:				
Net realized and unrealized gains (losses)	$	51,345	$	92,307
Other revenue		18,901		18,988
Total revenues	$	70,246	$	111,295
Expenses:				
Employee compensation and benefits	$	41,637	$	56,819
Interest expense		1,631		1,168
Depreciation and amortization		799		885
Other expenses		25,305		24,016
Total expenses	$	69,372	$	82,888
Income (loss) before taxes	$	874	$	28,407
Key Performance Metrics:				
Origination volumes	$	1,134,351	$	1,608,311
Gain on sale margins		4.7 %		5.6 %
Return on average equity		0.9 %		38.9 %
Non-GAAP Financial Measures [1]:				
Adjusted net income	$	(4,658)	$	17,434
Adjusted return on average equity		(8.1)%		28.8 %

[1]   See "――Non-GAAP Reconciliations" for a discussion of non-GAAP financial measures.

Revenues

Net Realized and Unrealized Gains (Losses) include gains on sale of mortgage loans and the fair value adjustment in mortgage servicing rights. Gains on the sale of mortgage loans represent the difference between the selling price and carrying value of loans sold and are recognized upon settlement. Such gains also include the changes in fair value of loans held for sale and loan-related hedges and derivatives. We transfer the risk of loss or default to the loan purchaser, however, in some cases we are required to indemnify purchasers for losses related to non-compliance with borrowers' creditworthiness and collateral requirements. Because of this, we recognize gains on sale net of required indemnification and premium recapture reserves. The fair value adjustment on mortgage servicing rights represents fair value adjustments considering estimated prepayments and other factors associated with changes in interest rates, plus actual run-off in the servicing portfolio. We report these adjustments separate from servicing income and servicing expense.

Other Revenue includes loan origination fees, interest income, and mortgage servicing income. Loan origination fees are earned as mortgage loans are funded. Servicing fees are earned over the life of the loan. Interest income includes interest earned on loans held for sale and interest income on bank balances and short-term investments.

Revenues - 2022 compared to 2021

For the year ended December 31, 2022, $1.1 billion of loans were funded, compared to $1.6 billion for 2021, a decrease of $474.0 million, or 29.5%. Origination volumes for 2022 declined given the rise in mortgage interest rates. Gain on sale margins decreased to 4.7% for the year ended December 31, 2022, down approximately 90 basis points from 5.6% for the year ended December 31, 2021.

Net realized and unrealized gains for the year ended December 31, 2022 were $51.3 million, compared to $92.3 million for 2021, a decrease of $41.0 million or 44.4%. The primary driver of decreased gain on sale revenues was the decline in volumes and gain on sale margins, partially offset by positive fair value adjustments in mortgage servicing rights of $7.0 million as prepayment speeds declined from December 31, 2021.

Other revenue for the year ended December 31, 2022 was $18.9 million, compared to $19.0 million for 2021, a decrease of $0.1 million, or 0.5%. As of December 31, 2022, the mortgage servicing asset was valued at $41.4 million, an increase from $29.8 million as of December 31, 2021.

Expenses

Employee Compensation and Benefits includes salaries, commissions, benefits, bonuses, other incentive compensation and related taxes for employees. Commissions expense for sales staff generally varies with loan origination volumes.

Interest Expense represents borrowing costs under warehouse and other credit facilities used primarily to fund loan originations. Amortization of deferred financing costs, including commitment fees, is included in interest expense.

Depreciation is mainly associated with furniture, fixtures and equipment. *Amortization* is primarily associated with a trade name and internally developed software.

Other Expenses include loan origination expenses, namely, leads, appraisals, credit reporting and licensing fees, general and administrative expenses, including office rent, insurance, legal, consulting and payroll processing expenses, and servicing expense.

Expenses - 2022 compared to 2021

For the year ended December 31, 2022, employee compensation and benefits were $41.6 million, compared to $56.8 million in 2021, a decrease of $15.2 million or 26.7%. The decrease was driven primarily by reduced commissions on lower origination volumes and lower performance related incentive compensation. For the year ended December 31, 2022, interest expense was at $1.6 million, an increase of $0.5 million or 39.6% driven by higher interest rates. For the year ended December 31, 2022, other expenses were $25.3 million, compared to $24.0 million in 2021, with the $1.3 million increase driven by higher loan origination expense. For the year ended December 31, 2022, depreciation and amortization were $0.8 million, compared to $0.9 million in 2021, with the decrease driven by lower depreciation expense.

Income (loss) before taxes

Income before taxes for the year ended December 31, 2022 was $0.9 million, compared to $28.4 million in 2021. The primary driver of the decrease was a decline in volumes and margins, partially offset by higher servicing fees attributable to the larger servicing portfolio, in addition to positive fair value adjustments on the mortgage servicing rights asset, as compared to 2021.

Tiptree Capital - Other

The following tables present a summary of Tiptree Capital - Other results for the following periods:

Results of Operations

	For the Year Ended December 31,			
	Total revenue		**Income (loss) before taxes**	
(*$ in thousands*)	**2022**	**2021**	**2022**	**2021**
Senior living (Invesque)	$ (16,015) $	3,091	$ (16,015) $	3,091
Maritime transportation[1]	64,947	35,562	49,809	11,635
Other [2]	29,778	66,436	(2,391)	2,484
Total	$ 78,710 $	105,089	$ 31,403 $	17,210

[1] Includes $15.1 million and $23.9 million of expenses related to our Maritime transportation operations for the years ended December 31, 2022 and 2021, respectively.
[2] Includes our formerly held for sale mortgage originator (Luxury), asset management, and certain intercompany elimination transactions.

Revenues

Tiptree Capital - Other earns revenues from the following sources: net interest income; revenues on our formerly held for sale mortgage originator (Luxury); realized and unrealized gains and losses on the Company's investment holdings (primarily Invesque); and charter revenues from vessels within the Company's maritime transportation operations. Subsequent to the sale of our dry bulk and tanker vessels, operations include two smaller seaborne vessels and other ancillary assets.

Revenues for the year ended December 31, 2022 were $78.7 million compared to $105.1 million for 2021 with the decline primarily driven by unrealized losses on our investment in Invesque in the 2022 period compared to gains in the 2021 period and the deconsolidation of Luxury effective July 1, 2022, offset by higher charter rates and gain on sale of three dry bulk vessels and two product tankers in our maritime transportation business.

Income (loss) before taxes

The income before taxes from Tiptree Capital - Other for the year ended December 31, 2022 was $31.4 million, compared to income before taxes of $17.2 million in 2021, with the increase driven by the gain on sale of three dry bulk vessels and two product tankers, partially offset by the unrealized losses on Invesque.

Adjusted net income - Non-GAAP[1]

($ in thousands)	For the Year Ended December 31,	
	2022	2021
Senior living (Invesque)	$ —	$ —
Maritime transportation	12,707	10,713
Other	920	50
Total	$ 13,627	$ 10,763

[1] See "—Non-GAAP Reconciliations" for a discussion of non-GAAP financial measures.

Adjusted net income increased to $13.6 million for the year ended December 31, 2022 compared to $10.8 million in 2021. The increase was driven by the improvement in maritime transportation operations.

Corporate

The following table presents a summary of corporate results for the following periods:

Results of Operations

($ in thousands)	For the Year Ended December 31,	
	2022	2021
Employee compensation and benefits	$ 7,948	$ 7,406
Employee incentive compensation expense	19,240	20,654
Interest expense	4,225	10,032
Depreciation and amortization	807	805
Other expenses	14,196	11,235
Total expenses	$ 46,416	$ 50,132

Corporate expenses include expenses of the holding company for interest expense, employee compensation and benefits, and public company and other expenses. Corporate employee compensation and benefits includes the expense of management, legal and accounting staff. Other expenses primarily consisted of audit and professional fees, insurance, office rent and other related expenses.

Employee compensation and benefits, including incentive compensation expense, were $27.2 million for the year ended December 31, 2022, compared to $28.1 million for 2021, driven by a decrease in performance related employee incentive compensation. Of the 2022 and 2021 incentive compensation expense, $7.1 million and $8.6 million, respectively, was stock-based compensation expense primarily related to awards granted in third quarter 2021. Interest expense for the year ended December 31, 2022 and 2021 was $4.2 million and $10.0 million, respectively. As of December 31, 2022, the Company had no outstanding borrowings at the holding company, compared to $114.1 million at December 31, 2021. Other expenses of $14.2 million increased by $2.9 million from the year ended December 31, 2021, primarily driven by a $2.1 million loss on extinguishment of debt and increased consulting and professional fees.

Provision for Income Taxes

On June 21, 2022, the WP Transaction was completed, in which Warburg invested $200.0 million in Tiptree's insurance subsidiary, Fortegra. The WP Transaction, along with Fortegra management's ownership, reduced Tiptree's equity ownership in Fortegra below 80% such that, while still consolidated for GAAP financial reporting purposes, Fortegra will no longer be included in the consolidated tax return group with Tiptree. Tiptree has recorded deferred tax liabilities related to the basis difference in Tiptree's investment in Fortegra as of December 31, 2022. This deferred tax liability represents the tax that would be due, before consideration of loss carryforwards, if Tiptree were to sell any of its Fortegra stock at its carrying value on Tiptree's balance sheet. The increase in deferred tax liabilities was $44.8 million, with $11.7 million impacting stockholders' equity directly (including AOCI) and $33.1 million impacting net income for the year ended December 31, 2022.

The total income tax expense of $50.5 million for the year ended December 31, 2022 and $21.3 million for the year ended December 31, 2021 is reflected as a component of net income (loss). For the year ended December 31, 2022, the Company's effective tax rate was equal to 93.4%. The effective rate for the year ended December 31, 2022 was significantly higher than the U.S. statutory income tax rate of 21.0%, primarily from the impact of recording deferred taxes relating to the tax deconsolidation of Fortegra. For the year ended December 31, 2021, the Company's effective tax rate was equal to 32.6%. The effective rate for the year ended December 31, 2021 was equal to the U.S. federal statutory income tax rate of 21.0%, due to the impact of state taxes offset by other discrete items.

On August 16, 2022, the U.S. government enacted Public Law no. 117-169, commonly referred to as the Inflation Reduction Act, which, among other things, establishes a corporate minimum tax on book earnings and an excise tax on stock buybacks. It is not expected that this legislation will have a material financial impact on the Company or its operations.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted, implementing numerous changes to tax law including temporary changes regarding the prior and future utilization of net operating losses. During the year ended December 31, 2020, the Company recorded a $7.3 million tax benefit related to the ability to carryback net operating losses to prior periods under the CARES Act, resulting in a decrease of our deferred tax asset of $16.8 million and an increase to our current receivable of $24.1 million.

Balance Sheet Information

Tiptree's total assets were $4,039.6 million as of December 31, 2022, compared to $3,599.1 million as of December 31, 2021. The $440.4 million increase in assets is primarily attributable to the growth in the Insurance segment, proceeds from the WP Transaction and the increase in cash and equivalents from the sale of our dry bulk vessels and product tankers.

Total stockholders' equity was $533.6 million as of December 31, 2022, compared to $400.2 million as of December 31, 2021, with the increase primarily driven by the WP Transaction, partially offset by other comprehensive losses on AFS securities for the year ended December 31, 2022. As of December 31, 2022, there were 36,385,299 shares of common stock outstanding as compared to 34,124,153 shares as of December 31, 2021, with the increase driven by the exercise of warrants and the vesting of share-based incentive compensation, partially offset by stock repurchases.

The following table is a summary of certain balance sheet information:

($ in thousands)	As of December 31, 2022									
			Tiptree Capital							
	Insurance		Mortgage		Other		Corporate		Total	
Total assets	$	3,702,577	$	156,122	$	86,402	$	94,462	$	4,039,563
Corporate debt	$	160,000	$	—	$	—	$	—	$	160,000
Asset based debt		60,628		47,454		—		—		108,082
Tiptree Inc. stockholders' equity	$	205,666	$	54,743	$	71,666	$	65,290	$	397,365
Non-controlling interests:										
Fortegra preferred interests		77,679		—		—		—		77,679
Common interests		55,364		—		3,165		—		58,529
Total stockholders' equity	$	338,709	$	54,743	$	74,831	$	65,290	$	533,573

NON-GAAP MEASURES AND RECONCILIATIONS

Non-GAAP Reconciliations

In addition to GAAP results, management uses the non-GAAP financial measures underwriting and fee revenues and underwriting and fee margin in order to better explain to investors the underwriting performance and the respective retentions between the Company and its agents and reinsurance partners. We also use the non-GAAP financial measures adjusted net income, adjusted return on average equity and Adjusted EBITDA as measures of operating performance and as part of our resource and capital allocation process, to assess comparative returns on invested capital. Adjusted EBITDA is also used in determining incentive compensation for the Company's executive officers. Management believes these measures provide supplemental information useful to investors as they are frequently used by the financial community to analyze financial performance and to compare relative performance among comparable companies. Adjusted net income, adjusted return on average equity, Adjusted EBITDA, underwriting and fee revenues and underwriting and fee margin are not measurements of financial performance or liquidity under GAAP and should not be considered as an alternative or substitute for earned premiums, net income or any other measure derived in accordance with GAAP.

Underwriting and Fee Revenues and Underwriting and Fee Margin — Non-GAAP (Insurance only)

We generally manage exposure to underwriting risks written by using both reinsurance (e.g., quota share and excess of loss) and retrospective commission agreements with our partners (e.g., commissions paid are adjusted based on the actual underlying losses incurred), which mitigates Fortegra's risk. Period-over-period comparisons of revenues and expenses are often impacted by the PORCs and distribution partners' choice as to whether to retain risk, specifically service and administration fees and ceding commissions, both components of revenue, and policy and contract benefits and commissions paid to our partners and reinsurers. Generally, when losses are incurred, the risk which is retained by our partners and reinsurers is reflected in a reduction in commissions paid. In order to better explain to investors the underwriting performance and the respective retentions between the Company and its agents and reinsurance partners, we use the non-GAAP metrics underwriting and fee revenues and underwriting and fee margin.

Underwriting and Fee Revenues — Non-GAAP — We define underwriting and fee revenues as total revenues from the Insurance segment excluding net investment income and net realized and unrealized gains (losses). Underwriting and fee revenues represents revenues generated by underwriting and fee-based operations and allows us to evaluate the Company's underwriting performance without regard to investment income. We use this metric as we believe it gives our management and other users of our financial information useful insight into our underlying business performance. Underwriting and fee revenues should not be viewed as a substitute for total revenues calculated in accordance with GAAP, and other companies may define underwriting and fee revenues differently.

($ in thousands)	For the Year Ended December 31,			
	2022		**2021**	
Total revenues	$	1,248,796	$	984,130
Less: Net investment income		(12,219)		(17,896)
Less: Net realized and unrealized gains (losses)		20,347		2,006
Underwriting and fee revenues	$	1,256,924	$	968,240

Underwriting and Fee Margin — Non-GAAP — We define underwriting and fee margin as income before taxes from the Insurance segment, excluding net investment income, net realized and unrealized gains (losses), employee compensation and benefits, other expenses, interest expense and depreciation and amortization. Underwriting and fee margin represents the underwriting performance of our underwriting and fee-based lines. As such, underwriting and fee margin excludes general administrative expenses, interest expense, depreciation and amortization and other corporate expenses as those expenses support the vertically integrated business model and not any individual component of the Company's business mix. We use this metric as we believe it gives our management and other users of our financial information useful insight into the specific performance of our underlying business mix. Underwriting and fee margin should not be viewed as a substitute for income before taxes calculated in accordance with GAAP, and other companies may define underwriting and fee margin differently.

($ in thousands)	For the Year Ended December 31,	
	2022	**2021**
Income (loss) before income taxes	$ 68,150	$ 69,857
Less: Net investment income	(12,219)	(17,896)
Less: Net realized and unrealized gains (losses)	20,347	2,006
Plus: Depreciation and amortization	18,551	17,223
Plus: Interest expense	20,054	17,576
Plus: Employee compensation and benefits	87,918	76,552
Plus: Other expenses	78,832	79,227
Underwriting and fee margin	$ 281,633	$ 244,545

Adjusted Net Income — Non-GAAP

We define adjusted net income as income before taxes, less provision (benefit) for income taxes, and excluding the after-tax impact of various expenses that we consider to be unique and non-recurring in nature, including merger and acquisition related expenses, stock-based compensation, net realized and unrealized gains (losses) and intangibles amortization associated with purchase accounting. We use adjusted net income as an internal operating performance measure in the management of business as part of our capital allocation process. We believe adjusted net income provides useful supplemental information to investors as it is frequently used by the financial community to analyze financial performance between periods and for comparison among companies. Adjusted net income should not be viewed as a substitute for income before taxes calculated in accordance with GAAP, and other companies may define adjusted net income differently. Adjusted net income is presented before the impacts of non-controlling interests.

We present adjustments for amortization associated with acquired intangible assets. The intangible assets were recorded as part of purchase accounting in connection with Tiptree's acquisition of Fortegra Financial in 2014, Defend in 2019, and Smart AutoCare and Sky Auto in 2020. The intangible assets acquired contribute to overall revenue generation, and the respective purchase accounting adjustments will continue to occur in future periods until such intangible assets are fully amortized in accordance with the respective amortization periods required by GAAP.

Adjusted Return on Average Equity — Non-GAAP

We define adjusted return on average equity as adjusted net income expressed on an annualized basis as a percentage of average beginning and ending stockholders' equity during the period. See "—Adjusted Net Income—Non-GAAP" above. We use adjusted return on average equity as an internal performance measure in the management of our operations because we believe it gives our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Adjusted return on average equity should not be viewed as a substitute for return on average equity calculated in accordance with GAAP, and other companies may define adjusted return on average equity differently.

	For the Year Ended December 31, 2022				
		Tiptree Capital			
($ in thousands)	**Insurance**	**Mortgage**	**Other**	**Corporate**	**Total**
Income (loss) before taxes	$ 68,150	$ 874	$ 31,403	$ (46,416)	$ 54,011
Less: Income tax (benefit) expense	(21,251)	(363)	(5,545)	(23,291)	(50,450)
Less: Net realized and unrealized gains (losses)	20,347	(7,003)	(18,788)	—	(5,444)
Plus: Intangibles amortization [1]	16,229	—	—	—	16,229
Plus: Stock-based compensation expense	2,423	—	—	7,093	9,516
Plus: Non-recurring expenses	3,374	—	(729)	2,108	4,753
Plus: Non-cash fair value adjustments	(939)	—	3,555	—	2,616
Less: Tax on adjustments [2]	(4,501)	1,834	3,731	31,106	32,170
Adjusted net income	$ 83,832	$ (4,658)	$ 13,627	$ (29,400)	$ 63,401
Adjusted net income	$ 83,832	$ (4,658)	$ 13,627	$ (29,400)	$ 63,401
Average stockholders' equity	$ 321,320	$ 57,575	$ 98,373	$ (10,390)	$ 466,878
Adjusted return on average equity	26.1 %	(8.1)%	13.9 %	NM %	13.6 %

($ in thousands)	For the Year ended December 31, 2021				
		Tiptree Capital			
	Insurance	Mortgage	Other	Corporate	Total
Income (loss) before taxes	$ 69,857	$ 28,407	$ 17,210	$ (50,132)	$ 65,342
Less: Income tax (benefit) expense	(18,438)	(4,882)	(1,992)	4,021	(21,291)
Less: Net realized and unrealized gains (losses)	(3,732)	(5,798)	(3,091)	—	(12,621)
Plus: Intangibles amortization [1]	15,329	—	—	—	15,329
Plus: Stock-based compensation expense	2,006	331	213	8,581	11,131
Plus: Non-recurring expenses	2,158	—	938	2,171	5,267
Plus: Non-cash fair value adjustments	—	—	(3,170)	—	(3,170)
Less: Tax on adjustments [2]	(398)	(624)	655	4,249	3,882
Adjusted net income	$ 66,782	$ 17,434	$ 10,763	$ (31,110)	$ 63,869
Adjusted net income	$ 66,782	$ 17,434	$ 10,763	$ (31,110)	$ 63,869
Average stockholders' equity	$ 300,820	$ 60,433	$ 113,717	$ (88,111)	$ 386,859
Adjusted return on average equity	22.2 %	28.8 %	9.5 %	NM%	16.5 %

The footnotes below correspond to the tables above, under "—Adjusted Net Income - Non-GAAP and "—Adjusted Return on Average Equity - Non-GAAP".

[1] Specifically associated with acquisition purchase accounting. See Note (9) Goodwill and Intangible Assets, net.

[2] Tax on adjustments represents the tax applied to the total non-GAAP adjustments and includes adjustments for non-recurring or discrete tax impacts. For the year ended December 31, 2022, included in the adjustment is an add-back of $33.1 million, respectively, related to deferred tax expense from the WP Transaction.

Adjusted EBITDA - Non-GAAP

The Company defines Adjusted EBITDA as GAAP net income of the Company plus corporate interest expense, plus income taxes, plus depreciation and amortization expense, less the effects of purchase accounting, plus non-cash fair value adjustments, plus significant non-recurring expenses, and plus unrealized gains (losses) on available for sale securities reported in other comprehensive income. Adjusted EBITDA is used to determine incentive compensation for the Company's executive officers. Adjusted EBITDA is not a measurement of financial performance or liquidity under GAAP and should not be considered as an alternative or substitute for GAAP net income.

($ in thousands)	For the Year Ended December 31,	
	2022	2021
Net income (loss) attributable to common stockholders	$ (8,274)	$ 38,132
Add: net (loss) income attributable to non-controlling interests	11,835	5,919
Corporate debt related interest expense[1]	19,290	24,426
Consolidated provision (benefit) for income taxes	50,450	21,291
Depreciation and amortization	22,973	24,437
Non-cash fair value adjustments[2]	(200)	(7,945)
Non-recurring expenses[3]	2,556	5,267
Other comprehensive income (loss), pre-tax	(62,536)	(10,751)
Warburg gain to book value[4]	54,013	—
Third party non-controlling interests[5]	(8,983)	—
Adjusted EBITDA	$ 81,124	$ 100,776

[1] Corporate debt interest expense includes interest expense from secured corporate credit agreements, junior subordinated notes and preferred trust securities. Interest expense associated with asset-specific debt is not added-back for Adjusted EBITDA.

[2] For maritime transportation operations, depreciation and amortization is deducted as a reduction in the value of the vessel. From insurance operations, changes in the fair value of the Fortegra Additional Warrant liability is added back.

[3] Acquisition, start-up and disposition costs, including debt extinguishment, legal, taxes, banker fees and other costs.

[4] The pre-tax gain recorded directly to Tiptree Inc. stockholders' equity was included in Adjusted EBITDA, net of add-backs included in prior period Adjusted EBITDA.

[5] Adjusts for the comprehensive income (loss) (including EBITDA and AOCI impacts) for the non-controlling interests of The Fortegra Group.

Book Value per share - Non-GAAP

Management believes the use of this financial measure provides supplemental information useful to investors as book value is frequently used by the financial community to analyze company growth on a relative per share basis. The following table provides a reconciliation between total stockholders' equity and total shares outstanding, net of treasury shares.

($ in thousands, except per share information)	As of December 31,			
	2022		2021	
Total stockholders' equity	$	533,573	$	400,181
Less: Non-controlling interests		136,208		17,227
Total stockholders' equity, net of non-controlling interests	$	397,365	$	382,954
Total common shares outstanding		36,385		34,124
Book value per share	$	10.92	$	11.22

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity are unrestricted cash, cash equivalents and other liquid investments and distributions from operating subsidiaries, including income from our investment portfolio and sales of assets and investments. We intend to use our cash resources to continue to fund our operations and grow our businesses. We may seek additional sources of cash to fund acquisitions or investments. These additional sources of cash may take the form of debt or equity and may be at the parent, subsidiary or asset level. We are a holding company and our liquidity needs are primarily for compensation, professional fees, office rent and insurance costs.

Our subsidiaries' ability to generate sufficient net income and cash flows to make cash distributions will be subject to numerous business and other factors, including restrictions contained in agreements for the strategic investment by Warburg in Fortegra, our subsidiaries' financing agreements, regulatory restrictions, availability of sufficient funds at such subsidiaries, general economic and business conditions, tax considerations, strategic plans, financial results and other factors such as target capital ratios and ratio levels anticipated by rating agencies to maintain or improve current ratings. We expect our cash and cash equivalents and distributions from operating subsidiaries, our subsidiaries' access to financing, and sales of investments to be adequate to fund our operations for at least the next 12 months, as well as the long term.

As of December 31, 2022, cash and cash equivalents, excluding restricted cash, were $538.1 million, compared to $175.7 million at December 31, 2021, an increase of $362.3 million primarily as a result of the WP Transaction, growth in gross written premium and premium equivalents at Fortegra, sales and maturities of investments within Fortegra and the sale of three dry bulk vessels and two product tankers in our maritime transportation business.

Our mortgage business relies on short term uncommitted sources of financing as a part of their normal course of operations. To date, we have been able to obtain and renew uncommitted warehouse credit facilities. If we were not able to obtain financing, then we may need to draw on other sources of liquidity to fund our mortgage business. See Note (11) Debt, net in the notes to consolidated financial statements, for additional information regarding our mortgage warehouse borrowings.

We believe that cash flow from operations will provide sufficient capital to continue to grow the business and fund interest on the outstanding debt, capital expenditures and other general corporate needs over the next several years. As we continue to expand our business, including by any acquisitions we may make, we may, in the future, require additional working capital for increased costs.

For purposes of determining enterprise value and Adjusted EBITDA, we consider corporate credit agreements and preferred trust securities, which we refer to as corporate debt, as corporate financing and associated interest expense is added back. The below table outlines this amount by debt outstanding and interest expense at the insurance company and corporate level.

Corporate Debt

($ in thousands)	Corporate Debt Outstanding as of December 31,				Interest Expense for the year ended December 31,			
	2022		2021		2022		2021	
Insurance	$	160,000	$	162,160	$	14,675	$	14,232
Corporate		—		114,063		4,615		10,193
Total	$	160,000	$	276,223	$	19,290	$	24,425

The balance of the corporate credit facility was repaid during June 2022 as part of the WP Transaction. See Note (11) Debt, net in the notes to consolidated financial statements for details for prior periods.

On October 21, 2022, Fortegra entered into a Second Amended and Restated Credit Agreement by and among Fortegra Financial, and its subsidiary, LOTS Intermediate Co., as borrowers, the lenders from time to time party thereto, certain of Fortegra's subsidiaries, as guarantors, and Fifth Third Bank, National Association, as the administrative agent and issuing lender (the "Fortegra Credit Agreement"). The Fortegra Credit Agreement provides for a $200 million revolving credit facility, all of which is available for the issuance of letters of credit, with a sub-limit of $25 million for swing loans and matures on October 21, 2027.

Consolidated Comparison of Cash Flows

($ in thousands)	For the Year Ended December 31,	
Total cash provided by (used in):	**2022**	**2021**
Net cash (used in) provided by:		
Operating activities	$ 463,073	$ 204,316
Investing activities	9,514	(273,759)
Financing activities	(115,186)	73,735
Net increase (decrease) in cash, cash equivalents and restricted cash	$ 357,401	$ 4,292

Operating Activities

Cash provided by operating activities was $463.1 million for the year ended December 31, 2022. In 2022, the primary sources of cash from operating activities included proceeds from mortgage loans outpacing originations and growth in insurance premiums written resulting in increases in unearned premiums, policy liabilities and unpaid claims and deferred revenues, which were partially offset by increases in deferred acquisition costs and reinsurance receivables.

Cash provided by operating activities was $204.3 million for the year ended December 31, 2021. In 2021, the primary sources of cash from operating activities included consolidated net income (excluding unrealized gains and losses), proceeds from mortgage loans outpacing originations and growth in insurance company unearned premiums and net deferred revenues, partially offset by increases in deferred acquisition costs and reinsurance receivables.

Investing Activities

Cash provided by investing activities was $9.5 million for the year ended December 31, 2022. In 2022, the primary sources of cash were proceeds from the sale of investments outpacing the purchases of investments. The primary uses of cash from investing activities were the issuance of notes receivable outpacing proceeds and the acquisition of ITC.

Cash used in investing activities was $273.8 million for the year ended December 31, 2021. In 2021, the primary uses of cash from investing activities were the purchase of investments outpacing proceeds from the sales of investments in our insurance investment portfolio, and the issuance of notes receivable outpacing proceeds.

Financing Activities

Cash used in financing activities was $115.2 million for the year ended December 31, 2022. In 2022, the cash usage was from a combination of principal repayments on corporate borrowings and mortgage warehouse facilities exceeded proceeds from borrowings, the repurchase of the Company's common stock and the payment of dividends, which was partially offset by cash received from the WP Transaction and the exercise of warrants.

Cash provided by financing activities was $73.7 million for the year ended December 31, 2021. In 2021, proceeds from borrowings exceeded principal repayments on mortgage warehouse facilities and asset-based debt supporting our premium finance operations in the insurance business, partially offset by net redemptions of non-controlling interest, the repurchase of the Company's common stock and the payment of dividends.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are described in Note (2) Summary of Significant Accounting Policies. As disclosed in Note (2), the preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates.

The Company believes that the following discussion addresses the Company's most critical accounting policies, which are those that are most important to the portrayal of the Company's financial condition and results of operations and require management's most difficult, subjective and complex judgments.

Impairment

Goodwill and Intangible Assets, net

The initial measurement of goodwill and intangibles requires judgment concerning estimates of the fair value of the acquired assets and liabilities. Goodwill and indefinite-lived intangible assets are not amortized but subject to tests for impairment annually or if events or circumstances indicate it is more likely than not they may be impaired. Finite-lived intangible assets are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. At both December 31, 2022 and 2021, we had two reporting units for goodwill impairment testing, of which the fair value substantially exceeded carrying value as of that date. See Note (9) Goodwill and Intangible Assets, net.

Reserves

Unpaid claims are reserve estimates that are established in accordance with GAAP using generally accepted actuarial methods. Credit life and accidental death and destruction (AD&D) unpaid claims reserves include claims in the course of settlement and incurred but not reported (IBNR) claims. Credit disability unpaid claims reserves also include continuing claim reserves for open disability claims. For all other Fortegra product lines, unpaid claims reserves are bulk reserves and are entirely IBNR. The Company uses a number of algorithms in establishing its unpaid claims reserves. These algorithms are used to calculate unpaid claims as a function of paid losses, earned premium, target loss ratios, in-force amounts, unearned premium reserves, industry recognized morbidity tables or a combination of these factors.

In arriving at the unpaid claims reserves, the Company conducts an actuarial analysis on a basis gross of reinsurance. The same estimates used as a basis in calculating the gross unpaid claims reserves are then used as the basis for calculating the net unpaid claims reserves, which take into account the impact of reinsurance. Anticipated future loss development patterns form a key assumption underlying these analyses. Our claims are generally reported and settled quickly, resulting in consistent historical loss development patterns. From the anticipated loss development patterns, a variety of actuarial loss projection techniques are employed, such as the chain ladder method, the Bornhuetter-Ferguson method and expected loss ratio method.

The unpaid claims reserves represent the Company's best estimates, generally involving actuarial projections at a given time. Actual claim costs are dependent upon a number of complex factors such as changes in doctrines of legal liabilities and damage awards. These factors are not directly quantifiable, particularly on a prospective basis. The Company periodically reviews and updates its methods of making such unpaid claims reserve estimates and establishing the related liabilities based on our actual experience. The Company has not made any changes to its methodologies for determining unpaid claims reserves in the periods presented.

During the year ended December 31, 2022 the Company experienced favorable prior year development of $0.9 million, compared to unfavorable prior year development of $2.6 million and $5.4 million for the years ended December 31, 2021 and 2020, respectively. In 2022, the $0.9 million favorable prior year development is primarily due to lower-than-expected claim severity in our commercial lines business. In 2021, the $2.6 million increase in prior year development is primarily due to higher-than-expected claim severity from business written by a small group of producers of our personal and commercial lines of business. In 2020, the $5.4 million increase was due to higher than expected claim frequency from business written by a small group of producers of our personal and commercial lines of business, of which $2.2 million related to our non-standard auto business. The underlying cause of the 2020 prior year development was the result of a subset of risk where the loss ratio pegs used in our year end actuarial determination was low given the ultimate frequency that emerged. The non-standard programs which contributed to the prior year development in 2020 experienced loss emergence in excess of levels contemplated when originally pricing the products. The Company responded to this emergence by filing for increased rates for the one underperforming active program and non-renewing all business for the two programs in run-off.

Management considers the prior year development for all three years to be insignificant when considered in the context of our annual earned premiums, net as well as our net losses and loss adjustment expenses and member benefit claims expenses. Earned premiums, net in 2022 were $904.8 million and net losses and loss adjustment expenses were $361.6 million, which resulted to a loss ratio of 40.0%. Without the $0.9 million of favorable prior year development, the calendar year loss ratio would have been approximately 0.1% higher. For comparison, the 2021 and 2020 loss ratios were 37.0% and 37.2%, respectively. In general, the Company's loss ratio results have been predictable and consistent over time. Actuarial estimates are subject to estimation variability, and while management uses its best judgment in establishing the estimate of required unpaid claims, different assumptions and variables could lead to significantly different unpaid claims estimates. The variability in these estimates can, and have in the past, been significant to pretax income.

We analyze our development on a quarterly basis and given the short duration nature of our products, favorable or adverse development emerges quickly and allows for timely reserve strengthening, if necessary, or modifications to our product pricing or offerings.

Based upon our internal analysis and our review of the statement of actuarial opinions provided by our actuarial consultants, we believe that the amounts recorded for policy liabilities and unpaid claims reasonably represents the amount necessary to pay all claims and related expenses which may arise from incidents that have occurred as of the balance sheet date.

While management has used its best judgment in establishing the estimate of required unpaid claims, different assumptions and variables could lead to significantly different unpaid claims estimates. The determination of best estimates is affected by many factors, including but not limited to:
- the quality and applicability of historical data,
- current and future economic conditions,
- trends in loss frequencies and severities for various causes of loss,
- changes in claims reporting patterns,
- claims settlement patterns and timing,
- regulatory, legislative and judicial decisions,
- morbidity patterns, and
- the attitudes of claimants towards settlements.

The adequacy of our unpaid claims reserves will be impacted by future trends that impact these factors. Two key measures of loss activity are loss frequency, which is the measure of the number of claims per unit of insured exposure, and loss severity, which is a measure of the average size of claims. Factors affecting loss frequency include the effectiveness of loss controls, changes in economic activity and weather patterns. Factors affecting loss severity include changes in policy limits, retentions, rate of inflation and judicial interpretations.

If the actual level of loss frequency and severity are higher or lower than expected, the ultimate reserves required will be different than management's estimate. Based on our actuarial analysis, we have determined that an aggregate change that is greater than 5% in loss frequency and loss severity is not reasonably likely given the Company's low limit underwriting and low severity philosophies. The effect of higher and lower levels of loss frequency and severity on our ultimate costs for claims occurring in 2021 would be as follows:

Accident Year 2022 Sensitivity Test
Change in Loss & Frequency & Severity on Ultimate

($ in thousands)

Scenario	Ultimate Cost		Change	
5% higher	$	380	$	18,073
3% higher	$	372	$	10,844
1% higher	$	365	$	3,615
Base scenario	$	361	$	—
1% lower	$	358	$	(3,615)
3% lower	$	351	$	(10,844)
5% lower	$	343	$	(18,073)

Based upon our internal analysis and our review of the statement of actuarial opinions provided by our actuarial consultants, we believe that the amounts recorded for policy liabilities and unpaid claims reasonably represents the amount necessary to pay all claims and related expenses which may arise from incidents that have occurred as of the balance sheet date.

Deferred Acquisition Costs

The Company defers certain costs of acquiring new and renewal insurance policies, and other products as follows:

Insurance policy related deferred acquisition costs are limited to direct costs that resulted from successful contract transactions and would not have been incurred by the Company's insurance company subsidiaries had the transactions not occurred. These capitalized costs are amortized as the related premium is earned.

Other deferred acquisition costs are limited to prepaid direct costs, typically commissions and contract transaction fees, that resulted from successful contract transactions and would not have been incurred by the Company had the transactions not occurred. These capitalized costs are amortized as the related service and administrative fees are earned.

The Company evaluates whether all deferred acquisition costs are recoverable at year end, and considers investment income in the recoverability analysis for insurance policy related deferred acquisition costs. As a result of the Company's evaluations, no write-offs for unrecoverable deferred acquisition costs were recognized during the years ended December 31, 2022 and 2021.

Amortization of deferred acquisition costs was $479.1 million and $375.1 million for the years ended December 31, 2022 and 2021.

Revenue Recognition

The Company earns revenues from a variety of sources:

Earned Premiums, net

Net earned premium is from direct and assumed earned premium consisting of revenue generated from the direct sale of insurance policies by the Company's distributors and premiums written for insurance policies by another carrier and assumed by the Company. Whether direct or assumed, the premium is earned over the life of the respective policy using methods appropriate to the pattern of losses for the type of business. Methods used include the Rule of 78's, pro rata, and other actuarial methods. Management selects the appropriate method based on available information, and periodically reviews the selections as additional information becomes available. Direct and assumed premiums are offset by premiums ceded to the Company's reinsurers, including PORCs, earned in the same manner. The amount ceded is proportional to the amount of risk assumed by the reinsurer.

Service and Administrative Fees

The Company earns service and administrative fees from a variety of activities. Such fees are typically positively correlated with transaction volume and are recognized as revenue as they become both realized and earned. Revenues from contracts with customers were $300.2 million and $258.6 million for the years ended December 31, 2022 and 2021, respectively, and include auto and consumer goods service contracts, motor clubs, other service and administrative fees, vessel related revenue and management fee income. See Note (14) Revenue from Contracts with Customers for more detailed disclosure regarding these revenues.

Service fee revenue is recognized as the services are performed. Administrative fee revenue includes the administration of premium associated with our producers and their PORCs. In addition, we also earn fee revenue from debt cancellation, motor club, and auto and consumer goods service contracts. Related administrative fee revenue is recognized consistent with the earnings recognition pattern of the underlying insurance policies, debt cancellation contracts, vehicle service contracts and motor club memberships being administered, using Rule of 78's, modified Rule of 78's, pro rata, or other actuarial methods as appropriate for the contract. Management selects the appropriate method based on available information, and periodically reviews the selections as additional information becomes available.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in earnings in the period that includes the enactment date. Additionally, taxing jurisdictions could retroactively disagree with our tax treatment of certain items, and some historical transactions have income tax effects going forward. Accounting guidance requires these future effects to be evaluated using current laws, rules and regulations, each of which can change at any time and in an unpredictable manner.

The Company establishes valuation allowances for deferred tax assets when, in its judgment, it concludes that it is more likely than not that the deferred tax assets will not be realized. These judgments are based on projections of future income, including tax-planning strategies, by individual tax jurisdictions. Changes in economic conditions and the competitive environment may impact the accuracy of the Company's projections. On a quarterly basis, the Company assesses the likelihood that its deferred tax assets will be realized and determines if adjustments to the Company's valuation allowance is appropriate.

Recently Issued Accounting Standards

For a discussion of recently issued accounting standards, see Note (2) Summary of Significant Accounting Policies, in the accompanying consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to interest rate risk related to borrowings in various businesses. These risks result primarily from changes in SOFR rates and the spread over SOFR rates related to the credit risks of our businesses.

For fixed rate debt, interest rate fluctuations generally affect the fair value of our liabilities, but do not impact our earnings. Therefore, interest rate risk does not have a significant impact on our fixed rate debt obligations until such obligations mature or until we elect to prepay and refinance such obligations. If interest rates have risen at the time our fixed rate debt matures or is refinanced, our future earnings could be adversely affected by additional borrowing costs. Conversely, lower interest rates at the time of maturity or refinancing may lower our overall interest expense. As of December 31, 2022, the Company had $125 million of general purpose fixed rate debt outstanding maturing in 2057.

For general purpose floating rate debt, interest rate fluctuations primarily affect interest expense and cash flows. If market interest rates rise, our earnings could be adversely affected by an increase in interest expense. In contrast, lower interest rates may reduce our interest expense and improve our earnings, except to the extent that our borrowings are subject to interest rate floors. The floating interest rate risk of asset based financing is generally offset as the financing and the purchased financial asset are generally subject to the same interest rate risk. For floating rate risk of other asset based financing such as borrowings to finance acquisitions of real estate, we generally hedge our exposure to the variability of the benchmark index with an interest rate swap.

As of December 31, 2022, Tiptree's holding company had no general purpose floating rate debt as it was repaid in June 2022. As of December 31, 2021, we had $114.1 million of general purpose floating rate debt with a weighted average rate of 7.75%.

Our consolidated results include investments in bonds, loans or other interest bearing instruments. The fair values of such investments fluctuate in response to changes in market interest rates. Increases and decreases in interest rates generally translate into decreases and increases in fair values of these instruments. Some of these investments bear a floating rate of interest which subjects the Company to cash flow risk based upon changes in the underlying interest rate index. As noted above in the discussion of risks related to floating rate borrowings, the Company mitigates a significant amount of our floating rate risk by matching the funding of such investments with borrowings based upon the same interest rate index. Additionally, fair values of interest rate sensitive instruments may be affected by the creditworthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument and other general market conditions.

As of December 31, 2022, we had $706.4 million invested in interest bearing instruments, which represents 61% of the total investment portfolio (including cash and cash equivalents). The estimated effects of a hypothetical increase in interest rates of 100 bps would result in a decrease to the fair value of the portfolio by $24.8 million. As of December 31, 2021, we had $658.8 million invested in interest bearing instruments, which represented 72% of the total investment portfolio. The estimated effects of a hypothetical increase in interest rates of 100 bps would result in a decrease to the fair value of the portfolio by $20.0 million.

Credit Risk

We are exposed to credit risk in the form of available for sale securities, investments in loans, and other investments as follows:

($ in thousands)	As of December 31,	
	2022	**2021**
Available for sale securities, at fair value [1]		
Obligations of state and political subdivisions	$ 49,454	$ 58,660
Corporate securities	161,999	144,877
Asset backed securities	15,349	17,447
Certificates of deposit	756	2,696
Obligations of foreign governments	2,362	2,590
Loans, at fair value[2]		
Corporate loans	14,312	7,099
Other investments[3]		
Corporate bonds, at fair value	42,080	38,965
Debentures	23,853	21,057
Trade Claims	—	19,737
Other	230	216
Total	$ 310,395	$ 313,344

[1] The Company also holds investments in U.S. Treasury securities and obligations of U.S. government authorities and agencies of $382.1 million and $351.2 million as of December 31, 2022 and 2021, respectively. These investments do not represent a credit risk and are excluded.

[2] The Company also holds investments in mortgage loans held for sale of $50.5 million and $98.5 million as of December 31, 2022 and 2021, respectively. These investments do not represent a credit risk and are excluded.

[3] The Company also holds other investments of $6.9 million and $88.7 million as of December 31, 2022 and 2021, respectively, primarily comprised of vessels and other investments. These investments do not represent a credit risk and are excluded.

Credit risk within the Company's investments represents the exposure to the adverse changes in the creditworthiness of individual investment holdings, issuers, groups of issuers, industries, and countries. As of December 31, 2022 and 2021, 76% and 72%, respectively, of the investments subject to credit risk had investment grade ratings. A widening of credit spreads by 100 bps for the investments subject to credit risk would result in a decrease of $5.8 million and $6.3 million to the fair value of the portfolio as of December 31, 2022 and 2021, respectively.

In addition, our mortgage business also underwrites mortgage loans for the purpose of selling them into the secondary market. Due to the relatively short holding period, the credit risk associated with mortgage loans held for sale is not expected to be significant.

See Note (6) Investments to the consolidated financial statements for more information regarding our investments in loans by type.

Market Risk

We are primarily exposed to market risk related to the following investments:

($ in thousands)	As of December 31, 2022			As of December 31, 2021		
	Insurance	Tiptree Capital - Other	Total	Insurance	Tiptree Capital - Other	Total
Invesque	$ 2,670	$ 12,784	$ 15,454	$ 6,015	$ 28,799	$ 34,814
Fixed income exchange traded fund	56,256	—	56,256	53,154	—	53,154
Other equity securities	14,066	—	14,066	50,515	—	50,515
Total equity securities	$ 72,992	$ 12,784	$ 85,776	$ 109,684	$ 28,799	$ 138,483

A 10% increase or decrease in the fair value of such investments would result in $8.6 million and $13.8 million of unrealized gains and losses as of December 31, 2022 and 2021, respectively.

As of December 31, 2022 and 2021, we owned 17.0 million shares of common stock, respectively, or approximately 31%, of Invesque, a real estate investment company that specializes in health care real estate and senior living property investment throughout North America. The value of our Invesque shares is reported at fair market value on a quarterly basis. Invesque historically paid monthly dividends until April 2020, when dividends were discontinued. A loss in the fair market value of our Invesque shares or a reduction or discontinuation in the dividends paid on our Invesque shares could have a material adverse effect on our financial condition and results of operations. As of December 31, 2022 and 2021, the fair value of the Invesque shares was based on the market price.

See "Risk Factors — Risks Related to our Business - Our investment in Invesque shares is subject to market volatility and the risk that Invesque changes its dividend policy".

Foreign Currency Exchange Rate Risk

We have foreign currency exchange rate risk associated with certain assets and liabilities related to our foreign operations. At December 31, 2022 and 2021, 93% of our invested assets were denominated in United States (U.S.) Dollars. At December 31, 2022 and 2021, 93% and 94%, respectively, of our combined unpaid premiums and deferred revenue were denominated in U.S. Dollars. At that date, the largest foreign currency denominated balance was a fixed income exchange traded fund in British Pound Sterling reported within equity securities.

Counterparty Risk

We are subject to counterparty risk to the extent that we engage in derivative activities for hedging or other purposes. As of December 31, 2022 and 2021, the total fair value of derivative assets subject to counterparty risk, including the effect of any legal right of offset, totaled $4.3 million and $8.2 million, respectively. We generally manage our counterparty risk to derivative counterparties by entering into contracts with counterparties of high credit quality.

Total reinsurance receivables were $1,176.1 million and $880.8 million as of December 31, 2022 and 2021, respectively. Of those amounts, $603.3 million and $533.6 million, respectively, related to contracts with third-party captives in which we hold collateral or receive letters of credit in excess of the reinsurance receivables. The remainder is held with high quality reinsurers, substantially all of which have a rating of A or better by A.M. Best. As of December 31, 2022, the non-affiliated reinsurers from whom our insurance business has the largest reinsurance receivable balances represented $189.2 million, or 16.1% of the total, and included: Allianz Global Corporate & Specialty SE (A.M. Best Rating: A+ rated), Canada Life Assurance Company (A.M. Best Rating: A+ rated), and Canada Life International Reinsurance (Bermuda) Corporation (A.M. Best Rating: A+ rated). A majority of the related receivables from these reinsurers are collateralized by assets on hand and letters of credit; receivable balances from authorized reinsurers do not require collateral. Allianz Global Corporate & Specialty SE and Canada Life Assurance Company are authorized reinsurers in the states in which Fortegra's U.S. based insurance entities are domiciled. The Company monitors authorization status and A.M. Best ratings of its reinsurers periodically. As of December 31, 2022, the Company does not believe there is a risk of loss due to the concentration of credit risk in the reinsurance program given the collateralization.

We were also exposed to counterparty risk of approximately $191.1 million and $157.9 million as of December 31, 2022 and 2021, respectively, related to our retrospective commission arrangements; associated risks are offset by the Company's contractual ability to withhold future commissions against the retrospective balances. In addition, we are exposed to counterparty risk of approximately $121.3 million and $89.8 million as of December 31, 2022 and 2021, respectively, related to our premium financing business. The risk associated with such arrangements is mitigated by the fact that we have the contractual ability to cancel the insurance policy and have premiums refunded to us by the insurer in the event of a counterparty default.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Tiptree Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tiptree Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Policy liabilities and unpaid claims – Refer to Notes 2 and 13 to the financial statements

Critical Audit Matter Description

Policy liabilities and unpaid claims include claims in the normal course of settlement and reserve estimates. The Company estimates policy liabilities and unpaid claims reserves by applying a variety of generally accepted actuarial methods to historical loss development patterns, which require numerous assumptions and significant judgment.

We identified policy liabilities and unpaid claims as a critical audit matter because of the significant estimates and assumptions management made in forecasting ultimate losses. This critical audit matter required a high degree of auditor judgment and an increased extent of audit effort, including the need to involve our actuarial specialists, when performing audit procedures to evaluate management's selection of various assumptions in determining unpaid claims reserves.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to policy liabilities and unpaid claims included the following, among others:

- We tested the design and operating effectiveness of controls over policy liabilities and unpaid claims, including those related to the estimation and management's review of the estimates as well as the selection of underlying assumptions.
- We tested the design and operating effectiveness of controls over the completeness and accuracy of the premium and claim data utilized by management and their third-party actuaries.
- We evaluated the methods and assumptions used by the Company to estimate the policy liabilities and unpaid claims reserves through the following procedures:
  - With assistance from our actuarial specialists, we developed an independent expected range of policy liabilities and unpaid claims reserves based on historical and industry claim development factors.
  - With assistance from our actuarial specialists, we performed retrospective procedures comparing actual loss development with expected loss development to assess the reasonableness of assumptions used, including consideration of potential bias, in the estimation of policy liabilities and unpaid claims.
  - We tested the underlying data that served as the basis for the actuarial analysis, including historical claims data, to test that the inputs to the actuarial estimates were complete and accurate.

/s/Deloitte & Touche LLP
New York, New York
March 8, 2023

We have served as the Company's auditor since 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Tiptree Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Tiptree Inc. and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated March 8, 2023 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/Deloitte & Touche LLP
New York, New York
March 8, 2023

TIPTREE INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(in thousands, except share data)

	As of December 31,	
	2022	**2021**
Assets:		
Investments:		
Available for sale securities, at fair value, net of allowance for credit losses	$ 611,980	$ 577,448
Loans, at fair value	64,843	105,583
Equity securities	85,776	138,483
Other investments	73,025	168,656
Total investments	835,624	990,170
Cash and cash equivalents	538,065	175,718
Restricted cash	12,782	19,368
Notes and accounts receivable, net	502,311	454,369
Reinsurance receivables	1,176,090	880,836
Deferred acquisition costs	498,925	379,373
Goodwill	186,608	179,103
Intangible assets, net	117,015	122,758
Other assets	172,143	146,844
Assets held for sale	—	250,608
Total assets	**$ 4,039,563**	**$ 3,599,147**
Liabilities and Stockholders' Equity		
Liabilities:		
Debt, net	$ 259,366	$ 393,349
Unearned premiums	1,357,436	1,123,952
Policy liabilities and unpaid claims	567,193	331,703
Deferred revenue	649,150	534,863
Reinsurance payable	305,097	265,569
Other liabilities and accrued expenses	367,748	306,536
Liabilities held for sale	—	242,994
Total liabilities	**$ 3,505,990**	**$ 3,198,966**
Stockholders' Equity:		
Preferred stock: $0.001 par value, 100,000,000 shares authorized, none issued or outstanding	$ —	$ —
Common stock: $0.001 par value, 200,000,000 shares authorized, 36,385,299 and 34,124,153 shares issued and outstanding, respectively	36	34
Additional paid-in capital	382,645	317,459
Accumulated other comprehensive income (loss), net of tax	(39,429)	(2,685)
Retained earnings	54,113	68,146
Total Tiptree Inc. stockholders' equity	397,365	382,954
Non-controlling interests:		
Fortegra preferred interests	77,679	—
Common interests	58,529	17,227
Total non-controlling interests	**136,208**	**17,227**
Total stockholders' equity	**533,573**	**400,181**
Total liabilities and stockholders' equity	**$ 4,039,563**	**$ 3,599,147**

See accompanying notes to consolidated financial statements.

TIPTREE INC. AND SUBSIDIARIES
Consolidated Statements of Operations
(in thousands, except share data)

	For the Year Ended December 31,		
	2022	2021	2020
Revenues:			
Earned premiums, net	$ 904,765	$ 685,552	$ 477,991
Service and administrative fees	320,720	260,525	186,973
Ceding commissions	13,880	11,784	21,101
Net investment income	12,219	17,896	9,916
Net realized and unrealized gains (losses)	69,983	151,350	62,410
Other revenue	76,185	73,407	51,910
Total revenues	1,397,752	1,200,514	810,301
Expenses:			
Policy and contract benefits	452,605	327,012	236,898
Commission expense	522,686	396,683	280,210
Employee compensation and benefits	182,657	207,322	172,737
Interest expense	30,240	37,674	32,582
Depreciation and amortization	22,973	24,437	17,578
Other expenses	132,580	142,044	109,148
Total expenses	1,343,741	1,135,172	849,153
Income (loss) before taxes	54,011	65,342	(38,852)
Less: provision (benefit) for income taxes	50,450	21,291	(13,627)
Net income (loss)	3,561	44,051	(25,225)
Less: net income (loss) attributable to non-controlling interests	11,835	5,919	3,933
Net income (loss) attributable to common stockholders	$ (8,274)	$ 38,132	$ (29,158)
Net income (loss) per common share:			
Basic earnings per share	$ (0.23)	$ 1.13	$ (0.86)
Diluted earnings per share	$ (0.23)	$ 1.09	$ (0.86)
Weighted average number of common shares:			
Basic	35,531,149	33,223,792	33,859,775
Diluted	35,531,149	33,688,256	33,859,775
Dividends declared per common share	$ 0.16	$ 0.16	$ 0.16

See accompanying notes to consolidated financial statements.

TIPTREE INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

	For the Year Ended December 31,		
	2022	2021	2020
Net income (loss)	**$ 3,561**	**$ 44,051**	**$ (25,225)**
Other comprehensive income (loss), net of tax:			
Change in unrealized gains (losses) on available for sale securities	(55,290)	(10,750)	5,125
Change in unrealized currency translation adjustments	(7,351)	—	—
Related (provision) benefit for income taxes	14,973	2,362	(1,176)
Other comprehensive income (loss), net of tax	(47,668)	(8,388)	3,949
Comprehensive income (loss)	(44,107)	35,663	(21,276)
Less: comprehensive income (loss) attributable to non-controlling interests	8,104	5,890	3,948
Comprehensive income (loss) attributable to common stockholders	**$ (52,211)**	**$ 29,773**	**$ (25,224)**

See accompanying notes to consolidated financial statements.

TIPTREE INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
(in thousands, except shares)

	Common stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total Tiptree Inc. stockholders' equity	Non-controlling interests		Total stockholders' equity
	Number of shares	Par value					Fortegra preferred interests	Common interests	
Balance at December 31, 2019	34,562,553	$ 35	$ 326,140	$ 1,698	$ 70,189	$ 398,062	$ —	$ 13,353	$ 411,415
Adoption of accounting standard [1]	—	—	—	42	(42)	—	—	—	—
Amortization of share-based incentive compensation	—	—	3,441	—	—	3,441	—	4,130	7,571
Vesting of share-based incentive compensation [2]	504,195	—	100	—	—	100	—	(2,223)	(2,123)
Shares purchased under stock purchase plan	(2,384,286)	(2)	(13,887)	—	—	(13,889)	—	—	(13,889)
Non-controlling interest distributions	—	—	(645)	—	—	(645)	—	(1,389)	(2,034)
Net change in non-controlling interests and other	—	—	(135)	—	—	(135)	—	(425)	(560)
Common stock dividends declared	—	—	—	—	(5,566)	(5,566)	—	—	(5,566)
Other comprehensive income (loss), net of tax	—	—	—	3,934	—	3,934	—	15	3,949
Net income (loss)	—	—	—	—	(29,158)	(29,158)	—	3,933	(25,225)
Balance at December 31, 2020	32,682,462	$ 33	$ 315,014	$ 5,674	$ 35,423	$ 356,144	$ —	$ 17,394	$ 373,538
Amortization of share-based incentive compensation	—	—	2,331	—	—	2,331	—	1,725	4,056
Vesting of share-based incentive compensation	596,601	—	3,563	—	—	3,563	—	(4,816)	(1,253)
Shares issued in exchange for vested subsidiary awards [3]	1,166,307	2	105	—	—	107	—	(1,565)	(1,458)
Shares purchased under stock purchase plan	(528,662)	(1)	(2,881)	—	—	(2,882)	—	—	(2,882)
Shares issued upon exercise of warrants	207,445	—	—	—	—	—	—	—	—
Repurchase of vested subsidiary awards	—	—	(770)	—	—	(770)	—	(309)	(1,079)
Non-controlling interest contributions	—	—	—	—	—	—	—	100	100
Non-controlling interest distributions	—	—	—	—	—	—	—	(1,095)	(1,095)
Net change in non-controlling interests and other	—	—	97	—	—	97	—	(97)	—
Common stock dividends declared	—	—	—	—	(5,409)	(5,409)	—	—	(5,409)
Other comprehensive income (loss), net of tax	—	—	—	(8,359)	—	(8,359)	—	(29)	(8,388)
Net income (loss)	—	—	—	—	38,132	38,132	—	5,919	44,051
Balance at December 31, 2021	34,124,153	$ 34	$ 317,459	$ (2,685)	$ 68,146	$ 382,954	$ —	$ 17,227	$ 400,181

TIPTREE INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

(in thousands, except shares)

	Common stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total Tiptree Inc. stockholders' equity	Non-controlling interests		Total stockholders' equity
	Number of shares	Par value					Fortegra preferred interests	Common interests	
Balance at December 31, 2021	34,124,153	34	317,459	(2,685)	68,146	382,954	—	17,227	400,181
Amortization of share-based incentive compensation	—	—	6,600	—	—	6,600	—	869	7,469
Vesting of share-based incentive compensation	292,548	—	(172)	—	—	(172)	—	(1,086)	(1,258)
Shares issued in exchange for vested subsidiary awards [4]	114,353	—	866	—	—	866	—	(1,047)	(181)
Shares purchased under stock purchase plan	(165,040)	—	(1,727)	—	—	(1,727)	—	—	(1,727)
Shares issued upon exercise of warrants	1,999,989	2	13,722	—	—	13,724	—	—	13,724
Shares issued upon exercise of options	19,296	—	—	—	—	—	—	—	—
Transfer of liability awards	—	—	4,847	—	—	4,847	—	—	4,847
WP Transaction	—	—	41,092	7,193	—	48,285	77,679	41,044	167,008
Non-controlling interest contributions	—	—	—	—	—	—	—	250	250
Non-controlling interest distributions	—	—	—	—	—	—	—	(3,939)	(3,939)
Net change in non-controlling interests and other	—	—	(42)	—	—	(42)	—	491	449
Common stock dividends declared	—	—	—	—	(5,759)	(5,759)	—	—	(5,759)
Other comprehensive income (loss), net of tax	—	—	—	(43,937)	—	(43,937)	—	(3,731)	(47,668)
Subsidiary preferred dividends declared	—	—	—	—	(3,384)	(3,384)	—	—	(3,384)
Net income (loss)	—	—	—	—	(4,890)	(4,890)	—	8,451	3,561
Balance at December 31, 2022	36,385,299	$ 36	$ 382,645	$ (39,429)	$ 54,113	$ 397,365	$ 77,679	$ 58,529	$ 533,573

(1) Amounts reclassified due to adoption of ASU 2016-13. See Note (2) Summary of Significant Accounting Policies.
(2) Includes subsidiary RSU exchanges. See Note (19) Stock Based Compensation.
(3) Exchange included $1,458 in cash.
(4) Exchange included $181 in cash.

See accompanying notes to consolidated financial statements.

TIPTREE INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(in thousands)

	For the Year Ended December 31,		
	2022	2021	2020
Operating Activities:			
Net income (loss) attributable to common stockholders	$ (8,274)	$ 38,132	$ (29,158)
Net income (loss) attributable to non-controlling interests	11,835	5,919	3,933
Net income (loss)	3,561	44,051	(25,225)
Adjustments to reconcile net income to net cash provided by (used in) operating activities			
Net realized and unrealized (gains) losses	(69,983)	(151,350)	(62,410)
Net (gain) loss on held for sale of business	(3,825)	1,928	4,428
Non-cash compensation expense	9,705	11,130	8,117
Amortization/accretion of premiums and discounts	976	2,947	2,229
Depreciation and amortization expense	22,973	24,437	17,578
Non-cash lease expense	9,301	8,924	7,374
Deferred provision (benefit) for income taxes	47,548	17,730	10,733
Amortization of deferred financing costs	1,341	1,607	1,015
Change in fair value of liability classified warrants	(939)	—	—
Net loss on extinguishment of debt	940	—	353
Other	197	291	(686)
Changes in operating assets and liabilities:			
Mortgage loans originated for sale	(2,136,005)	(3,884,533)	(3,064,003)
Proceeds from the sale of mortgage loans originated for sale	2,403,223	3,925,984	3,152,104
(Increase) decrease in notes and accounts receivable	(13,227)	(54,378)	(48,527)
(Increase) decrease in reinsurance receivables	(295,254)	(152,827)	(116,839)
(Increase) decrease in deferred acquisition costs	(119,552)	(149,943)	(62,937)
(Increase) decrease in other assets	7,463	(7,065)	(22,417)
Increase (decrease) in unearned premiums	233,484	263,262	105,697
Increase (decrease) in policy liabilities and unpaid claims	235,490	98,265	33,968
Increase (decrease) in deferred revenue	113,899	135,652	122,042
Increase (decrease) in reinsurance payable	39,528	40,909	53,716
Increase (decrease) in other liabilities and accrued expenses	(27,771)	27,295	23,859
Net cash provided by (used in) operating activities	463,073	204,316	140,169
Investing Activities:			
Purchases of investments	(1,197,383)	(1,430,879)	(1,494,688)
Proceeds from sales and maturities of investments	1,260,594	1,172,044	1,400,229
Proceeds from the sale of real estate, businesses and other assets	742	8,729	3,481
Purchases of property, plant and equipment	(10,727)	(2,764)	(6,694)
Proceeds from notes receivable	85,435	56,055	41,582
Issuance of notes receivable	(114,187)	(77,077)	(62,088)
Business and asset acquisitions, net of cash and deposits	(14,960)	133	(5,313)
Net cash provided by (used in) investing activities	9,514	(273,759)	(123,491)
Financing Activities:			
Dividends paid	(7,775)	(5,409)	(5,566)
Cash received for the exercise of warrants	13,724	—	—
Net non-controlling interest (redemptions) contributions	(5,590)	(3,532)	(2,134)
Issuance of Fortegra Common Stock	98,433	—	—
Issuance of Fortegra Warrants	13,101	—	—
Issuance of Fortegra Additional Warrants (Warburg)	6,230	—	—
Issuance of Fortegra Preferred Stock	83,486	—	—
Payment of WP Transaction costs	(12,910)	—	—
Payment of debt issuance costs	(1,380)	(114)	(4,571)
Proceeds from borrowings and mortgage notes payable	2,365,320	4,084,299	3,379,688
Principal paydowns of borrowings and mortgage notes payable	(2,666,098)	(3,993,364)	(3,321,779)
Repurchases of common stock and other changes in additional paid-in capital	(1,727)	(8,145)	(13,889)
Net cash provided by (used in) financing activities	(115,186)	73,735	31,749
Effect of exchange rate changes on cash	(1,828)	—	—
Net increase (decrease) in cash, cash equivalents and restricted cash	355,573	4,292	48,427
Cash, cash equivalents and restricted cash – beginning of period	195,086	195,275	144,590
Cash, cash equivalents and restricted cash – beginning of period - held for sale	9,360	4,879	7,137
Cash, cash equivalents and restricted cash – end of period	560,019	204,446	200,154
Less: Reclassification of cash to held for sale / deconsolidation of cash previously held for sale	9,172	9,360	4,879
Cash, cash equivalents and restricted cash – end of period	$ 550,847	$ 195,086	$ 195,275

TIPTREE INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	For the Year Ended December 31,		
	2022	2021	2020
Supplemental Disclosure of Cash Flow Information:			
Cash paid during the period for interest expense	$ 29,442	$ 36,885	$ 29,538
Cash (received) paid during the period for income taxes	$ 2,259	$ 2,079	$ 1,066
Supplemental Schedule of Non-Cash Investing and Financing Activities:			
Right of use asset obtained in exchange for lease liability	$ 14,698	$ 4,281	$ 9,989
Bonds and trade receivables exchanged for corporate loans and equity securities	$ 19,846	$ —	$ —
Shares issued in exchange for vested subsidiary awards	$ 866	$ 107	$ —
Equity securities acquired as part of a dividend reinvestment plan	$ —	$ —	$ 953

	As of December 31,		
Reconciliation of cash, cash equivalents and restricted cash	2022	2021	2020
Cash and cash equivalents	$ 538,065	$ 175,718	$ 136,920
Restricted cash	12,782	19,368	58,355
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$ 550,847	$ 195,086	$ 195,275

See accompanying notes to consolidated financial statements.

(in thousands, except share data)

(1) Organization

Tiptree Inc. (together with its consolidated subsidiaries, collectively, Tiptree, the Company, or we) is a Maryland Corporation that was incorporated on March 19, 2007. Tiptree's common stock trades on the Nasdaq Capital Market under the symbol "TIPT". Tiptree is a holding company that allocates capital across a broad spectrum of businesses, assets and other investments. We classify our business into two reportable segments: Insurance and Mortgage. We refer to our non-insurance operations, assets and other investments, which is comprised of our Mortgage reportable segment and our non-reportable segments and other business activities, as Tiptree Capital.

On June 21, 2022, the Company closed the WP Transaction whereby Warburg invested $200,000 in Fortegra in exchange for Fortegra Common Stock, Fortegra Preferred Stock, Fortegra Warrants and Fortegra Additional Warrants. See Note (17) Stockholders' Equity for additional information regarding the terms of the securities issued in connection with the closing of the WP Transaction. As of December 31, 2022, Fortegra was owned approximately 79.5% by Tiptree Holdings, 17.4% by Warburg and 3.1% by management and directors of Fortegra, before giving effect to the exercise of outstanding warrants and the conversion of outstanding preferred stock.

(2) Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements of Tiptree have been prepared in accordance with GAAP and include the accounts of the Company and its subsidiaries. The consolidated financial statements are presented in U.S. dollars, the main operating currency of the Company.

Non-controlling interests on the consolidated financial statements represent the ownership interests in certain consolidated subsidiaries held by entities or persons other than Tiptree. Accounts and transactions between consolidated entities have been eliminated.

Reclassifications

As a result of changes in presentation, certain prior year amounts have been reclassified to conform to the current presentation. These reclassifications had no effect on the reported results of operations.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company's consolidated financial statements and accompanying notes. Management makes estimates and assumptions that include, but are not limited to, the determination of the following significant items:

- Fair value of financial assets and liabilities, including, but not limited to, securities, loans and derivatives
- Value of acquired assets and liabilities;
- Carrying value of goodwill and other intangibles, including estimated amortization period and useful lives;
- Reserves for unpaid losses and loss adjustment expenses, estimated future claims and losses, potential litigation and other claims;
- Revenue recognition including, but not limited to, the timing and amount of insurance premiums, service and administration fees, and loan origination fees;
- Deferred acquisition costs
- The realization of deferred tax assets, and recognition and measurement of uncertain tax positions; and
- Other matters that affect the reported amounts and disclosure of contingencies in the consolidated financial statements

Although these and other estimates and assumptions are based on the best available estimates, actual results could differ materially from management's estimates.

Business Combination Accounting

The Company accounts for business combinations by applying the acquisition method of accounting. The acquisition method requires, among other things, that the assets acquired and liabilities assumed in a business combination be measured at fair value as of the closing date of the acquisition. The net assets acquired may consist of tangible and intangible assets and the excess of purchase price over the fair value of identifiable net assets acquired, or goodwill. The determination of estimated useful lives and the allocation of the purchase price to the intangible assets requires significant judgment and affects the amount of future amortization and possible impairment charges. Contingent consideration, if any, is measured at fair value on the date of acquisition. The fair value of any contingent consideration liability is remeasured at each reporting date with any change recorded in other expense in the consolidated statements of operations. Acquisition and transaction costs are expensed as incurred.

In certain instances, the Company may acquire less than 100% ownership of an entity, resulting in the recording of a non-controlling interest. The measurement of assets and liabilities acquired and non-controlling interest is initially established at a preliminary estimate of fair value, which may be adjusted during the measurement period, primarily due to the results of valuation studies applicable to the business combination.

Acquisitions that do not meet the criteria for the acquisition method of accounting are accounted for as acquisitions of assets.

Dispositions and Assets and Liabilities Held for Sale

The results of operations of a business that has either been disposed of or are classified as held for sale are reported in discontinued operations if the disposal of the business represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results. The Company carries assets and liabilities held for sale at the lower of carrying value on the date the asset is initially classified as held for sale or fair value less costs to sell. At the time of reclassification to held for sale, the Company ceases the recording of depreciation and amortization on assets transferred.

Accounting policies specific to our dispositions and assets and liabilities held for sale are described in more detail in Note (4) Dispositions and Assets and Liabilities Held for Sale.

Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels, from highest to lowest, are defined as follows:

• Level 1 – Unadjusted, quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

• Level 2 – Significant inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Level 2 inputs include quoted prices for similar instruments in active markets, and inputs other than quoted prices that are observable for the asset or liability. The types of financial assets and liabilities carried at Level 2 are valued based on one or more of the following:

a) Quoted prices for similar assets or liabilities in active markets;
b) Quoted prices for identical or similar assets or liabilities in nonactive markets;
c) Pricing models whose inputs are observable for substantially the full term of the asset or liability;
d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

• Level 3 – Significant inputs that are unobservable inputs for the asset or liability, including the Company's own data and assumptions that are used in pricing the asset or liability.

The availability of observable inputs can vary depending on the financial asset or liability and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new, whether the product is traded on an active exchange or in the secondary market, and the current market conditions. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized within Level 3 of the fair value hierarchy. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Tiptree's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and the consideration of factors specific to the instrument. From time to time, Tiptree's assets and liabilities will transfer between one level to another level. It is Tiptree's policy to recognize transfers between different levels at the end of each reporting period.

Tiptree utilizes both observable and unobservable inputs in its valuation methodologies. Observable inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, benchmark securities, bids, offers and reference data. In addition, specific issuer information and other market data is used. For broker quotes, quotes are obtained from sources recognized to be market participants. Unobservable inputs may include expected cash flow streams, default rates, supply and demand considerations and market volatility.

Fair Value Option

In addition to the financial instruments that the Company is required to measure at fair value, the Company has elected to make an irrevocable election to utilize fair value as the initial and subsequent measurement attribute for certain eligible financial assets and liabilities. Unrealized gains and losses on items for which the fair value option has been elected are reported in Net realized and unrealized gains (losses) within the consolidated statements of operations. The decision to elect the fair value option is determined on an instrument-by-instrument basis and must be applied to an entire instrument and is irrevocable once elected.

Derivative Financial Instruments and Hedging

The Company utilizes derivative financial instruments as part of its overall investment and hedging activities. Derivative contracts are subject to additional risk that can result in a loss of all or part of an investment. The Company's derivative activities are primarily entered into in order to manage underlying credit risk, market risk, interest rate risk and currency exchange rate risk. As a matter of policy, derivatives are not used for speculative purposes. Derivative instruments are measured at fair value on a recurring basis and are included in other investments or other liabilities and accrued expenses on the consolidated balance sheets. See Note (10) Derivative Financial Instruments and Hedging.

The Fortegra Additional Warrants (Warburg) are classified as a derivative liability given that (i) the holder can exercise the warrant for a variable number of shares and (ii) and the value of the warrant varies inversely with the value of Fortegra's common stock. As such, the derivative liability is marked to fair value at each reporting period and its change in fair value is recorded in other expenses. See Note (10) Derivative Financial Instruments and Hedging, Note (12) Fair Value of Financial Instruments and Note (17) Stockholders' Equity for additional information.

Derivative Instruments Designated as Cash Flow Hedging Instruments

The Company uses cash flow hedges from time to time to reduce the exposure to variability of cash flows from floating rate borrowings. If a derivative instrument meets certain cash flow hedge accounting criteria, it is recorded on the consolidated balance sheet at its fair value, as either an asset or a liability, with offsetting changes in fair value recognized in AOCI. The effective portion of the changes in fair value of derivatives are reported in AOCI and amounts previously recorded in AOCI are recognized in earnings in the period in which the hedged transaction affects earnings. Any ineffective portions of the change in fair value of the derivative are recognized in current earnings.

Stock Based Compensation

The Company accounts for share-based compensation issued to employees, directors, and affiliates of the Company using the current fair value methodology based on the type of vesting condition – time based, performance based or market based or combination. See Note (19) Stock Based Compensation.

The Company initially measures the cost of all share-based compensation incentive awards at fair value on the date of grant, whether accounted for as an equity or liability award. The compensation cost is recognized over the required service period, generally defined as the vesting period using the straight-line method. When the share-based compensation awards are accounted for as equity awards, the compensation cost is charged to expense with a corresponding credit to additional paid-in capital. If the share-based compensation awards are accounted for as liability awards, their fair value is remeasured at each reporting period, with the compensation cost charged to expense with a corresponding credit to other liabilities.

Grants of subsidiary restricted stock units (RSUs) exchangeable into common stock of the Company are accounted for as equity based upon their expected settlement method. The Company recognizes the cost of such awards over the vesting period using the straight-line method and uses the graded-vesting method to recognize compensation expense for the performance vesting RSUs. Compensation expense will be recognized to the extent that it is probable that the performance condition will be achieved. The Company reassesses the probability of satisfaction of the performance condition for the performance vesting RSUs for each reporting period.

Income Taxes

Deferred tax assets and liabilities are determined using the asset and liability method. Under this method, deferred tax assets and liabilities are established for future tax consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to reverse. A valuation allowance is established when necessary to reduce a deferred tax asset to the amount expected to be realized. Several of the Company's subsidiaries file state tax returns on a standalone basis. As of June 21, 2022, Fortegra began filing federal and state tax returns on a stand-alone basis. These U.S. federal and state income tax returns, when filed, will be subject to examination by the Internal Revenue Service and state departments of revenue. See Note (20) Income Taxes.

The Company evaluates tax positions taken or expected to be taken in the course of preparing its tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. The Company's provision or benefit for income taxes is adjusted accordingly for tax positions not deemed to meet the more likely than not threshold. The Company's policy is to account for interest as a component of interest expense and penalties as a component of other expenses.

Earnings Per Share

The Company presents both basic and diluted earnings per Common Share in its consolidated financial statements and footnotes thereto. Basic earnings per Common Share (Basic EPS) excludes dilution and is computed by dividing net income or loss available to common stockholders by the weighted average number of common shares outstanding, which includes vested RSUs, for the period. Diluted earnings per Common Share (Diluted EPS) reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares where such exercise or conversion would result in a lower earnings per share amount.

The Company calculates EPS using the two-class method, which is an earnings allocation formula that determines EPS for common shares and participating securities. Unvested RSUs contain non-forfeitable rights to distributions or distribution equivalents (whether paid or unpaid) and are participating securities that are included in the computation of EPS using the two-class method. Accordingly, all earnings (distributed and undistributed) are allocated to common shares and participating securities based on their respective rights to receive distributions. The participating securities do not have a contractual obligation to absorb losses and are only allocated in periods where there is income.

See Note (22) Earnings Per Share, for EPS computations.

Investments

The Company records all investment transactions on a trade-date basis. Realized gains (losses) are determined using the specific-identification method. The Company classifies its investments in debt securities as available for sale, trading or held-to-maturity based on the Company's intent and ability to hold the debt security to maturity. The Company did not have any held-to-maturity securities at December 31, 2022 and 2021. See Note (6) Investments.

Available for Sale Securities, at Fair Value (AFS)

AFS are securities that are not classified as trading or held-to-maturity and are intended to be held for indefinite periods of time. AFS securities include those debt securities that management may sell as part of its asset/liability management strategy or in response to changes in interest rates, resultant prepayment risk or other factors. AFS securities are held at fair value on the consolidated balance sheet with changes in fair value including non-credit related losses, net of related tax effects, recorded in the AOCI component of stockholders' equity in the period of change. Upon the disposition of an AFS security, the Company reclassifies the gain or loss on the security from AOCI to net realized and unrealized gains (losses) on the consolidated statements of operations.

For AFS securities, the Company reviews its securities portfolio for impairment and determines if impairment is related to credit loss or non-credit loss. In making the assessment of whether a loss is from credit or other factors, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows is less than the amortized cost basis, a credit loss exists and an allowance is created, limited by the amount that the fair value is less than the amortized cost basis.

Subsequent activity related to the credit loss component (e.g. write-offs, recoveries) is recognized as part of the allowance for credit losses on AFS securities. For AFS securities which have an expectation of zero risk of nonpayment of the amortized cost basis (e.g. U.S. Treasury securities or agency securities), the expected credit loss is zero.

Loans, at Fair Value

Loans, at fair value is substantially comprised of (i) corporate loans and (ii) loans originated by the Company's mortgage finance business. Changes in their fair value are reported within net realized and unrealized gains (losses) in our consolidated statements of operations.

Corporate Loans

Corporate loans are comprised of middle market loans and bank loans which are carried at fair value. In general, the fair value is obtained from an independent pricing service which provides coverage of secondary market participants. The values represent a composite of mark-to-market bid/offer prices. In certain circumstances, the Company will make its own determination of fair value of loans based on internal models and other unobservable inputs.

Mortgage Loans Held for Sale

Mortgage loans held for sale represent loans originated and held until sold to secondary market investors. Such loans are typically warehoused for a period after origination or purchase before sale into the secondary market. Loans are sold either servicing released, or in select instances, servicing retained into the secondary loan market. The Company has elected to measure all mortgage loans held for sale at fair value. These loans are considered sold when the Company surrenders control to the purchaser. The gains or losses on sales of such loans, net of any accrual for standard representations and warranties, are reported in operating results as a component of net realized and unrealized gains (losses) in the consolidated statements of operations in the period when the sale occurs.

Equity Securities

Equity securities are investments consisting of equity securities that are purchased principally for the purpose of selling them in the near term. Changes in fair value are recorded in net realized and unrealized gains (losses) on investments on the consolidated statements of operations in the period of change.

Other Investments

Vessels, net

Investments in vessels, net are carried at cost (inclusive of capitalized acquisition costs, where applicable) less accumulated depreciation. Subsequent expenditures are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise, these amounts are expensed as incurred. Vessels acquired are recognized at their fair value as of the date of the acquisition.

Depreciation is computed using the straight-line method over the vessel's estimated remaining useful life, after considering the estimated salvage value. A vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Upon transferring the vessels and related assets to held for sale on the consolidated balance sheets, the vessels are no longer depreciated.

Vessels are reviewed for potential impairment when events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. Potential impairment indicators are primarily based upon a comparison of the market value of a vessel to its carrying value. Market values are based upon quoted prices from industry-recognized sources. The Company evaluates market quotes of vessels for reasonableness by comparison to available market transactions or internal valuation models. An impairment charge would be recognized if the estimated undiscounted future net cash flows expected to result from the operation and subsequent disposal of the vessel are less than the vessel's carrying amount.

The Company's estimate of future revenue is based upon time charter equivalent (TCE) rates using current market rates. The Company uses average historical rates for periods beyond those for which rates are available. Estimated cash flows are net of brokerage and address commissions, vessel operating expenses, and estimated costs of drydocking and include an inflation factor, as appropriate. The projected undiscounted future cash flows are comprised of the net of these inflows and outflows, plus an estimated salvage value.

There were no impairments recognized for the years ended December 31, 2022 or 2021. As of December 31, 2022, all remaining tanker and dry-bulk vessels had been sold. See Note (4) Dispositions and Assets and Liabilities Held for Sale.

Cash and Cash Equivalents

The Company considers all highly liquid investments of sufficient credit quality purchased with an initial maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of U.S. denominated cash on hand, cash held in banks and investments in money market funds.

Restricted Cash

The Company's restricted cash primarily consists of cash for unremitted premiums received from agents and insurers, fiduciary cash for reinsurers and pledged assets for the protection of policy holders in various state jurisdictions. Restricted cash also includes cash posted as collateral under credit facilities to maintain borrowing base sufficiency, borrower escrow funds for taxes, insurance, rate-lock fees and servicing related escrow funds and collateral on warehouse borrowings.

Notes and Accounts Receivable, Net

Notes Receivable, Net

The Company's notes receivable, net includes receivables related to the insurance business for its premium financing programs.

The Company accrues interest income on its notes receivable based on the contractual terms of the respective note. The Company monitors all notes receivable for delinquency and provides for estimated losses for specific receivables that are not likely to be collected. In addition to allowances for bad debt for specific notes receivable, a general provision for bad debt is estimated for the Company's notes receivable based on history. Account balances are generally charged against the allowance when the Company believes it is probable that the note receivable will not be recovered and has exhausted its contractual and legal remedies.

Generally, receivables overdue more than 120 days are written off when the Company determines it has exhausted reasonable collection efforts and remedies, see Note (7) Notes and Accounts Receivable, net.

Accounts and Premiums Receivable, Net

(in thousands, except share data)

Accounts and premiums receivable, net are primarily trade receivables from the insurance business that are carried at their approximate fair value. Accounts and premiums receivable from the Company’s insurance business consist primarily of advance commissions and agents' balances in course of collection and billed but not collected policy premiums, presented net of the allowance for doubtful accounts. For policy premiums that have been billed but not collected, the Company records a receivable on its consolidated balance sheets for the full amount of the premium billed, with a corresponding liability, net of its commission, to insurance carriers. The Company earns interest on the premium cash during the period of time between receipt of the funds and payment of these funds to insurance carriers. The Company maintains an allowance for doubtful accounts based on an estimate of uncollectible accounts.

Retrospective commissions receivable, Trust receivables and Other receivables

Retrospective commissions receivable, trust receivables and other receivables are primarily trade receivables from the insurance business that are carried net of allowance at their approximate fair value.

Reinsurance Receivables

Through the insurance business, the Company has various reinsurance agreements in place whereby the amount of risk in excess of its retention goals is reinsured by unrelated domestic and foreign insurance companies. The Company is required to pay losses even if a reinsurer fails to meet its obligations under the applicable reinsurance agreement. Reinsurance receivables include amounts related to paid benefits, unpaid benefits and prepaid reinsurance premiums. Reinsurance receivables are based upon estimates and are reported on the consolidated balance sheets separately as assets, as reinsurance does not relieve the Company of its legal liability to policyholders. Management continually monitors the financial condition and agency ratings of the Company’s reinsurers and believes that the reinsurance receivables accrued are collectible. Balances recoverable from reinsurers and amounts ceded to reinsurers relating to the unexpired portion of reinsured policies are presented as assets. Experience refunds from reinsurers are recognized based on the underwriting experience of the underlying contracts.

Deferred Acquisition Costs

The Company defers certain costs of acquiring new and renewal insurance policies and other products as follows within the Company’s insurance business. Amortization of deferred acquisition costs was $479,125, $375,052, and $265,781 for the years ended December 31, 2022, 2021 and 2020, respectively.

Insurance policy related deferred acquisition costs are limited to direct costs that resulted from successful contract transactions and would not have been incurred by the Company’s insurance company subsidiaries had the transactions not occurred. These capitalized costs are amortized as the related premium is earned.

Other deferred acquisition costs are limited to prepaid direct costs, typically commissions and contract transaction fees, that resulted from successful contract transactions and would not have been incurred by the Company had the transactions not occurred. These capitalized costs are amortized as the related service and administrative fees are earned.

The Company evaluates whether all deferred acquisition costs are recoverable at year end, and considers investment income in the recoverability analysis for insurance policy related deferred acquisition costs. As a result of the Company’s evaluations, no write-offs for unrecoverable deferred acquisition costs were recognized during the years ended December 31, 2022, 2021 and 2020.

Goodwill and Intangible Assets, net

The initial measurement of goodwill and intangibles requires judgment concerning estimates of the fair value of the acquired assets and liabilities. Goodwill and indefinite-lived intangible assets are not amortized but subject to tests for impairment annually or if events or circumstances indicate it is more likely than not they may be impaired. Finite-lived intangible assets are amortized over their estimated useful lives principally using a pattern of economic benefit for customer relationships and a straight-line method for other intangible assets. Finite-lived intangible assets are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. The Company carries intangible assets, which represent customer and agent relationships, trade names, insurance licenses (certificates of authority granted by individual state departments of insurance), the value of in-force insurance policies acquired, software acquired or internally developed and fishing licenses. Management has deemed the insurance licenses to have an indefinite useful life. Costs incurred to renew or maintain insurance licenses are recorded as operating costs in the period in which they arise. See Note (9) Goodwill and Intangible Assets, net.

Other Assets

Other assets primarily consist of mortgage servicing rights, loans eligible for repurchase, right of use assets, prepaid expenses, and furniture, fixtures and equipment, net. See Note (15) Other Assets and Other Liabilities and Accrued Expenses.

Mortgage Servicing Rights

Mortgage servicing rights represent the fair value of the right to service the underlying mortgage loans. The estimated fair value is provided by a third-party valuation service and represents the price that a willing buyer would currently pay for the Company's mortgage servicing rights. Changes in fair value are recorded in net realized and unrealized gains (losses) on the consolidated statements of operations in the period of change.

Debt, net

Debt is carried on the consolidated balance sheets at an amount equal to the unpaid principal balance, net of any remaining unamortized discount or premium and direct and any incremental costs attributable to issuance. Discounts, premiums and direct and incremental costs are amortized as a component of interest expense in the consolidated statements of operations over the life of the debt. See Note (11) Debt, net.

Unearned Premiums

Premiums written are earned over the life of the respective policy using the Rule of 78's, pro rata, or other actuarial methods as appropriate for the type of business. Unearned premiums represent the portion of premiums that will be earned in the future. A premium deficiency reserve is recorded if anticipated losses, loss adjustment expenses, deferred acquisition costs and policy maintenance costs exceed the recorded unearned premium reserve and anticipated investment income. As of December 31, 2022 and 2021, no deficiency reserves were recorded.

Policy Liabilities and Unpaid Claims

Policyholder account balances relate to investment-type individual annuity contracts in the accumulation phase. Policyholder account balances are carried at accumulated account values, which consist of deposits received, plus interest credited, less withdrawals and assessments. Minimum guaranteed interest credited to these contracts ranges from 3.0% to 4.0%.

The Company's claims are generally reported and settled quickly, resulting in consistent historical loss development patterns. The Company's actuaries apply a variety of generally accepted actuarial methods to the historical loss development patterns, to derive cumulative development factors. These cumulative development factors are applied to reported losses for each accident quarter to compute ultimate losses. The indicated required reserve is the difference between the ultimate losses and the reported losses. The actuarial methods used include but are not limited to the chain ladder method, the Bornhuetter-Ferguson method, and the expected loss ratio method. The actuarial analyses are performed on a basis gross of ceded reinsurance, and the resulting factors and estimates are then used in calculating the net loss reserves which take into account the impact of reinsurance. The Company has not made any changes to its methodologies for determining claim reserves in the periods presented.

(in thousands, except share data)

Credit life and accidental death and dismemberment (AD&D) unpaid claims reserves include claims in the course of settlement and incurred but not reported (IBNR). Credit disability unpaid claims reserves also include continuing claim reserves for open disability claims. For all other product lines, unpaid claims reserves include case reserves for reported claims and bulk reserves for IBNR claims. The Company uses a number of algorithms in establishing its unpaid claims reserves. These algorithms are used to calculate unpaid claims as a function of paid losses, earned premium, reported incurred losses, target loss ratios, and in-force amounts or a combination of these factors.

Anticipated future loss development patterns form a key assumption underlying these analyses. Generally, unpaid claims reserves, and associated incurred losses, are impacted by loss frequency, which is the measure of the number of claims per unit of insured exposure, and loss severity, which is based on the average size of claims. Factors affecting loss frequency and loss severity may include changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation, economic conditions, morbidity patterns and the attitudes of claimants towards settlements.

The unpaid claims reserves represent the Company’s best estimates at a given time, based on the projections and analyses discussed above. Actual claim costs are dependent upon a number of complex factors such as changes in doctrines of legal liabilities and damage awards. These factors are not directly quantifiable, particularly on a prospective basis. The Company periodically reviews and updates its methods of making such unpaid claims reserve estimates and establishing the related liabilities based on our actual experience. The Company has not made any changes to its methodologies for determining unpaid claims reserves in the periods presented.

In accordance with applicable statutory insurance company regulations, the Company’s recorded unpaid claims reserves are evaluated by appointed independent third-party actuaries, who perform this function in compliance with the Standards of Practice and Codes of Conduct of the American Academy of Actuaries. The independent actuaries perform their actuarial analyses annually and prepare opinions, statements, and reports documenting their determinations. For December 31, 2022 and 2021, our appointed independent third-party actuaries found the Company’s reserves to be adequate.

Deferred Revenue

Deferred revenues represent the portion of income that will be earned in the future attributable to motor club memberships, mobile device protection plans, and other non-insurance service contracts that are earned over the respective contract periods using the Rule of 78's, modified Rule of 78's, pro rata, or other methods as appropriate for the contract. A deficiency reserve would be recorded if anticipated contract benefits, deferred acquisition costs and contract service costs exceed the recorded deferred revenues and anticipated investment income. As of December 31, 2022 and 2021, no deficiency reserves were recorded.

Other Liabilities and Accrued Expenses

Other liabilities and accrued expenses primarily consist of lease liabilities, accounts payable and accrued expenses, deferred tax liabilities, net, securities sold, not yet purchased, commissions payable and accrued interest payable. See Note (15) Other Assets and Other Liabilities and Accrued Expenses.

Revenue Recognition

The Company earns revenues from a variety of sources:

Earned Premiums, Net

Net earned premium is from direct and assumed earned premium consisting of revenue generated from the direct sale of insurance policies by the Company’s distributors and premiums written for insurance policies by another carrier and assumed by the Company. Whether direct or assumed, the premium is earned over the life of the respective policy using methods appropriate to the pattern of losses for the type of business. Methods used include the Rule of 78's, pro rata, and other actuarial methods. Management selects the appropriate method based on available information, and periodically reviews the selections as additional information becomes available. Direct and assumed premiums are offset by premiums ceded to the Company’s reinsurers, including producer owned reinsurance companies (PORCs), earned in the same manner. The amount ceded is proportional to the amount of risk assumed by the reinsurer.

Service and Administrative Fees

The Company earns service and administrative fees from a variety of activities. Such fees are typically positively correlated with transaction volume and are recognized as revenue as they become both realized and earned.

<u>Service Fees.</u> *S*ervice fee revenue is recognized as the services are performed. These services include fulfillment, software development, and claims handling for our customers. Collateral tracking fee income is recognized when the service is performed and billed. Management reviews the financial results under each significant contract on a monthly basis. Any losses that may occur due to a specific contract would be recognized in the period in which the loss is determined probable. During the years ended December 31, 2022, 2021 and 2020, respectively, the Company did not incur a loss with respect to a specific significant service fee contract.

<u>Administrative Fees.</u> Administrative fee revenue includes the administration of premium associated with our producers and their PORCs. In addition, we also earn fee revenue from debt cancellation, motor club, and service contract products. Related administrative fee revenue is recognized consistent with the earnings recognition pattern of the underlying insurance policies, debt cancellation contracts, auto and consumer goods service contracts, and motor club memberships being administered, using Rule of 78's, modified Rule of 78's, pro rata, or other actuarial methods as appropriate for the contract. Management selects the appropriate method based on available information, and periodically reviews the selections as additional information becomes available.

Ceding Commissions

Ceding commissions earned under reinsurance agreements are based on contractual formulas that take into account, in part, underwriting performance and investment returns experienced by the assuming companies. As experience changes, adjustments to the ceding commissions are reflected in the period incurred and are based on the claim experience of the related policy. The adjustment is calculated by adding the earned premium and investment income from the assets held in trust for the Company's benefit less earned commissions, incurred claims and the reinsurer's fee for the coverage.

Vessel Related Revenue

The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered under time or voyage charters, where a contract is entered into for the use of a vessel for a specific voyage or a specific period of time and at a specified daily charter rate. Charter revenues are recognized as earned on a straight-line basis over the term of the charter as service is provided.

Revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Unearned revenue includes revenue received prior to the balance sheet date relating to services to be rendered after the balance sheet date. Vessel related revenue is recorded in other investment income as a part of other revenue. See Note (16) Other Revenue and Other Expenses.

Policy and Contract Benefits

Member Benefit Claims

Member benefit claims represent claims paid on behalf of contract holders directly to third-party providers for roadside assistance and for the repair or replacement of covered products. Claims can also be paid directly to contract holders as a reimbursement payment, provided supporting documentation of loss is submitted to the Company. Claims are recognized as expense when incurred.

Net Losses and Loss Adjustment Expenses

Net losses and loss adjustment expenses represent losses and related claim adjudication and processing costs on insurance contract claims, net of amounts ceded. Net losses include actual claims paid and the change in unpaid claim reserves.

Commissions Payable and Expense

Commissions are paid to distributors and retailers selling credit insurance policies, motor club memberships, mobile device protection, and vehicle service contracts, and are generally deferred and expensed in proportion to the earning of related revenue. Credit insurance commission rates, in many instances, are set by state regulators and are also impacted by market conditions. In certain instances, credit insurance commissions are subject to retrospective adjustment based on the profitability of the related policies. Under these retrospective commission arrangements, the producer of the credit insurance policies receives a retrospective commission if the premium generated by that producer in the accounting period exceeds the costs associated with those policies, which includes the Company's administrative fees, claims, reserves, and premium taxes. The Company analyzes the retrospective commission calculation periodically for each producer and, based on the analysis associated with each such producer, the Company records a liability for any positive net retrospective commission earned and due to the producer or, conversely, records a receivable, net of allowance, for amounts due from such producer for instances where the net result of the retrospective commission calculation is negative. Commissions payable are included in other liabilities and accrued expenses. See Note (15) Other Assets and Other Liabilities and Accrued Expenses.

(in thousands, except share data)

Recent Accounting Standards

Recently Adopted Accounting Pronouncements

Accounting Standard Update	Description	Adoption Date	Impact on Financial Statements
2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40)	The standard simplifies the accounting for certain financial instruments. The guidance reduces the number of accounting models for convertible debt instruments by eliminating the cash conversion and beneficial conversion models and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity's own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity's own equity. This standard amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. Either a full or modified retrospective method of transition is permissible for the adoption of this standard.	January 1, 2022	The adoption of the standard did not materially impact the Company's consolidated financial statements.
2021-08, Business Combinations (Topic 805) - Accounting for Contract Assets and Contract Liabilities from Contracts with Customers	This standard addresses diversity in practice and inconsistency related to recognition of an acquired contract liability, and payment terms and their effect on subsequent revenue recognized by the acquirer. This standard is effective for annual periods beginning after December 15, 2023, including interim periods within those fiscal years. Entities should apply the provisions of the new standard prospectively to business combinations occurring on or after the effective date of the standard. Early adoption is permitted, including in an interim period. We early adopted this standard and applied it to all 2022 business combinations.	January 1, 2022	The adoption of the standard did not materially impact the Company's consolidated financial statements.
2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes	The standard eliminates the need for an organization to analyze whether the following apply in a given period (1) exception to the incremental approach for intraperiod tax allocation, (2) exceptions to accounting for basis differences when there are ownership changes in foreign investments and (3) exceptions in interim period income tax accounting for year-to-date losses that exceed anticipated losses. The ASU also is designed to improve financial statement preparers' application of income tax-related guidance and simplify GAAP for (1) franchise taxes that are partially based on income, (2) transactions with a government that result in a step-up in the tax basis of goodwill, (3) separate financial statements of legal entities that are not subject to tax, and (4) enacted changes in tax laws in interim periods.	January 1, 2021	The standard makes changes to areas of tax accounting for transactions and situations which do not currently apply to the Company's activity, so the adoption of the standard does not currently impact the Company's financial statements.
2016-13 Financial Instruments -Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments	Topic 326 amended guidance on reporting credit losses for assets held on an amortized cost basis and AFS debt securities. For assets held on an amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in previous GAAP and instead requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For AFS debt securities, credit losses should be measured in a manner similar to previous GAAP; however, Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. Changes in the allowance account are recorded in the period of change as a credit loss expense or reversal of credit loss expense. The measurement of credit losses is not impacted, except that credit losses recognized are limited to the amount by which fair value is below amortized cost.	January 1, 2020	The adoption of this guidance resulted in an immaterial reclassification from AOCI to retained earnings in the Company's consolidated financial statements.

(in thousands, except share data)

Recently Issued Accounting Pronouncements, Not Yet Adopted

Standard	Description	Adoption Date	Impact on Financial Statements
2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and 2022-06 Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848	The amendments in these updates provide optional guidance for a limited period to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The amendments provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform if certain criteria are met.	The standard is effective for all entities as of March 12, 2020, through December 31, 2024.	The Company is evaluating its option to adopt the guidance when it is applicable.

(3) Acquisitions

Acquisition of ITC Compliance GRP Limited

On April 1, 2022, a subsidiary in our insurance business acquired all of the equity interests in ITC for total cash consideration of approximately $15,000, net of cash acquired of $6,123, plus earn out payments based on achievement of specific performance metrics. ITC is a provider of regulatory support and compliance services to the retail automotive sector in the United Kingdom.

The preliminary purchase price allocation below has been developed based on preliminary estimates of fair value using the historical financial statements of ITC as of the acquisition date and is subject to the completion of management's final analysis. Identifiable assets acquired were primarily made up of goodwill and intangible assets. Management's preliminary allocation of the purchase price to the net assets acquired resulted in the recording of goodwill and intangible assets of $8,122 and $10,964, respectively, which the Company may modify during the one year period allowed for purchase accounting adjustments during the measurement period. See Note (9) Goodwill and Intangible Assets, net.

(in thousands, except share data)

(4) Dispositions and Assets and Liabilities Held for Sale

Dispositions

During the year ended December 31, 2022, the Company completed the sale of three dry bulk vessels and two product tankers from its maritime shipping operations. The Company recognized a net gain of $34,803, based on proceeds of $116,678 plus final settlement of assets. The transactions did not meet the requirements to be classified as discontinued operations.

Assets and Liabilities Held for Sale

The Company entered into a definitive agreement to sell Luxury, which was classified as held for sale at December 31, 2021. The Company deconsolidated Luxury effective as of July 1, 2022 due to the execution of an amendment to the definitive agreement to sell Luxury on that date. As of that date, Tiptree no longer had a variable interest in Luxury and all of the risks and rewards associated with Luxury were transferred to the buyer. The transaction did not meet the requirements to be classified as a discontinued operation. The following table presents detail of Luxury's assets and liabilities held for sale in the consolidated balance sheets for the following periods:

	As of December 31, 2021
Assets:	
Investments:	
Loans, at fair value	$ 236,810
Other investments	2,071
Total investments	238,881
Cash, cash equivalents and restricted cash	9,360
Notes and accounts receivable, net	157
Other assets	2,210
Assets held for sale	$ 250,608
Liabilities:	
Debt, net	$ 227,973
Other liabilities and accrued expenses (1)	15,021
Liabilities held for sale	$ 242,994

(1) Includes deferred tax liabilities of $659 as of December 31, 2021.

Luxury's earnings had no impact to net income (loss) attributable to common stockholders for the years ended December 31, 2022 and 2021.

(5) Operating Segment Data

Tiptree is a holding company that allocates capital across a broad spectrum of businesses, assets and other investments. Tiptree's principal operating subsidiary, Fortegra, is a leading provider of specialty insurance, service contract products and related service solutions. Based on the ASC 280, Segment Reporting, quantitative analysis performed as of December 31, 2022, our reportable segments are Insurance and Mortgage. We refer to our non-insurance operations, assets and other investments, comprised of our Mortgage reportable segment and our non-reportable operating segments and other business activities, as Tiptree Capital. Corporate activities include holding company interest expense, employee compensation and benefits, and other expenses.

Our reportable segments' income or loss is reported before income taxes and non-controlling interests. Segment results incorporate the revenues and expenses of these subsidiaries since they commenced operations or were acquired. Intercompany transactions are eliminated.

Descriptions of our Insurance reportable segment and Tiptree Capital, including our Mortgage reportable segment, are as follows:

Insurance operations are conducted through Fortegra, which is a leading provider of specialty insurance products and related

(in thousands, except share data)

services. Fortegra designs, markets and underwrites specialty property and casualty insurance products incorporating value-added coverages and services for select target markets or niches. Fortegra's products and services include niche commercial and personal lines, service contracts, and other insurance services.

Tiptree Capital:

Mortgage operations are conducted through Reliance. The Company's mortgage business originates loans for sale to institutional investors, including GSEs and FHA/VA and services loans on behalf of Fannie Mae, Freddie Mac, and Ginnie Mae.

Other includes our maritime shipping operations, asset management, other investments (including our Invesque shares), and Luxury mortgage operations (deconsolidated effective as of July 1, 2022).

The tables below present the components of revenue, expense, income (loss) before taxes, and assets for our reportable segments as well as Tiptree Capital - Other for the following periods:

	For the Year Ended December 31, 2022			
		Tiptree Capital		
	Insurance	Mortgage	Other	Total
Total revenues	$ 1,248,796	$ 70,246	$ 78,710	$ 1,397,752
Total expenses	(1,180,646)	(69,372)	(47,307)	(1,297,325)
Corporate expenses	—	—	—	(46,416)
Income (loss) before taxes	$ 68,150	$ 874	$ 31,403	$ 54,011
Less: provision (benefit) for income taxes				50,450
Net income (loss)				$ 3,561
Less: net income (loss) attributable to non-controlling interests				11,835
Net income (loss) attributable to common stockholders				$ (8,274)

	For the Year Ended December 31, 2021			
		Tiptree Capital		
	Insurance	Mortgage	Other	Total
Total revenues	$ 984,130	$ 111,295	$ 105,089	$ 1,200,514
Total expenses	(914,273)	(82,888)	(87,879)	(1,085,040)
Corporate expenses	—	—	—	(50,132)
Income (loss) before taxes	$ 69,857	$ 28,407	$ 17,210	$ 65,342
Less: provision (benefit) for income taxes				21,291
Net income (loss)				$ 44,051
Less: net income (loss) attributable to non-controlling interests				5,919
Net income (loss) attributable to common stockholders				$ 38,132

	For the Year Ended December 31, 2020			
		Tiptree Capital		
	Insurance	Mortgage	Other	Total
Total revenue	$ 691,061	$ 112,165	$ 7,075	$ 810,301
Total expense	(664,113)	(81,063)	(68,317)	(813,493)
Corporate expense	—	—	—	(35,660)
Income (loss) before taxes	$ 26,948	$ 31,102	$ (61,242)	$ (38,852)
Less: provision (benefit) for income taxes				(13,627)
Net income (loss)				$ (25,225)
Less: net income (loss) attributable to non-controlling interests				3,933
Net income (loss) attributable to common stockholders				$ (29,158)

The Company conducts its operations primarily in the U.S. with 8.8%, 7.2% and 5.2% of total revenues generated overseas for the years ended December 31, 2022, 2021 and 2020, respectively.

(in thousands, except share data)

The following table presents the reportable segments. Tiptree Capital - Other and Corporate assets for the following periods:

	As of December 31, 2022					As of December 31, 2021				
		Tiptree Capital					Tiptree Capital			
	Insurance	Mortgage	Other	Corporate	Total	Insurance	Mortgage	Other	Corporate	Total
Total assets	$3,702,577	$ 156,122	$ 86,402	$ 94,462	$4,039,563	$3,002,152	$ 201,134	$ 384,564	$ 11,297	$3,599,147

(6) Investments

The following table presents the Company's investments related to insurance operations and other Tiptree investing activities, measured at fair value as of the following periods:

	As of December 31, 2022			
		Tiptree Capital		
	Insurance	Mortgage	Other	Total
Available for sale securities, at fair value, net of allowance for credit losses	$ 611,980	$ —	$ —	$ 611,980
Loans, at fair value	14,312	50,531	—	64,843
Equity securities	72,992	—	12,784	85,776
Other investments	66,163	4,038	2,824	73,025
Total investments	$ 765,447	$ 54,569	$ 15,608	$ 835,624

	As of December 31, 2021			
		Tiptree Capital		
	Insurance	Mortgage	Other	Total
Available for sale securities, at fair value, net of allowance for credit losses	$ 577,448	$ —	$ —	$ 577,448
Loans, at fair value	7,099	98,484	—	105,583
Equity securities	109,684	—	28,799	138,483
Other investments	79,975	7,981	80,700	168,656
Total investments	$ 774,206	$ 106,465	$ 109,499	$ 990,170

Available for Sale Securities, at fair value

All of the Company’s investments in Available for Sale Securities, at fair value, net of allowance for credit losses (AFS securities) as of December 31, 2022 and 2021 are held by subsidiaries in the insurance segment. The following tables present the Company's investments in AFS securities:

	As of December 31, 2022				
	Amortized cost	Allowance for Credit Losses(1)	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$ 417,278	$ —	$ 844	$ (36,062)	$ 382,060
Obligations of state and political subdivisions	54,390	(3)	4	(4,937)	49,454
Corporate securities	176,187	(183)	1	(14,006)	161,999
Asset backed securities	19,596	(1)	—	(4,246)	15,349
Certificates of deposit	756	—	—	—	756
Obligations of foreign governments	2,629	(3)	—	(264)	2,362
Total	$ 670,836	$ (190)	$ 849	$ (59,515)	$ 611,980

	As of December 31, 2021				
	Amortized cost	Allowance for Credit Losses(1)	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$ 352,288	$ —	$ 2,087	$ (3,197)	$ 351,178
Obligations of state and political subdivisions	57,923	—	1,050	(313)	58,660

(in thousands, except share data)

Corporate securities	145,997	(241)	517	(1,396)	144,877
Asset backed securities	19,511	—	82	(2,146)	17,447
Certificates of deposit	2,696	—	—	—	2,696
Obligations of foreign governments	2,649	(4)	3	(58)	2,590
Total	$ 581,064	$ (245)	$ 3,739	$ (7,110)	$ 577,448

(1) Represents the amount of impairment that has resulted from credit-related factors, and therefore was recognized in net realized and unrealized gains (losses) as a credit loss on AFS securities. Amount excludes unrealized losses relating to non-credit factors.

The amortized cost and fair values of AFS securities, by contractual maturity date, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	As of			
	December 31, 2022		December 31, 2021	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 52,265	$ 51,315	$ 41,033	$ 41,150
Due after one year through five years	300,767	280,965	269,487	268,537
Due after five years through ten years	54,419	49,465	52,561	52,000
Due after ten years	243,789	214,887	198,472	198,314
Asset backed securities	19,596	15,348	19,511	17,447
Total	$ 670,836	$ 611,980	$ 581,064	$ 577,448

The following tables present the gross unrealized losses on AFS securities by length of time that individual AFS securities have been in a continuous unrealized loss position for less than twelve months, and twelve months or greater and do not have an allowance for credit losses:

	As of December 31, 2022					
	Less Than or Equal to One Year			More Than One Year		
	Fair value	Gross unrealized losses	# of Securities[(1)]	Fair value	Gross unrealized losses	# of Securities[(1)]
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$ 164,593	$ (9,357)	354	$ 186,591	$ (26,705)	385
Obligations of state and political subdivisions	25,507	(1,076)	97	20,219	(3,861)	78
Corporate securities	45,016	(1,446)	176	114,683	(12,560)	417
Asset backed securities	10,298	(3,642)	46	5,051	(604)	34
Certificates of deposit	—	—	—	—	—	—
Obligations of foreign governments	309	(1)	1	2,054	(263)	8
Total	$ 245,723	$ (15,522)	674	$ 328,598	$ (43,993)	922

	As of December 31, 2021					
	Less Than or Equal to One Year			More Than One Year		
	Fair value	Gross unrealized losses	# of Securities[(1)]	Fair value	Gross unrealized losses	# of Securities[(1)]
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$ 216,378	$ (2,827)	324	$ 11,920	$ (370)	47
Obligations of state and political subdivisions	17,190	(275)	64	1,152	(38)	5
Corporate securities	99,434	(1,159)	326	9,722	(237)	45
Asset backed securities	7,454	(84)	38	2,316	(2,062)	5
Certificates of deposit	1,339	—	2	—	—	—
Obligations of foreign governments	2,278	(58)	8	—	—	—
Total	$ 344,073	$ (4,403)	762	$ 25,110	$ (2,707)	102

(1) Presented in whole numbers.

Management believes that it is more likely than not that the Company will be able to hold the fixed maturity AFS securities

(in thousands, except share data)

that were in an unrealized loss position as of December 31, 2022 until full recovery of their amortized cost basis.

The table below presents a roll-forward of the activity in the allowance for credit losses on AFS securities by type as of December 31, 2022:

	Obligations of state and political subdivisions	Corporate securities	Asset backed securities	Obligations of foreign governments	Total
Balance at December 31, 2020	$ —	$ —	$ —	$ —	$ —
(Increase) in allowance for credit losses	—	(296)	—	(6)	(302)
Reduction in credit losses due to AFS securities sold during the year	—	3	—	1	4
Gains from recoveries of amounts previously written off	—	52	—	1	53
Balance at December 31, 2021	$ —	$ (241)	$ —	$ (4)	$ (245)
Balance at December 31, 2021	$ —	$ (241)	$ —	$ (4)	$ (245)
(Increase) in allowance for credit losses	(3)	(69)	(1)	(1)	(74)
Gains from recoveries of amounts previously written off	—	127	—	2	129
Balance at December 31, 2022	$ (3)	$ (183)	$ (1)	$ (3)	$ (190)

The Company applies a discounted cash flow model, based on assumptions and model outputs provided by an investment management company, in determining its lifetime expected credit losses on AFS securities. This includes determining the present value of expected future cash flows discounted at the book yield of the security.

The table below presents the amount of gains from recoveries (credit losses) on AFS securities recorded by the Company for the following period:

	For the Year Ended December 31,	
	2022	2021
Net gains from recoveries (credit losses) on AFS securities	55	(245)

Pursuant to certain reinsurance agreements and statutory licensing requirements, the Company has deposited invested assets in custody accounts or insurance department safekeeping accounts. The Company cannot remove or replace investments in regulatory deposit accounts without prior approval of the contractual party or regulatory authority, as applicable. The following table presents the Company's restricted investments included in the Company's AFS securities:

	As of December 31,	
	2022	2021
Fair value of restricted investments in trust pursuant to reinsurance agreements	$ 34,386	$ 42,471
Fair value of restricted investments for special deposits required by state insurance departments	16,816	7,189
Total fair value of restricted investments	$ 51,202	$ 49,660

The following table presents additional information on the Company’s AFS securities:

	For the Year Ended December 31,		
	2022	2021	2020
Purchases of AFS securities	$ 233,541	$ 368,913	$ 158,357
Proceeds from maturities, calls and prepayments of AFS securities	$ 77,703	$ 68,923	$ 84,923
Gross proceeds from sales of AFS securities	$ 63,066	$ 86,981	$ 35,603

(in thousands, except share data)

The following table presents the gross realized gains and gross realized losses from sales and redemptions of AFS securities:

	For the Year Ended December 31, 2022	2021	2020
Gross realized gains	$ 1,543	$ 661	$ 594
Gross realized (losses)	(184)	(23)	(66)
Total net realized gains (losses) from investment sales and redemptions	$ 1,359	$ 638	$ 528

Loans, at fair value

The following table presents the Company's investments in loans measured at fair value and the Company's investments in loans measured at fair value pledged as collateral:

	As of December 31, 2022				As of December 31, 2021			
	Fair value	Unpaid principal balance (UPB)	Fair value exceeds / (below) UPB	Pledged as collateral	Fair value	Unpaid principal balance (UPB)	Fair value exceeds / (below) UPB	Pledged as collateral
Insurance:								
Corporate loans [(1)]	$ 14,312	$ 16,032	$ (1,720)	$ —	$ 7,099	$ 10,156	$ (3,057)	$ —
Mortgage:								
Mortgage loans held for sale [(2)]	50,531	49,361	1,170	50,113	98,484	95,264	3,220	95,542
Total loans, at fair value	$ 64,843	$ 65,393	$ (550)	$ 50,113	$ 105,583	$ 105,420	$ 163	$ 95,542

(1) The cost basis of Corporate loans was approximately $16,032 and $9,094 at December 31, 2022 and 2021, respectively.
(2) As of December 31, 2022, there were no mortgage loans held for sale that were 90 days or more past due. As of December 31, 2021, there was one mortgage loan held for sale that was 90 days or more past due, with a fair value of $136.

Equity Securities

Equity securities consist mainly of publicly traded common and preferred stocks and fixed income exchange traded funds. Included within the equity securities balance are 17.0 million shares of Invesque as of December 31, 2022 and 2021, for which the Company has elected to apply the fair value option. The following table presents information on the cost and fair value of the Company's equity securities related to insurance operations and other Tiptree investing activity as of the following periods:

	As of December 31, 2022					
	Insurance		Tiptree Capital - Other		Total	
	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Invesque	$ 23,339	$ 2,670	$ 111,491	$ 12,784	$ 134,830	$ 15,454
Fixed income exchange traded fund	56,263	56,256	—	—	56,263	56,256
Other equity securities	15,773	14,066	—	—	15,773	14,066
Total equity securities	$ 95,375	$ 72,992	$ 111,491	$ 12,784	$ 206,866	$ 85,776

	As of December 31, 2021					
	Insurance		Tiptree Capital - Other		Total	
	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Invesque	$ 23,339	$ 6,015	$ 111,491	$ 28,799	$ 134,830	$ 34,814
Fixed income exchange traded fund	52,176	53,154	—	—	52,176	53,154
Other equity securities	49,664	50,515	—	—	49,664	50,515
Total equity securities	$ 125,179	$ 109,684	$ 111,491	$ 28,799	$ 236,670	$ 138,483

(in thousands, except share data)

Other Investments

The following table contains information regarding the Company's other investments as of the following periods:

	As of December 31, 2022			
		Tiptree Capital		
	Insurance	Mortgage	Other	Total
Corporate bonds, at fair value [1]	$ 42,080	$ —	$ —	$ 42,080
Vessels, net [2]	—	—	930	930
Debentures	23,853	—	—	23,853
Other	230	4,038	1,894	6,162
Total other investments	$ 66,163	$ 4,038	$ 2,824	$ 73,025

	As of December 31, 2021			
		Tiptree Capital		
	Insurance	Mortgage	Other	Total
Corporate bonds, at fair value [1]	$ 38,965	$ —	$ —	$ 38,965
Vessels, net [2]	—	—	79,368	79,368
Debentures	21,057	—	—	21,057
Trade claims	19,737	—	—	19,737
Other	216	7,981	1,332	9,529
Total other investments	$ 79,975	$ 7,981	$ 80,700	$ 168,656

(1) The cost basis of corporate bonds was $45,630 and $36,436 as of December 31, 2022 and 2021, respectively.
(2) Net of accumulated depreciation of $118 and $13,059 as of December 31, 2022 and 2021, respectively.

Net Investment Income - Insurance

Net investment income represents investment income and expense from investments related to insurance operations as disclosed within net investment income on the consolidated statements of operations. The following table presents the components of net investment income by source of income:

	For the Year Ended December 31,		
	2022	2021	2020
Interest:			
AFS securities	$ 11,262	$ 7,153	$ 7,685
Loans, at fair value	780	802	801
Other investments	5,346	5,792	4,253
Dividends from equity securities	1,398	7,355	1,482
Subtotal	18,786	21,102	14,221
Less: investment expenses	6,567	3,206	4,305
Net investment income	$ 12,219	$ 17,896	$ 9,916

Other Investment Income - Tiptree Capital

Other investment income represents revenue from non-insurance activities as disclosed within other revenue on the consolidated statements of operations, see Note (16) Other Revenue and Other Expenses. The following tables present the components of other investment income by type:

	For the Year Ended December 31,		
	2022	2021	2020
Interest:			
Loans, at fair value [1]	$ 5,384	$ 7,184	$ 5,617
Dividends from equity securities	—	—	2,533
Loan fee income	18,132	21,834	17,900
Vessel related revenue	30,144	35,562	22,697
Other investment income	$ 53,660	$ 64,580	$ 48,747

(in thousands, except share data)

(1) Includes income related to loans at fair value classified as Held for Sale for the periods prior to July 1, 2022. See Note (4) Dispositions and Assets and Liabilities Held for Sale.

Net Realized and Unrealized Gains (Losses)

The following table presents the components of net realized and unrealized gains (losses) recorded on the consolidated statements of operations. Net unrealized gains (losses) on AFS securities are included within other comprehensive income (loss) ("OCI"), net of tax, and, as such, are not included in this table. Net realized and unrealized gains (losses) on non-investment related financial assets and liabilities are included below:

	For the Year Ended December 31,		
	2022	2021	2020
Net realized gains (losses)			
Insurance:			
Reclass of unrealized gains (losses) on AFS securities from OCI	$ 1,359	$ 638	$ 528
Net gains from recoveries (credit losses) on AFS securities	55	(245)	53
Net realized gains (losses) on loans	(1,505)	(389)	(945)
Net realized gains (losses) on equity securities	(4,231)	(10,434)	(24,586)
Net realized gains (losses) on corporate bonds	(3,542)	3,917	7,299
Other	(2,432)	1,346	2,511
Tiptree Capital			
Mortgage:			
Net realized gains (losses) on loans	38,608	91,538	111,725
Other	16,942	2,165	(10,314)
Other:			
Net realized gains (losses) on loans (1)	24,403	61,312	40,466
Net realized gains on vessel sales	34,803	—	—
Other	761	1,632	(4,713)
Total net realized gains (losses)	105,221	151,480	122,024
Net unrealized gains (losses)			
Insurance:			
Net change in unrealized gains (losses) on loans	117	1,330	(1,461)
Net unrealized gains (losses) on equity securities held at period end	(6,462)	12,445	(22,793)
Reclass of unrealized (gains) losses from prior periods for equity securities sold	(142)	(814)	17,290
Other	(3,564)	(9,800)	10,162
Tiptree Capital			
Mortgage:			
Net change in unrealized gains (losses) on loans	(2,049)	(1,127)	1,270
Other	(2,156)	(268)	(6,093)
Other:			
Net change in unrealized gains (losses) on loans (1)	(4,513)	815	2,185
Net unrealized gains (losses) on equity securities held at period end	(16,015)	3,090	(67,656)
Other	(454)	(5,801)	7,482
Total net unrealized gains (losses)	(35,238)	(130)	(59,614)
Total net realized and unrealized gains (losses)	$ 69,983	$ 151,350	$ 62,410

(1) Relates to Loans, at fair value classified as Held for Sale. See Note (4) Dispositions and Assets and Liabilities Held for Sale.

(7) Notes and Accounts Receivable, net

The following table presents the total notes and accounts receivable, net:

(in thousands, except share data)

	As of December 31,	
	2022	2021
Accounts and premiums receivable, net	$ 142,011	$ 137,082
Retrospective commissions receivable	191,092	157,853
Notes receivable, net - premium financing program	121,419	89,788
Trust receivables	18,455	41,889
Other receivables	29,334	27,757
Total notes and accounts receivable, net	$ 502,311	$ 454,369

The following table presents the total valuation allowance and bad debt expense for the following periods:

	Valuation allowance		Bad Debt Expense		
	As of December 31,		For the Year Ended December 31,		
	2022	2021	2022	2021	2020
Notes receivable, net - premium financing program [(1)]	$ 85	$ 123	$ 141	$ 274	$ 223
Accounts and premiums receivable, net	$ 94	$ 120	$ 56	$ 33	$ 28

(1) As of December 31, 2022 and 2021, there were $168 and $1,311 in balances classified as 90 days plus past due, respectively.

(8) Reinsurance Receivables

The following table presents the effect of reinsurance on premiums written and earned by our insurance business for the following periods:

	Direct amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount - assumed to net
As of December 31, 2022					
Life insurance in force	$ 6,139,755	$ 2,892,889	$ —	$ 3,246,866	
For the Year Ended December 31, 2022					
Premiums written:					
Life insurance	$ 88,430	$ 41,218	$ 193	$ 47,405	0.4 %
Accident and health insurance	142,132	96,923	7,519	52,728	14.3 %
Property and liability insurance	1,284,543	661,871	366,585	989,257	37.1 %
Total premiums written	$ 1,515,105	$ 800,012	$ 374,297	$ 1,089,390	34.4 %
Premiums earned:					
Life insurance	$ 82,730	$ 41,359	$ 522	$ 41,893	1.2 %
Accident and health insurance	141,662	96,725	7,734	52,671	14.7 %
Property and liability insurance	1,090,744	582,711	302,168	810,201	37.3 %
Total premiums earned	$ 1,315,136	$ 720,795	$ 310,424	$ 904,765	34.3 %
As of December 31, 2021					
Life insurance in force	$ 5,921,446	$ 3,068,761	$ —	$ 2,852,685	
For the Year Ended December 31, 2021					
Premiums written:					
Life insurance	$ 91,865	$ 46,920	$ 808	$ 45,753	1.8 %
Accident and health insurance	146,256	100,717	5,790	51,329	11.3 %
Property and liability insurance	1,141,979	558,471	214,150	797,658	26.8 %
Total premiums written	$ 1,380,100	$ 706,108	$ 220,748	$ 894,740	24.7 %
Premiums earned:					
Life insurance	$ 74,151	$ 39,881	$ 1,194	$ 35,464	3.4 %
Accident and health insurance	126,501	85,457	7,219	48,263	15.0 %
Property and liability insurance	902,439	504,785	204,171	601,825	33.9 %
Total premiums earned	$ 1,103,091	$ 630,123	$ 212,584	$ 685,552	31.0 %

(in thousands, except share data)

The following table presents the components of policy and contract benefits, including the effect of reinsurance on losses and loss adjustment expenses (LAE) incurred:

	Direct amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount - assumed to net
For the Year Ended December 31, 2022					
Losses and LAE Incurred					
Life insurance	$ 52,186	$ 28,214	$ 504	$ 24,476	2.1 %
Accident and health insurance	29,221	21,860	6,780	14,141	47.9 %
Property and liability insurance	447,294	307,052	182,742	322,984	56.6 %
Total losses and LAE incurred	528,701	357,126	190,026	361,601	52.6 %
	Member benefit claims [(1)]			91,004	
	Total policy and contract benefits			$ 452,605	
For the Year Ended December 31, 2021					
Losses and LAE Incurred					
Life insurance	$ 59,526	$ 34,030	$ 869	$ 26,365	3.3 %
Accident and health insurance	21,509	18,091	2,225	5,643	39.4 %
Property and liability insurance	354,308	239,678	106,835	221,465	48.2 %
Total losses and LAE incurred	435,343	291,799	109,929	253,473	43.4 %
	Member benefit claims [(1)]			73,539	
	Total policy and contract benefits			$ 327,012	
For the Year Ended December 31, 2020					
Losses and LAE Incurred					
Life insurance	$ 46,268	$ 27,292	$ 645	$ 19,621	3.3 %
Accident and health insurance	18,354	15,715	7,032	9,671	72.7 %
Property and liability insurance	282,906	182,115	48,165	148,956	32.3 %
Total losses and LAE incurred	347,528	225,122	55,842	178,248	31.3 %
	Member benefit claims [(1)]			58,650	
	Total policy and contract benefits			$ 236,898	

(1) Member benefit claims are not covered by reinsurance.

The following table presents the components of the reinsurance receivables:

	As of December 31,	
	2022	2021
Prepaid reinsurance premiums:		
Life insurance [(1)]	$ 75,553	$ 73,478
Accident and health insurance [(1)]	81,718	81,521
Property and liability insurance	568,199	479,091
Total	725,470	634,090
Ceded claim reserves:		
Life insurance	3,965	3,928
Accident and health insurance	19,408	12,239
Property and liability insurance	243,726	148,962
Total ceded claim reserves recoverable	267,099	165,129
Other reinsurance settlements recoverable	183,521	81,617
Reinsurance receivables	$ 1,176,090	$ 880,836

(1) Including policyholder account balances ceded.

The following table presents the aggregate amount included in reinsurance receivables that is comprised of the three largest receivable balances from non-affiliated reinsurers:

	As of December 31, 2022
Total of the three largest receivable balances from non-affiliated reinsurers	$ 189,233

(in thousands, except share data)

As of December 31, 2022, the non-affiliated reinsurers from whom our insurance business has the largest receivable balances were: Allianz Global Corporate & Specialty SE (A.M. Best Rating: A+ rated), Canada Life Assurance Company (A.M. Best Rating: A+ rated), and Canada Life International Reinsurance (Bermuda) Corporation (A.M. Best Rating: A+ rated). A majority of the related receivables from these reinsurers are collateralized by assets on hand and letters of credit; receivable balances from authorized reinsurers do not require collateral. Allianz Global Corporate & Specialty SE and Canada Life Assurance Company are authorized reinsurers in the states in which Fortegra's U.S. based insurance entities are domiciled. The Company monitors authorization status and A.M. Best ratings of its reinsurers periodically. As of December 31, 2022, the Company does not believe there is a risk of loss due to the concentration of credit risk in the reinsurance program given the collateralization.

(9) Goodwill and Intangible Assets, net

The following table presents identifiable finite and indefinite-lived intangible assets, accumulated amortization, and goodwill by operating segment and/or reporting unit, as appropriate:

	As of December 31, 2022			As of December 31, 2021		
	Insurance	Other	Total	Insurance	Other	Total
Finite-Lived Intangible Assets:						
Customer relationships	$ 149,835	$ —	$ 149,835	$ 143,300	$ —	$ 143,300
Accumulated amortization	(60,401)	—	(60,401)	(45,997)	—	(45,997)
Trade names	15,028	800	15,828	14,750	800	15,550
Accumulated amortization	(7,039)	(600)	(7,639)	(5,633)	(520)	(6,153)
Software licensing	12,386	640	13,026	9,300	640	9,940
Accumulated amortization	(9,084)	(640)	(9,724)	(8,790)	(594)	(9,384)
Insurance policies and contracts acquired	36,500	—	36,500	36,500	—	36,500
Accumulated amortization	(36,374)	—	(36,374)	(36,320)	—	(36,320)
Other	751	—	751	640	—	640
Accumulated amortization	(276)	—	(276)	(203)	—	(203)
Total finite-lived intangible assets	101,326	200	101,526	107,547	326	107,873
Indefinite-Lived Intangible Assets: (1)						
Insurance licensing agreements	13,761	—	13,761	13,761	—	13,761
Other	—	1,728	1,728	—	1,124	1,124
Total indefinite-lived intangible assets	13,761	1,728	15,489	13,761	1,124	14,885
Total intangible assets, net	$ 115,087	$ 1,928	$ 117,015	$ 121,308	$ 1,450	$ 122,758
Goodwill	184,900	1,708	186,608	177,395	1,708	179,103
Total goodwill and intangible assets, net	$ 299,987	$ 3,636	$ 303,623	$ 298,703	$ 3,158	$ 301,861

(1) Impairment tests are performed at least annually on indefinite-lived intangible assets.

Goodwill

The following table presents the activity in goodwill, by operating segment and/or reporting unit, as appropriate, and includes the adjustments made to the balance of goodwill to reflect the effect of the final valuation adjustments made for acquisitions, as well as the reduction to any goodwill attributable to impairment related charges:

	Insurance	Other	Total
Balance at December 31, 2020	177,528	1,708	179,236
Purchase accounting adjustments	(133)	—	(133)
Balance at December 31, 2021	$ 177,395	$ 1,708	$ 179,103
Goodwill acquired (1)	8,112	—	8,112
Foreign currency translation and other	(607)	—	(607)
Balance at December 31, 2022	$ 184,900	$ 1,708	$ 186,608

(1) See Note (3) Acquisitions for more information.

The Company conducts annual impairment tests of its goodwill as of October 1. For the years ended December 31, 2022, 2021 and 2020, no impairments were recorded on the Company's goodwill. There is no accumulated impairment recorded in the goodwill balance as of December 31, 2022 or 2021.

(in thousands, except share data)

Intangible Assets, net

The following table presents the activity, by operating segment and/or reporting unit, as appropriate, in finite and indefinite-lived other intangible assets and includes the adjustments made to the balance to reflect the effect of any final valuation adjustments made for acquisitions, as well as any reduction attributable to impairment-related charges:

	Insurance	Other	Total
Balance at December 31, 2020	$ 136,718	$ 1,497	$ 138,215
Intangible assets acquired	—	124	124
Less: amortization expense	(15,410)	(171)	(15,581)
Balance at December 31, 2021	$ 121,308	$ 1,450	$ 122,758
Intangible assets acquired (1)	10,964	604	11,568
Amortization expense	(16,229)	(126)	(16,355)
Foreign currency translation and other	(956)	—	(956)
Balance at December 31, 2022	$ 115,087	$ 1,928	$ 117,015

(1) See Note (3) Acquisitions for more information.

The following table presents the amortization expense on finite-lived intangible assets for the following periods:

	For the Year Ended December 31,		
	2022	2021	2020
Amortization expense on intangible assets	$ 16,355	$ 15,581	$ 9,499

For the years ended December 31, 2022, 2021, and 2020, no impairments were recorded on the Company's intangible assets.

The following table presents the amortization expense on finite-lived intangible assets for the next five years and thereafter by operating segment and/or reporting unit, as appropriate:

	As of December 31, 2022		
	Insurance	Other	Total
2023	$ 15,595	$ 80	$ 15,675
2024	13,906	80	13,986
2025	11,792	40	11,832
2026	9,543	—	9,543
2027	8,200	—	8,200
2028 and thereafter	43,207	—	43,207
Total (1)	$ 102,243	$ 200	$ 102,443

(1) Does not include foreign currency translation adjustment of ($917) as of December 31, 2022.

(10) Derivative Financial Instruments and Hedging

The Company utilizes derivative financial instruments as part of its overall investment and hedging activities. Derivative contracts are subject to additional risk that can result in a loss of all or part of an investment. The Company's derivative activities are primarily entered into in order to manage underlying credit risk, market risk, interest rate risk and currency exchange rate risk. In addition, the Company is also subject to counterparty risk should its counterparties fail to meet the contract terms. Derivative assets are reported in other investments. Derivative liabilities are reported within other liabilities and accrued expenses.

Interest Rate Lock Commitments

Derivatives for our mortgage business are primarily comprised of interest rate lock commitments (IRLCs), forward delivery contracts, and TBA mortgage backed securities. The fair value of these instruments is based upon valuation pricing models, which represent the amount the Company would expect to receive or pay at the balance sheet date to exit the position. Our mortgage origination subsidiary issues IRLCs to their customers, which are carried at estimated fair value on the Company's

(in thousands, except share data)

consolidated balance sheets. The estimated fair values of these commitments are generally calculated by reference to the value of the underlying loan associated with the IRLC net of costs to produce and an expected pull through assumption. The fair values of these commitments generally fall under Level 3 in the fair value hierarchy.

Forward Delivery Contracts and TBA Mortgage Backed Securities

Our mortgage origination subsidiary manages their exposure by entering into forward delivery commitments with loan investors. For loans not locked with investors under a forward delivery commitment, the Company enters into hedge instruments, primarily TBAs, to protect against movements in interest rates. The fair values of TBA mortgage-backed securities and forward delivery contracts generally fall under Level 2 in the fair value hierarchy.

The remaining derivatives are generally comprised of a combination of swaps and options, which are generally classified as Level 2 in the fair value hierarchy. In addition, the Fortegra Additional Warrant (Warburg) is a derivative liability and classified as Level 3 in the fair value hierarchy. See Note (17) Stockholders' Equity for additional information regarding the Fortegra Additional Warrant.

The following table presents the gross notional and fair value amounts of derivatives (on a gross basis) categorized by underlying risk:

	As of December 31, 2022			As of December 31, 2021		
	Notional values	**Asset derivatives**	**Liability derivatives**	**Notional values**	**Asset derivatives**	**Liability derivatives**
Interest rate lock commitments	$ 147,963	$ 3,652	$ —	$ 268,878	$ 7,514	$ —
Forward delivery contracts	32,160	112	39	56,593	204	59
TBA mortgage backed securities	133,500	273	141	316,000	262	425
Fortegra Additional Warrants (Warburg)[(1)]	—	—	5,291	—	—	—
Other	13,427	230	7,730	9,232	216	1,657
Total	$ 327,050	$ 4,267	$ 13,201	$ 650,703	$ 8,196	$ 2,141

(1) See Note (17) Stockholders' Equity for additional information.

(in thousands, except share data)

(11) Debt, net

The following table presents the balance of the Company's debt obligations, net of discounts and deferred financing costs for our corporate and asset based debt. Asset based debt is generally recourse only to specific assets and related cash flows.

	As of December 31, 2022			
Corporate debt	**Insurance**	**Other**	**Corporate**	**Total**
Secured revolving credit agreements [1]	$ —	$ —	$ —	$ —
Secured term credit agreement	—	—	—	—
Preferred trust securities (LIBOR + 4.10%)	35,000	—	—	35,000
8.50% Junior subordinated notes	125,000	—	—	125,000
Total corporate debt	160,000	—	—	160,000
Asset based debt				
Asset based revolving financing (LIBOR + 2.75%) [2]	60,628	—	—	60,628
Residential mortgage warehouse borrowings (1.88% to 2.50% over SOFR; 2.00% to 3.00% over BSBY) [3][4]	—	47,454	—	47,454
Total asset based debt	60,628	47,454	—	108,082
Total debt, face value	220,628	47,454	—	268,082
Unamortized discount, net	—	—	—	—
Unamortized deferred financing costs	(8,703)	(13)	—	(8,716)
Total debt, net	$ 211,925	$ 47,441	$ —	$ 259,366

	As of December 31, 2021			
Corporate debt	**Insurance**	**Other**	**Corporate**	**Total**
Secured revolving credit agreements [1]	$ 2,160	$ —	$ —	$ 2,160
Secured term credit agreement (LIBOR + 6.75%)[5]	—	—	114,063	114,063
Preferred trust securities (LIBOR + 4.10%)	35,000	—	—	35,000
8.50% Junior subordinated notes	125,000	—	—	125,000
Total corporate debt	162,160	—	114,063	276,223
Asset based debt				
Asset based revolving financing (LIBOR + 2.75%) [2]	42,310	—	—	42,310
Residential mortgage warehouse borrowings (LIBOR + 1.88% to 3.00%) [3][4]	—	72,518	—	72,518
Vessel backed term loan (LIBOR + 4.75%)	—	13,600	—	13,600
Total asset based debt	42,310	86,118	—	128,428
Total debt, face value	204,470	86,118	114,063	404,651
Unamortized discount, net	—	—	(1,458)	(1,458)
Unamortized deferred financing costs	(8,474)	(1,069)	(301)	(9,844)
Total debt, net	$ 195,996	$ 85,049	$ 112,304	$ 393,349

(1) The secured credit agreements include separate tranches with multiple rate structures which are adjustable based on Fortegra's senior leverage ratio, which as of December 31, 2022 was SOFR + 1.50%.
(2) On January 31, 2023, the borrowing was amended to use SOFR as the reference rate. See Note (24) Subsequent Events.
(3) Includes SOFR floor and BSBY floor of 0.25% and 0.50%, respectively, as of December 31, 2022.
(4) The weighted average coupon rate for residential mortgage warehouse borrowings was 6.31% and 2.76% at December 31, 2022 and 2021, respectively.
(5) Includes LIBOR floor of 1%.

The following table presents the amount of interest expense the Company incurred on its debt for the following periods:

	For the Year Ended December 31,		
	2022	**2021**	**2020**
Total Interest expense - corporate debt	$ 19,290	$ 24,425	$ 23,322
Total Interest expense - asset based debt	10,950	13,018	9,260
Interest expense on debt	$ 30,240	$ 37,443	$ 32,582

(in thousands, except share data)

The following table presents the contractual principal payments and future maturities of the unpaid principal balance on the Company's debt for the following periods:

	As of December 31, 2022
2023	$ 108,082
2024	—
2025	—
2026	—
2027	—
2028 and thereafter	160,000
Total	$ 268,082

The following narrative is a summary of certain terms of our debt agreements for the year ended December 31, 2022:

Corporate Debt

Secured Revolving Credit Agreements

As of December 31, 2022 and 2021, a total of $0 and $2,160, respectively, was outstanding under the revolving line of credit in our insurance business. The maximum borrowing capacity under the agreements as of December 31, 2022 was $200,000.

On October 21, 2022, Fortegra entered into a Second Amended and Restated Credit Agreement by and among Fortegra Financial and its subsidiary, LOTS Intermediate Co., as borrowers, the lenders from time to time party thereto, certain of Fortegra's subsidiaries, as guarantors, and Fifth Third Bank, National Association, as the administrative agent and issuing lender (the Fortegra Credit Agreement). The Fortegra Credit Agreement provides for a $200,000 revolving credit facility, all of which is available for the issuance of letters of credit, with a sub-limit of $25,000 for swing loans and matures on October 1, 2027.

Secured Term Credit Agreement

The remaining balance of the corporate secured term credit agreement was fully repaid during June 2022 in connection with the WP Transaction. As of December 31, 2021, the maximum borrowing capacity and borrowings outstanding were $114,063.

Junior Subordinated Notes

On October 16, 2017, a subsidiary of Fortegra issued $125,000 of 8.50% Fixed Rate Resetting Junior Subordinated Notes due October 2057. Substantially all of the net proceeds were used to repay the existing secured credit agreement at that time, which was terminated thereafter. The notes are unsecured obligations of the subsidiary and rank in right of payment and upon liquidation, junior to all of the Fortegra subsidiary's current and future senior indebtedness. The notes are not obligations of or guaranteed by any other subsidiaries of Fortegra, or any other Tiptree entities. So long as no event of default has occurred and is continuing, all or part of the interest payments on the notes can be deferred on one or more occasions for up to five consecutive years per deferral period. This credit agreement contains customary financial covenants that require, among other items, maximum leverage and limitations on restricted payments under certain circumstances.

Preferred Trust Securities

On June 20, 2007, a subsidiary of Fortegra issued $35,000 of preferred trust securities due June 15, 2037. Interest is payable quarterly at an interest rate of LIBOR plus 4.10%. The Company may redeem the preferred trust securities, in whole or in part, at a price equal to the full outstanding principal amount of such preferred trust securities outstanding plus accrued and unpaid interest.

(in thousands, except share data)

Asset Based Debt

Asset Based Revolving Financing

On October 16, 2020, subsidiaries of Fortegra entered into a three year $75,000 secured credit agreement, which replaced the individual agreements in its premium finance and service contract finance businesses. The borrowers can select from various borrowing and rate options under the agreement, as well the option to convert certain borrowings to term loans, if no default or event of default exists. The obligations under the agreement are non-recourse to Fortegra and its other subsidiaries (other than borrowers and their subsidiaries). As of December 31, 2022 and 2021, a total of $60,628 and $42,310, respectively, was outstanding under the borrowing related to our premium finance and service contract finance offerings in our insurance business.

Residential Mortgage Warehouse Borrowings

In March 2021, the $60,000 warehouse line of credit was renewed and the maturity date was extended from April 2021 to April 2022. In April 2022, the $60,000 warehouse line of credit was renewed and the maturity date was extended from April 2022 to April 2023. In January 2023, the $60,000 warehouse line of credit was renewed and the maturity date was extended from January 2023 to January 2024.

In July 2021, the $50,000 warehouse line of credit was renewed and the maturity date was extended from August 2021 to August 2022. In August 2022, the $50,000 warehouse line of credit was renewed and the maturity date was extended from August 2022 to August 2023.

As of December 31, 2022 and 2021, a total of $47,454 and $72,518, respectively, was outstanding under such financing agreements.

Vessel-Backed Term Loan

The remaining balance of the vessel backed term loan was fully repaid at a discount during May 2022, for a net gain of $1,168. As of December 31, 2021, the maximum borrowing capacity and borrowings outstanding were $13,600.

Debt Covenants

As of December 31, 2022, the Company was in compliance with the representations and covenants for its outstanding debt or obtained waivers for any events of non-compliance.

(12) Fair Value of Financial Instruments

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs to the extent possible to measure a financial instrument's fair value. Observable inputs reflect the assumptions market participants would use in pricing an asset or liability, and are affected by the type of product, whether the product is traded on an active exchange or in the secondary market, as well as current market conditions. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Fair value is estimated by applying the hierarchy discussed in Note (2) Summary of Significant Accounting Policies which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized within Level 3 of the fair value hierarchy.

The Company's fair value measurements are based primarily on a market approach, which utilizes prices and other relevant information generated by market transactions involving identical or comparable financial instruments. Sources of inputs to the market approach include third-party pricing services, independent broker quotations and pricing matrices. Management analyzes the third-party valuation methodologies and its related inputs to perform assessments to determine the appropriate level within the fair value hierarchy and to assess reliability of values. Further, management has a process in place to review

all changes in fair value that occurred during each measurement period. Any discrepancies or unusual observations are followed through to resolution through the source of the pricing as well as utilizing comparisons, if applicable, to alternate pricing sources.

The Company utilizes observable and unobservable inputs within its valuation methodologies. Observable inputs may include: benchmark yields, reported trades, broker-dealer quotes, issuer spreads, benchmark securities, bids, offers and reference data. In addition, specific issuer information and other market data is used. Broker quotes are obtained from sources recognized to be market participants. Unobservable inputs may include: expected cash flow streams, default rates, supply and demand considerations and market volatility.

Available for Sale Securities, at fair value

The fair values of AFS securities are based on prices provided by an independent pricing service and a third-party investment manager. The Company obtains an understanding of the methods, models and inputs used by the independent pricing service and the third-party investment manager by analyzing the investment manager-provided pricing report.

The following details the methods and assumptions used to estimate the fair value of each class of AFS securities and the applicable level each security falls within the fair value hierarchy:

U.S. Treasury Securities, Obligations of U.S. Government Authorities and Agencies, Obligations of State and Political Subdivisions, Corporate Securities, Asset Backed Securities, and Obligations of Foreign Governments: Fair values were obtained from an independent pricing service and a third-party investment manager. The prices provided by the independent pricing service and third-party investment manager are based on quoted market prices, when available, non-binding broker quotes, or matrix pricing and fall under Level 2 or Level 3 in the fair value hierarchy.

Certificates of Deposit: The estimated fair value of certificates of deposit approximate carrying value and fall under Level 1 of the fair value hierarchy.

Equity Securities

The fair values of publicly traded common and preferred equity securities and exchange traded funds ("ETFs") are obtained from market value quotations provided by an independent pricing service and fall under Level 1 in the fair value hierarchy. The fair values of non-publicly traded common and preferred stocks are based on prices derived from multiples of comparable public companies and fall under Level 3 in the fair value hierarchy.

Loans, at fair value

Corporate Loans: These loans are comprised of middle market loans and bank loans and are generally classified under either Level 2 or Level 3 in the fair value hierarchy. To determine fair value, the Company uses quoted prices, including those provided from pricing vendors, which provide coverage of secondary market participants, where available. The values represent a composite of mark-to-market bid/offer prices. In certain circumstances, the Company will make its own determination of fair value of loans based on internal models and other unobservable inputs.

Mortgage Loans Held for Sale: Mortgage loans held for sale are generally classified under Level 2 in the fair value hierarchy and fair value is based upon forward sales contracts with third-party investors, including estimated loan costs.

Derivative Assets and Liabilities

Derivatives for our mortgage business are primarily comprised of IRLCs, forward delivery contracts and TBA mortgage backed securities. The fair value of these instruments is based upon valuation pricing models, which represent the amount the Company would expect to receive or pay at the balance sheet date to exit the position. Our mortgage origination subsidiaries issue IRLCs to their customers, which are carried at estimated fair value on the Company's consolidated balance sheets. The estimated fair values of these commitments are generally calculated by reference to the value of the underlying loan associated with the IRLC net of costs to produce and an expected pull through assumption. The fair values of these commitments generally fall under Level 3 in the fair value hierarchy. Our mortgage origination subsidiaries manage their exposure by entering into forward delivery commitments with loan investors. For loans not locked with investors under a forward delivery commitment, the Company enters into hedge instruments, primarily TBAs, to protect against movements in interest rates. The fair values of TBA mortgage backed securities and forward delivery contracts generally fall under Level 2 in the fair value hierarchy.

The remaining derivatives are generally comprised of a combination of swaps and options, which are generally classified as Level 2 in the fair value hierarchy. In addition, the Fortegra Additional Warrants (Warburg) are a derivative liability and classified as Level 3 in the fair value hierarchy. See Note (17) Stockholders' Equity for additional information regarding the Fortegra Additional Warrant.

Corporate Bonds

Corporate bonds are generally classified under Level 2 in the fair value hierarchy and fair value is provided by a third-party investment manager, based on quoted market prices. We perform internal price verification procedures monthly to ensure that the prices provided are reasonable.

Trade Claims

Trade claims represent unsecured claims of bankrupt companies and are generally classified under Level 3 in the fair value hierarchy. The fair value is determined using valuation methodologies that consider a range of factors, including but not limited to the price at which the investment was acquired, the nature of the investment, local market conditions, current and projected operating performance, and financing transactions subsequent to the acquisition of the investment. The inputs are intended to reflect the assumptions a market participant would use in pricing the asset or liability.

Securities Sold, Not Yet Purchased

Securities sold, not yet purchased are generally classified under Level 1 or Level 2 in the fair value hierarchy, based on the leveling of the securities sold short, and fair value is provided by a third-party investment manager, based on quoted market prices. We perform internal price verification procedures monthly to ensure that the prices provided are reasonable.

Mortgage Servicing Rights

Mortgage servicing rights are classified under Level 3 in the fair value hierarchy and fair value is provided by a third-party valuation service. Various observable and unobservable inputs are used to determine fair value, including discount rate, cost to service and weighted average prepayment speed.

(in thousands, except share data)

The following tables present the Company's fair value hierarchies for financial assets and liabilities, measured on a recurring basis:

	As of December 31, 2022			
	Quoted prices in active markets Level 1	Other significant observable inputs Level 2	Significant unobservable inputs Level 3	Fair value
Assets:				
Available for sale securities, at fair value:				
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$ —	$ 382,060	$ —	$ 382,060
Obligations of state and political subdivisions	—	49,454	—	49,454
Obligations of foreign governments	—	2,362	—	2,362
Certificates of deposit	756	—	—	756
Asset backed securities	—	15,254	95	15,349
Corporate securities	—	161,999	—	161,999
Total available for sale securities, at fair value	756	611,129	95	611,980
Loans, at fair value:				
Corporate loans	—	3,104	11,208	14,312
Mortgage loans held for sale	—	50,531	—	50,531
Total loans, at fair value	—	53,635	11,208	64,843
Equity securities:				
Invesque	15,454	—	—	15,454
Fixed income ETFs	56,256	—	—	56,256
Other equity securities	7,181	—	6,885	14,066
Total equity securities	78,891	—	6,885	85,776
Other investments, at fair value:				
Corporate bonds	—	42,080	—	42,080
Derivative assets	7	608	3,652	4,267
Other	—	—	324	324
Total other investments, at fair value	7	42,688	3,976	46,671
Mortgage servicing rights [(1)]	—	—	41,426	41,426
Total	$ 79,654	$ 707,452	$ 63,590	$ 850,696
Liabilities: [(2)]				
Securities sold, not yet purchased	$ 10,263	$ 6,312	$ —	$ 16,575
Derivative liabilities	—	7,910	—	7,910
Fortegra Additional Warrants (Warburg)	—	—	5,291	5,291
Contingent consideration payable	—	—	2,904	2,904
Total	$ 10,263	$ 14,222	$ 8,195	$ 32,680

(1) Included in other assets. See Note (15) Other Assets and Other Liabilities and Accrued Expenses.
(2) Included in other liabilities and accrued expenses. See Note (15) Other Assets and Other Liabilities and Accrued Expenses.

(in thousands, except share data)

	As of December 31, 2021			
	Quoted prices in active markets Level 1	Other significant observable inputs Level 2	Significant unobservable inputs Level 3	Fair value
Assets:				
Available for sale securities, at fair value:				
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$ —	$ 351,178	$ —	$ 351,178
Obligations of state and political subdivisions	—	58,660	—	58,660
Obligations of foreign governments	—	2,590	—	2,590
Certificates of deposit	2,696	—	—	2,696
Asset backed securities	—	16,832	615	17,447
Corporate securities	—	144,877	—	144,877
Total available for sale securities, at fair value	2,696	574,137	615	577,448
Loans, at fair value:				
Corporate loans	—	5,002	2,097	7,099
Mortgage loans held for sale	—	98,484	—	98,484
Total loans, at fair value	—	103,486	2,097	105,583
Equity securities:				
Invesque	34,814	—	—	34,814
Fixed income ETFs	53,154	—	—	53,154
Other equity securities	49,309	—	1,206	50,515
Total equity securities	137,277	—	1,206	138,483
Other investments, at fair value:				
Corporate bonds	—	38,965	—	38,965
Derivative assets	113	569	7,514	8,196
Trade claims	—	—	19,737	19,737
Other	—	—	441	441
Total other investments, at fair value	113	39,534	27,692	67,339
Mortgage servicing rights [1]	—	—	29,833	29,833
Total	$ 140,086	$ 717,157	$ 61,443	$ 918,686
Liabilities: [2]				
Securities sold, not yet purchased	$ 242	$ —	$ —	$ 242
Derivative liabilities	—	2,141	—	2,141
Contingent consideration payable	—	—	200	200
Total	$ 242	$ 2,141	$ 200	$ 2,583

(1) Included in other assets.
(2) Included in other liabilities and accrued expenses.

(in thousands, except share data)

Transfers between Level 2 and 3 were a result of subjecting third-party pricing on assets to various liquidity, depth, bid-ask spread and benchmarking criteria as well as assessing the availability of observable inputs affecting their fair valuation.

The following table presents additional information about assets that are measured at fair value on a recurring basis for which the Company has utilized Level 3 inputs to determine fair value for the following periods:

	For the Year Ended December 31, 2022	2021
Balance at January 1,	$ 61,443	$ 33,455
Net realized and unrealized gains or losses included in:		
Earnings	9,467	14,206
OCI	(520)	(243)
Origination of IRLCs	52,932	109,330
Purchases	13	24,956
Sales and repayments	(3,815)	(9,238)
Conversions to mortgage loans held for sale	(56,794)	(111,023)
Settlement of trade claims	(19,169)	—
Exchange of bonds for term loans	12,673	—
Exchange of trade receivables for equity securities	7,360	—
Balance at December 31,	$ 63,590	$ 61,443
Changes in unrealized gains (losses) included in earnings related to assets still held at period end	(3,870)	$ (2,421)
Changes in unrealized gains (losses) included in OCI related to assets still held at period end	$ (520)	$ (243)

The following table presents the range and weighted average (WA) used to develop significant unobservable inputs for the fair value measurements of Level 3 assets and liabilities.

Assets	Fair value As of December 31, 2022	2021	Valuation technique	Unobservable input(s)	As of December 31, 2022 Range			WA [(1)]	2021 Range			WA [(1)]
IRLCs	$ 3,652	$ 7,514	Internal model	Pull through rate	55%	to	95%	65%	55%	to	95%	66%
Mortgage servicing rights	41,426	29,833	External model	Discount rate	9%	to	14%	9%	10%	to	12%	9%
				Cost to service	$65	to	$80	$72	$65	to	$80	$71
				Prepayment speed	4%	to	85%	9%	5%	to	100%	15%
Trade claims	—	19,737	Internal model	Plan projected recovery rate	N/A				15%	to	18%	17%
Equity securities	6,837	—	Internal model	Forecast EBITDAR	$728	to	$1,039	N/A	N/A			
Corporate loans and related receivables	11,208	—	Internal model	EBITDA	$170,000			N/A	N/A			
Total	$ 63,123	$ 57,084										
Liabilities												
Fortegra Additional Warrants (Warburg)	$ 5,291	$ —	External model	Discount rate	3%	to	5%	3.3%	N/A			
				Implied Equity Volatility	40%	to	50%	45%				
Contingent consideration payable	2,904	—	Cash Flow model	Forecast Cash EBITDA	$2,500	to	$4,000	N/A	N/A			
			Cash Flow model	Forecast Underwriting EBITDA	$—	to	$2,000	N/A	N/A			
Total	$ 8,195	$ —										

(1) Unobservable inputs were weighted by the relative fair value of the instruments.

(in thousands, except share data)

The following table presents the carrying amounts and estimated fair values of financial assets and liabilities that are not recorded at fair value and their respective levels within the fair value hierarchy:

	As of December 31, 2022			As of December 31, 2021		
	Level within fair value hierarchy	Fair value	Carrying value	Level within fair value hierarchy	Fair value	Carrying value
Assets:						
Debentures [1]	2	$ 23,853	$ 23,853	2	$ 21,057	$ 21,057
Notes receivable, net	2	121,419	121,419	2	89,788	89,788
Total assets		$ 145,272	$ 145,272		$ 110,845	$ 110,845
Liabilities:						
Debt, net	3	$ 262,932	$ 268,082	3	$ 419,599	$ 403,193
Total liabilities		$ 262,932	$ 268,082		$ 419,599	$ 403,193

(1) Included in other investments.

Debentures: Since interest rates on debentures are at current market rates for similar credit risks, the carrying amount approximates fair value. These values are net of allowance for doubtful accounts.

Notes Receivable, net: To the extent that carrying amounts differ from fair value, fair value is determined based on contractual cash flows discounted at market rates for similar credits. Categorized under Level 2 in the fair value hierarchy. See Note (7) Notes and Accounts Receivable, net.

Debt: The carrying value, which approximates fair value of LIBOR based debt, represents the total debt balance at face value excluding the unamortized discount. The fair value of the Junior subordinated notes is determined based on dealer quotes. Categorized under Level 3 in the fair value hierarchy.

Additionally, the following financial assets and liabilities on the consolidated balance sheets are not carried at fair value, but whose carrying amounts approximate their fair value:

Cash and Cash Equivalents: The carrying amounts of cash and cash equivalents are carried at cost which approximates fair value. Categorized under Level 1 in the fair value hierarchy.

Accounts and Premiums Receivable, net, Retrospective Commissions Receivable and Other Receivables: The carrying amounts approximate fair value since no interest rate is charged on these short duration assets. Categorized under Level 2 in the fair value hierarchy. See Note (7) Notes and Accounts Receivable, net.

Due from Brokers, Dealers, and Trustees and Due to Brokers, Dealers and Trustees: The carrying amounts are included in other assets and other liabilities and accrued expenses and approximate their fair value due to their short term nature. Categorized under Level 2 in the fair value hierarchy.

(in thousands, except share data)

(13) Liability for Unpaid Claims and Claim Adjustment Expenses

Roll forward of Claim Liability

The following table presents the activity in the net liability for unpaid losses and allocated loss adjustment expenses of short duration contracts for the following periods:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Policy liabilities and unpaid claims balance as of January 1,	$ 331,703	$ 233,438
Less: liabilities of policy-holder account balances, gross	(801)	(5,419)
Less: non-insurance warranty benefit claim liabilities	(10,785)	(30,664)
Gross liabilities for unpaid losses and loss adjustment expenses	320,117	197,355
Less: reinsurance recoverable on unpaid losses - short duration	(165,129)	(113,163)
Less: other lines, gross	(576)	(247)
Net balance as of January 1, short duration	154,412	83,945
Incurred (short duration) related to:		
Current year	361,462	250,300
Prior years	(858)	2,606
Total incurred	360,604	252,906
Paid (short duration) related to:		
Current year	165,710	174,334
Prior years	51,249	8,105
Total paid	216,959	182,439
Net balance as of December 31, short duration	298,057	154,412
Plus: reinsurance recoverable on unpaid losses - short duration	266,889	165,129
Plus: other lines, gross	184	576
Gross liabilities for unpaid losses and loss adjustment expenses	565,130	320,117
Plus: liabilities of policy-holder account balances, gross	1,923	801
Plus: non-insurance warranty benefit claim liabilities	140	10,785
Policy liabilities and unpaid claims balance as of December 31,	$ 567,193	$ 331,703

The following schedule reconciles the total short duration contracts per the table above to the amount of total losses incurred as presented in the consolidated statements of operations, excluding the amount for member benefit claims:

	For the Year Ended December 31, 2022	2021	2020
Short duration incurred	$ 360,604	$ 252,906	$ 177,450
Other lines incurred	354	(284)	27
Unallocated loss adjustment expenses	643	851	771
Total losses incurred	$ 361,601	$ 253,473	$ 178,248

During the year ended December 31, 2022, the Company experienced favorable prior year development of $858, primarily as a result of lower-than-expected claim severity in our commercial lines business.

During the year ended December 31, 2021, the Company experienced unfavorable prior year development of $2,606, primarily as a result of higher-than-expected claim severity from business written by a small group of producers of our personal and commercial lines of business.

Management considers the prior year development for each of these years to be insignificant when considered in the context of our annual earned premiums, net as well as our net losses and loss adjustment expenses and member benefit claims expenses. We analyze our development on a quarterly basis and given the short duration nature of our products, favorable or adverse development emerges quickly and allows for timely reserve strengthening, if necessary, or modifications to our product pricing or offerings. The favorable prior year development of $858 in 2022 represented 1.3% of our insurance business pre-tax income of $68,150 and 0.6% of the opening net liability for losses and loss adjustment expenses of

$154,412, as of January 1, 2022. The unfavorable prior year development of $2,606 in 2021 represented 3.7% of our insurance business pretax income of $69,857, and 3.1% of the opening net liability for losses and loss adjustment expenses of $83,945, as of January 1, 2021.

Based upon our internal analysis and our review of the statement of actuarial opinions provided by our actuarial consultants, we believe that the amounts recorded for policy liabilities and unpaid claims reasonably represent the amount necessary to pay all claims and related expenses which may arise from incidents that have occurred as of the balance sheet date.

(in thousands, except share data)

Incurred and Paid Development

The following table presents information about incurred and paid loss development and average claim duration as of December 31, 2022, net of reinsurance, as well as cumulative claim frequency and the total of IBNR liabilities plus expected development on reported claims included within the net incurred claims amounts. The cumulative number of reported claims represents open claims, claims closed with payment, and claims closed without payment. It does not include an estimated count of unreported claims. The number of claims is measured by claim event. The Company considers a claim that does not result in a liability as a claim closed without payment.

	Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance									As of December 31, 2022	
	For the Years Ended December 31,										
	Unaudited										
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	Total of IBNR Liabilities Plus Expected Development of Reported Claims	Cumulative Number of Reported Claims
2014	$ 43,449	$ 39,614	$ 39,914	$ 39,887	$ 39,874	$ 39,869	$ 39,883	$ 39,884	$ 39,932	$ 5	122
2015		59,579	57,470	57,588	57,815	58,141	58,194	58,248	58,285	$ 6	178
2016			84,178	87,290	87,993	88,615	89,629	89,981	89,516	$ 133	257
2017				103,306	104,898	105,601	105,787	106,446	106,517	$ 205	326
2018					129,352	133,225	133,158	134,392	123,228	$ 6,644	399
2019						144,925	149,166	151,772	153,325	$ 10,352	422
2020							172,007	169,706	165,820	$ 20,818	344
2021								250,300	263,249	$ 13,964	492
2022									361,462	$ 160,915	516
								Total	$1,361,334		

	Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance								
	Unaudited								
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022
2014	$ 30,435	$ 38,752	$ 39,596	$ 39,822	$ 39,818	$ 39,874	$ 39,878	$ 39,881	$ 39,927
2015		41,578	56,445	57,130	57,610	58,096	58,175	58,243	58,274
2016			62,989	84,185	86,531	88,482	88,976	89,474	89,286
2017				84,493	102,620	105,075	105,852	106,402	106,249
2018					105,740	112,619	114,490	115,407	114,756
2019						122,348	128,787	132,747	131,885
2020							127,721	129,832	132,997
2021								174,334	224,193
2022									165,710
							Total		$1,063,277
All outstanding liabilities before 2014, net of reinsurance									—
Liabilities for loss and loss adjustment expenses, net of reinsurance									$ 298,057

Duration

The following table presents supplementary information about average historical claims duration as of December 31, 2022 for short duration contracts:

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance (Unaudited)									
Years	1	2	3	4	5	6	7	8	9
Short duration	72.4%	14.6%	2.0%	0.7%	0.3%	0.2%	—%	—%	0.1%

(in thousands, except share data)

Reconciliation of Reserves to Balance Sheet

The following table presents a reconciliation of net outstanding liabilities for unpaid loss and loss adjustment expenses of short-duration contracts to the consolidated balance sheets value of policy liabilities and unpaid claims:

	As of December 31, 2022
Net outstanding liabilities:	
Short duration	$ 298,057
Insurance lines other than short duration	(26)
Total liabilities for unpaid losses and loss adjustment expenses, net of reinsurance	298,031
Reinsurance recoverable on unpaid losses and loss adjustment expenses:	
Short duration	266,889
Other insurance lines	210
Total reinsurance recoverable on unpaid losses and loss adjustment expenses	267,099
Total gross liability for unpaid losses and loss adjustment expenses	565,130
Liabilities of policy-holder account balances, gross	1,923
Non-insurance warranty benefit claim liabilities	140
Total policy liabilities and unpaid claims	$ 567,193

(14) Revenue from Contracts with Customers

The Company's revenues from insurance and contractual and liability insurance operations are primarily accounted for under Financial Services-Insurance (Topic 944) that are not within the scope of Revenue for Contracts with Customers (Topic 606). The Company's remaining revenues that are within the scope of Topic 606 are primarily comprised of revenues from contracts with customers for monthly membership dues for motor clubs, monthly administration fees for services provided for premiums, claims and reinsurance processing revenues, vehicle service contracts, vessel related revenue and revenues for household goods and appliances service contracts (collectively, remaining contracts).

The following table presents the disaggregated amounts of revenue from contracts with customers by product type for the following periods:

	For the Year Ended December 31,		
	2022	2021	2020
Service and Administrative Fees:			
Service contract revenue	$ 210,817	$ 163,583	$ 98,574
Motor club revenue	53,346	41,634	36,159
Vessel related revenue	30,144	35,562	22,697
Other	5,916	17,784	6,127
Revenue from contracts with customers	$ 300,223	$ 258,563	$ 163,557

Service and Administrative Fees

Service fee revenue is recognized as the services are performed. These services include fulfillment, software development, and claims handling for our customers. Management reviews the financial results under each significant contract on a monthly basis. Any losses that may occur due to a specific contract would be recognized in the period in which the loss is determined probable.

Administrative fee revenue includes the administration of premium associated with our producers and PORCs. In addition, we also earn fee revenue from debt cancellation, motor club, and auto and consumer goods service contracts. Related administrative fee revenue is recognized consistent with the earnings recognition pattern of the underlying insurance policies, debt cancellation contracts and motor club memberships being administered, using Rule of 78's, modified Rule of 78's, pro rata, or other methods as appropriate for the contract. Management selects the appropriate method based on available information, and periodically reviews the selections as additional information becomes available.

(in thousands, except share data)

We do not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material as of December 31, 2022.

The timing of our revenue recognition may differ from the timing of payment by our customers. We record a receivable when revenue is recognized prior to payment and we have an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, we record deferred revenue until the performance obligations are satisfied.

Vessel Related Revenue

The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered under time or voyage charters, where a contract is entered into for the use of a vessel for a specific voyage or a specific period of time and at a specified daily charter rate. Charter revenues are recognized as earned on the straight-line basis over the term of the charter as service is provided.

Revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Unearned revenue includes revenue received prior to the balance sheet date relating to services to be rendered after the balance sheet date.

The following table presents the activity in the significant deferred assets and liabilities related to revenue from contracts with customers for the following period:

	January 1, 2022			December 31, 2022
	Beginning balance	Additions	Amortization	Ending balance
Deferred acquisition costs				
Service and Administrative Fees:				
Service contract revenue	$ 110,220	$ 114,219	$ 52,310	$ 172,129
Motor club revenue	19,424	39,695	41,977	17,142
Total	$ 129,644	$ 153,914	$ 94,287	$ 189,271
Deferred revenue				
Service and Administrative Fees:				
Service contract revenue	$ 470,399	$ 322,300	$ 210,817	$ 581,882
Motor club revenue	24,870	51,425	53,346	22,949
Total	$ 495,269	$ 373,725	$ 264,163	$ 604,831

For the periods presented, no write-offs for unrecoverable deferred acquisition costs and deferred revenue were recognized.

(15) Other Assets and Other Liabilities and Accrued Expenses

Other Assets

The following table presents the components of other assets as reported in the consolidated balance sheets:

	As of December 31,	
	2022	2021
Loans eligible for repurchase	$ 32,136	$ 36,732
Mortgage servicing rights	41,426	29,833
Right of use asset - Operating leases [1]	31,499	23,870
Income tax receivable	19,790	19,824
Furniture, fixtures and equipment, net	21,829	14,878
Prepaid expenses	18,526	10,722
Other	6,937	10,985
Total other assets	$ 172,143	$ 146,844

(in thousands, except share data)

(1) See Note (21) Commitments and Contingencies for additional information.

The following table presents the depreciation expense related to furniture, fixtures and equipment for the following periods:

	For the Year Ended December 31,		
	2022	2021	2020
Depreciation expense related to furniture, fixtures and equipment	$ 3,954	$ 3,621	$ 3,257

Other Liabilities and Accrued Expenses

The following table presents the components of other liabilities and accrued expenses as reported in the consolidated balance sheets:

	As of December 31,	
	2022	2021
Accounts payable and accrued expenses	$ 119,394	$ 149,816
Loans eligible for repurchase liability	32,136	36,732
Deferred tax liabilities, net	90,391	40,049
Operating lease liability [1]	38,031	29,396
Commissions payable	42,741	20,412
Securities sold, not yet purchased	16,575	242
Other	28,480	29,889
Total other liabilities and accrued expenses	$ 367,748	$ 306,536

(1) See Note (21) Commitments and Contingencies for additional information.

(16) Other Revenue and Other Expenses

Other Revenue

The following table presents the components of other revenue as reported in the consolidated statement of operations. Other revenue is primarily generated by Tiptree Capital's non-insurance activities except as noted in the footnote to the table.

	For the Year Ended December 31,		
	2022	2021	2020
Other investment income [1]	$ 53,660	$ 64,580	$ 48,747
Other [2]	22,525	8,827	3,163
Total other revenue	$ 76,185	$ 73,407	$ 51,910

(1) See Note (6) Investments for the components of Other investment income.
(2) Includes $17,559, $10,384, and $7,025 for the years ended December 31, 2022, 2021, and 2020, respectively, related to Insurance.

Other Expenses

The following table presents the components of other expenses as reported in the consolidated statement of operations:

	For the Year Ended December 31,		
	2022	2021	2020
General and administrative	$ 26,216	$ 36,654	$ 22,295
Professional fees	26,614	27,285	20,711
Premium taxes	22,362	20,196	15,824
Mortgage origination expenses	17,540	17,451	14,603
Rent and related	17,635	17,009	14,074
Operating expenses from vessels	6,418	13,797	13,210
Other	15,795	9,652	8,431
Total other expenses	$ 132,580	$ 142,044	$ 109,148

(in thousands, except share data)

(17) Stockholders' Equity

Stock Repurchases

The Board of Directors authorized the Company to make repurchases of up to $20,000 of shares of the Company's outstanding common stock in the aggregate, at the discretion of the Company's Executive Committee. During the year ended December 31, 2022, 165,040 shares were repurchased for a weighted average price per share of $10.44. As of December 31, 2022, the remaining repurchase authorization was $11,945.

Tiptree Warrants

In the year ended December 31, 2022, warrants were exercised for 1,999,989 shares of Tiptree common stock, with 1,979,325 warrants exercised for $13,724 in cash, and 20,664 exercised cashless. As of December 31, 2022, there were no warrants for shares of Tiptree common stock outstanding.

Dividends

The Company declared cash dividends per share for the following periods presented below:

	Dividends per share for the For the Year Ended December 31,		
	2022	2021	2020
First quarter	$ 0.04	$ 0.04	$ 0.04
Second quarter	0.04	0.04	0.04
Third quarter	0.04	0.04	0.04
Fourth quarter	0.04	0.04	0.04
Total cash dividends declared	$ 0.16	$ 0.16	$ 0.16

Fortegra Non-Controlling Interests

On June 21, 2022, the Company closed the WP Transaction. On that date, Fortegra converted to a Delaware corporation and Warburg made a $200,000 investment in Fortegra in exchange for Fortegra Common Stock, Fortegra Preferred Stock, Fortegra Warrants and Fortegra Additional Warrants. Also, in connection with the closing of the Warburg Transaction, Tiptree was issued Fortegra Additional Warrants, and management's interests in LOTS Intermediate were exchanged for interests in Fortegra. As of December 31, 2022, Fortegra was owned approximately 79.5% by Tiptree Holdings, 17.4% by Warburg and 3.1% by management and directors of Fortegra. As a result of the WP Transaction, the Company recorded an increase of $167,008 to total stockholders' equity of which $48,285 impacted Tiptree Inc. stockholders' equity and $118,723 impacted non-controlling interests. Of the increase to Tiptree Inc. stockholders' equity, $41,092 impacted additional paid in capital and $7,193 impacted accumulated other comprehensive income (loss). Additionally, the Company recognized $9,059 of net income attributable to non-controlling interests during the year ended December 31, 2022 due to the increase in non-controlling interest.

Fortegra Preferred Stock

The face amount of the Fortegra Preferred Stock is $80,000. Dividends are cumulative and accrue at a rate of 8% per annum, compounding quarterly. Any quarterly dividend may be paid in cash, at Fortegra's option. For the year ended December 31, 2022, the Company declared $3,384 of cash dividends, of which $2,016 was paid in cash and $1,368 was accrued in other liabilities and accrued expenses. See Note (15) Other Assets and Other Liabilities and Accrued Expenses.

(in thousands, except share data)

Warburg has the option to convert, at any time, its shares of Fortegra Preferred Stock into shares of Fortegra Common Stock at an initial conversion premium of 33% to Warburg's initial investment valuation (the "Fortegra Preferred Stock Conversion Price"). The Fortegra Preferred Stock Conversion Price is adjusted for any Fortegra Common Stock splits, dividends, extraordinary dividends and similar transactions. All of the Fortegra Preferred Stock will automatically convert into shares of Fortegra Common Stock at the Fortegra Preferred Stock Conversion Price upon the closing of a qualifying initial public offering, subject to a five year make-whole provision. Upon conversion, the Fortegra Preferred Stock would result in Warburg owning an additional 6.6% interest in Fortegra, for a total as converted ownership of 24.0% (including its ownership of Fortegra Common Stock).

Fortegra Warrants

The Fortegra Warrants have a seven-year term and an exercise premium of 33% to Warburg's initial investment valuation (the "Fortegra Warrant Exercise Price"). The Fortegra Warrant Exercise Price will be reduced by any Fortegra Common Stock cash dividends made by Fortegra and adjusted for stock splits, common stock dividends, extraordinary dividends and similar transactions. The Fortegra Warrants, if exercised with cash, would result in Warburg owning an additional 3.8% interest in Fortegra.

Fortegra Additional Warrants

The Fortegra Additional Warrants issued to both Warburg and Tiptree have a seven-year term and an exercise price of $0.01 per share of Fortegra Common Stock. The Fortegra Additional Warrants issued to Warburg will be forfeited based on Warburg achieving an all-in return on its investment in excess of 23%, as measured primarily by Fortegra's Common Stock price. The Fortegra Additional Warrants issued to Warburg are classified as liabilities, at fair value. The Fortegra Additional Warrants issued to Tiptree will vest based on Warburg achieving an all-in return on its investment in excess of 30%, as measured primarily by Fortegra's Common Stock price. The number of shares of Fortegra Common Stock issuable to Warburg or Tiptree with respect to the Fortegra Additional Warrants is subject to adjustment for Fortegra Common Stock splits, stock or cash dividends and similar transactions. The Fortegra Additional Warrants are exercisable from the earlier of a transaction that results in Warburg having sold 50% of its Fortegra Common Stock or the fifth anniversary of the closing date. The maximum number of shares issued to Warburg or Tiptree, if exercised with cash, would be an additional 1.7% interest in Fortegra on an as converted basis (including its ownership of Fortegra Common and Preferred Stock).

The following table presents the components of non-controlling interests as reported in the consolidated balance sheets:

	As of December 31,	
	2022	2021
Fortegra preferred interests	$ 77,679	$ —
Fortegra common interests	55,364	11,066
Other third-party common interests	3,165	6,161
Total non-controlling interests	$ 136,208	$ 17,227

Statutory Reporting and Insurance Company Subsidiaries Dividend Restrictions

The Company's U.S. insurance subsidiaries prepare financial statements in accordance with Statutory Accounting Principles (SAP) prescribed or permitted by the insurance departments of their states of domicile. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (the NAIC) as well as state laws, regulations and administrative rules.

Statutory Capital and Surplus

The Company's insurance company subsidiaries must maintain minimum amounts of statutory capital and surplus as required by regulatory authorities, including the NAIC; their capital and surplus levels exceeded respective minimum requirements as of December 31, 2022 and 2021.

	As of December 31,	
	2022	2021
Combined statutory capital and surplus of the Company's insurance company subsidiaries	$ 370,340	$ 286,015
Required minimum statutory capital and surplus	$ 75,750	$ 75,750

(in thousands, except share data)

Under the National Association of Insurance Commissioners Risk-Based Capital Act of 1995, a company's Risk-Based Capital (RBC) is calculated by applying certain risk factors to various asset, claim and reserve items. If a company's adjusted surplus falls below calculated RBC thresholds, regulatory intervention or oversight is required. The Company's U.S. domiciled insurance company subsidiaries' RBC levels, as calculated in accordance with the NAIC's RBC instructions, exceeded all RBC thresholds as of December 31, 2022 and 2021.

The following table presents the statutory net income of the Company's U.S. domiciled statutory insurance companies for the following periods:

	For the Year Ended December 31,		
	2022	2021	2020
Net income of statutory insurance companies	$ 12,964	$ 33,999	$ 19,647

The Company also has a foreign insurance subsidiary that is not subject to SAP. The statutory capital and surplus amounts and statutory net income presented above do not include the foreign insurance subsidiary in accordance with SAP.

Statutory Dividends

The Company's U.S. domiciled insurance company subsidiaries may pay dividends to the Company, subject to statutory restrictions. Payments in excess of statutory restrictions (extraordinary dividends) to the Company are permitted only with prior approval of the insurance department of the applicable state of domicile. The Company eliminates all dividends from its subsidiaries in the consolidated financial statements. There were no dividends paid to the Company by its U.S. domiciled insurance company subsidiaries for the years ended December 31, 2022 and 2021.

The following table presents the combined amount available for ordinary dividends of the Company's U.S. domiciled insurance company subsidiaries for the following periods:

	As of December 31,	
	2022	2021
Amount available for ordinary dividends of the Company's insurance company subsidiaries	$ 35,145	$ 18,519

At December 31, 2022, the maximum amount of dividends that our U.S. domiciled insurance company subsidiaries could pay under applicable laws and regulations without regulatory approval was approximately $35,145. The Company may seek regulatory approval to pay dividends in excess of this permitted amount, but there can be no assurance that the Company would receive regulatory approval if sought.

(18) Accumulated Other Comprehensive Income (Loss)

The following table presents the activity of AFS securities in AOCI, net of tax, for the following periods:

	Unrealized gains (losses) on available for sale securities	Foreign currency translation adjustment	Total AOCI	Amount attributable to non-controlling interests	Total AOCI to Tiptree Inc.
Balance at December 31, 2020	$ 5,702	$ —	$ 5,702	$ (28)	$ 5,674
Other comprehensive income (losses) before reclassifications	(7,889)	—	(7,889)	29	(7,860)
Amounts reclassified from AOCI	(499)	—	(499)	—	(499)
OCI	(8,388)	—	(8,388)	29	(8,359)
Balance at December 31, 2021	$ (2,686)	$ —	$ (2,686)	$ 1	$ (2,685)
Balance at December 31, 2021	$ (2,686)	$ —	$ (2,686)	$ 1	$ (2,685)
Other comprehensive income (losses) before reclassifications	(39,514)	(7,311)	(46,825)	3,731	(43,094)
Amounts reclassified from AOCI	(843)	—	(843)	—	(843)
WP Transaction	—	—	—	7,193	7,193
OCI	(40,357)	(7,311)	(47,668)	10,924	(36,744)
Balance at December 31, 2022	$ (43,043)	$ (7,311)	$ (50,354)	$ 10,925	$ (39,429)

(in thousands, except share data)

The following table presents the reclassification adjustments out of AOCI included in net income and the impacted line items on the consolidated statement of operations for the following periods:

	For the Year Ended December 31,			
Components of AOCI	**2022**	**2021**	**2020**	**Affected line item in consolidated statements of operations**
Unrealized gains (losses) on available for sale securities	$ 1,359	$ 638	$ 528	Net realized and unrealized gains (losses)
Related tax (expense) benefit	(516)	(139)	(113)	Provision for income tax
Net of tax	$ 843	$ 499	$ 415	

(19) Stock Based Compensation

Equity Plans

2017 Omnibus Incentive Plan

The Company adopted the Tiptree 2017 Omnibus Incentive Plan (2017 Equity Plan) on June 6, 2017, which permits the grant of restricted stock units (RSUs), stock, and stock options up to a maximum of 6,100,000 shares of common stock. The general purpose of the 2017 Equity Plan is to attract, motivate and retain selected employees and directors for the Company and its subsidiaries, to provide them with incentives and rewards for performance and to better align their interests with the interests of the Company's stockholders. Unless otherwise extended, the 2017 Equity Plan terminates automatically on June 6, 2027. Amendment No. 1 to the 2017 Equity Plan, to increase the aggregate shares issuable under the plan by 4,000,000 shares, was approved by stockholders on June 7, 2022.

The table below summarizes changes to the issuances under the Company's 2017 Equity Plan for the periods indicated, excluding awards granted under the Company's subsidiary incentive plans that are exchangeable for Tiptree common stock:

2017 Equity Plan	Number of shares (1)
Available for issuance as of December 31, 2019	4,765,863
RSU, stock and option awards granted	(977,446)
Available for issuance as of December 31, 2020	3,788,417
RSU, stock and option awards granted	(61,713)
PRSU awards vested	(215,583)
Exchanged for vested subsidiary awards	(1,166,307)
Available for issuance as of December 31, 2021	2,344,814
RSU, stock and option awards granted	(247,093)
Forfeited	5,276
Amendment to 2017 Equity Plan	4,000,000
PRSU awards granted	(3,616,667)
Exchanged for vested subsidiary awards	(114,353)
Available for issuance as of December 31, 2022	2,371,977

(1) Excludes awards granted under the Company's subsidiary incentive plans that are exchangeable for Tiptree common stock.

Restricted Stock Units and Stock Awards

Tiptree Corporate Incentive Plans

The Company values RSUs at their grant-date fair value as measured by Tiptree's common stock price. Generally, the Tiptree RSUs vest and become non-forfeitable either (i) after the third anniversary, or (ii) with respect to one-third of Tiptree shares granted on each of the first, second and third year anniversaries of the date of the grant. RSU awards are expensed using the straight-line method over the requisite service period. The RSUs granted after 2019 include a retirement provision and are amortized over the lesser of the service condition or expected retirement date.

(in thousands, except share data)

Stock Awards - Directors' Compensation

The Company values the stock awards at their issuance-date fair value as measured by Tiptree's common stock price. Upon issuance, the awards are deemed to be granted and immediately vested.

The following table presents changes to the issuances of RSUs and stock awards under the 2017 Equity Plan for the periods indicated:

	Number of shares issuable	Weighted average grant date fair value
Unvested units as of December 31, 2019	958,609	$ 6.23
Granted	552,169	7.04
Vested	(557,633)	6.54
Unvested units as of December 31, 2020	953,145	$ 6.52
Granted	61,713	7.81
Vested	(415,846)	6.62
Unvested units as of December 31, 2021	599,012	$ 6.59
Granted	247,093	12.83
Vested	(339,822)	7.13
Forfeited	(5,276)	10.10
Unvested units as of December 31, 2022	501,007	$ 9.63

The following tables present the detail of the granted and vested RSUs and stock awards for the periods indicated:

	For the Year Ended December 31,		
Granted	**2022**	**2021**	**2020**
Directors	39,517	61,713	82,912
Employees [(1)]	207,576	—	469,257
Total Granted	247,093	61,713	552,169

	For the Year Ended December 31,		
Vested	**2022**	**2021**	**2020**
Directors	39,517	61,713	82,912
Employees	300,305	354,133	474,721
Total Vested	339,822	415,846	557,633
Taxes	(47,274)	(34,828)	(53,438)
Net Vested	292,548	381,018	504,195

(1) Includes 94,410 shares that vest ratably over three years and 113,166 shares that cliff vest in 2025 for the year ended December 31, 2022.

Tiptree Senior Management Incentive Plan

On August 4, 2021, a total of 3,500,000 Performance Restricted Stock Units (PRSUs) were awarded to members of the Company's senior management. An additional 350,000 PRSUs were awarded on October 14, 2022. The PRSUs have a 10-year term and are subject to the recipient's continuous service and a market requirement. A portion of the PRSUs will generally vest upon the achievement of each of five Tiptree share price target milestones ranging from $15 to $60, adjusted for dividends paid, within five pre-established determination periods (subject to a catch-up vesting mechanism) occurring on the second, fourth, sixth, eighth and tenth anniversaries of the grant date.

In November 2021, the first tranche of the PRSUs vested, resulting in a net issuance of 215,583 shares of Tiptree common stock. As of December 31, 2022, 3,616,667 PRSUs are unvested. The below table illustrates the aggregate number of PRSUs that will vest upon the achievement of each Tiptree share price target. Such price targets are adjusted down for cumulative dividends paid by the Company since grant (e.g., the next share price target is $19.76 as adjusted for cumulative dividends paid to date).

Original Tiptree Share Price Target	Number of PRSUs that Vest
$20	516,667
$30	775,000
$45	1,033,333
$60	1,291,667

(in thousands, except share data)

Upon vesting, the Company will issue shares, or if shares are not available under the 2017 Equity Plan, then the Company may in its sole discretion instead deliver cash equal to the fair market value of the underlying shares. As of December 31, 2021, the Company did not have sufficient shares available in the 2017 Equity Plan to settle the PRSUs awarded; as such, the PRSUs were classified as liability awards and were remeasured at each subsequent reporting date, and expensed using the straight-line method over the requisite service period. On June 7, 2022, the Board of Directors authorized additional shares, and the Company now has sufficient shares available in the 2017 Equity Plan to settle the PRSUs awarded. As such, the PRSUs were valued on June 7, 2022, and converted to equity awards on that date, and will be expensed using the straight-line method over the remaining derived service period.

The fair value of the PRSUs was estimated using a Black-Scholes-Merton option pricing formula embedded within a Monte Carlo model used to simulate the future stock prices of the Company, which assumes that the market requirement is achieved. The historical volatility was computed based on historical daily returns of the Company's stock price simulated over the performance period using a lookback period of 10 years. The valuation was done under a risk-neutral framework using the 10-year zero-coupon risk-free interest rate derived from the Treasury Constant Maturities yield curve on the reporting date. The current quarterly dividend rates in effect as of the reporting date are used to calculate a spot dividend yield for use in the model.

The following table presents the assumptions used to remeasure the fair value of the PRSUs issued in 2021 as of June 7, 2022, when they were converted to equity awards.

Valuation Input	Assumption
Historical volatility	38.75%
Risk-free rate	3.04%
Dividend yield	1.45%
Cost of equity	11.72%
Expected term (years)	6

Subsidiary Incentive Plans

Certain of the Company's subsidiaries have established incentive plans under which they are authorized to issue equity of those subsidiaries to certain of their employees. Such awards are accounted for as equity. These awards are subject to performance-vesting criteria based on the performance of the subsidiary (performance vesting awards) and time-vesting subject to continued employment (time vesting awards). Following the service period, certain vested awards may be exchanged at fair market value, at the option of the holder, for Tiptree common stock under the 2017 Equity Plan. The service period for certain grants has been achieved and those vested subsidiary awards are currently eligible for exchange. The Company has the option, but not the obligation to settle the exchange right in cash.

The following table presents changes to the issuances of subsidiary awards under the subsidiary incentive plans for the periods indicated:

	Grant date fair value of equity shares issuable
Unvested balance as of December 31, 2019	$ 4,279
Granted	1,108
Vested	(4,237)
Performance assumption adjustment	3,155
Unvested balance as of December 31, 2020	$ 4,305
Granted	1,278
Vested	(3,472)
Performance assumption adjustment	123
Unvested balance as of December 31, 2021	$ 2,234
Granted	282
Vested	(1,124)
Performance assumption adjustment	95
Unvested balance as of December 31, 2022	$ 1,487

(in thousands, except share data)

The net vested balance of subsidiary awards eligible for exchange as of December 31, 2022 translates to 87,052 shares of Tiptree common stock.

Stock Option Awards

Tiptree Corporate Incentive Plans

Option awards have been granted to the Executive Committee with an exercise price equal to the fair market value of our common stock on the date of grant. The option awards have a 10-year term and are subject to the recipient's continuous service, a market requirement, and vest one third on each of the three, four, and five-year anniversaries of the grant date.

During the year ended December 31, 2021, the market requirement for all outstanding options was achieved. There were no stock option awards granted in 2022 or 2021.

The following table presents the Company's stock option activity for the current period:

	Options outstanding	Weighted average exercise price (in dollars per stock option)	Weighted average grant date value (in dollars per stock option)	Options exercisable
Balance, December 31, 2021	1,715,619	$ 6.49	$ 2.29	712,542
Balance, December 31, 2022	1,675,514	$ 6.50	$ 2.30	1,018,805
Weighted average remaining contractual term at December 31, 2022 (in years)	5.2			

Fortegra Equity Incentive Plan

Fortegra adopted the 2022 Equity Incentive Plan ("Fortegra Plan") on June 21, 2022, which permits the grant of RSUs, stock based awards and options up to approximately 7% of Fortegra Common Stock (assuming conversion of the Fortegra Preferred Stock), of which the substantial majority is expected to be delivered in options. The general purpose of the Fortegra Plan is to attract, motivate and retain selected employees of Fortegra, to provide them with incentives and rewards for performance and to better align their interests with those of Fortegra's stockholders. Unless otherwise extended, the Fortegra Plan terminates automatically on June 21, 2032. The awards under the Fortegra Plan are not exchangeable for Tiptree common stock.

As of December 31, 2022, time vesting RSUs and options equal to approximately 0.4% of Fortegra Common Stock (assuming conversion of the Fortegra Preferred Stock) have been granted under the Fortegra Plan. The unvested RSUs were exchanged for prior RSUs granted to management of Fortegra under the LOTS Intermediate Co. Restricted Stock Unit Program.

(in thousands, except share data)

Stock Based Compensation Expense

The following table presents total stock based compensation expense and the related income tax benefit recognized on the consolidated statements of operations:

	For the Year Ended December 31,		
	2022	2021	2020
Employee compensation and benefits	$ 9,219	$ 10,665	$ 7,571
Director compensation	469	465	546
Income tax benefit	(2,034)	(2,338)	(1,705)
Net stock based compensation expense	$ 7,654	$ 8,792	$ 6,412

Additional information on total non-vested stock based compensation is as follows:

	As of December 31, 2022		
	Stock options	Restricted stock awards and RSUs	Performance Restricted Stock Units
Unrecognized compensation cost related to non-vested awards [1]	$ 137	$ 536	$ 8,429
Weighted - average recognition period (in years)	1.19	0.89	1.09

(1) Includes $105 of unrecognized compensation cost related to stock options at The Fortegra Group that vest ratably over three years.

(20) Income Taxes

The following table presents the Company's provision (benefit) for income taxes reflected as a component of income (loss):

	For the Year Ended December 31,		
	2022	2021	2020
Current provision (benefit) for income taxes:			
Federal	$ 250	$ 1,393	$ (26,273)
State	1,612	1,330	1,692
Foreign	1,041	838	221
Total current provision (benefit) for income taxes	2,903	3,561	(24,360)
Deferred provision (benefit) for income taxes:			
Federal	39,983	13,819	10,415
State	7,155	4,435	697
Foreign	409	(524)	(379)
Total deferred provision (benefit) for income taxes	47,547	17,730	10,733
Total provision (benefit) for income taxes	$ 50,450	$ 21,291	$ (13,627)

On June 21, 2022, the WP Transaction was completed, in which Warburg invested $200,000 in Tiptree's insurance subsidiary, Fortegra. The WP Transaction, along with Fortegra management's ownership, reduced Tiptree's ownership in Fortegra below 80% such that, while still consolidated for GAAP financial reporting purposes, Fortegra will no longer be included in the consolidated tax return group with Tiptree. Tiptree has recorded deferred tax liabilities related to the basis difference in Tiptree's investment in Fortegra as of December 31, 2022. This deferred tax liability represents the tax that would be due, before consideration of loss carryforwards, if Tiptree were to sell any of its Fortegra stock at its carrying value on the Company's balance sheet. The deferred tax liability as of December 31, 2022 relating to the WP Transaction is $39,970, of which $14,064 was recorded directly in stockholders' equity, a benefit of $2,424 in other comprehensive income and $28,330 as a provision for income taxes in the consolidated statements of operations for the year ended December 31, 2022. Additional one time impacts from the transaction caused $4,803 of expense, leading to $33,133 of expense in the statement of operations.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted, implementing numerous changes to tax law including temporary changes regarding the prior and future utilization of net operating losses. During the year ended December 31, 2020, the Company recorded a $7,293 tax benefit related to the ability to carryback net operating losses to prior periods under the CARES Act, resulting in a decrease of our deferred tax asset of $16,795 and an increase to our current receivable of $24,088.

(in thousands, except share data)

The U.S. federal rate is before the consideration of rate reconciling items. A reconciliation of the expected federal provision (benefit) for income taxes on income using the federal statutory income tax rate to the actual provision (benefit) for income taxes and resulting effective income tax rate is as follows for the periods indicated below:

	For the Year Ended December 31,		
	2022	2021	2020
Income (loss) before income taxes	$ 54,011	$ 65,342	$ (38,852)
Federal statutory income tax rate	21.0 %	21.0 %	21.0 %
Expected federal provision (benefit) for income taxes at the federal statutory income tax rate	11,342	13,721	(8,159)
Effect of state provision (benefit) for income taxes, net of federal benefit	2,034	2,858	1,170
Effect of non-deductible compensation	3,292	4,518	769
Effect of CARES Act refund claims	—	—	(7,293)
Effect of tax deconsolidation of subsidiaries	33,133	—	—
Effect of change in valuation allowance	3,285	1,692	759
Effect of foreign operations	(18)	(541)	(938)
Effect of stock-based compensation	(556)	(1,642)	(676)
Effect of return-to-accrual	(509)	154	330
Effect of other items	(1,553)	531	411
Tax (benefit) on income	$ 50,450	$ 21,291	$ (13,627)
Effective tax rate	93.4 %	32.6 %	35.1 %

For the year ended December 31, 2022, the Company’s effective tax rate on income was equal to 93.4%. The effective tax rate for the year ended December 31, 2022 is higher than the U.S. statutory income tax rate of 21.0% primarily from the impact of the tax deconsolidation of Fortegra and non-deductible compensation.

For the year ended December 31, 2021, the Company’s effective tax rate on income was equal to 32.6%. The effective tax rate for the year ended December 31, 2021 is higher than the U.S. statutory income tax rate of 21.0% primarily from the impact of expected refunds arising from the CARES Act.

For the year ended December 31, 2020, the Company’s effective tax rate on losses was equal to 35.1%. The effective tax rate for the year ended December 31, 2020 is higher than the U.S. statutory income tax rate of 21.0% primarily due to the return-to-provision, as well as ongoing state and foreign taxes.

The table below presents the components of the Company’s net deferred tax assets and liabilities as of the respective balance sheet dates:

(in thousands, except share data)

	As of December 31,	
	2022	**2021**
Deferred tax assets:		
Net operating loss carryforwards	$ 37,857	$ 39,047
Unrealized losses	31,482	23,419
Accrued expenses	2,409	4,434
Unearned premiums	52,904	39,221
Deferred revenue	15,700	8,706
Other deferred tax assets	14,505	10,475
Total deferred tax assets	154,857	125,302
Less: Valuation allowance	(11,848)	(8,563)
Total net deferred tax assets	143,009	116,739
Deferred tax liabilities:		
Property	3,058	2,467
Unrealized gains	9,812	17,012
Other deferred tax liabilities	5,942	7,819
Deferred acquisition cost	116,373	84,079
Advanced commissions	43,961	34,700
Intangibles	14,284	11,370
Investment in Fortegra	39,970	—
Total deferred tax liabilities	233,400	157,447
Net deferred tax liability [(1)]	$ 90,391	$ 40,708

(1) Includes $659 classified as held for sale as of December 31, 2021. See Note (4) Dispositions and Assets and Liabilities Held for Sale.

As of January 2016, Tiptree established a U.S. federal consolidated income tax group and files on a consolidated basis, with limited exceptions. As of June 2022, Fortegra and its subsidiaries are no longer part of Tiptree's consolidated income tax group and formed their own tax consolidation group. Tiptree's consolidated group, and certain subsidiaries on a separate basis, file returns in various state jurisdictions, and as such may have state tax obligations. Additionally, as needed the Company will take all necessary steps to comply with any income tax withholding requirements.

(in thousands, except share data)

As of December 31, 2022, the Company had total U.S. Federal net operating loss carryforwards (NOLs) of $98,605. The following table presents the U.S. Federal NOLs by tax year of expiration:

Tax Year of Expiration	**As of December 31, 2022**
2026	$ —
2027	—
2028	—
2029	—
2030	359
2031	—
2032	—
2033	—
2034	—
2035	—
2036	15,046
2037	—
2038	—
2039	—
2040	—
2041	42,155
Indefinite	41,045
Total	$ 98,605

In addition to the U.S. Federal NOL, Tiptree and its subsidiaries have NOLs in various state jurisdictions totaling $17,110 as of December 31, 2022. Valuation allowances of $11,848 have been established for primarily state deferred tax assets, which are primarily state NOLs, since management has concluded it is more likely than not they will expire unutilized based on existing positive and negative evidence. Management believes it is more likely than not the remaining NOLs and deferred tax assets will be utilized prior to their expiration dates.

As of December 31, 2022, the consolidated valuation allowance for the Company was $11,848. In 2022, the Company recorded a net increase in its valuation allowances equal to $3,285, compared to a net increase in its valuation allowance of $1,692 in 2021.

As of December 31, 2022 and 2021, the Company had no material unrecognized tax benefits or accrued interest and penalties. Federal tax years 2017 and onward are open for examination as of December 31, 2022.

(21) Commitments and Contingencies

Operating Leases

All leases are office space leases and are classified as operating leases that expire through 2033. Some of our office leases include the option to extend for up to five years or less at management's discretion. Such extension options were not included in the measurement of the lease liability. Below is a summary of our right of use asset and lease liability as of December 31, 2022:

(in thousands, except share data)

	As of December 31, 2022
Right of use asset - Operating leases	$ 31,499
Operating lease liability	$ 38,031
Weighted-average remaining lease term (years)	7.42
Weighted-average discount rate (1)	7.9%

(1) Discount rate was determined by applying available market rates to lease obligations based upon their term.

As of December 31, 2022, the approximate aggregate minimum future lease payments required for our lease liability over the remaining lease periods are as follows:

	As of December 31, 2022
2023	9,490
2024	9,186
2025	8,880
2026	8,301
2027	6,647
2028 and thereafter	22,192
Total minimum payments	64,696
Less: present value adjustment	23,799
Total (1)	$ 40,897

(1) Does not include lease incentive receivable of $2,866 as of December 31, 2022

The following table presents rent expense for the Company's office leases recorded on the consolidated statements of operations for the following periods:

	For the Year Ended December 31,		
	2022	2021	2020
Rent expense for office leases (1)	$ 9,301	$ 8,924	$ 7,374

(1) Includes lease expense of $202, $609 and $509 for the year ended December 31, 2022, 2021 and 2020, respectively, for assets held for sale.

The Company entered into a sublease of their former corporate office space in December 2022. As a result of the sublease, future lease payments will be offset by $1,842 annually beginning July 2023 through and August 2029.

Litigation

The Company is a defendant in Mullins v. Southern Financial Life Insurance Co., a class action filed in February 2006, in Pike County Circuit Court in the Commonwealth of Kentucky on behalf of Kentucky consumers that purchased certain credit life and disability insurance coverage between 1997-2007. The action alleges violations of the Kentucky Consumer Protection Act ("KCPA") and certain insurance statutes, common law fraud and breach of contract and the covenant of good faith and fair dealing. The plaintiffs seek compensatory and punitive damages, attorneys' fees and interest.

Two classes were certified in June 2010: Subclass A includes class members who suffered a disability during the coverage period but allegedly received less than full disability benefits; Subclass B includes all class members whose loan termination date extended beyond the termination date of the credit disability coverage period.

In a series of orders issued in October 2022 on competing motions for partial summary judgment, the court found in favor of the plaintiffs as to the Subclass A breach of contract claim (the "Subclass A Order") and, as to Subclass B, found that the Company was unjustly enriched to the extent the premium it collected exceeded the proportion of the premium for which the Company provided benefits coverage (the "Subclass B Order"). The court found in favor of the Company as to the plaintiffs' claims for common law fraud and violation of Kentucky's insurance statutes and ordered the plaintiffs' Motion for Sanctions for Spoliation of Evidence held in abeyance. The Company has appealed the Subclass A Order and Subclass B Order and all interlocutory orders made final by entry of the Subclass A Order and Subclass B Order.

(in thousands, except share data)

In December 2022, the court dismissed the plaintiffs' KCPA claims as to both Subclass A and Subclass B. The court also dismissed the plaintiffs' breach of covenant of good faith and fair dealing claim as to Subclass B but declined to dismiss such claim as to Subclass A pending resolution of the Company's appeal. A trial has been scheduled for December 2023.

The Company considers such litigation customary in the insurance industry. In management's opinion, based on information available at this time, the ultimate resolution of such litigation, which it is vigorously defending, should not be materially adverse to the financial position of the Company. It should be noted that large punitive damage awards, bearing little relation to actual damages sustained by plaintiffs, have been awarded in certain states against other companies in the credit insurance business. At this time, the Company cannot estimate a range of loss that is reasonably possible.

The Company and its subsidiaries are parties to other legal proceedings in the ordinary course of business. Although the Company's legal and financial liability with respect to such proceedings cannot be estimated with certainty, the Company does not believe that these proceedings, either individually or in the aggregate, are likely to have a material adverse effect on the Company's financial position.

(22) Earnings Per Share

The Company calculates basic net income per share of common stock (common share) based on the weighted average number of common shares outstanding, which includes vested corporate RSUs. Unvested corporate RSUs have a non-forfeitable right to participate in dividends declared and paid on the Company's common stock on an as vested basis and are therefore considered a participating security. The Company calculates basic earnings per share using the "two-class" method under which the income available to common stockholders is allocated to the unvested corporate RSUs.

Diluted net income attributable to common stockholders includes the effect of unvested subsidiaries' RSUs, when dilutive. The assumed exercise of all potentially dilutive instruments is included in the diluted net income per common share calculation, if dilutive.

The following table presents a reconciliation of basic and diluted net income per common share for the following periods:

	For the Year Ended December 31,		
	2022	2021	2020
Net income (loss)	$ 3,561	$ 44,051	$ (25,225)
Less:			
Net income (loss) attributable to non-controlling interests	11,835	5,919	3,933
Net income allocated to participating securities	—	703	—
Net income (loss) attributable to Tiptree Inc. common shares - basic	(8,274)	37,429	(29,158)
Effect of Dilutive Securities:			
Securities of subsidiaries	—	(780)	—
Adjustments to income relating to exchangeable interests and contingent considerations, net of tax	—	9	—
Net income (loss) attributable to Tiptree Inc. common shares - diluted	$ (8,274)	$ 36,658	$ (29,158)
Weighted average number of shares of common stock outstanding - basic	35,531,149	33,223,792	33,859,775
Weighted average number of incremental shares of common stock issuable from exchangeable interests and contingent considerations	—	464,464	—
Weighted average number of shares of common stock outstanding - diluted	35,531,149	33,688,256	33,859,775
Basic net income (loss) attributable to common shares	$ (0.23)	$ 1.13	$ (0.86)
Diluted net income (loss) attributable to common shares	$ (0.23)	$ 1.09	$ (0.86)

(23) Related Party Transactions

Corvid Peak is a related party of the Company because Corvid Peak is deemed to be controlled by Michael Barnes, the Company's Executive Chairman. The Company is invested in funds managed by Corvid Peak (the "Corvid Peak Funds") and Corvid Peak manages investment portfolio accounts of Fortegra and certain of its subsidiaries under an investment advisory agreement (the "IAA"). With respect to the Corvid Peak Funds and IAA, the Company incurred $3,808, $1,988 and $2,792 of management and incentive fees for the years ended December 31, 2022, 2021 and 2020, respectively.

Beginning January 1, 2021, Tiptree has been allocated 10.2% of certain profits interests earned by Corvid Peak with an

(in thousands, except share data)

additional 10.2% interest for each of the next consecutive four years. Beginning on January 1, 2023, Tiptree's percentage interest increased to 31.84% (including interests acquired from former Corvid Peak equity holders).

On November 10, 2022, the Company contributed $505 of cash (representing its pro rata share) to Corvid Peak to fund an escrow account for the repurchase of a revenue share by a third party effective as of January 1, 2025.

Pursuant to the Transition Services Agreement, Tiptree and Corvid Peak have mutually agreed to provide certain services to one another. Payments under the Transition Services Agreement in the year ended December 31, 2022 and 2021 were not material.

Pursuant to a Partner Emeritus Agreement, Tiptree agreed to provide Mr. Inayatullah, a greater than 5% stockholder of the Company, support services and reimburse Mr. Inayatullah for a portion of benefit expenses in exchange for advice and other consulting services as requested by the Company's Executive Committee. Transactions related to the Partner Emeritus Agreement in the year ended December 31, 2022 and 2021 were not material.

In 2022, Michael Barnes, the Company's Executive Chairman, exercised warrants for 979,146 shares of Tiptree common stock for $6,783 and Mr. Inayatullah exercised warrants for 440,318 shares of Tiptree common stock for $3,050.

(24) Subsequent Events

On January 31, 2023, subsidiaries of Fortegra amended the asset backed revolving financing to increase the revolving commitment to $100,000 and transition to SOFR.

On March 7, 2023, the Company's board of directors declared a quarterly cash dividend of $0.05 per share to holders of common stock with a record date of March 20, 2023, and a payment date of March 27, 2022.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of its Executive Chairman, Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) of the Exchange Act) as of December 31, 2022. Based upon that evaluation, the Company's Executive Chairman, Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2022.

The Company is committed to maintaining a strong internal control environment which is accompanied by management's ongoing focus on processes and related controls to achieve accurate and reliable financial reporting. However, all systems of internal control, no matter how well designed, have inherent limitations. Therefore, even those systems deemed to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(b) Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company conducted an evaluation of the effectiveness of its internal control over financial reporting based upon the framework established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are made only in accordance with the authorization of management and the Board of Directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on our financial statements.

If the Company identifies any material weaknesses, the COSO Framework does not allow the Company to conclude that our internal control over financial reporting is effective. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Based upon its assessment, management concluded that the Company's internal control over financial reporting as of December 31, 2022 was effective using the COSO Framework.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm that audited the Company's consolidated financial statements as of and for the year ended December 31, 2022, as stated in their report, included in Item 8 of this Form 10-K, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2022.

(c) Changes in Internal Control over Financial Reporting

There were no changes in internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the three months ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information concerning our executive officers is incorporated herein by reference to information included in the Proxy Statement for the Company's 2023 Annual Meeting of Stockholders.

Information with respect to our directors and the nomination process is incorporated herein by reference to information included in the Proxy Statement for the Company's 2023 Annual Meeting of Stockholders.

Information regarding our audit committee and our audit committee financial experts is incorporated herein by reference to information included in the Proxy Statement for the Company's 2023 Annual Meeting of Stockholders.

Information required by Item 405 of Regulation S-K is incorporated herein by reference to information included in the Proxy Statement for the Company's 2023 Annual Meeting of Stockholders.

Item 11. Executive Compensation

Information with respect to executive compensation is incorporated herein by reference to information included in the Proxy Statement for the Company's 2023 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information with respect to security ownership of certain beneficial owners and management is incorporated herein by reference to information included in the Proxy Statement for the Company's 2023 Annual Meeting of Stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information with respect to such contractual relationships and independence is incorporated herein by reference to the information in the Proxy Statement for the Company's 2023 Annual Meeting of Stockholders.

Item 14. Principal Accountant Fees and Services

Information with respect to principal accounting fees and services and pre-approval policies are incorporated herein by reference to information included in the Proxy Statement for the Company's 2023 Annual Meeting of Stockholders.

PART IV
Item 15. Exhibits, Financial Statement Schedules

The following documents are filed as a part of this Form 10-K:
(a)(1) All Financial Statements

Index to Financial Statements:	Page
Consolidated Balance Sheets as of December 31, 2022 and 2021	F- 1
Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020	F- 2
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2022, 2021 and 2020	F- 3
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2022, 2021 and 2020	F- 4
Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020	F- 6
Notes to Consolidated Financial Statements	F- 8

(a)(2) Financial Statement Schedules

Schedule II—"Financial Information of Registrant", is filed as part of this Annual Report on Form 10-K and should be read in conjunction with the financial statements and notes thereto contained in Item 8—"Financial Statements and Supplementary Data."

All other financial statements and financial statement schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instruction, are not material or are not applicable and, therefore, have been omitted.

(a)(3) Exhibits

Exhibit No.	Description
3.1	Fifth Articles of Amendment and Restatement of the Registrant, effective June 6, 2018 (previously filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K (File No. 001-33549), filed on June 7, 2018 and herein incorporated by reference).
3.2	Fifth Amended and Restated Bylaws of the Registrant (previously filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K (File No. 001-33549), filed on January 25, 2023 and herein incorporated by reference).
3.3	Articles Supplementary of the Registrant, dated December 29, 2014 (previously filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K (File No. 001-33549), filed on December 29, 2014 and herein incorporated by reference).
4.1	Form of Certificate of Common Stock (previously filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-A/A (File No. 001-33549), filed on June 7, 2018 and herein incorporated by reference.
4.2	Description of the Registrant's Securities Registered under Section 12 of the Securities Exchange Act of 1934 (previously filed as Exhibit 4.3 to the Registrant's Annual Report on Form 10-K (File No. 001-33549), filed on March 12, 2020 and herein incorporated by reference).
10.1	Registrant's 2017 Omnibus Incentive Plan (previously filed as Exhibit 10.1 to the Registrant's Form S-8 Registration Statement (File No. 333-218827), filed on June 19, 2017 and herein incorporated by reference).**
10.2	Amendment No. 1 to 2017 Omnibus Incentive Plan (previously filed as Annex A to the Registrant's Proxy Statement for the 2022 Annual Meeting of Shareholders (File No. 001-33549), and herein incorporated by reference).**
10.3	Form of Non-Qualified Stock Option Agreement under the Registrant's 2017 Omnibus Incentive Plan (previously filed as Exhibit 10.3 to the Registrant's Annual Report on Form 10-K (File No. 001-33549), filed on March 14, 2018 and herein incorporated by reference)**

Exhibit No.	Description
10.4	Form of Non-Qualified Stock Option Agreement under the Registrant's 2017 Omnibus Incentive Plan) (previously filed as Exhibit 10.5 to the Registrant's Annual Report on Form 10-K (File No. 001-33549), filed on March 12, 2020 and herein incorporated by reference).**
10.5	Form of Restricted Stock Unit Agreement under the Registrant's 2017 Omnibus Incentive Plan (previously filed as Exhibit 10.6 to the Registrant's Annual Report on Form 10-K (File No. 001-33549), filed on March 12, 2020 and herein incorporated by reference).**
10.6	Form of Restricted Stock Unit Agreement under the Registrant's 2017 Omnibus Incentive Plan (previously filed as Exhibit 10.7 to the Registrant's Annual Report on Form 10-K (File No. 001-33549), filed on March 12, 2020 and herein incorporated by reference).**
10.7	Form of Performance Restricted Stock Unit Agreement (previously filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-33549), filed on August 8, 2022 and herein incorporated by reference).**
10.8	Form of Indemnification Agreement (previously filed as Exhibit 10.9 to the Registrant's Registration Statement on Form S-11, as amended (File No. 333-141634), filed on June 7, 2007 and herein incorporated by reference).
10.9	Amended and Restated Transition Services Agreement between Tricadia Holdings, L.P. and Tiptree Inc., dated as of February 15, 2019 (previously filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 001-33549), filed on April 22, 2019 and herein incorporated by reference).
10.10	Second Amended and Restated Credit Agreement, dated as of October 21, 2022 by and among Fortegra Financial Corporation, LOTS Intermediate Co. and The Fortegra Group, Inc., as borrowers, the lenders from time to time party thereto, certain of Fortegra's subsidiaries, as guarantors, and Fifth Third Bank, NA, as the administrative agent and issuing lender (previously filed as Exhibit 10.1 to Form 8-K (File No. 001-33549), filed October 25, 2022 and herein incorporated by reference).
10.11	Second Amendment to Credit Agreement, dated as of January 31, 2023, by and among South Bay Acceptance Corporation, South Bay Funding LLC, the lenders from time to time party thereto and Fifth Third Bank, National Association as the administrative agent (filed herewith).
10.12	Equity Interest Purchase Agreement, dated December 16, 2019, by and among Tiptree Warranty Holdings, LLC and Peter Masi (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-33549), filed on December 17, 2019 and herein incorporated by reference).
10.13	First Amendment to the Equity Interest Purchase Agreement, effective November 3, 2021, by and among Fortegra Warranty Holdings, LLC and Peter Masi (previously filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-33549) filed on November 3, 2021 and herein incorporated by reference).
10.14	Amendment No. 3 to Partner Emeritus Agreement, effective February 17, 2022, by and between Tiptree Inc. and Arif Inayatullah (previously filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-33549), filed on May 5, 2022 and herein incorporated by reference).
10.15	Amendment No. 4 to Partner Emeritus Agreement, effective November 1, 2022, by and between Tiptree Inc. and Arif Inayatullah (previously filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-33549), filed on November 2, 2022 and herein incorporated by reference).
10.16	Securities Purchase Agreement between and among Tiptree Inc., The Fortegra Group, Inc. and WP Falcon Aggregator, L.P. dated October 11, 2021 (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-33549) filed on October 12, 2021 and herein incorporated by reference).
10.17	Stockholders Agreement between and among Tiptree Holdings LLC, The Fortegra Group Inc. and WP Falcon Aggregator, L.P. (previously filed as Exhibit 10.5 to the Registrant's Current Report on Form 8-K (File No. 001-33549) filed on June 21, 2022 and herein incorporated by reference).
10.18	Warrant to Purchase Common Stock (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-33549) filed on June 21, 2022 and herein incorporated by reference).
10.19	Investor Additional Warrants to Purchase Common Stock (previously filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 001-33549) filed on June 21, 2022 and herein incorporated by reference).

Exhibit No.	Description
10.20	Tiptree Additional Warrants to Purchase Common Stock (previously filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 001-33549) filed on June 21, 2022 and herein incorporated by reference).
10.21	Certificate of Designation of Series A Preferred Stock (previously filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K (File No. 001-33549) filed on June 21, 2022 and herein incorporated by reference).
10.22	Registration Rights Agreement between and among Tiptree Holdings LLC, The Fortegra Group Inc., WP Falcon Aggregator, L.P. and the other holders set forth therein (previously filed as Exhibit 10.6 to the Registrant's Current Report on Form 8-K (File No. 001-33549) filed on June 21, 2022 and herein incorporated by reference).
10.23	Investment Advisory Agreement by and among Tiptree Inc., The Fortegra Group, LLC and subsidiaries and Corvid Peak Capital Management, LLC effective as of May 3, 2021 and July 1, 2021 (previously filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-33549) filed on August 4, 2021 and herein incorporated by reference).
10.24	Amended and Restated Executive Separation and Transition Agreement by and among Tiptree Inc. and Sandra Bell, dated as of February 28, 2023 (filed herewith).**
10.25	Executive Employment Agreement by and among Tiptree Inc. and Scott McKinney, dated as of October 14, 2022 (previously filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 001-33549), filed on October 17, 2022 and herein incorporated by reference).**
21.1	Subsidiaries of the Registrant (filed herewith).
23.1	Consent of Independent Registered Public Accounting Firm (filed herewith).
31.1	Certification of Executive Chairman pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.3	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.1	Certification of Executive Chairman pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
32.2	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
32.3	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
104	Cover page from Tiptree Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, formatted in iXBRL (included in Exhibit 101).

* Attached as Exhibit 101 to this Annual Report on Form 10-K are the following materials, formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets (audited) for December 31, 2022 and December 31, 2021, (ii) the Consolidated Statements of Operations (audited) for the years ended December 31, 2022, 2021 and 2020, (iii) the Consolidated Statements of Comprehensive Income (Loss) (audited) for the years ended December 31, 2022, 2021 and 2020, (iv) the Consolidated Statements of Changes in Stockholders' Equity (audited) for the years ended December 31, 2022, 2021 and 2020, (v) the Consolidated Statements of Cash Flows (audited) for the years ended December 31, 2022, 2021 and 2020 and (vi) the Notes to the Consolidated Financial Statements (audited).

** Denotes a management contract or compensatory plan, contract or arrangement.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Tiptree Inc. has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tiptree Inc.

Date: March 8, 2023   By:/s/ Jonathan Ilany

Jonathan Ilany

Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Jonathan Ilany Jonathan Ilany	Chief Executive Officer and Director (Principal Executive Officer)	March 8, 2023
/s/ Sandra Bell Sandra Bell	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 8, 2023
/s/ Michael G. Barnes Michael G. Barnes	Executive Chairman and Director	March 8, 2023
/s/ Randy S. Maultsby Randy S. Maultsby	President and Director	March 8, 2023
/s/ Paul M. Friedman Paul M. Friedman	Director	March 8, 2023
/s/ Lesley Goldwasser Lesley Goldwasser	Director	March 8, 2023
/s/ Bradley E. Smith Bradley E. Smith	Director	March 8, 2023
/s/ Dominique Mielle Dominique Mielle	Director	March 8, 2023

Schedule II — Condensed Financial Information of Registrant

TIPTREE INC.
PARENT COMPANY ONLY CONDENSED STATEMENTS OF INCOME

(All amounts in thousands)	For the Year Ended December 31,		
	2022	2021	2020
Revenues			
Interest income	$ 277	$ 259	$ 223
Other revenue	4	67	232
Total revenues	281	326	455
Expenses			
Employee compensation and benefits	27,188	28,060	15,195
Interest expense [2]	123	—	4,681
Professional fees	6,532	6,656	4,476
Rent and facilities	3,126	1,993	2,094
General and administrative	755	1,254	1,259
Depreciation and amortization	805	805	807
Loss on extinguishment of debt	—	—	353
Other expenses	1,675	1,305	1,513
Total expenses	40,204	40,073	30,378
Equity in earnings (losses) of subsidiaries, net of tax [1]	24,778	73,164	(24,855)
Income (loss) before taxes	(15,145)	33,417	(54,778)
Less: provision (benefit) for income taxes	(6,871)	(4,715)	(25,620)
Net income (loss) attributable to Tiptree Inc. common stockholders	$ (8,274)	$ 38,132	$ (29,158)

[1] Eliminated in consolidation.
[2] Eliminated in consolidation for the year ended December 31, 2022.

TIPTREE INC.
PARENT COMPANY ONLY CONDENSED BALANCE SHEETS

(All amounts in thousands, except share data)	As of December 31,	
	2022	2021
Assets		
Investment in subsidiaries [1]	$ 293,050	$ 370,632
Cash and cash equivalents	126,111	2,456
Notes and accounts receivable, net	3,300	2,897
Income taxes receivable	15,956	15,968
Deferred tax assets	17,571	20,830
Other assets	22,338	14,100
Total assets	$ 478,326	$ 426,883
Liabilities and Stockholders' Equity		
Liabilities		
Operating lease liability	$ 18,079	$ 11,319
Intercompany payables, net [1]	48,186	7,136
Accrued expenses	14,696	18,731
Other liabilities	—	6,743
Total liabilities	$ 80,961	$ 43,929
Stockholders' Equity		
Preferred stock: $0.001 par value, 100,000,000 shares authorized, none issued or outstanding	$ —	$ —
Common stock: $0.001 par value, 200,000,000 shares authorized, 36,385,299 and 34,124,153 shares issued and outstanding, respectively	36	34
Additional paid-in capital	382,645	317,459
Accumulated other comprehensive income (loss), net of tax	(39,429)	(2,685)
Retained earnings	54,113	68,146
Total stockholders' equity	397,365	382,954
Total liabilities and stockholders' equity	$ 478,326	$ 426,883

[1] Eliminated in consolidation.


TIPTREE INC.
PARENT COMPANY ONLY CONDENSED STATEMENTS OF CASH FLOWS


(All amounts in thousands)

	For the Year Ended December 31,		
	2022	**2021**	**2020**
Operating Activities:			
Net income (loss) attributable to Tiptree Inc. common stockholders	$ (8,274)	$ 38,132	$ (29,158)
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in earnings of subsidiaries[1]	(24,778)	(73,164)	24,855
Depreciation expense	805	805	807
Deferred provision (benefit) for income taxes	1,048	(528)	(15,815)
Non-cash lease expense	2,512	1,843	1,660
Non-cash compensation expense	7,093	8,580	3,110
Amortization of deferred financing costs	—	—	172
Changes in operating assets and liabilities			
Net changes in other operating assets and liabilities	(4,054)	5,412	1,264
Net cash provided by (used in) operating activities	**(25,648)**	**(18,920)**	**(13,105)**
Investing Activities:			
Proceeds from the sale of businesses	—	125	—
Proceeds from notes receivable	—	169	—
Issuance of notes receivable	—	(432)	—
Asset acquisitions due to merger with Operating Co.	—	—	488
Net cash flows provided by (used in) provided by investing activities	**—**	**(138)**	**488**
Financing Activities:			
Distributions from subsidiaries [1]	99,965	30,996	35,092
Proceeds from intercompany notes payable [1]	43,281	—	—
Cash received for the exercise of warrants	13,724	—	—
Dividends paid	(5,759)	(5,409)	(5,565)
Repurchases of common stock	(1,727)	(2,882)	(13,889)
Subsidiary RSU exchanges	(181)	(1,458)	(2,034)
Cash paid in connection with the vesting of units	—	(445)	(362)
Net cash provided by (used in) financing activities	**149,303**	**20,802**	**13,242**
Net increase (decrease) in cash and cash equivalents	**123,655**	**1,744**	**625**
Cash and cash equivalents at beginning of period	2,456	712	87
Cash and cash equivalents at end of period	**$ 126,111**	**$ 2,456**	**$ 712**
Cash (received) paid for income taxes	$ (155)	$ 61	$ (166)

[1] Eliminated in consolidation.

Note 1. Basis of Presentation

Tiptree Inc. (together with its consolidated subsidiaries, collectively, Tiptree, the Company, or we) is a Maryland Corporation that was incorporated on March 19, 2007. Tiptree's common stock trades on the Nasdaq Capital Market under the symbol "TIPT". Tiptree is a holding company that combines specialty insurance operations with investment management capabilities. We allocate our capital across our insurance operations and other investments. We classify our business into two reportable segments: Insurance and Mortgage. We refer to our non-insurance operations, assets and other investments, which is comprised of our Mortgage reportable segment and our non-reportable segments and other business activities, as Tiptree Capital.

Pursuant to the terms discussed in Note—(11) Debt, net in the notes to consolidated financial statements, indebtedness of subsidiaries of Tiptree limits that subsidiary's ability to pay dividends or make distribution to Tiptree Inc. In addition, certain other subsidiaries' activities are regulated, or subject to specific restriction on transfers as a result of financing arrangements. As a result of these restrictions, these condensed financial statements of the Registrant have been prepared in accordance with Rule 12-04 of Regulation S-X, as restricted net assets of the Company's subsidiaries (as defined in Rule 4-08(e)(3) of Regulation S-X) exceed 25% of the Company's consolidated net assets as of December 31, 2022.

For the period ending December 31, 2019, the Company was a holding company without any operations of its own. On July 17, 2020, Operating Company merged into Tiptree, with Tiptree as the surviving entity (the Reorganization). In connection with the Reorganization, Operating Company contributed substantially all of its assets to Caroline Holdings LLC, a wholly owned subsidiary of Operating Company, which was renamed Tiptree Holdings LLC. Prior to the Reorganization, the Company was allocated itemized expenses of $2,000 related to operating as a public company from Operating Company for the six months ended June 30, 2020.

These condensed financial statements have been prepared on a "parent-only" basis. Under a parent-only presentation, the Parent Company's investments in subsidiaries are presented under the equity method of accounting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. The accompanying condensed financial information should be read in conjunction with the Tiptree Inc. consolidated financial statements and related Notes thereto.

Note 2. Dividends Received

The Company received distributions of $99,965, $30,996 and $35,092 for the years ended December 31, 2022, 2021 and 2020, respectively.